As filed with the Securities and Exchange Commission on January 30, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

A. O. SMITH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3621	39-0619790
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11270 West Park Place

Milwaukee, Wisconsin 53224-9508

(414) 359-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James F. Stern, Esq.

Executive Vice President, General Counsel and Secretary

A. O. Smith Corporation

11270 West Park Place

Milwaukee, Wisconsin 53224-9508

(414) 359-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert F. Wall Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600	Mark D. Gerstein Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, IL 60606 (312) 876-7700

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable following the effectiveness of this registration statement, satisfaction or waiver of the other conditions to closing of the merger described herein and consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Class A Common Stock, par value $5.00 per share	7,947,690 (3)	N/A	$268,682,346	$10,560 (4)
Common Stock, par value $1.00 per share	9,483,491 (5)	N/A	N/A (6)	N/A (7)
Total				$10,560

(1)

Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(c) and 457(f) under the Securities Act. The proposed maximum aggregate offering price of the A. O. Smith Corporation (“A. O. Smith”) Class A common stock and A. O. Smith common stock was calculated based upon the market value of shares of Smith Investment Company (“SICO”) common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (a) $81.00, the average of the high and low prices per share of SICO on January 27, 2009, as quoted on the Pink OTC Markets, Inc., multiplied by (b) 3,317,066, the estimated maximum number of shares of SICO common stock outstanding as of January 27, 2009.

(2)	Calculated by multiplying the estimated aggregate offering price of securities by 0.00003930.

(3)

The maximum number of shares of A. O. Smith Class A common stock estimated to be issuable upon the completion of the merger described herein, calculated as the product of: (a) 3,317,066 shares of SICO common stock and (b) 2.396 shares of A. O. Smith Class A common stock. This number is based on the number of shares of SICO common stock outstanding, as of January 27, 2009, and is calculated in accordance with the formula set forth in the Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), among A. O. Smith, SICO Acquisition, LLC, SICO and Smith Investment Company LLC.

(4)

Because the amount of registration fee payable is calculated based upon the aggregate offering price which is based upon the proposed maximum aggregate offering price of shares of SICO common stock outstanding as of January 27, 2009, this amount represents the total registration fee payable.

(5)

The maximum number of shares of A. O. Smith common stock estimated to be issuable upon the completion of the merger described herein, calculated as (a) the product of (i) 3,317,066 shares of SICO common stock and (ii) 0.463 shares of A. O. Smith common stock plus (b) 7,947,690 shares of A. O. Smith common stock, which represents the shares issuable upon conversion of all of the A. O. Smith Class A common stock registered hereunder. This number is based on the number of shares of SICO common stock outstanding, as of January 27, 2009 pursuant to the formula set forth in the Merger Agreement.

(6)

The proposed maximum aggregate offering price is calculated based upon the market value of shares of SICO common stock outstanding as of January 27, 2009 and is set forth above. See Footnote 1 for additional information.

(7)	The amount listed above represents the total aggregate registration fee payable. See Footnote 4 for additional information.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and is subject to change. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED                     , 2009

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

The boards of directors of A. O. Smith Corporation, or “A. O. Smith,” and Smith Investment Company, or “SICO,” approved an Agreement and Plan of Merger dated as of December 9, 2008 (the “Merger Agreement”) providing for the merger of SICO with and into SICO Acquisition, LLC, or “MergerCo,” a newly formed subsidiary of A. O. Smith. As of December 31, 2008, SICO owned approximately 97.9% of the outstanding shares of A. O. Smith Class A common stock and 7.1% of the outstanding shares of A. O. Smith common stock, representing a control position in A. O. Smith. A majority of the outstanding shares of SICO common stock is owned by members of the Smith Family, which is the founding family of A. O. Smith.

If the proposed merger is completed, stockholders of SICO will own shares of A. O. Smith directly, rather than through SICO. Stockholders of SICO will be entitled to receive (a) 2.396 shares of A. O. Smith Class A common stock and (b) 0.463 shares of A. O. Smith common stock for each outstanding share of SICO common stock that they hold immediately prior to the effective time of the merger, subject to the treatment of shares required to be placed into escrow, dissenting shares and fractional shares described in this joint proxy statement/prospectus. The calculation of the number of shares of A. O. Smith Class A common stock and A. O. Smith common stock the stockholders of SICO will be entitled to receive assumes that all of the shares of A. O. Smith common stock deposited into escrow are subsequently released to the former SICO stockholders. The consideration that SICO stockholders will be entitled to receive in the merger is more fully described in this joint proxy statement/prospectus under the heading “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 87.

The closing of the merger is conditioned upon, among other things, the affirmative vote of:

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing at least 66-2/3% of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, in favor of the proposal to adopt the Merger Agreement;

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, in favor of the proposal to adopt the Amended and Restated Certificate of Incorporation of A. O. Smith (the “A. O. Smith Amended Charter”);

•

the holders of A. O. Smith Class A common stock, voting as a separate class, representing a majority of the outstanding shares of A. O. Smith Class A common stock, in favor of the proposal to adopt the A. O. Smith Amended Charter;

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes cast by such holders at the A. O. Smith special meeting, in favor of the proposal to approve the issuance of A. O. Smith Class A common stock and A. O. Smith common stock to SICO stockholders pursuant to the Merger Agreement (the “Stock Issuance”); and

•	the holders of a majority of the outstanding shares of SICO common stock in favor of the proposal to approve the Merger Agreement.

SICO, which holds shares representing 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class, has agreed to vote in favor of the merger and the other related proposals to be considered at the special meeting of A. O. Smith stockholders. In addition, holders of 52.7% of the voting power of the total outstanding shares of SICO common stock have agreed to vote in favor of the merger at the special meeting of SICO stockholders. Therefore, stockholders of A. O. Smith and SICO holding voting power sufficient to adopt and approve the merger and the related proposals have agreed to vote in favor of the merger and the related proposals.

The obligations of A. O. Smith and SICO to complete the merger also are subject to the satisfaction or waiver of several other conditions to the merger. More information about A. O. Smith, SICO and the merger is contained in this joint proxy statement/prospectus. We encourage you to read carefully this joint proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 29.

A. O. Smith will hold a special meeting of its stockholders to consider and vote on the adoption of the Merger Agreement, the adoption of the A. O. Smith Amended Charter and the approval of the Stock Issuance.

SICO will hold a special meeting of its stockholders to consider and vote on the approval of the Merger Agreement.

The respective places, dates and times of the special meetings of A. O. Smith and SICO stockholders are as follows:

For A. O. Smith stockholders:	For SICO stockholders:

The A. O. Smith board of directors recommends that A. O. Smith stockholders vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the proposal to adopt the A. O. Smith Amended Charter and “FOR” the proposal to approve the Stock Issuance.

The SICO board of directors unanimously recommends that SICO stockholders vote “FOR” the proposal to approve the Merger Agreement.

Your vote is very important. Whether or not you plan to attend your company’s special meeting, please take the time to vote by following the instructions on the enclosed proxy card or in the case of A. O. Smith stockholders, by granting your proxy electronically over the Internet or by telephone.

We enthusiastically support this merger and join with our boards of directors in recommending that our stockholders vote “FOR” the proposals necessary to complete the merger.

Sincerely,	Sincerely,

Paul W. Jones	Bruce M. Smith
Chairman, President and Chief Executive Officer A. O. Smith Corporation	Chairman, President and Chief Executive Officer Smith Investment Company

A. O. Smith common stock trades on the New York Stock Exchange LLC under the symbol “AOS.” A. O. Smith Class A common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “SAOSA.”

SICO common stock is quoted on the Pink OTC Markets, Inc. under the symbol “SMIC.”

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the merger and the other transactions described in this joint proxy statement/prospectus nor have they approved or disapproved of the issuance of the A. O. Smith common stock or A. O. Smith Class A common stock to be issued in connection with the merger, or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2009, and is being first mailed to A. O. Smith stockholders and SICO stockholders on or about                     , 2009.

CERTAIN FREQUENTLY USED TERMS

This joint proxy statement/prospectus constitutes a prospectus of A. O. Smith Corporation for the shares of A. O. Smith Class A common stock and A. O. Smith common stock that it will issue to Smith Investment Company stockholders in the merger, and a joint proxy statement for stockholders of A. O. Smith Corporation and Smith Investment Company. Unless otherwise specified or the context so requires:

•	“A. O. Smith” means A. O. Smith Corporation, a Delaware corporation.

•

“A. O. Smith Amended Charter” means the Amended and Restated Certificate of Incorporation of A. O. Smith to be submitted for approval by A. O. Smith stockholders pursuant to the Merger Agreement, which is described more fully under the heading “A. O. Smith Amended Charter” beginning on page 102.

•	“A. O. Smith Class A common stock” means the Class A common stock, par value $5.00 per share, of A. O. Smith.

•	“A. O. Smith common stock” means the common stock, par value $1.00 per share, of A. O. Smith.

•	“A. O. Smith Existing Charter” means the Restated Certificate of Incorporation of A. O. Smith, restated as of October 10, 2000.

•	“A. O. Smith Special Committee” means the Special Committee of the Board of Directors of A. O. Smith.

•	“A. O. Smith Unaffiliated Stockholders” means the holders of A. O. Smith Class A common stock and A. O. Smith common stock other than SICO.

•

“Berlin Industries” means Berlin Industries, Inc., a Delaware corporation, and its successor Berlin Industries LLC, a Delaware limited liability company, that was a wholly-owned subsidiary of SICO prior to the Spin-Off.

•

“Central States” means Central States Distribution Service, Inc., an Illinois corporation, and its successor Central States Distribution Service LLC, a Delaware limited liability company, that was a wholly-owned subsidiary of SICO prior to the Spin-Off.

•	“Class A Exchange Ratio” has the meaning set forth under the heading “The Merger Agreement—Consideration to be Received in the Merger—A. O. Smith Class A Common Stock” beginning on page 88.

•	“Closing Common Exchange Ratio” has the meaning set forth under the heading “The Merger Agreement—Consideration to be Received in the Merger—A. O. Smith Common Stock” beginning on page 88.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•	“DGCL” means the Delaware General Corporation Law.

•	“Duff & Phelps” means, as applicable, Duff & Phelps Securities, LLC, financial advisor to the SICO Special Committee, and its affiliate, Duff & Phelps, LLC.

•	“Escrow Shares” has the meaning set forth under the heading “The Merger Agreement—A. O. Smith Common Stock in Escrow.”

•	“IRS” means the Internal Revenue Service.

•	“IRS Letter Ruling” means a private letter ruling from the IRS ruling that, among other things, the merger will qualify as a reorganization under Section 368(a) of the Code.

•	“Latham” means Latham & Watkins LLP, legal advisor to SICO.

•

“Merger Agreement” means the Agreement and Plan of Merger, dated as of December 9, 2008, among A. O. Smith, MergerCo, SICO and SpinCo, as the same may be amended, supplemented or otherwise modified from time to time.

•	“MergerCo” means SICO Acquisition, LLC, a Delaware limited liability company.

•

“Merger Consideration” means the consideration to be received by the SICO stockholders in the merger as described under the heading “The Merger Agreement—Consideration to be Received in the Merger,” beginning on page 87.

•	“Morgan Stanley” means Morgan Stanley & Co. Incorporated, financial advisor to the A. O. Smith Special Committee.

•	“NRS” means the Nevada Revised Statutes.

•	“Per Share Escrow Release Number” has the meaning set forth under the heading “The Merger—Agreement—Consideration to be Received in the Merger—A. O. Smith Common Stock in Escrow” beginning on page 89.

•	“Quarles” means Quarles & Brady LLP, legal advisor to certain members of the Smith Family.

•	“Reinhart” means Reinhart Boerner Van Deuren s.c., legal advisor to the SICO Special Committee.

•

“Shareholders’ Representative” means SpinCo, in its capacity as shareholders’ representative for the stockholders of SICO as described under the heading “The Merger Agreement—Indemnification—Shareholders’ Representative” beginning on page 99.

•	“SICO” means Smith Investment Company, a Nevada corporation.

•	“SICO common stock” means the common stock, par value $0.10 per share, of SICO.

•	“SICO Special Committee” means the Special Committee of the Board of Directors of SICO.

•

“SICO Unaffiliated Stockholders” means the holders of SICO common stock other than (a) the members of the Smith Family who filed a Schedule 13D/A with the SEC on August 19, 2008 and (b) any other person or entity who becomes a party to the voting trust agreement in the form attached as Annex G to this joint proxy statement/prospectus before the effective time of the merger, together with, in each case, any affiliates of any such person or entity.

•	“Smith Family” means the founding family of A. O. Smith and certain trusts for their benefit.

•	“SpinCo” means Smith Investment Company LLC, a Delaware limited liability company.

•	“Spin-Off” has the meaning set forth under the heading “The Companies—SICO,” beginning on page 119.

•	“Stock Issuance” refers to the issuance of shares of A. O. Smith common stock and A. O. Smith Class A common stock by A. O. Smith to SICO stockholders in the merger.

•	“Winston” means Winston & Strawn LLP, legal advisor to the A. O. Smith Special Committee.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about A. O. Smith from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available for you to review at the public reference room of the United States Securities and Exchange Commission, or the “SEC,” located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You also can obtain those documents incorporated by reference in this joint proxy statement/prospectus, excluding exhibits to those documents, without charge, by requesting them from A. O. Smith in writing at A. O. Smith Corporation, 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, Attention: Corporate Secretary, or by telephone at (414) 359-4000. Additionally, you may obtain certain of those documents at A. O. Smith’s website, www.aosmith.com.

If you would like to request documents, please do so by                     , 2009 in order to receive them before A. O. Smith’s special meeting and SICO’s special meeting.

Information contained in or otherwise accessible through the A. O. Smith website listed above is not a part of this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to this website are inactive textual references and are for your information only.

No person is authorized to give any information or to make any representation with respect to the matters this joint proxy statement/prospectus describes other than those contained in this joint proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by A. O. Smith or SICO. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities made under this joint proxy statement/prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of A. O. Smith or SICO since the date of this joint proxy statement/prospectus or that the information contained herein is correct as of any time subsequent to the date of this joint proxy statement/prospectus.

See “Where You Can Find More Information” beginning on page 138.

VOTING BY INTERNET, TELEPHONE OR MAIL

Voting by A. O. Smith Stockholders

In addition to voting in person at the A. O. Smith special meeting, there are three ways for A. O. Smith stockholders of record as of the record date for the A. O. Smith special meeting to vote:

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY TELEPHONE—TOLL FREE—1-800-560-1965—QUICK *** EASY *** IMMEDIATE

•	Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week, until 11:59 p.m. Eastern Daylight Saving Time on , 2009.

•	Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions the voice provides you.

VOTE BY INTERNET—http://www.eproxy.com/aos/—QUICK *** EASY *** IMMEDIATE

•	Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 11:59 p.m. Eastern Daylight Saving Time on , 2009.

•

Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to A. O. Smith Corporation, c/o Shareowner ServicesSM, P.O. Box 64873, St. Paul, Minnesota 55164-0873.

If you vote by Telephone or Internet, please do not mail your Proxy Card.

Voting by SICO Stockholders

In addition to voting in person at the SICO special meeting, SICO stockholders of record as of the record date for the SICO special meeting may also vote by mail. SICO stockholders of record cannot vote by telephone or Internet.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Smith Investment Company, c/o Shareowner ServicesSM , P.O. Box 64873, St. Paul, Minnesota 55164-0873.

Voting Shares of A. O. Smith or SICO Held in Street Name

If you hold your shares through a bank, broker, custodian or other record holder (that is, in street name), please refer to your proxy card or the information forwarded by your bank, broker, custodian or other record holder to see what options are available to you.

11270 West Park Place

Milwaukee, WI 53224

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     ,                     , 2009

To the Stockholders of A. O. Smith Corporation:

The board of directors of A. O. Smith has called for a special meeting of A. O. Smith stockholders to be held on                     ,                     , 2009, at             , Eastern Daylight Saving Time, at             , for the following purposes:

1.	To consider and vote upon a proposal to adopt the Merger Agreement, pursuant to which SICO will merge with and into MergerCo;

2.	To consider and vote on a proposal to adopt the A. O. Smith Amended Charter which provides for:

•	an increase, solely for purposes of completing the merger, in the total number of authorized shares of A. O. Smith Class A common stock that A. O. Smith can issue;

•	an increase in the percentage of members of the A. O. Smith board of directors that holders of A. O. Smith common stock elect;

•	shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock, subject to certain exceptions, upon transfer to unaffiliated third parties; and

•

all shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock once the number of outstanding shares of A. O. Smith Class A common stock fall below 2,397,976 shares, which is approximately 8% of the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement.

3.	To consider and vote on a proposal to approve the Stock Issuance to SICO stockholders pursuant to the merger contemplated by the Merger Agreement; and

4.	To transact such other business as may properly be brought before the special meeting of A. O. Smith stockholders.

The foregoing proposals are conditioned on each other and approval of each is required for completion of the merger. The obligations of A. O. Smith and SICO to complete the merger also are subject to the satisfaction or waiver of several other conditions to the merger.

Holders of record of A. O. Smith Class A common stock and A. O. Smith common stock as of                     , 2009, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting of A. O. Smith stockholders or any adjournments or postponements of the special meeting. No business other than the proposals described in this notice will be considered at the special meeting or any adjournment or postponement thereof. A complete list of A. O. Smith stockholders of record entitled to vote at the special meeting will be available at A. O. Smith’s offices at 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, as of                     , 2009, for examination by stockholders during ordinary business hours for purposes related to the special meeting.

A. O. Smith cannot complete the merger without the affirmative vote of:

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing at least 66-2/3% of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, in favor of the proposal to adopt the Merger Agreement;

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, in favor of the proposal to adopt the A. O. Smith Amended Charter;

•

the holders of A. O. Smith Class A common stock, voting as a separate class, representing a majority of the outstanding shares of A. O. Smith Class A common stock, in favor of the proposal to adopt the A. O. Smith Amended Charter; and

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes cast by such holders at the A. O. Smith special meeting, in favor of the proposal to approve the Stock Issuance.

SICO, which holds shares representing 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class, has agreed to vote in favor of the proposal to adopt the Merger Agreement and the other proposals to be considered at the special meeting of A. O. Smith stockholders. Therefore, stockholders of A. O. Smith holding voting power sufficient to approve the foregoing proposals have agreed to vote in favor of such proposals.

For more information about the proposals described above and the other transactions contemplated by the Merger Agreement, please review the accompanying joint proxy statement/prospectus, the Merger Agreement attached to it as Annex A, the A. O. Smith Amended Charter attached to it as Annex B and the other annexes to the joint proxy statement/prospectus.

The A. O. Smith board of directors recommends that A. O. Smith stockholders vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the proposal to adopt the A. O. Smith Amended Charter and “FOR” the proposal to approve the Stock Issuance.

Whether or not you plan to attend the special meeting, we urge you to vote your shares over the Internet or via the toll-free telephone number, as we describe in the instructions included with your proxy card. As an alternative, you may sign, date and mail the proxy card in the envelope provided. No postage is necessary if mailed in the United States. Voting over the Internet, via the toll-free number or mailing a proxy card will not limit your right to vote in person or to attend the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. Your failure to vote on the proposals to adopt the Merger Agreement or to adopt the A. O. Smith Amended Charter will have the same effect as voting “AGAINST” the proposals. Your failure to vote on the proposal to approve the Stock Issuance will have no effect on the result of the votes.

By Order of the Board of Directors,

James F. Stern

Executive Vice President, General Counsel

and Secretary

A. O. Smith Corporation

11270 West Park Place

Milwaukee, Wisconsin 53224

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARDS. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL A. O. SMITH’S CORPORATE SECRETARY

AT (414) 359-4000.

SMITH INVESTMENT COMPANY

11270 West Park Place

Milwaukee, Wisconsin 53224-9508

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     ,                     , 2009

To the Stockholders of Smith Investment Company:

The board of directors of SICO has called for a special meeting of SICO stockholders to be held on             ,                     , 2009 at     :00 a.m., Central Daylight Saving Time, at             for the following purposes:

1.	To consider and vote on a proposal to approve the Merger Agreement pursuant to which SICO will merge with and into MergerCo; and

2.	To transact such other business as may properly be brought before the special meeting of SICO stockholders.

Holders of record of SICO common stock as of                     , 2009, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting of SICO stockholders or any adjournments or postponements of the special meeting. No business other than the proposal described in this notice will be considered at the special meeting or any adjournment or postponement thereof. A complete list of SICO’s stockholders of record entitled to vote at the special meeting will be available for inspection at the special meeting.

SICO cannot complete the merger without the affirmative vote of a majority of the voting power of the total outstanding shares of SICO common stock in favor of the proposal to approve the Merger Agreement. Holders of shares representing 52.7% of the voting power of the total outstanding shares of SICO common stock have agreed to vote in favor of the proposal to approve the Merger Agreement. Therefore, stockholders of SICO holding voting power sufficient to approve the Merger Agreement have agreed to vote in favor of the proposal to approve the Merger Agreement.

The obligations of A. O. Smith and SICO to complete the merger also are subject to the satisfaction or waiver of several other conditions to the merger.

For more information about the proposal described above and the other transactions contemplated by the Merger Agreement, please review the accompanying joint proxy statement/prospectus, the Merger Agreement attached to it as Annex A, and the other annexes to the joint proxy statement/prospectus.

The SICO board of directors unanimously recommends that SICO stockholders vote “FOR” the proposal to approve the Merger Agreement.

Whether or not you plan to attend the special meeting, we urge you to sign, date and mail the proxy card in the envelope provided. No postage is necessary if mailed in the United States. Mailing the proxy card will not limit your right to vote in person or attend the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. Your failure to vote on the proposal to approve the Merger Agreement will have the same effect as voting “AGAINST” the proposal.

You are or may be entitled to assert dissenter’s rights under Nevada Revised Statutes 92A.300 to 92A.500, inclusive, as described under “—Appraisal Rights; Dissenter’s Rights.” A copy of Nevada Revised Statutes 92A.300 to 92A.500 is included as Annex J to this joint proxy statement/prospectus and a summary of these sections can be found under “—Appraisal Rights; Dissenter’s Rights.”

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

By Order of the Board of Directors,

Wesley A. Ulrich

Vice President, Chief Financial Officer,

Secretary and Treasurer

Smith Investment Company

11270 West Park Place

Milwaukee, Wisconsin 53224

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSAL OR ABOUT VOTING YOUR SHARES, PLEASE CALL SICO’S CORPORATE SECRETARY AT (414) 359-4030.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

General Questions and Answers about the Merger and Related Transactions

Below are frequently asked questions and answers regarding the merger.

Q.	Why am I receiving this joint proxy statement/prospectus?

A.

We are delivering this document to you because it is a joint proxy statement used by the A. O. Smith and SICO boards of directors to solicit proxies of A. O. Smith and SICO stockholders in connection with the Merger Agreement. This document also is a prospectus being delivered to SICO stockholders because A. O. Smith is offering shares of its Class A common stock and common stock as consideration to SICO stockholders for their shares of SICO common stock in the merger.

Q.	Why is A. O. Smith proposing this merger?

A.

A. O. Smith believes that substantial benefits to its stockholders can be obtained as a result of the merger. A. O. Smith and its stockholders will benefit from this transaction because its terms provide for:

•

an exchange ratio in the Merger Agreement reflecting a discount of 1.5%, such that the merger will result in a reduction in the number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock by issuing to the SICO stockholders 98.5% of the total number of A. O. Smith shares that SICO holds immediately before the merger;

•

an increase in the public float for A. O. Smith Class A common stock and A. O. Smith common stock, as the A. O. Smith shares currently held by SICO will be distributed more broadly among SICO stockholders; and

•	enhancement of A. O. Smith’s corporate governance structure by:

–	providing that shares of A. O. Smith Class A common stock automatically convert into A. O. Smith common stock, subject to certain exceptions, upon transfer to unaffiliated third parties;

–

providing that all shares of A. O. Smith Class A common stock convert automatically into A. O. Smith common stock once the outstanding shares of A. O. Smith Class A common stock fall below 2,397,976 shares, which is approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement; and

–	increasing from 25% to 33- 1/3% the percentage of directors that the holders of A. O. Smith common stock have the right to elect to the A. O. Smith board of directors.

For additional information, see “The Merger—A. O. Smith’s Reasons for the Merger; Recommendations of the A. O. Smith Special Committee and the A. O. Smith Board of Directors” beginning on page 62.

Q.	Why is SICO proposing this merger?

A.	SICO believes that substantial benefits to its stockholders can be obtained as a result of the merger.

As of December 31, 2008, SICO owned approximately 97.9% of the outstanding shares of A. O. Smith Class A common stock and 7.1% of the outstanding shares of A. O. Smith common stock, representing a control position in A. O. Smith. A majority of the outstanding shares of SICO common stock is owned by members of the Smith Family, which is the founding family of A. O. Smith.

Historically, SICO’s common stock has traded at a significant discount to the underlying value of its A. O. Smith shares. On February 1, 2008, the last full trading day preceding public announcement of SICO’s proposal for the merger, the aggregate market value of the outstanding shares of SICO common stock traded at a 39% discount to the aggregate value of the A. O. Smith shares held by SICO (assuming a one-for-one conversion of the A. O. Smith Class A common stock into A. O. Smith common stock). The merger will allow for direct ownership by the SICO stockholders of A. O. Smith shares, which will eliminate the discount to the value of the A. O. Smith shares caused by SICO’s holding company structure and the tax inefficiencies associated therewith, and allow the SICO stockholders to realize the underlying value of the A. O. Smith shares held by SICO. In addition, direct ownership by the SICO stockholders of the A. O. Smith shares will provide enhanced liquidity for SICO stockholders due to the greater public float and trading volumes for the shares of A. O. Smith common stock and its NYSE listing, as compared to the SICO common stock, which has been thinly traded on the Pink OTC Markets, Inc. (the “Pink Sheets”).

For additional information, see “The Merger—SICO’s Reasons for the Merger; Recommendations of the SICO Special Committee and the SICO Board of Directors” beginning on page 66.

Q.	What will happen in the proposed transaction?

A.	Under the terms of the Merger Agreement, SICO will merge with and into MergerCo, with MergerCo continuing as the surviving corporation in the merger.

Upon the completion of the merger, which we also refer to as the “effective time” of the merger, MergerCo will be a direct, wholly-owned subsidiary of A. O. Smith. SICO stockholders will receive, pursuant to an exchange ratio set forth in the Merger Agreement, shares of A. O. Smith Class A common stock and shares of A. O. Smith common stock in exchange for their shares of SICO common stock. All other stockholders of A. O. Smith will continue to be stockholders of A. O. Smith following the merger and their shares will not be exchanged.

The closing of the merger is conditioned upon, among other things, the affirmative vote of:

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing at least 66- 2/3% of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, in favor of the proposal to adopt the Merger Agreement;

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, in favor of the proposal to adopt the A. O. Smith Amended Charter;

•

the holders of A. O. Smith Class A common stock, voting as a separate class, representing a majority of the outstanding shares of A. O. Smith Class A common stock, in favor of the proposal to adopt the A. O. Smith Amended Charter;

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes cast by such holders at the A. O. Smith special meeting, in favor of the proposal to approve the Stock Issuance; and

•	the holders of a majority of the outstanding shares of SICO common stock, in favor of the proposal to approve the Merger Agreement.

SICO, which holds shares representing 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class, has agreed to vote in favor of the merger and the other related proposals to be considered at the special meeting of A. O. Smith stockholders. In addition, holders of 52.7% of the voting power of the total outstanding shares of SICO common stock have agreed to vote in favor of the merger at the special meeting of SICO stockholders. Therefore, stockholders of A. O. Smith and SICO holding voting power sufficient to adopt and approve the merger and the related proposals have agreed to vote in favor of the merger and the related proposals.

If adopted, the A. O. Smith Amended Charter provides for:

•

an increase, solely for purposes of completing the merger, in the total number of authorized shares of A. O. Smith Class A common stock that A. O. Smith can issue from 14,000,000 shares to 22,067,252 shares;

•

an increase in the percentage of members of the A. O. Smith board of directors that holders of A. O. Smith common stock, voting as a separate class, elect from 25% to 33- 1/3% of the members of the board of directors (if the 33- 1/3% is not a whole number, then rounding up to the nearest whole number of directors (or four of the ten current directors));

•	the automatic conversion of shares of A. O. Smith Class A common stock into A. O. Smith common stock, subject to certain exceptions, upon transfer to unaffiliated third parties; and

•

the automatic conversion of all shares of A. O. Smith Class A common stock into A. O. Smith common stock once the outstanding shares of A. O. Smith Class A common stock fall below 2,397,976 shares, which is approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement.

Following the effective time of the merger, A. O. Smith will cancel the shares of A. O. Smith Class A common stock and A. O. Smith common stock currently held by SICO. Under the A. O. Smith Amended Charter, A. O. Smith will be prohibited from reissuing such shares of Class A common stock after they are cancelled. Following the merger and the cancellation of the shares of A. O. Smith Class A common stock held by SICO, the number of shares of A. O. Smith Class A common stock that A. O. Smith is authorized to issue under the A. O. Smith Amended Charter will be the same number as A. O. Smith is currently authorized to issue under the A. O. Smith Existing Charter.

You are urged to read the summary of the proposed changes to the A. O. Smith Existing Charter, as well as the proposed A. O. Smith Amended Charter, contained elsewhere in this joint proxy statement/prospectus.

For additional information regarding the merger, see “The Merger Agreement” beginning on page 87. For additional information regarding the A. O. Smith Amended Charter, see “A. O. Smith Amended Charter” beginning on page 102. For additional information regarding other conditions of the merger, see “The Merger Agreement—Conditions to Obligations to Complete the Merger” beginning on page 96.

Q.	When do A. O. Smith and SICO expect to complete the merger?

A.

A. O. Smith and SICO currently intend to complete the merger promptly following the special meetings of the A. O. Smith and SICO stockholders. However, neither A. O. Smith nor SICO can predict the exact timing of the completion of the merger because the merger is subject to A. O. Smith and SICO satisfying certain conditions. See “The Merger Agreement—Conditions to Obligations to Complete the Merger” beginning on page 96 and “Regulatory Approvals” beginning on page 111.

Q.	Are there risks associated with the merger and the related transactions that I should consider in deciding how to vote?

A.

Yes. There are a number of risks related to the merger and the other transactions contemplated by the Merger Agreement that are discussed in this joint proxy statement/prospectus and in other documents incorporated by reference or referred to in this joint proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 29 and, with respect to A. O. Smith, in A. O. Smith’s filings with the SEC referred to in “Where You Can Find More Information” beginning on page 138.

Q.	Who will pay the expenses associated with the merger and the related transactions?

A.

SICO will pay for all of its transaction expenses, as well as all reasonable out of pocket fees, costs and expenses in excess of $200,000 incurred by A. O. Smith in connection with the merger and the related transactions.

Q.	What are the United States federal income tax consequences of the merger to the stockholders of A. O. Smith and SICO?

A.	There are no United States federal income tax consequences of the merger to A. O. Smith stockholders with respect to their shares of A. O. Smith Class A common stock or A. O. Smith common stock.

The merger is intended to constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the completion of the merger is conditioned upon receiving the IRS Letter Ruling to that effect. Accordingly, a SICO stockholder generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of the stockholder’s shares of SICO common stock for shares of A. O. Smith Class A common stock or A. O. Smith common stock pursuant to the merger, except for any gain or loss recognized in connection with any cash received instead of a fractional share of A. O. Smith Class A common stock or A. O. Smith common stock. Payments, if any, to the SICO stockholders by A. O. Smith for certain tax benefits, refunds and credits of SICO actually realized by A. O. Smith will be taxable when paid to the SICO stockholders.

For more information regarding tax consequences to the SICO stockholders and other tax matters, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 112. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q.	How do the boards of directors of A. O. Smith and SICO recommend that I vote?

A.

The A. O. Smith board of directors, after careful consideration of a variety of factors, including the unanimous recommendation of the A. O. Smith Special Committee, recommends that A. O. Smith stockholders vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the proposal to adopt the A. O. Smith Amended Charter and “FOR” the proposal to approve the Stock Issuance. See “The Merger—A. O. Smith’s Reasons for the Merger; Recommendations of the A. O. Smith Special Committee and the A. O. Smith Board of Directors” beginning on page 62.

The A. O. Smith Special Committee is a committee of three members of A. O. Smith’s board of directors, each of whom the board has found to be independent and disinterested, that was formed for the purpose of evaluating the proposed merger and related transactions on behalf of the A. O. Smith Unaffiliated Stockholders.

The SICO board of directors, after careful consideration of a variety of factors, including the unanimous recommendation of the SICO Special Committee, recommends that SICO stockholders vote “FOR” the proposal to approve the Merger Agreement. See “The Merger—SICO’s Reasons for the Merger; Recommendations of the SICO Special Committee and SICO Board of Directors” beginning on page 66.

The SICO Special Committee is a committee of two members of SICO’s board of directors, each of whom the board has found to be independent and disinterested, that was formed for the purpose of evaluating the proposed merger and related transactions on behalf of the SICO Unaffiliated Stockholders.

Q.	What do I need to do now in order to vote?

A.	After you have carefully read this joint proxy statement/prospectus, please respond as soon as possible so that your shares will be represented and voted at your special meeting.

If you are an A. O. Smith stockholder, you may vote by:

•	submitting your proxy by Internet or telephone as described elsewhere in this joint proxy statement/prospectus and the proxy card; or

•	by completing, signing and dating your proxy card and returning it in the postage-paid envelope.

A. O. Smith stockholders of record may also attend the A. O. Smith special meeting and vote in person.

If you are a SICO stockholder you may vote by completing, signing and dating your proxy card and returning it in the postage-paid envelope. SICO stockholders of record will not be permitted to submit proxies by Internet or by telephone.

SICO stockholders of record may also attend the SICO special meeting and vote in person.

If you are a SICO stockholder as well as an A. O. Smith stockholder, you must vote separately at the special meeting of SICO stockholders in your capacity as a SICO stockholder and at the special meeting of A. O. Smith stockholders in your capacity as an A. O. Smith stockholder.

For additional information on voting procedures, see “The Special Meeting of A. O. Smith Stockholders” beginning on page 38 and “The Special Meeting of SICO Stockholders” beginning on page 46, as applicable.

Q.	How do I vote my shares if my shares are held in “street name”?

A.

You should contact your broker or bank. Your broker or bank can give you directions on how to vote your shares. Your broker or bank will not vote your shares unless the broker or bank receives appropriate instructions from you. You should therefore provide your broker or bank with instructions as to how to vote your shares. For additional information on voting procedures, see “The Special Meeting of A. O. Smith Stockholders” beginning on page 38 and “The Special Meeting of SICO Stockholders” beginning on page 46, as applicable.

Q.	How will my shares be voted at the special meeting?

A.

If you vote by completing, signing, dating and returning your signed proxy card, your shares will be voted in accordance with your instructions. If you are an A. O. Smith stockholder, you may also vote by Internet or telephone. If your proxy is properly executed and received (or, in the case of an A. O. Smith stockholder, properly submitted by Internet or telephone) in time to be voted at the special meeting, your shares represented by your proxy will be voted in accordance with your instructions. If you properly submit your proxy and do not indicate how you want to vote, your shares will be voted “FOR” adoption and approval of the applicable proposals. For additional information on voting procedures, see “The Special Meeting of A. O. Smith Stockholders” beginning on page 38 and “The Special Meeting of SICO Stockholders” beginning on page 46, as applicable.

Q.	Are any A. O. Smith stockholders already committed to vote in favor of the Merger Agreement, the A. O. Smith Amended Charter and the Stock Issuance?

A.

Yes. In connection with the merger, A. O. Smith entered into a support agreement with SICO. Pursuant to this support agreement, SICO has agreed to vote its shares of A. O. Smith Class A common stock and A. O. Smith common stock in favor of the proposals to adopt the Merger Agreement, to adopt the A. O. Smith Amended Charter and to approve the Stock Issuance. SICO is the single largest stockholder of A. O. Smith, with beneficial ownership of approximately 8,067,052 shares (or approximately 97.9%) of outstanding A. O. Smith Class A common stock and 1,559,076 shares (or approximately 7.1%) of outstanding A. O. Smith common stock.

Because the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO represent approximately 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class, stockholders of A. O. Smith holding voting power sufficient to approve the proposals to adopt the Merger Agreement, to adopt the A. O. Smith Amended Charter and to approve the Stock Issuance have agreed to vote in favor of these proposals at the A. O. Smith special meeting.

Q.	Are any SICO stockholders already committed to vote in favor of the Merger Agreement?

A.

Yes. In connection with the merger, SICO and A. O. Smith entered into a support agreement with certain members of the Smith Family who are holders of SICO common stock. Pursuant to this support agreement, these members of the Smith Family have agreed to vote their shares of SICO common stock in favor of the proposal to approve the Merger Agreement. These members of the Smith Family, collectively, have beneficial ownership of approximately 1,748,044 shares (or approximately 52.7%) of the outstanding SICO common stock.

Because the shares of SICO common stock held by the members of the Smith Family who signed the Smith Family support agreement represent approximately 52.7% of the voting power of the outstanding shares of SICO common stock, stockholders of SICO holding voting power sufficient to approve the proposal to approve the Merger Agreement have agreed to vote in favor of the proposal to approve the Merger Agreement at the SICO special meeting.

Questions and Answers for A. O. Smith Stockholders

Q.	When and where is the A. O. Smith special meeting?

A.	The special meeting of the A. O. Smith stockholders will be held on , , 2009, at Eastern Daylight Saving Time, at . Please allow ample time for the check-in procedures.

Q.	Who is entitled to vote at the A. O. Smith special meeting?

A.

Holders of shares of A. O. Smith Class A common stock and A. O. Smith common stock at the close of business on                     , 2009 are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of that meeting.

Q.	How can I attend the A. O. Smith special meeting?

A.

A. O. Smith stockholders as of the close of business on                     , 2009, and those who hold a valid proxy for the special meeting are entitled to attend the A. O. Smith special meeting. A. O. Smith stockholders should be prepared to present photo identification for admittance. In addition, names of record holders will be verified against the list of record holders on the record date prior to being admitted to the meeting. A. O. Smith stockholders who are not record holders but who hold shares through a broker or nominee (i.e., in street name) should provide proof of beneficial ownership on the record date, such as their most recent account statement prior to                     , 2009, or other similar evidence of ownership. If A. O. Smith stockholders do not provide photo identification or comply with the other procedures outlined above upon request, they will not be admitted to the A. O. Smith special meeting.

Q.	What matters will be voted on, and what vote is required by A. O. Smith stockholders?

A.

A. O. Smith stockholders will vote on the three A. O. Smith proposals described in this joint proxy statement/prospectus. We cannot complete the merger unless A. O. Smith obtains the affirmative vote of:

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing at least 66- 2/3% of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, in favor of the proposal to adopt the Merger Agreement;

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, in favor of the proposal to adopt the A. O. Smith Amended Charter;

•

the holders of A. O. Smith Class A common stock, voting as a separate class, representing a majority of the votes represented by the outstanding shares of A. O. Smith Class A common stock, in favor of the proposal to adopt the A. O. Smith Amended Charter; and

•

the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes cast by such holders at the A. O. Smith special meeting, in favor of the proposal to approve the Stock Issuance.

Each holder of shares of A. O. Smith Class A common stock on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting of A. O. Smith stockholders and at any adjournment or postponement of that meeting. Each holder of shares of A. O. Smith common stock outstanding on the record date will be entitled to 1/10th of a vote for each share held of record upon each matter properly submitted at the special meeting of A. O. Smith stockholders and at any adjournment or postponement of that meeting.

Q.	If I am a holder of A. O. Smith Class A common stock who also owns A. O. Smith common stock, how do I vote?

A.

If you hold A. O. Smith Class A common stock as well as A. O. Smith common stock, you must vote each class of shares separately for each proposal, in person or by proxy, at the special meeting of A. O. Smith stockholders. The separate vote of the holders of A. O. Smith Class A common stock is required in order to approve the A. O. Smith Amended Charter. Separate proxy cards for your shares of A. O. Smith Class A common stock and A. O. Smith common stock have been provided with this joint proxy statement/prospectus. For additional information, see “The Special Meeting of A. O. Smith Stockholders” beginning on page 38.

Q.	What if I want to change my vote after I have delivered my proxy card?

A.

You may change your vote at any time before your proxy is voted at the A. O. Smith special meeting. If you are the record holder of your shares of A. O. Smith common stock or A. O. Smith Class A common stock, you may change your vote in one of four ways:

•	first, you can send a written notice to A. O. Smith stating that you would like to revoke your proxy;

•	second, you can complete and submit a new valid proxy bearing a later date by mail or by Internet or telephone;

•	third, you can attend the A. O. Smith special meeting and vote in person; or

•

fourth, you can follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy if your shares of A. O. Smith Class A common stock and/or A. O. Smith common stock are held by a broker or bank.

Attendance at the A. O. Smith special meeting will not in and of itself constitute revocation of a proxy. If you hold shares of A. O. Smith common stock or A. O. Smith Class A common stock in “street name,” you should contact your broker or bank to give it instructions to change your vote.

If you are an A. O. Smith stockholder and you choose to send a written notice of revocation or mail a new proxy (rather than submitting any new proxy by Internet or telephone), you must submit your notice of revocation or new proxy to A. O. Smith Corporation, Attention: Corporate Secretary, 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, and it must be received prior to the A. O. Smith special meeting.

Q.	Can I require appraisal of my shares of A. O. Smith Class A common stock or A. O. Smith common stock?

A.	No. A. O. Smith stockholders do not have appraisal rights in connection with the merger.

Q.	Will a proxy solicitor be used?

A.

No. A. O. Smith has not retained a proxy soliciting firm in connection with the solicitation of proxies. Proxies may be solicited by mail or facsimile, or by A. O. Smith’s directors, officers or employees, without additional compensation, in person or by telephone.

Q.	As an A. O. Smith stockholder, who can answer my questions about the A. O. Smith special meeting, the merger or the related matters?

A.

A. O. Smith stockholders who have questions about the A. O. Smith special meeting or the merger, need additional copies of this joint proxy statement/prospectus or have questions about the process for voting or need a replacement proxy card, should contact A. O. Smith’s Corporate Secretary at (414) 359-4000.

Questions and Answers for SICO Stockholders

Q.	What will SICO stockholders receive in the merger?

A.

Upon completion of the merger, each issued and outstanding share of SICO common stock will be converted into the right to receive consideration in the form of shares of A. O. Smith Class A common stock and A. O. Smith common stock. For each issued and outstanding share of SICO common stock owned by a SICO stockholder, such stockholder will be entitled to receive:

•	the number of shares of A. O. Smith Class A common stock equal to the Class A Exchange Ratio;

•	the number of shares of A. O. Smith common stock equal to the Closing Common Exchange Ratio;

•

the number of shares of A. O. Smith common stock released from the escrow account, pursuant to the terms of the Merger Agreement and the escrow agreement, equal to the Per Share Escrow Release Number, if any; and

•	cash with respect to fractional shares, if any.

Assuming all of the shares of A. O. Smith common stock deposited into the escrow account are subsequently released to the former SICO stockholders, SICO stockholders will be entitled to receive (a) 2.396 shares of A. O. Smith Class A common stock and (b) 0.463 shares of A. O. Smith common stock for each share of SICO common stock that they hold, subject to the treatment of dissenting shares and fractional shares, if any.

The Merger Agreement provides that shares of A. O. Smith common stock having a fair market value of $15,000,000 (calculated in accordance with the Merger Agreement) will be deposited into the escrow account to provide a source of indemnification for A. O. Smith and its subsidiaries under the Merger Agreement. The number of Escrow Shares will vary based upon the average of the volume-weighted average price of trades for A. O. Smith common stock on the New York Stock Exchange for the ten trading days ending on the last trading day immediately preceding the effective time of the merger. Set forth below is a table showing a range of hypothetical volume-weighted average prices of A. O. Smith common stock along with the corresponding number of shares of A. O. Smith Class A common stock and A. O. Smith common stock that would be issued at the effective time of the merger and Escrow Shares per share of SICO common stock outstanding immediately prior to the effective time of the merger. For every $1.00 that the applicable volume-weighted average price of A. O. Smith common stock increases, the number of Escrow Shares decreases by approximately 0.005 of a share of A. O. Smith common stock for each share of SICO common stock, and the number of shares of A. O. Smith common stock issued at the effective time of the merger increases by approximately 0.005 of a share of A. O. Smith common stock for each share of SICO common stock. This table is for illustrative purposes only. The actual prices at which shares of A. O. Smith common stock trade during the ten trading days immediately preceding the effective time of the merger will determine the actual number of Escrow Shares, which may differ from the examples below. The actual number of Escrow Shares will not be determined until the last trading day immediately preceding the effective time of the merger.

Hypothetical Average Volume-Weighted Prices of A. O. Smith Common Stock	Shares of A. O. Smith Class A Common Stock Issued Per Share of SICO Common Stock	Shares of A. O. Smith Common Stock Issued Per Share of SICO Common Stock	Escrow Shares Issued Per Share of SICO Common Stock
$25.50	2.396	0.286	0.177
$26.00	2.396	0.289	0.174
$26.50	2.396	0.292	0.171
$27.00	2.396	0.295	0.167
$27.50	2.396	0.299	0.164
$28.00	2.396	0.301	0.162
$28.50	2.396	0.304	0.159
$29.00	2.396	0.307	0.156
$29.50	2.396	0.310	0.153
$30.00	2.396	0.312	0.151
$30.50	2.396	0.315	0.148
$31.00	2.396	0.317	0.146
$31.50	2.396	0.319	0.144
$32.00	2.396	0.322	0.141
$32.50	2.396	0.324	0.139
$33.00	2.396	0.326	0.137
$33.50	2.396	0.328	0.135
$34.00	2.396	0.330	0.133
$34.50	2.396	0.332	0.131
$35.00	2.396	0.334	0.129
$35.50	2.396	0.336	0.127
$36.00	2.396	0.337	0.126
$36.50	2.396	0.339	0.124
$37.00	2.396	0.341	0.122
$37.50	2.396	0.342	0.121
$38.00	2.396	0.344	0.119
$38.50	2.396	0.346	0.117

The consideration that SICO stockholders will be entitled to receive in the merger is more fully described in this joint proxy statement/prospectus under the headings “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 87 and “Agreements Relating to the Merger—Escrow Agreement—Establishment of Escrow Fund” beginning on page 107.

Q.	How will I receive my Merger Consideration?

A.

Promptly after completion of the merger, SICO stockholders will receive a letter of transmittal with instructions on how to obtain A. O. Smith Class A common stock and A. O. Smith common stock in exchange for their shares of SICO common stock. You must return the completed letter of transmittal and your SICO common stock certificates as described in the instructions, and you will receive the Merger Consideration payable at closing as soon as practicable after Wells Fargo Bank Minnesota, N.A., the exchange agent, receives your completed letter of transmittal and SICO common stock certificates. If you hold shares through a brokerage account, your broker will handle the surrender of stock certificates to Wells Fargo Bank Minnesota, N.A. The procedures for exchange of stock certificates are more fully described in this joint proxy statement/prospectus under the heading “The Merger Agreement – Exchange of Certificates; Letter of Transmittal” beginning on page 90.

Q.	Will there be restrictions on the transfer of the shares of A. O. Smith Class A common stock and A. O. Smith common stock I receive in the merger?

A.

Under the A. O. Smith Amended Charter, the transfer of A. O. Smith Class A common stock to transferees who are not “Permitted Transferees” will result in the automatic conversion of the A. O. Smith Class A common stock to A. O. Smith common stock. The provisions governing the automatic conversion of shares of A. O. Smith Class A common stock upon any transfer to transferees who are not Permitted Transferees, including the definition of Permitted Transferees, are more fully described in this joint proxy statement/prospectus under the heading “A. O. Smith Amended Charter” beginning on page 102.

Shares of A. O. Smith common stock will not contain transfer restrictions and will be freely tradable following receipt.

Q.	When and where is the SICO special meeting?

A.	The special meeting of the SICO stockholders will be held on , , 2009 at , Central Daylight Saving Time, at . Please allow ample time for the check-in procedures.

Q.	Who is entitled to vote at the SICO special meeting?

A.	Holders of shares of SICO common stock as of the close of business on , 2009 are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

Q.	How can I attend the SICO special meeting?

A.

SICO stockholders as of the close of business on                     , 2009, and those who hold a valid proxy for the special meeting are entitled to attend the SICO special meeting. SICO stockholders should be prepared to present photo identification for admittance. In addition, names of record holders will be verified against the list of record holders on the record date prior to being admitted to the meeting. SICO stockholders who are not record holders but who hold shares through a broker or nominee (i.e., in street name) should provide proof of beneficial ownership on the record date, such as their most recent account statement prior to                     , 2009, or other similar evidence of ownership. If SICO stockholders do not provide photo identification or comply with the other procedures outlined above upon request, they will not be admitted to the SICO special meeting.

Q.	What matters will be voted on and what vote is required by SICO stockholders?

A.

SICO stockholders will vote on a proposal to approve the Merger Agreement. We cannot complete the merger unless SICO obtains the approval of the holders of a majority of the outstanding shares of SICO common stock in favor of the proposal to approve the Merger Agreement. Each holder of shares of SICO common stock on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the SICO special meeting and at any adjournment or postponement of that meeting.

Q.	What if I sell my shares of SICO common stock before the special meeting?

A.

The record date for the special meeting is                     , 2009. If you transfer your shares of SICO common stock after the record date but before the special meeting, you will retain your right to vote at the special meeting but will transfer the right (if the merger is completed) to receive shares of A. O. Smith Class A common stock and A. O. Smith common stock in exchange for the shares of SICO common stock you hold to the person to whom you transfer your shares.

Q.	What if I want to change my vote after I have delivered my proxy card?

A.

You may change your vote at any time before your proxy is voted at the SICO special meeting. If you are the record holder of your shares of SICO common stock, you may change your vote in one of three ways:

•	first, you can send a written notice to SICO stating that you would like to revoke your proxy;

•	second, you can complete and submit a new valid proxy bearing a later date by mail; or

•	third, you can attend the SICO special meeting and vote in person.

Attendance at the SICO special meeting will not in and of itself constitute revocation of a proxy. If you hold shares of SICO common stock in “street name,” you should contact your broker or bank to give it instructions to change your vote.

If you are a SICO stockholder and you choose to send a written notice of revocation or mail a new proxy, you must submit your notice of revocation or new proxy to Smith Investment Company, Attention: Corporate Secretary, 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, and it must be received prior to the SICO special meeting.

Q.	Should I send in my SICO common stock certificates with my proxy card?

A.

No. Please DO NOT send any stock certificates with your proxy card. A letter of transmittal with instructions on how to surrender your stock certificates for SICO common stock will be mailed to you promptly after completion of the merger. You should carefully review and follow the instructions regarding the surrender of your stock certificates set forth in the letter of transmittal.

Q.	Can I dissent and seek to obtain the fair value of my shares of SICO common stock?

A.

Yes. Under NRS Chapter 92A, SICO stockholders will have dissenters’ rights in connection with the merger. SICO stockholders who properly demand and perfect their dissenters’ rights are entitled to obtain payment of the fair value of their shares of SICO common stock immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger. A copy of NRS 92A.300 to 92A.500 is included as Annex J to this joint proxy statement/prospectus and a summary of these sections can be found under “Appraisal Rights; Dissenter’s Rights” beginning on page 84 of this joint proxy statement/prospectus.

Q.	Will a proxy solicitor be used?

A.

No. SICO has not retained a proxy soliciting firm in connection with the solicitation of proxies. Proxies may be solicited by mail or facsimile, or by SICO’s directors, officers or employees, without additional compensation, in person or by telephone.

Q.	As a SICO stockholder, who can answer my questions about the SICO special meeting, the merger or the related matters?

A.

SICO stockholders who have questions about the SICO special meeting or the merger, need additional copies of this joint proxy statement/prospectus or have questions about the process for voting or need a replacement proxy card, should contact SICO’s Corporate Secretary at (414) 359-4030.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, including the Annexes, and the other documents to which this joint proxy statement/prospectus refers to fully understand the merger and the related transactions. See “Where You Can Find More Information” beginning on page 138. Most items in this summary include a page reference directing you to a more complete description of those items.

The Parties to the Merger Agreement

A. O. Smith

A. O. Smith Corporation, a Delaware corporation, is a leading manufacturer of water heating equipment and electric motors, serving a diverse mix of residential, commercial and industrial end markets principally in North America with a growing global presence. A. O. Smith is comprised of two reporting segments: Water Products and Electrical Products. The Water Products business manufactures and markets a comprehensive line of residential gas and electric water heaters, standard and specialty commercial water heating equipment, high-efficiency copper-tube boilers, and water systems tanks and offers its water heating products in North America, Europe, India and China. The Electrical Products business manufactures and markets a comprehensive line of hermetic motors, fractional horsepower alternating current (AC) and direct current (DC) motors. A. O. Smith is also one of the largest manufacturers of electric motors for residential and commercial applications in North America.

A. O. Smith is a reporting company with the SEC, and A. O. Smith common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “AOS.” Its executive offices are located at 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, Telephone: (414) 359-4000.

For additional information regarding A. O. Smith, see “The Companies—A. O. Smith” beginning on page 115.

MergerCo

SICO Acquisition, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of A. O. Smith, was formed solely for the purpose of facilitating the merger.

The executive offices of MergerCo are located at 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, Telephone: (414) 359-4000.

For additional information regarding MergerCo, see “The Companies—MergerCo” beginning on page 119.

SICO

Smith Investment Company, a Nevada corporation, is a holding company with headquarters in Milwaukee, Wisconsin. Shares of A. O. Smith Class A common stock and A. O. Smith common stock are SICO’s principal asset, representing a control position in A. O. Smith.

On January 19, 2009, SICO completed the distribution of all of SICO’s ownership interests in SpinCo in a taxable transaction to the SICO stockholders on a pro rata basis in the Spin-Off. Prior to the Spin-Off, SpinCo received a contribution from SICO of substantially all of SICO’s assets and liabilities, other than the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO. These assets and liabilities are primarily related to the multicolor printing and related services business conducted through Berlin Industries, and the commercial warehousing, trucking and packaging business conducted through Central States.

SICO common stock is quoted on the Pink Sheets under the symbol “SMIC.” The executive offices of SICO are located at 11270 West Park Place, Milwaukee, Wisconsin 53224, Telephone: (414) 359-4030.

For additional information regarding SICO and the Spin-Off, see “The Companies—SICO” beginning on page 119.

SpinCo

Smith Investment Company LLC, a Delaware limited liability company, was formed by SICO in connection with the Spin-Off and to facilitate the merger. On January 19, 2009, SICO completed the distribution of all of SICO’s ownership interests in SpinCo in a taxable transaction to the SICO stockholders on a pro rata basis. Prior to the Spin-Off, SpinCo received a contribution from SICO of substantially all of SICO’s assets and liabilities, other than the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO. These assets and liabilities are primarily related to the multicolor printing and related services business conducted through Berlin Industries and the commercial warehousing, trucking and packaging business conducted through Central States. All of the membership units in SpinCo are held by the SICO stockholders as of December 22, 2008, which was the record date for the Spin-Off.

As of November 1, 2008, Central States entered into an agreement to sell substantially all of the assets of its commercial warehousing, trucking and packaging business to a third party. The transaction was completed on January 21, 2009.

The executive offices of SpinCo are located at 11270 West Park Place, Milwaukee, Wisconsin 53224, Telephone: (414) 359-4030.

For additional information regarding SpinCo and the sale of the Central States business, see “The Companies—SpinCo” beginning on page 119.

The Merger and the Merger Agreement

A. O. Smith, MergerCo, SICO and SpinCo have entered into the Merger Agreement, which provides for the merger of SICO with and into MergerCo, with MergerCo surviving the merger as a wholly-owned subsidiary of A. O. Smith. Pursuant to the Merger Agreement, each share of SICO common stock outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive shares of newly issued A. O. Smith Class A common stock and A. O. Smith common stock, as well as cash payable in lieu of any fractional shares.

Assuming all of the shares of A. O. Smith common stock deposited into the escrow account are subsequently released to the former SICO stockholders, SICO stockholders will be entitled to receive (a) 2.396 shares of A. O. Smith Class A common stock and (b) 0.463 shares of A. O. Smith common stock for each share of SICO common stock that they hold, subject to the treatment of dissenting shares and fractional shares, if any. For additional information regarding the shares to be deposited into the escrow account, see the chart provided on page 9.

Please refer to the section entitled “The Merger Agreement” on page 87 for a more complete description of the material terms of the Merger Agreement. The full text of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference.

A. O. Smith Amended Charter

As a condition to the completion of the merger, the A. O. Smith Existing Charter must be amended and restated. The proposed A. O. Smith Amended Charter will provide for:

•

an increase, solely for purposes of completing the merger, in the total number of authorized shares of A. O. Smith Class A common stock that A. O. Smith can issue from 14,000,000 shares to 22,067,252 shares;

•

an increase in the percentage of members of the A. O. Smith board of directors that holders of A. O. Smith common stock, voting as a separate class, elect from 25% to 33- 1/3% of the members of the board of directors (if such 33- 1/3% is not a whole number, then rounding up to the nearest whole number of directors (or four of the ten directors));

•	shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock, subject to certain exceptions, upon transfer to unaffiliated third parties; and

•

all shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock once the outstanding shares of A. O. Smith Class A common stock fall below 2,397,976 shares, which is approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement.

Following the effective time of the merger, A. O. Smith will cancel the shares of A. O. Smith Class A common stock and A. O. Smith common stock currently held by SICO. Under the A. O. Smith Amended Charter, A. O. Smith will be prohibited from reissuing such shares of Class A common stock after they are cancelled. Following the effective time of the merger and the cancellation of the shares of A. O. Smith Class A common stock held by SICO, the number of shares of A. O. Smith Class A common stock that A. O. Smith is authorized to issue under the A. O. Smith Amended Charter will be the same number as A. O. Smith currently is authorized to issue under the A. O. Smith Existing Charter.

Please refer to the section entitled “A. O. Smith Amended Charter” on page 102 for additional information. The full text of the A. O. Smith Amended Charter is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference.

Agreements Relating to the Merger

SICO Support Agreement

As a condition to the willingness of A. O. Smith to enter into the Merger Agreement, SICO entered into a support agreement with A. O. Smith. Pursuant to this agreement, SICO has agreed to vote its shares of A. O. Smith Class A common stock and A. O. Smith common stock in favor of the merger and the other transactions contemplated thereby, including adoption of the Merger Agreement. The full text of the SICO support agreement is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Because the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO represent approximately 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and approximately 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class, stockholders of A. O. Smith holding voting power sufficient to approve the proposals to adopt the Merger Agreement, to adopt the A. O. Smith Amended Charter and to approve the Stock Issuance have agreed to vote in favor of these proposals at the A. O. Smith special meeting.

Please refer to the section entitled “Agreements Relating to the Merger—SICO Support Agreement” beginning on page 105 for a more complete discussion of this agreement.

Smith Family Support Agreement

As a condition to the willingness of A. O. Smith and SICO to enter into the Merger Agreement, certain members of the Smith Family have entered into a support agreement with respect to their SICO common stock. Pursuant to this agreement, these members of the Smith Family agreed to vote their shares of SICO common stock in favor of the merger and the other transactions contemplated thereby, including approval of the Merger Agreement. If the Merger Agreement terminates because the SICO board of directors withdraws its recommendation in support of the merger, these members of the Smith Family have agreed for a period of one year after the termination of the Merger Agreement not to vote in favor of any proposal that resulted in or is related to the withdrawal of the SICO board of directors’ recommendation. Because the shares of SICO common stock held by the members of the Smith Family who signed the Smith Family support agreement represent approximately 52.7% of the voting power of the total outstanding shares of SICO common stock, stockholders of SICO holding voting power sufficient to approve the proposal to approve the Merger Agreement have agreed to vote in favor of the proposal to approve the Merger Agreement at the SICO special meeting.

Please refer to the section entitled “Agreements Relating to the Merger—Smith Family Support Agreement” beginning on page 105 for a more complete discussion of this agreement. The full text of the Smith Family support agreement is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference.

Stockholder Agreement

As a condition to the willingness of A. O. Smith to enter into the Merger Agreement and to consent to the formation of the voting trust contemplated by the voting trust agreement described below, certain members of the Smith Family entered into a stockholder agreement with A. O. Smith relating to the shares of A. O. Smith Class A common stock and A. O. Smith common stock to be issued as consideration in the merger. Pursuant to this agreement, subject to certain exceptions, these members of the Smith Family have agreed that for a period of three years after the closing of the merger, without the approval of the A. O. Smith board of directors, they will not:

•

directly or indirectly participate in or publicly announce an intention to participate in any “solicitation” of “proxies” other than in response to a proxy contest initiated by an unrelated third party;

•	submit or solicit stockholder approval for any proposal for consideration at any A. O. Smith annual or special meeting; or

•

solicit or commence an alternative acquisition transaction (a transaction where any person acquires more than 50% of the assets or beneficial ownership of more than 50% of any class of stock of A. O. Smith).

Holders of A. O. Smith Class A common stock are permitted under this stockholder agreement, without approval of the board of directors of A. O. Smith, (a) to solicit proxies or consents and take action by written consent, solely regarding matters affecting the rights, preferences or privileges of the A. O. Smith Class A common stock and not shared with the holders of A. O. Smith common stock and (b) to elect directors with respect to the A. O. Smith Class A common stock in accordance with the A. O. Smith Amended Charter.

Please refer to the section entitled “Agreements Relating to the Merger—Stockholder Agreement” beginning on page 106 for a more complete discussion of this agreement. The full text of the stockholder agreement is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference.

Escrow Agreement

At the effective time of the merger, A. O. Smith, SpinCo and an escrow agent will enter into an escrow agreement for the purpose of providing a source of payment, for a period of two years after the completion of the merger, to reimburse A. O. Smith for the payment of any losses for which A. O. Smith is entitled to indemnification pursuant to the Merger Agreement. The escrow fund will include A. O. Smith common stock having a market value of $15,000,000 as of the effective time of the merger, for which SpinCo will have the right (not more than five times) to substitute cash for all or a portion thereof. The agreement also provides for the release of a substantial portion of the shares once certain legal proceedings relating to the transactions contemplated by the Merger Agreement have been resolved.

Please refer to the section entitled “Agreements Relating to the Merger—Escrow Agreement” beginning on page 107 for a more complete discussion of this agreement and to the section entitled “The Merger Agreement—Indemnification” beginning on page 97 for a more detailed description of indemnification under the Merger Agreement. The full text of the form of escrow agreement is attached as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference.

Voting Trust Agreement

In connection with the closing of the merger, certain members of the Smith Family have indicated their intention to deposit shares of A. O. Smith Class A common stock and A. O. Smith common stock they receive in the merger into a voting trust governed by a voting trust agreement. Among other rights specified in the voting trust agreement, the trustees will have the right to vote the shares in the trust. Transfers or withdrawals of shares in the trust may occur at any time, provided that:

•

if shares of A. O. Smith Class A common stock in the trust are being transferred or withdrawn, the shares will automatically be exchanged for shares of A. O. Smith common stock held by the trust to the extent available in the trust; and

•	if a beneficiary of shares in the trust provides a notice of withdrawal, the notice will constitute an offer to sell the shares to the trust.

Please refer to the section entitled “Agreements Relating to the Merger—Voting Trust Agreement” beginning on page 108 for a more complete discussion of this agreement. The full text of the form of voting agreement is attached as Annex G and is incorporated herein by reference.

Recommendations of the A. O. Smith Special Committee and A. O. Smith Board of Directors

The A. O. Smith Special Committee recommends that the A. O. Smith Unaffiliated Stockholders Vote “FOR” Adoption of the Merger Agreement and the A. O. Smith Board of Directors Recommends that all A. O. Smith Stockholders Vote “FOR” Adoption of the Merger Agreement, “FOR” Adoption of the A. O. Smith Amended Charter and “FOR” Approval of the Stock Issuance.

The A. O. Smith Special Committee is a committee of three independent and disinterested members of A. O. Smith’s board of directors that was formed for the purpose of evaluating the proposed merger and related transactions. On December 5, 2008, the A. O. Smith Special Committee unanimously determined that the merger, the terms of the Merger Agreement and the transactions contemplated thereby are advisable and substantively and procedurally fair to, and in the best interests of, A. O. Smith and the A. O. Smith Unaffiliated Stockholders, recommended that the A. O. Smith board of directors adopt, authorize and declare advisable the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and recommended to the A. O. Smith Unaffiliated Stockholders that they vote in favor of adoption of the Merger Agreement.

On December 8, 2008, Morgan Stanley, independent financial advisor to the A. O. Smith Special Committee, rendered its oral opinion to the A. O. Smith Special Committee and the A. O. Smith board of directors, which opinion was subsequently confirmed in a written opinion dated as of December 9, 2008, to the effect that as of such date and based upon and subject to the various considerations set forth in the written opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to A. O. Smith. The A. O. Smith Special Committee then reaffirmed its recommendations, and the A. O. Smith board of directors (with Mr. Bruce M. Smith and Mr. Mark D. Smith having recused themselves) considered the A. O. Smith Special Committee’s recommendation and reviewed the opinion rendered orally by Morgan Stanley. On December 9, 2008, the A. O. Smith board of directors again considered the A. O. Smith Special Committee’s recommendation and reviewed the opinion delivered by Morgan Stanley, and the A. O. Smith board of directors (with Mr. Bruce M. Smith and Mr. Mark D. Smith having recused themselves) approved the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, determined that the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable and substantively and procedurally fair to, and in the best interests of, A. O. Smith and its stockholders (including the A. O. Smith Unaffiliated Stockholders) and recommended that all A. O. Smith stockholders vote in favor of the adoption of the Merger Agreement, adoption of the A. O. Smith Amended Charter and approval of the Stock Issuance.

In determining whether to recommend the approval of and to approve and adopt the Merger Agreement, the A. O. Smith Special Committee and A. O. Smith board of directors separately consulted with certain members of A. O. Smith’s senior management and with their legal and financial advisors. In arriving at their determination, the A. O. Smith Special Committee and A. O. Smith board of directors also considered the factors described under “The Merger—A. O. Smith’s Reasons for the Merger; Recommendations of the A. O. Smith Special Committee and A. O. Smith Board of Directors” beginning on page 62.

Recommendations of the SICO Special Committee and SICO Board of Directors

The SICO Special Committee Recommends that the SICO Unaffiliated Stockholders Vote “FOR” Approval of the Merger Agreement and the SICO Board of Directors Recommends that all SICO Stockholders Vote “FOR” Approval of the Merger Agreement.

The SICO Special Committee is a committee of two independent and disinterested members of SICO’s board of directors that was formed for the purpose of evaluating the proposed merger and related transactions. On December 9, 2008, the SICO Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and substantively and procedurally fair to, and in the best interests of, SICO and the SICO Unaffiliated Stockholders, recommended that the SICO board of directors authorize, adopt and approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, and recommended to the SICO Unaffiliated Stockholders that they vote in favor of approval of the Merger Agreement.

On December 9, 2008, SICO’s board of directors, after hearing and considering the SICO Special Committee’s recommendation, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the merger, determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and substantively and procedurally fair to, and in the best interests of, SICO and its stockholders (including the SICO Unaffiliated Stockholders) and recommended that all SICO stockholders vote in favor of approval of the Merger Agreement.

In determining whether to approve the Merger Agreement, the SICO Special Committee and the SICO board of directors separately consulted with certain members of SICO’s senior management and with their legal and financial advisors. In arriving at their determination, the SICO Special Committee and the SICO board of directors also considered the factors described under “The Merger—SICO’s Reasons for the Merger; Recommendations of the SICO Special Committee and SICO Board of Directors” beginning on page 66.

Opinion of Morgan Stanley, Financial Advisor to the A. O. Smith Special Committee

On December 8, 2009, Morgan Stanley, independent financial advisor to the A. O. Smith Special Committee, rendered its oral opinion to the A. O. Smith Special Committee and the A. O. Smith board of directors, which opinion was subsequently confirmed in a written opinion dated as of December 9, 2008, to the effect that as of such date and based upon and subject to the various considerations set forth in the written opinion, the exchange ratio pursuant to the Merger Agreement was fair, from a financial point of view, to A. O. Smith. The full text of Morgan Stanley’s opinion is attached as Annex H to this joint proxy statement/prospectus, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in connection with its opinion. We urge you to read the opinion carefully in its entirety. The opinion of Morgan Stanley is addressed to the A. O. Smith Special Committee and the A. O. Smith board of directors and was one of many factors considered by the A. O. Smith Special Committee in deciding to recommend that the A. O. Smith Unaffiliated Stockholders adopt the Merger Agreement and that the A. O. Smith board of directors adopt the merger, the Merger Agreement and the other transactions contemplated thereby and by the A. O. Smith board of directors in deciding to adopt the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and recommend stockholder approval. Additionally, the Morgan Stanley opinion addresses only the exchange ratio pursuant to the Merger Agreement and not the underlying decision by A. O. Smith to engage in the merger. Furthermore, the opinion does not constitute a recommendation to any A. O. Smith stockholder as to how that stockholder should vote at the special meeting of A. O. Smith stockholders or act on any matter relating to the merger.

Pursuant to an engagement letter with Morgan Stanley, A. O. Smith paid Morgan Stanley a $250,000 fee upon execution of the engagement letter and a $1,250,000 fee upon delivery of Morgan Stanley’s opinion in December 2008. An additional fee of $250,000 will be payable upon completion of the merger. Pursuant to its obligations under the Merger Agreement and a reimbursement agreement between SICO and A. O. Smith, SICO has reimbursed A. O. Smith for the first two payments.

See “The Merger—Opinion of Morgan Stanley, Financial Advisor to the A. O. Smith Special Committee” beginning on page 69.

Opinion of Duff & Phelps, Financial Advisor to the SICO Special Committee

Duff & Phelps, independent financial advisor to the SICO Special Committee, has provided an opinion to the SICO Special Committee, and upon which the SICO board of directors may rely, dated as of December 9, 2008, that, as of that date, and based on and subject to the qualifications and assumptions set forth in its opinion, the consideration to be received by the SICO Unaffiliated Stockholders in the merger was fair, from a financial point of view, to such holders. The full text of Duff & Phelps’ opinion is attached as Annex I to this joint proxy statement/prospectus, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with its opinion. We urge you to read the opinion carefully in its entirety. The opinion of Duff & Phelps is addressed to the SICO Special Committee, and states that it may be relied upon by the SICO board of directors, and was one of many factors considered by the SICO Special Committee in deciding to recommend that the SICO board of directors approve the Merger Agreement and by the SICO board of directors in deciding to approve the Merger Agreement and the transactions contemplated thereby, including the merger. Additionally, the Duff & Phelps opinion addresses only the consideration to be received by the SICO Unaffiliated Stockholders in the merger and not the underlying decision by SICO to engage in the merger. Furthermore, the opinion does not constitute a recommendation to any SICO stockholder as to how that stockholder should vote at the special meeting of SICO stockholders or act on any matter relating to the merger.

Pursuant to an engagement letter with Duff & Phelps, SICO paid Duff & Phelps a $200,000 fee upon execution of its engagement letter and a $200,000 fee upon the SICO Special Committee’s request to deliver Duff & Phelps’ opinion in December 2008.

See “The Merger—Opinion of Duff & Phelps, Financial Advisor to the SICO Special Committee” beginning on page 73.

Interests of Executive Officers and Directors of A. O. Smith and SICO in the Merger

Stockholders should note that certain A. O. Smith directors and certain SICO directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of other A. O. Smith stockholders and SICO stockholders, respectively. Executive officers of A. O. Smith do not have interests in the merger that are different from, or in addition to, the interests of A. O. Smith stockholders generally.

The A. O. Smith Special Committee and the A. O. Smith board of directors were aware of these interests and considered them when (a) in the case of the A. O. Smith Special Committee, they voted to recommend that the A. O. Smith board of directors adopt, authorize and declare advisable the Merger Agreement, the merger and the related transactions and recommend to the A. O. Smith Unaffiliated Stockholders that they vote to adopt the Merger Agreement and (b) in the case of the A. O. Smith board of directors, they voted to adopt, authorize and declare advisable the Merger Agreement, the merger and the related transactions and recommend to A. O. Smith’s stockholders that they vote in favor of the adoption of the Merger Agreement, the merger and the related transactions. The SICO Special Committee and the SICO board of directors were aware of these interests and considered them when (a) in the case of the SICO Special Committee, they voted to recommend that the SICO board of directors authorize, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the merger, and recommend to the SICO Unaffiliated Stockholders that they vote to approve the Merger Agreement and (b) in the case of the SICO board of directors, they voted to approve the Merger Agreement and the transactions contemplated thereby, including the merger, and to recommend that the SICO stockholders vote to approve the Merger Agreement.

At the close of business on             , 2009, the record date for the special meeting of A. O. Smith stockholders, directors and executive officers of A. O. Smith, other than Bruce M. Smith and Mark D. Smith, had or shared the power to vote in the aggregate approximately              shares of outstanding A. O. Smith common stock, or approximately     % of the then outstanding A. O. Smith common stock, and              shares of outstanding A. O. Smith Class A common stock, or approximately     % of the then outstanding A. O. Smith Class A common stock.

At the close of business on             , 2009, the record date for the special meeting of SICO stockholders, directors and executive officers of SICO, other than Bruce M. Smith, Arthur O. Smith and Arthur O. Smith III, had or shared the power to vote in the aggregate approximately              shares of outstanding SICO common stock, or approximately     % of the then outstanding SICO common stock.

For information relating to the interests of A. O. Smith’s directors in the merger, see “The Merger—Interests of A. O. Smith Executive Officers and Directors in the Merger” beginning on page 79, and for information relating to the interests of SICO’s executive officers and directors in the merger, see “The Merger—Interests of SICO Executive Officers and Directors in the Merger” beginning on page 80.

Regulatory Approvals Required for the Merger

Completion of the transactions contemplated by the Merger Agreement is subject to the receipt of approvals or consents from, or the making of filings with, various regulatory authorities, including the IRS and the NYSE. A. O. Smith and SICO currently are not aware of any additional required regulatory consents, approvals or filings. In the event any additional consents, approvals or filings are required, A. O. Smith and SICO presently contemplate that they will complete the filing of all of the required applications and notices with applicable regulatory authorities prior to the effective time of the merger. For information regarding regulatory approvals and filings, see “Regulatory Approvals” beginning on page 111.

Material United States Federal Income Tax Consequences of the Merger

There are no United States federal income tax consequences of the merger to A. O. Smith stockholders with respect to their shares of A. O. Smith Class A common stock or A. O. Smith common stock.

The merger is intended to constitute a tax-free reorganization for United States federal income tax purposes, and the obligations of SICO and A. O. Smith to effect the merger have been conditioned upon the receipt of the IRS Letter Ruling to that effect. Accordingly, we believe holders of SICO common stock will generally not recognize any gain or loss for United States federal income tax purposes on the exchange of their SICO common stock for A. O. Smith Class A common stock or A. O. Smith common stock in the merger, except for any gain or loss recognized in connection with any cash received instead of a fractional share of A. O. Smith Class A common stock or A. O. Smith common stock. Payments, if any, to the SICO stockholders for certain tax benefits of SICO will be taxable when paid. A. O. Smith, SICO and MergerCo themselves will not recognize gain or loss as a result of the merger.

Please refer to the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 112 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Legal Proceedings Regarding the Merger

On February 26, 2008 a purported class action complaint was filed against SICO, certain SICO directors and officers, and A. O. Smith in the Milwaukee County Circuit Court in the State of Wisconsin.

The complaint claims, among other things, that SICO, certain directors and officers of SICO, and A. O. Smith “orchestrated the restructuring without due consideration or regard for the fiduciary duties owed to Plaintiff” and that the individual SICO directors and officers breached their fiduciary duties by self dealing. The lawsuit seeks an injunction requiring the defendants to provide all documents relevant to the terms and conditions of the proposed transaction and permitting the plaintiff to participate in all negotiations of the terms and conditions of the merger on behalf of the purported class of SICO stockholders. The lawsuit also seeks payment for all fees, costs and expenses incurred during the course of the litigation. On April 28, 2008, the parties stipulated that the litigation would be stayed until after SICO’s public announcement of the signing of a merger agreement with A. O. Smith and SICO’s dissemination of a definitive proxy statement with respect to a meeting of the SICO stockholders to consider the merger.

A. O. Smith, SICO, and the directors and officers of SICO named in the lawsuit believe the plaintiff’s claims are unsupported by the law or the facts and intend to defend themselves vigorously against these allegations. For further information regarding the foregoing lawsuit, please see “Risk Factors” beginning on page 29 and “The Merger—Legal Proceedings Regarding the Merger” beginning on page 84.

Appraisal Rights; Dissenter’s Rights

A. O. Smith stockholders do not have appraisal rights in connection with the merger and the other transactions contemplated by the Merger Agreement.

SICO stockholders who dissent from and do not approve the merger may be entitled to certain dissenters’ rights in connection with the merger. Stockholders who perfect their dissenters’ rights and strictly follow certain procedures in the manner prescribed by NRS 92A.300 to 92A.500 will be entitled to obtain payment of the fair value of their shares immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger.

NRS 92A.300 TO 92A.500 ARE REPRINTED IN THEIR ENTIRETY AS ANNEX J TO THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY SICO STOCKHOLDER WHO WISHES TO EXERCISE DISSENTER’S RIGHTS OR WHO WISHES TO PRESERVE HIS OR HER RIGHT TO DO SO SHOULD REVIEW ANNEX J CAREFULLY AND SHOULD CONSULT HIS OR HER LEGAL ADVISOR, SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

A VOTE IN FAVOR OF THE MERGER BY A SICO STOCKHOLDER MAY RESULT IN A LOSS OF SUCH HOLDER’S DISSENTER’S RIGHTS.

See “The Merger—Appraisal Rights; Dissenter’s Rights,” beginning on page 84 and Annex J to this joint proxy statement/prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF A. O. SMITH

The summary historical consolidated financial data set forth below should be read in conjunction with the historical consolidated financial statements of A. O. Smith and the related notes contained in the annual reports and other information that A. O. Smith has previously filed with the SEC and which are incorporated herein by reference. See “Where You Can Find More Information” beginning on page 138.

The summary historical consolidated financial data as of and for each of the five years ended December 31, 2007 have been derived from A. O. Smith’s audited consolidated financial statements. Historical financial data as of and for the nine months ended September 30, 2008 and 2007 have been derived from A. O. Smith’s unaudited condensed consolidated financial statements that include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of A. O. Smith for the periods and at the dates presented. The results for any interim period are not necessarily indicative of results of operations to be expected for a full year.

(dollars in millions, except per share amounts)

SUMMARY STATEMENTS OF OPERATIONS DATA

	Nine Months ended September 30 (unaudited)		Years ended December 31
	2008	2007	2007	2006 (1)	2005 (2)	2004	2003 (3)
Net sales	$1,796.3	$1,742.2	$2,312.1	$2,161.3	$1,689.2	$1,653.1	$1,530.7

Earnings
Continuing operations	75.2	71.2	88.2	76.2	46.5	35.4	52.2
Discontinued operations	—	—	—	0.3	—	—	—

Net earnings	$75.2	$71.2	$88.2	$76.5	$46.5	$35.4	$52.2

Basic earnings per share of common stock:
Continuing operations	$2.50	$2.32	$2.89	$2.51	$1.57	$1.21	$1.80
Discontinued operations	—	—	—	0.01	—	—	—

Net earnings per share—basic	$2.50	$2.32	$2.89	$2.52	$1.57	$1.21	$1.80

Diluted earnings per share of common stock:
Continuing operations	$2.48	$2.29	$2.85	$2.46	$1.54	$1.18	$1.76
Discontinued operations	—	—	—	0.01	—	—	—

Net earnings per share—diluted	$2.48	$2.29	$2.85	$2.47	$1.54	$1.18	$1.76

Cash dividends per common share	$0.55	$0.52	$0.70	$0.66	$0.64	$0.62	$0.58

SELECTED BALANCE SHEET DATA

	As of September 30 (unaudited)	As of December 31
	2008	2007	2006	2005	2004	2003
Total assets	$1,872.1	$1,854.4	$1,839.9	$1,292.7	$1,314.0	$1,281.3
Long term debt (4)	328.9	379.6	432.1	162.4	272.5	170.1
Total stockholders’ equity	822.6	757.8	684.6	612.9	590.6	585.5

(1)

In April 2006, A. O. Smith acquired GSW Inc., a publicly traded Canadian based manufacturer of water heaters and building products. In December 2006, A. O. Smith sold the building products segment of this business which was treated as a discontinued operation. See Note 2 of Notes to Consolidated Financial Statements in the A. O. Smith Annual Report on Form 10-K for the year ending December 31, 2007, which Notes are incorporated herein by reference.

(2)

In November 2005, A. O. Smith acquired Yueyang Zhongmin Special Electrical Machinery Co., Ltd. See Note 2 of Notes to Consolidated Financial Statements in the A. O. Smith Annual Report on Form 10-K for the year ending December 31, 2007, which Notes are incorporated herein by reference.

(3)	In November 2003, A. O. Smith acquired the motor manufacturing assets of Taicang Special Motor Co., Ltd.

(4)	Excludes short-term debt and the current portion of long-term debt.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF SICO

The summary historical consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of SICO and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SICO” appearing elsewhere in this joint proxy statement/prospectus. The summary historical consolidated financial data for SICO include the operations of Berlin Industries and Central States, and SICO’s controlled subsidiary, A. O. Smith.

The summary statements of operations data for 2007, 2006 and 2005 and the summary balance sheet data as of December 31, 2007 and 2006 have been derived from audited financial statements included elsewhere in this joint proxy statement/prospectus. The summary statements of operations data for the nine months ended September 30, 2008 and 2007 and the summary balance sheet data as of September 30, 2008 have been derived from unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. These unaudited financial statements have been prepared on the same basis as the annual audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods. The results for any interim period are not necessarily indicative of results of operations to be expected for a full year. The summary statements of operations data for 2003 and 2004 and the balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from audited financial statements not included in this joint proxy statement/prospectus.

(dollars in millions, except per share amounts)

SUMMARY STATEMENTS OF OPERATIONS DATA

	Nine Months ended September 30 (unaudited)		Years ended December 31
	2008	2007	2007	2006 (1)	2005 (2)	2004	2003 (3)
Net sales	$1,842.3	$1,800.8	$2,391.7	$2,237.3	$1,774.6	$1,743.0	$1,650.8

Earnings:
Continuing operations before minority interest	72.8	71.0	90.8	74.6	41.2	26.0	44.3
Minority interest in continuing earnings	(51.1)	(48.8)	(60.4)	(52.1)	(31.5)	(23.8)	(34.9)

Continuing operations	21.7	22.2	30.4	22.5	9.7	2.2	9.4
Discontinued operations	—	—	—	0.1	—	—	—

Net earnings	$21.7	$22.2	$30.4	$22.6	$9.7	$2.2	$9.4

Basic and diluted earnings per share of common stock:
Continuing operations	$6.54	$6.69	$9.16	$6.78	$2.93	$0.65	$2.83
Discontinued operations	—	—	—	0.04	—	—	—

Net earnings per share	$6.54	$6.69	$9.16	$6.82	$2.93	$0.65	$2.83

Cash dividends per common share	$0.86	$0.74	$1.02	$0.86	$0.80	$0.80	$0.80

SUMMARY BALANCE SHEET DATA

	As of September 30 (unaudited)	As of December 31
	2008	2007	2006	2005	2004	2003
Total assets	$1,920.9	$1,910.4	$1,893.0	$1,356.2	$1,390.2	$1,361.5
Long term debt (4)	334.9	387.6	442.1	174.4	286.5	188.1
Total stockholders’ equity	298.0	278.7	244.7	222.0	221.4	228.0

(1)

In April 2006, A. O. Smith acquired GSW Inc., a publicly traded Canadian based manufacturer of water heaters and building products. In December 2006, A. O. Smith sold the building products segment of this business which was treated as a discontinued operation. See Note 2 of Notes to Audited Consolidated Financial Statements of SICO included elsewhere herein.

(2)	In November 2005, A. O. Smith acquired Yueyang Zhongmin Special Electrical Machinery Co., Ltd. See Note 2 of Notes to Audited Consolidated Financial Statements of SICO included elsewhere herein.

(3)	In November 2003, A. O. Smith acquired the motor manufacturing assets of Taicang Special Motor Co., Ltd.

(4)	Excludes short-term debt and the current portion of long-term debt.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR SICO

The summary unaudited pro forma financial information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial information, the consolidated financial statements and the related notes of SICO, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SICO” appearing elsewhere in this joint proxy statement/prospectus. The summary unaudited pro forma financial information of SICO has been prepared giving effect to the Spin-Off and the merger as if these transactions occurred as of January 1, 2008 for the summary unaudited pro forma statements of operations data for the nine months ended September 30, 2008, as of January 1, 2008 for the summary unaudited pro forma statements of operations data for the year ended December 31, 2007; and as of September 30, 2008 for the summary unaudited pro forma balance sheet data as of September 30, 2008.

The summary unaudited pro forma condensed consolidated statements of operations data and the summary unaudited pro forma condensed consolidated balance sheet data have been derived from the unaudited pro forma condensed consolidated financial information, the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of SICO included elsewhere in this joint proxy statement/prospectus and do not purport to represent what SICO’s financial position and results of operations actually would have been had the Spin-Off, the merger and related transactions occurred on the dates indicated or to project SICO’s financial performance for any future period.

The transaction between A. O. Smith and SICO is considered a reverse acquisition under SFAS 141 (R) Business Combinations (“SFAS 141 (R)”). A reverse acquisition occurs when the legal acquirer, or the entity that issues the securities in the merger, is identified as the acquiree for accounting purposes. In the proposed merger, A. O. Smith is the legal acquirer because SICO will be a wholly owned subsidiary of A. O. Smith after the merger, and A. O. Smith will be issuing shares of A. O. Smith Class A common stock and A. O. Smith common stock as consideration in the merger. SICO is the legal acquiree in the merger. Even though A. O. Smith is the legal acquirer, SFAS 141(R) requires that A. O. Smith be treated as the acquiree for accounting purposes and SICO be treated as the acquirer for accounting purposes.

As the legal acquirer, however, A. O. Smith will survive as a publicly listed company after completion of the merger and will be required to present financial statement information in accordance with U.S. GAAP and SEC reporting requirements. SICO will have been merged with MergerCo, will cease to exist as an independent legal entity, and will be a wholly owned subsidiary of A. O. Smith after completion of the merger. Due to the reverse acquisition accounting treatment under SFAS 141(R), A. O. Smith’s financial statement information going forward will be presented as if SICO were the successor to the reporting obligation of A. O. Smith as of the date of the merger. As a result, prior period financial statement information presented in the A. O. Smith financial statements will reflect the historical activity of SICO.

In addition to being a reverse acquisition under SFAS 141(R), the merger is a common control transaction according to SFAS 160 Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 (“SFAS 160”). As a result, the merger will be accounted for as an equity transaction and therefore will not require purchase accounting adjustments to reflect fair value. Because A. O. Smith is the legal acquirer, the SICO shares are treated as having been converted to SICO’s ownership of A. O. Smith stock via a stock split to reflect SICO’s ownership of A. O. Smith Class A common stock and A. O. Smith common stock. Prior to the merger, SICO consolidated the financial results of A. O. Smith and presented a minority interest (referred to as a “noncontrolling interest” under SFAS 160). The noncontrolling interest represented the portion of A. O. Smith that SICO did not own. Under a reverse acquisition, the noncontrolling interest is eliminated from the financial statement presentation in future periods as A. O. Smith is the legal acquirer and the accounting acquiree. Although the non-SICO stockholders of A. O. Smith are not exchanging their shares in the merger, the reverse acquisition accounting requires the transaction to be presented as if an acquisition of the noncontrolling interest occurred since there is no remaining noncontrolling interest once the two companies are combined into one reporting entity.

(dollars in millions, except per share amounts)

SUMMARY UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS DATA

	Nine Months ended September 30	Year Ended December 31
	2008	2007
Net sales	$1,796.3	$2,312.1
Net earnings	$75.2	$88.2
Net earnings per share:
Basic	$2.51	$2.90
Diluted	$2.50	$2.86
Cash dividend per share	$0.55	$0.70

SUMMARY UNAUDITED PRO FORMA BALANCE SHEET DATA

As of September 30
2008
Total assets	$1,872.1
Long term debt	328.9
Total stockholders’ equity	822.6

COMPARATIVE PER SHARE DATA

The following table sets forth (a) certain historical per share information of A. O. Smith, (b) certain historical per share information of SICO and (c) unaudited pro forma per share information after giving effect to the merger as a reverse acquisition under SFAS 141(R) and a common control transaction in accordance with SFAS 160 Noncontrolling Interests in Consolidated Financial Statements and amendment of ARB No. 51 (SFAS 160). The unaudited pro forma condensed consolidated per share data assumes that, to give effect to the merger, each share of SICO common stock outstanding as of September 30, 2008 and December 31, 2007 was converted into (a) 2.396 shares of A. O. Smith Class A common stock and (b) 0.463 shares of A. O. Smith common stock, without regard to the treatment of Escrow Shares, dissenting shares and fractional shares described in this joint proxy statement/prospectus. The calculation of these exchange ratios assumes that all of the shares of A. O. Smith common stock deposited into the escrow account have been released to the former SICO stockholders. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that A. O. Smith or MergerCo will experience after the effective time of the merger. The unaudited pro forma condensed consolidated per share data have been derived from and should be read in conjunction with the “Unaudited Pro Forma Condensed Consolidated Financial Information for SICO” beginning on page PF-1. The historical per share data have been derived from the historical consolidated financial statements as of and for the periods indicated of A. O. Smith, as incorporated by reference in this joint proxy statement/prospectus, and of SICO, as set forth in this joint statement/prospectus beginning on page F-1.

	For the Nine Months Ended September 30, 2008 (unaudited)	For the Year Ended December 31, 2007
A. O. Smith Historical Per Share Data:
Net Earnings:
Basic	$2.50	$2.89
Diluted	2.48	2.85
Cash dividends declared	.55	.70
Book value	27.34	25.22

SICO Historical Per Share Data:
Net Income:
Basic and Diluted	$6.54	$9.16
Cash dividends declared	.86	1.02
Book value	89.84	84.02

Pro Forma Consolidated Per Share Data (unaudited):
Net Income:
Basic	$2.51	$2.90
Diluted	2.50	2.86
Cash dividends declared	.55	.70
Book value	27.47	25.34

COMPARATIVE MARKET PRICE AND DIVIDEND DATA

Recent Share Prices and Dividends

A. O. Smith common stock is listed on the NYSE under the symbol “AOS.” A. O. Smith Class A common stock is quoted on the Over-the-Counter Bulletin Board (the “OBB”) under the symbol “SAOSA.”

SICO common stock is quoted on the Pink Sheets under the symbol “SMIC.”

The table below sets forth, for each of the fiscal quarters indicated, the high and low sales prices of A. O. Smith common stock, as reported by the NYSE, the high and low bid quotations for A. O. Smith Class A common stock, as reported by the OBB, the high and low bid quotations for SICO common stock, as reported by the Pink Sheets, and the quarterly cash dividends declared per share of A. O. Smith common stock, A. O. Smith Class A common stock and SICO common stock. The over-the-counter market quotations reported below reflect inter-dealer prices, without mark-up, mark-down or commissions and may not represent actual transactions.

		A. O. Smith
		Common Stock		Class A Common Stock			SICO
		High	Low	High	Low	Dividend (1)	High	Low	Dividend
2007	First Quarter	$40.74	$35.50	$40.00	$36.00	$.17	$65.00	$60.50	$.23
	Second Quarter	41.35	37.53	$41.00	$37.60	.17	68.00	62.50	.23
	Third Quarter	52.48	40.03	$51.00	$42.00	.18	74.00	66.00	.28
	Fourth Quarter	47.52	32.09	$43.65	$34.55	.18	70.00	62.00	.28

2008	First Quarter	$39.02	$29.25	$37.00	$31.99	$.18	$106.53	$62.25	$.28
	Second Quarter	36.73	30.05	35.00	30.00	.18	104.00	88.00	.28
	Third Quarter	51.09	30.70	47.00	31.00	.19	102.75	88.00	.30
	Fourth Quarter	39.41	23.08	35.00	24.50	.19	88.00	60.00	.30

2009	First Quarter	32.75	27.58	30.00	28.00	.19	84.00	75.00	—
	(through January 28, 2009)

(1)	Dividends paid per share of A. O. Smith Class A common stock and A. O. Smith common stock.

The above table shows only historical comparisons and may not provide meaningful information to A. O. Smith or SICO stockholders in determining whether to approve or adopt the Merger Agreement. You are urged to obtain current market quotations for A. O. Smith common stock, A. O. Smith Class A common stock and SICO common stock and to carefully review the other information contained in this joint proxy statement/prospectus in considering whether to approve or adopt the Merger Agreement. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 138.

Additional Share Information

A. O. Smith

The closing price per share of A. O. Smith common stock, as reported by the NYSE, was (a) $36.28 on February 1, 2008, the last full trading day preceding public announcement of SICO’s proposal for the merger, (b) $31.81 on December 8, 2008, the last full trading day preceding public announcement that A. O. Smith and SICO had entered into the Merger Agreement, and (c) $            on                     , 2009, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/prospectus.

The closing price per share of A. O. Smith Class A common stock, as quoted by the OBB, was (a) $33.00 on February 1, 2008, the last full trading day preceding public announcement of SICO’s proposal for the merger, (b) $32.00 on December 8, 2008, the last full trading day preceding public announcement that A. O. Smith and

SICO had entered into the Merger Agreement, and (c) $             on                     , 2009, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/prospectus.

No assurance can be given as to the market price of A. O. Smith common stock or A. O. Smith Class A common stock at any time after the merger. In the event that the market price of A. O. Smith common stock or A. O. Smith Class A common stock decreases or increases prior to the consummation of the merger, the value of A. O. Smith common stock and/or A. O. Smith Class A common stock to be received in the merger in exchange for SICO common stock may correspondingly decrease or increase.

SICO

The closing price per share of SICO common stock, as quoted by the Pink Sheets, was (a) $64.00 on February 1, 2008, the last full trading day preceding public announcement of SICO’s proposal for the merger, (b) $60.00 on December 8, 2008, the last full trading day preceding public announcement that A. O. Smith and SICO had entered into the Merger Agreement, and (c) $             on                     , 2009, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/prospectus.

Additional Dividend Information

A. O. Smith

A. O. Smith has paid dividends for 69 consecutive years. While A. O. Smith has paid dividends on its Class A common stock and its common stock, there is no assurance that it will continue to pay dividends in the future. The decision to pay dividends is within the discretion of the A. O. Smith board of directors and may be affected by various factors, including A. O. Smith’s earnings, financial condition, capital requirements, level of indebtedness and other considerations that the A. O. Smith board of directors deems relevant. A. O. Smith’s existing credit facility, as well as future credit facilities, other future debt obligations and statutory provisions may limit its ability to pay dividends.

SICO

SICO has paid dividends for 69 consecutive years. Dividends are generally paid by SICO on a quarterly basis after receipt by SICO of dividends on the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO. The SICO board of directors has determined that SICO will not pay a dividend in the first quarter of 2009. In reaching its determination, the SICO board of directors considered the costs expected to be incurred to complete the merger and the desire of the SICO board of directors to preserve financial flexibility in light of current uncertainty in economic and financial conditions. The Merger Agreement does not limit the payment of dividends by SICO prior to the effective time as long as such dividends are made by SICO in the ordinary course consistent with past practices. The decision to pay dividends is within the discretion of the SICO board of directors. In determining whether to pay the second quarter 2009 dividend, if the merger has not been completed prior to such time, the SICO board of directors likely will take into account the financial condition of SICO and SpinCo, the costs incurred for the merger and the expectations of SICO stockholders, among other considerations.

Stockholder Information

A. O. Smith

As of January 27, 2009, A. O. Smith had 8,239,267 shares of A. O. Smith Class A common stock and 21,938,440 shares of A. O. Smith common stock outstanding and approximately 283 stockholders of record of A. O. Smith Class A common stock and 898 stockholders of record of A. O. Smith common stock. The numbers of stockholders of record do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

SICO

As of January 27, 2009, SICO had 3,317,066 shares of SICO common stock outstanding and approximately 38 stockholders of record of SICO common stock. The number of stockholders of record does not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

RISK FACTORS

In addition to the other information contained in or incorporated by reference in this joint proxy statement/prospectus, including A. O. Smith’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the matters addressed under the heading “Forward-Looking Statements” beginning on page 36 of this joint proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of the proposals described in this joint proxy statement/prospectus.

Risks Relating to the Merger

Completion of the merger is subject to the receipt of consents and approvals from, or the making of filings with, certain government entities that could delay completion of the merger or impose conditions that could have a material adverse effect on SICO or A. O. Smith, or significantly reduce the benefits expected to be obtained from the merger.

The merger is subject to the receipt of approvals or consent from, or the making of filings with, certain regulatory authorities, including the IRS, in connection with the request for the IRS Letter Ruling described in this joint proxy statement/prospectus. While we do not currently expect a delay in receiving the necessary approvals from such regulatory authorities, we cannot assure you that a delay will not occur. In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond our control that may prevent, delay or otherwise negatively affect its completion. See “The Merger Agreement—Conditions to Obligations to Complete the Merger” beginning on page 96. We cannot predict whether and when these other conditions will be satisfied. Any delay in completing the merger or the imposition of any additional material conditions on or changes to the terms of the merger may significantly reduce the benefits that we expect to achieve if we successfully complete the merger within the expected timeframe. See “Regulatory Approvals” beginning on page 111.

If the merger does not constitute a tax-free reorganization under Section 368(a) of the Code, then both SICO stockholders and A. O. Smith or MergerCo may be responsible for payment of income taxes.

The merger is conditioned upon the receipt by A. O. Smith and SICO of the IRS Letter Ruling to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete, then the ruling may not be relied upon. If the merger were determined to be taxable, then both SICO stockholders and A. O. Smith or MergerCo (as successors to SICO) may be responsible for the payment of income taxes in connection with the merger.

The parties to the merger may fail to realize all of the expected benefits of the merger.

The parties to the merger may fail to realize some or all of the expected benefits of the transaction in the amounts and times projected for a number of reasons, including that the transaction may be more costly than expected or have unexpected adverse results.

The Merger Agreement limits the ability of A. O. Smith and SICO to pursue alternatives to the merger.

The Merger Agreement provides that neither of the boards of directors of SICO nor A. O. Smith, nor the A. O. Smith Special Committee nor the SICO Special Committee may withdraw or modify its recommendation regarding the merger. Notwithstanding the foregoing, at any time prior to the adoption of the Merger Agreement by its stockholders, the board of directors of either A. O. Smith or SICO, or duly constituted committees thereof, may withdraw or modify its recommendation regarding the merger in response to a material event relating to its business which is unknown to the board of directors as of the date of the Merger Agreement and which becomes known prior to the approval or adoption of the Merger Agreement by its stockholders, if the board of directors

(or committee thereof) determines in good faith, after consultation with its legal counsel and financial advisors, that the withdrawal or modification of the recommendation is required in order for the board of directors (or committee thereof) to comply with its fiduciary duties to its stockholders under applicable law. Regardless of whether the board of directors of A. O. Smith withdraws its recommendation regarding the merger as described in the sentence above, the board of directors of A. O. Smith may not cancel the special meeting of the A. O. Smith stockholders and is required to submit consideration of the merger and the related proposals to the A. O. Smith stockholders for a vote. The board of directors of SICO may withdraw its recommendation regarding the merger in accordance with the sentence above without any obligation to hold the special meeting of the SICO stockholders or submit consideration of the merger to the SICO stockholders for a vote. Certain members of the Smith Family who hold a majority of the outstanding shares of SICO common stock have agreed in a support agreement with SICO and A. O. Smith, for a period of one year after the termination of the Merger Agreement, not to vote in favor of any proposal that results in or is related to the withdrawal or modification of the SICO board recommendation. This agreement by the members of the Smith Family, along with the limitations in the Merger Agreement on withdrawing or modifying recommendations, may discourage third-parties from proposing alternative transactions to A. O. Smith or SICO. For a discussion of the limits on the ability of the board of directors of each of A. O. Smith and SICO to withdraw or modify its recommendation, see “The Merger Agreement—Obligations of each of the A. O. Smith and SICO Boards of Directors with Respect to its Recommendation and Holding a Meeting of its Stockholders” beginning on page 93. For a discussion of the Smith Family support agreement with SICO and A. O. Smith, see “Agreements Relating to the Merger—Smith Family Support Agreement” beginning on page 105.

Failure to complete the merger could negatively affect the stock price, future business and/or operations of SICO and the stock price of A. O. Smith.

The Merger Agreement contains a number of conditions to the obligations of the parties to complete the merger. In addition, the Merger Agreement may be terminated under certain circumstances. If the merger is not completed for any reason, SICO and A. O. Smith may be subject to a number of material risks. These risks include the following:

•

the market price of SICO common stock, A. O. Smith Class A common stock or A. O. Smith common stock may decline to the extent that the current market prices of SICO common stock, A. O. Smith Class A common stock or A. O. Smith common stock reflect a market assumption that the merger will be completed;

•

fees, costs and expenses incurred by SICO and A. O. Smith in connection with the merger, such as legal, accounting and certain financial advisor fees, costs and expenses, must be paid by SICO even if the merger is not completed; and

•

the Spin-Off has been completed and was not conditioned on the merger, and if the merger is not completed, SICO and SpinCo would continue as separate companies holding different portions of the assets and liabilities previously held by SICO, which could result in greater aggregate expenses and a greater administrative burden in managing the companies’ businesses, assets and liabilities.

If the Merger Agreement is terminated and SICO is required to pay the foregoing fees and expenses without realizing any of the benefits of the merger, it could have a material adverse effect on SICO’s business, financial condition and results of operations, which could ultimately affect the market price of SICO common stock.

Certain of A. O. Smith’s directors and SICO’s executive officers and directors have interests in the merger that are different from, or in addition to, the interests of A. O. Smith stockholders and SICO stockholders.

The A. O. Smith Special Committee and the SICO Special Committee negotiated the terms of the Merger Agreement. A. O. Smith’s board of directors approved and recommended that its stockholders vote to adopt the Merger Agreement, adopt the A. O. Smith Amended Charter and approve the Stock Issuance. SICO’s board of directors approved and recommended that its stockholders vote to approve the Merger Agreement. Certain directors and/or executive officers may have interests in the merger that are different from, or in addition to, those of A. O. Smith and SICO stockholders generally. For additional information regarding such interests, see “The Merger—Interests of A. O. Smith Executive Officers and Directors in the Merger” beginning on page 79 and “The Merger—Interests of SICO Executive Officers and Directors in the Merger” beginning on page 80.

A. O. Smith and SICO are defendants in a pending lawsuit in connection with the merger.

On February 26, 2008, a purported class action complaint relating to the merger was filed against SICO, certain directors and officers of SICO, and A. O. Smith in the Milwaukee County Circuit Court in the State of Wisconsin.

While SICO, the directors and officers of SICO named in the lawsuit, and A. O. Smith believe that the allegations in the complaint are without merit and intend to defend vigorously against these allegations, we cannot assure you as to the outcome of this lawsuit, including the costs associated with defending this claim or any other liabilities or costs SICO or A. O. Smith may incur in connection with the litigation or settlement of this claim. The imposition of any additional material conditions on or changes to the terms of the merger may significantly reduce the benefits that A. O. Smith and SICO expect to achieve if they successfully complete the merger. A. O. Smith is entitled to indemnification by SpinCo and from the escrow fund for any costs, expenses or other amounts incurred, paid or payable in connection with this lawsuit or other claims related to the transactions contemplated by the Merger Agreement. For further information regarding the foregoing lawsuit, please see “The Merger—Legal Proceedings Regarding the Merger” beginning on page 84.

Risks Relating to the Merger for A. O. Smith Stockholders

MergerCo, as successor by merger to SICO, may remain liable to third parties after the merger.

Under the Merger Agreement, SpinCo has agreed to assume, and to indemnify A. O. Smith and its subsidiaries, including MergerCo, for all liabilities arising out of any events, conditions, circumstances, facts, activities, practices, actions or omissions with respect to SICO or its subsidiaries or SpinCo or any of their respective business operations which occurred prior to the merger. A. O. Smith and its subsidiaries, including MergerCo, also are indemnified for these liabilities from the escrow of shares of A. O. Smith common stock that otherwise would be issued to the SICO stockholders in the merger. See “Agreements Relating to the Merger—Escrow Agreement” beginning on page 107. SICO historically has been involved in multicolor printing and related services conducted through Berlin Industries, and commercial warehousing, trucking and packaging conducted through Central States. In addition, prior to 1998, SICO through its Belvedere division was engaged in the business of manufacturing and distributing equipment and fixtures for beauty and styling salons and barber shops. On January 19, 2009, SICO completed the Spin-Off. The Spin-Off is described in more detail in “The Companies—SICO—Recent Developments,” beginning on page 119. Notwithstanding the completion of the Spin-Off, MergerCo, as successor by merger to SICO, could continue to face possible liabilities with respect to the operations of Central States, Berlin Industries and the Belvedere division for actions, events or circumstances arising or occurring before the Spin-Off and the merger. The areas of potential liability include:

•	environmental cleanup costs and liabilities for claims made under federal, state or foreign environmental laws;

•	tax liabilities;

•	obligations under federal and state pension and retirement benefit laws; and

•	existing and future litigation, including litigation initiated in connection with the merger.

If SpinCo fails to indemnify A. O. Smith or MergerCo, as required under the Merger Agreement, for any of these liabilities and the value of the escrow fund is insufficient to satisfy these liabilities, A. O. Smith or MergerCo could incur material liabilities that may adversely affect A. O. Smith’s business and financial performance.

In the event SpinCo is unable to satisfy its indemnification obligations under the Merger Agreement, A. O. Smith’s and MergerCo’s right to indemnification under the Merger Agreement is limited to the escrow fund, which is limited in duration and may be insufficient to satisfy their claims.

In pursuing claims for indemnification under the Merger Agreement, A. O. Smith and MergerCo have agreed to proceed first against SpinCo and then, in the event SpinCo does not satisfy its indemnification obligations, against the escrow fund pursuant to the terms of the Escrow Agreement. Although SICO has represented to A. O. Smith that SpinCo will be solvent at the time of the merger, SpinCo has substantially smaller net assets than SICO did prior to the Spin-Off, because SICO retained its shares of A. O. Smith Class A common stock and A. O. Smith common stock. If A. O. Smith or MergerCo makes a claim for indemnification under the Merger Agreement, there is a risk that SpinCo may not have the financial capability to satisfy its indemnification obligations. The escrow fund initially will be funded with shares of A. O. Smith common stock with a market value of $15,000,000 as of the effective time of the merger. A. O. Smith cannot give any assurance that the value of the escrow fund will be sufficient to satisfy any potential indemnification claims of A. O. Smith or MergerCo under the Merger Agreement. The escrow agreement provides for the release of a substantial portion of the shares once certain legal proceedings relating to the transactions contemplated by the Merger Agreement have been resolved. In addition, the escrow fund terminates two years after the effective time, but the indemnification obligations of SpinCo under the Merger Agreement survive for five years after the effective time of the merger. As a result, A. O. Smith and MergerCo will not be able to look to the escrow fund for indemnification with respect to any claim that arises more than two years after the effective time of the merger.

If the market price of A. O. Smith common stock declines, the value of the escrow fund will also decline.

Under the terms of the Merger Agreement, shares of A. O. Smith common stock with a market value of $15,000,000 as of the effective time of the merger will be deposited with the escrow agent to provide a source of payment for the indemnification rights of A. O. Smith and MergerCo. The escrow agreement provides for the release of a substantial portion of the shares once certain legal proceedings relating to the transactions contemplated by the Merger Agreement have been resolved. The specific dollar value of the escrow fund, and therefore the amount of security provided to MergerCo and A. O. Smith, will depend on the market value of A. O. Smith common stock, which may decrease after the effective time of the merger. As a publicly traded company, the market price of A. O. Smith common stock is subject to fluctuations based on numerous factors. There is no requirement that additional shares or funds be placed in the escrow fund in the event the market price of A. O. Smith common stock decreases.

In addition, pursuant to the Escrow Agreement, SpinCo will have the right to substitute cash for all or a portion of the Escrow Shares on up to five separate occasions. The market value of any Escrow Shares that are released pursuant to any such cash substitution will be determined as of the effective time of the merger. Therefore, SpinCo will have the ability to substitute cash for the Escrow Shares if the market price of the A. O. Smith common stock increases in order to permit the former SICO stockholders to realize the benefit of the increased value of the shares, with no corresponding obligation to increase the escrow if the share price decreases.

If SICO stockholders who receive A. O. Smith Class A common stock and A. O. Smith common stock in the merger sell their shares, it could cause a decline in the market price of A. O. Smith Class A common stock or A. O. Smith common stock.

All of the shares of A. O. Smith Class A common stock and A. O. Smith common stock to be issued in the merger are being registered with the SEC under the registration statement of which this joint proxy statement/prospectus is a part, and therefore will be immediately available for resale in the public market, except with respect to shares issued in the merger to certain affiliates of A. O. Smith (as that term is defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”)). SICO has not sold any of its shares of A. O. Smith Class A common stock or A. O. Smith common stock during the past 16 years. After the merger is completed, each SICO stockholder will have the ability to determine if and when to sell the shares of A. O. Smith

Class A common stock and A. O. Smith common stock that the stockholder receives in the merger. If a large number of SICO stockholders elect to sell the shares they receive in connection with the merger, the market price of the A. O. Smith Class A common stock or the A. O. Smith common stock may decline. As a result of future sales of shares, or the perception that these sales could occur, the market price of A. O. Smith Class A common stock or A. O. Smith common stock may decline before or at the time the merger is completed, or thereafter.

Certain Smith Family members will have the ability to influence all matters requiring A. O. Smith stockholder approval.

The Merger Agreement contemplates that certain members of the Smith Family may enter into a voting trust agreement following the completion of the merger with respect to the A. O. Smith Class A common stock and A. O. Smith common stock they receive in the merger. After giving effect to the merger, these members of the Smith Family are expected to own approximately 41.4% of the total voting power of the outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, taken together as a single class, and approximately 51.6% of the voting power of the outstanding shares of A. O. Smith Class A common stock, as a separate class. This ownership position may increase if other members of the Smith Family enter into the voting trust agreement, and the voting power relating to this ownership position may increase if shares of A. O. Smith Class A common stock held by stockholders who are not parties to the voting trust agreement are converted into shares of A. O. Smith common stock. Accordingly, after the merger, the Smith Family members who enter into the voting trust agreement will collectively have the ability to influence the election of the Class A directors of A. O. Smith and other matters requiring A. O. Smith stockholder approval. The voting trust agreement provides that in the event one of the parties to the voting trust agreement desires to withdraw from the trust or transfer any of its shares of A. O. Smith Class A common stock, such shares of A. O. Smith Class A common stock are automatically exchanged for shares of A. O. Smith common stock held by the trust to the extent available in the trust. In addition, the trust will have the right to purchase the shares of A. O. Smith Class A common stock and A. O. Smith common stock proposed to be withdrawn or transferred from the trust. As a result, the Smith Family members that are parties to the voting trust agreement may have the ability to maintain their collective voting rights in A. O. Smith even if certain members of the Smith Family decide to transfer their shares.

The A. O. Smith Amended Charter will affect the rights of the stockholders of A. O. Smith Class A common stock.

The consummation of the merger is conditioned on, among other things, the adoption of the A. O. Smith Amended Charter, which will affect certain rights of the holders of A. O. Smith Class A common stock. The proposed A. O. Smith Amended Charter will provide, among other things, for

•	an increase in the percentage of members of the A. O. Smith board of directors that holders of A. O. Smith common stock elect;

•	shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock, subject to certain exceptions, upon transfer to unaffiliated third parties; and

•

all shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock once the outstanding shares of A. O. Smith Class A common stock falls below 2,397,976 shares, which is approximately 8% of the number of total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement.

For additional information regarding the proposed changes to the A. O. Smith Existing Charter in connection with the merger, see the section entitled “A. O. Smith Amended Charter” beginning on page 102.

Risks Relating to the Merger for SICO Stockholders

SICO stockholders will receive a smaller number of shares in the merger than the total number of shares of A. O. Smith held by SICO.

The exchange ratio in the Merger Agreement reflects a discount of 1.5% such that the merger will result in the SICO stockholders receiving, in the aggregate, 98.5% of the total number of shares of each of the A. O. Smith Class A common stock and A. O. Smith common stock held by SICO prior to the effective time of the merger, subject to the treatment of Escrow Shares, fractional shares and dissenting shares described in this joint proxy statement/prospectus. Based on the closing price of $             of the A. O. Smith common stock on the NYSE on             , 2009, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/prospectus, and valuing the A. O. Smith Class A common stock at such value as if it had been converted into A. O. Smith common stock, the aggregate value of the shares reflected in this 1.5% discount was $             million.

Shares of A. O. Smith common stock deposited in escrow in connection with the merger will be at risk for post-closing indemnification claims by A. O. Smith or the other A. O. Smith indemnified parties.

At the effective time of the merger, A. O. Smith will deposit with the escrow agent a number of shares of A. O. Smith common stock that would otherwise be deliverable to the holders of SICO common stock pursuant to the Merger Agreement with a market value of $15,000,000 as of the effective time of the merger. These shares of A. O. Smith common stock may not be transferred as long as they remain in escrow and will be subject to release to A. O. Smith or the other A. O. Smith indemnified parties to the extent any of them has a right to indemnification for damages that are not satisfied by SpinCo for a period of two years after the effective time of the merger. For a description of the escrow, please refer to “Agreements Relating to the Merger—Escrow Agreement” beginning on page 107.

If the market price of A. O. Smith common stock declines, SICO and A. O. Smith may be unable to terminate the Merger Agreement and SICO stockholders will receive shares with a lower market value in connection with the merger.

The consideration to be issued to SICO stockholders in connection with the merger, for each issued and outstanding share of SICO common stock that they own, will consist of a fixed number of shares of A. O. Smith Class A common stock and A. O. Smith common stock calculated in accordance with the Merger Agreement based upon the number of shares of SICO common stock outstanding and the number of shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO immediately prior to the effective time of the merger. See “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 87. There will be no adjustment to the number of shares of A. O. Smith Class A common stock or A. O. Smith common stock issued to the SICO stockholders in connection with the merger based upon changes in the market price of A. O. Smith Class A common stock or A. O. Smith common stock prior to the effective time of the merger. In addition, neither SICO nor A. O. Smith may terminate the Merger Agreement or “walk away” from the merger due to changes in the market price of A. O. Smith common stock. As a result, the specific dollar value of the consideration that the SICO stockholders will receive in connection with the merger will depend on the market value of A. O. Smith Class A common stock and A. O. Smith common stock, and may decrease from the date the SICO stockholders submit their proxies. As a publicly traded company, the market price of A. O. Smith Class A common stock and A. O. Smith common stock is subject to fluctuations based on numerous factors. See “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 87 and “Agreements Relating to the Merger—Escrow Agreement” beginning on page 107.

A. O. Smith cannot predict or give any assurances as to the market price of the A. O. Smith Class A common stock or the A. O. Smith common stock at any time before or after the completion of the merger. SICO stockholders should obtain recent market quotations for A. O. Smith Class A common stock and A. O. Smith common stock in making a determination on whether to vote in favor of the adoption or approval of the Merger Agreement.

The rights of SICO stockholders who become A. O. Smith stockholders in the merger will be governed by the A. O. Smith Amended Charter and A. O. Smith’s bylaws.

SICO stockholders who receive shares of A. O. Smith Class A common stock and A. O. Smith common stock in the merger will become A. O. Smith stockholders. Following the merger, their rights as stockholders will be subject to the Delaware General Corporation Law (“DGCL”), and they will be governed by the A. O. Smith Amended Charter and A. O. Smith’s bylaws, rather than SICO’s articles of incorporation and bylaws. There may be material differences between the current rights of SICO stockholders, as compared to the rights they will have as A. O. Smith stockholders. For more information, see “Comparative Rights of A. O. Smith and SICO Stockholders Prior to and After the Merger” beginning on page 127 of this joint proxy statement/prospectus.

Risks Relating to A. O. Smith

Risks relating to A. O. Smith and its business and operations are described in A. O. Smith’s Annual Report on Form 10-K for the year ended December 31, 2007 under Item 1A, “Risk Factors” and are incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook and business prospects of A. O. Smith and SICO and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “forecast,” “project,” “strategy,” “plan,” “potential,” “possible” and other similar expressions.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this joint proxy statement/prospectus. The ability of either A. O. Smith or SICO to predict results or actual effects of its plans and strategies, or those of the combined company after the merger, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in the filings of A. O. Smith that are incorporated herein by reference, as well as the following:

•	changes in A. O. Smith’s businesses during the period between now and the completion of the merger may have an adverse impact on A. O. Smith;

•	our ability to obtain regulatory approvals of the merger on the proposed terms and schedule;

•	the risk of an unfavorable judgment or ruling in any transaction-related litigation;

•	increasing competition by foreign and domestic entities, including increased competition from new entrants into A. O. Smith’s markets and consolidation of existing entities;

•	significant volatility in raw material prices;

•	competitive pressures on A. O. Smith’s business;

•	the inability of A. O. Smith to implement pricing actions;

•	the negative impact of future pension contributions on A. O. Smith’s ability to generate cash flow;

•	instability in A. O. Smith’s electric motor and water products markets;

•	further weakening in housing construction;

•	further weakening in commercial construction;

•	a further slowdown in the Chinese economy;

•	the impact of capital market instability on A. O. Smith’s customers;

•	expected restructuring costs and savings realized;

•	further adverse changes in customer liquidity and general economic and capital market conditions;

•	further adverse changes in general economic and capital market conditions;

•	natural disasters and other catastrophes; and

•	other risks detailed in A. O. Smith’s filings with the SEC.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to A. O. Smith or SICO or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, A. O. Smith and SICO undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF A. O. SMITH STOCKHOLDERS

General

This joint proxy statement/prospectus is being furnished to A. O. Smith stockholders in connection with the solicitation of proxies by the A. O. Smith board of directors to be used at the special meeting of A. O. Smith stockholders to be held on                     , 2009 at              a.m./p.m., Eastern Daylight Saving Time, at             , and at any adjournment or postponement of that meeting. This joint proxy statement/prospectus and the enclosed proxy cards are being mailed to A. O. Smith stockholders on or about                     , 2009.

Purpose of the Special Meeting of A. O. Smith Stockholders

At the special meeting of A. O. Smith stockholders, holders of A. O. Smith Class A common stock and A. O. Smith common stock will be asked to consider and vote on the following proposals to:

•	adopt the Merger Agreement and thereby approve the merger;

•	adopt the A. O. Smith Amended Charter;

•	approve the Stock Issuance; and

•	transact any other business as may properly be brought before the special meeting of A. O. Smith stockholders.

The approval of each of the first three proposals listed above is required for completion of the merger. The A. O. Smith Amended Charter and the Stock Issuance will become effective only if each proposal is approved by the A. O. Smith stockholders, all of the other conditions to the merger are satisfied, in the case of the A. O. Smith Amended Charter, and the merger is completed, in the case of the Stock Issuance. See “A. O. Smith Proposal 1—Adoption of the Merger Agreement” on page 43, “A. O. Smith Proposal 2—Adoption of the A. O. Smith Amended Charter” on page 44 and “A. O. Smith Proposal 3—Approval of the Stock Issuance” on page 45. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and is made part of this joint proxy statement/prospectus.

Record Date and Voting

The A. O. Smith board of directors has fixed                     , 2009 as the record date for determining the holders of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock entitled to receive notice of and to vote at the special meeting of A. O. Smith stockholders or any adjournment or postponement of the special meeting. Only holders of record of A. O. Smith Class A common stock and A. O. Smith common stock as of the close of business on that date will be entitled to vote at the special meeting of A. O. Smith stockholders and at any adjournment or postponement of that meeting. As of the close of business on                     , 2009, there were              shares of A. O. Smith Class A common stock and              shares of A. O. Smith common stock outstanding, held by approximately      and      holders of record, respectively.

Each holder of shares of A. O. Smith Class A common stock will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting of A. O. Smith stockholders and at any adjournment or postponement of that meeting. Each holder of shares of A. O. Smith common stock outstanding on the record date will be entitled to 1/10th of a vote for each share held of record upon each matter properly submitted at the special meeting of A. O. Smith stockholders and at any adjournment or postponement of that meeting. In order for A. O. Smith to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock entitled to vote at the special meeting of A. O. Smith stockholders must be present. You will be deemed to be present at the special meeting of A. O. Smith stockholders if you attend the meeting or if you submit a proxy (including through the Internet or telephone) that is received at or prior to the special meeting of A. O. Smith stockholders

(and not revoked as described below). IF YOU ARE A SICO STOCKHOLDER AS WELL AS AN A. O. SMITH STOCKHOLDER, YOU MUST VOTE SEPARATELY AT THE SPECIAL MEETING OF SICO STOCKHOLDERS IN YOUR CAPACITY AS A SICO STOCKHOLDER AND AT THE SPECIAL MEETING OF A. O. SMITH STOCKHOLDERS IN YOUR CAPACITY AS AN A. O. SMITH STOCKHOLDER.

If your proxy is properly executed and received by A. O. Smith in time to be voted at the special meeting of A. O. Smith stockholders, the shares represented by your proxy (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy. If you execute your proxy but do not provide A. O. Smith with any instructions, your shares will be voted “FOR” the adoption of the Merger Agreement, “FOR” the adoption of the A. O. Smith Amended Charter and “FOR” the approval of the Stock Issuance.

Vote Required

Adoption of the Merger Agreement requires the affirmative vote of the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing at least 66 2/3% of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock.

Adoption of the A. O. Smith Amended Charter requires the affirmative vote of the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes represented by the total number of the outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock.

Adoption of the A. O. Smith Amended Charter also requires the affirmative vote of the holders of a majority of the outstanding shares of A. O. Smith Class A common stock voting as a separate class.

Approval of the Stock Issuance requires the affirmative vote of the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes cast by such holders at the special meeting.

Shares of A. O. Smith common stock as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present.

The required vote of A. O. Smith stockholders to adopt the Merger Agreement is based upon the votes represented by the number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote by Internet, telephone or in person at the special meeting of A. O. Smith stockholders or the abstention from voting by A. O. Smith stockholders, or the failure of any A. O. Smith stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement.

The required vote of A. O. Smith stockholders to adopt the A. O. Smith Amended Charter is based upon the votes represented by the number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote by Internet, telephone or in person at the special meeting of A. O. Smith stockholders or the abstention from voting by A. O. Smith stockholders, or the failure of any A. O. Smith stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have the same effect as a vote “AGAINST” the proposal to adopt the A. O. Smith Amended Charter.

The required vote of A. O. Smith stockholders to approve the Stock Issuance is based on the number of shares that are actually voted, not on the number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock. Accordingly, the failure to submit a proxy card or to vote by Internet, telephone or in person at the special meeting of A. O. Smith stockholders or the abstention from voting by A. O. Smith stockholders, or the failure of any A. O. Smith stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have no effect on the result of the vote to approve the Stock Issuance.

As of the record date, A. O. Smith directors and executive officers and their affiliates, other than Bruce M. Smith and Mark D. Smith, had or shared the power to vote in the aggregate approximately              shares of A. O. Smith Class A common stock,              shares of A. O. Smith common stock and              total aggregate shares of A. O. Smith Class A common stock and A. O. Smith common stock, representing approximately     %,     % and     % of the aggregate outstanding shares of A. O. Smith Class A common stock, A. O. Smith common stock and total aggregate A. O. Smith Class A common stock and A. O. Smith common stock, respectively.

We have been advised that A. O. Smith’s directors and executive officers will vote their shares of A. O. Smith common stock “FOR” the adoption of the Merger Agreement, “FOR” the adoption of the A. O. Smith Amended Charter and “FOR” the approval of the Stock Issuance.

Because the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO represent approximately 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and approximately 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class, stockholders of A. O. Smith holding voting power sufficient to approve the proposals to adopt the Merger Agreement, to adopt the A. O. Smith Amended Charter and to approve the Stock Issuance have agreed to vote in favor of these proposals at the A. O. Smith special meeting.

Recommendations of the A. O. Smith Special Committee and A. O. Smith Board of Directors

As discussed elsewhere in this joint proxy statement/prospectus, the A. O. Smith Special Committee unanimously determined that the Merger Agreement is advisable and substantively and procedurally fair to, and in the best interests of, A. O. Smith and the A. O. Smith Unaffiliated Stockholders and the A. O. Smith board of directors has determined that the merger, the Merger Agreement and the transactions contemplated thereby are advisable and substantively and procedurally fair to, and in the best interests of, A. O. Smith and the A. O. Smith stockholders, including the A. O. Smith Unaffiliated Stockholders, and has adopted and approved the merger, the Merger Agreement and the transactions contemplated thereby, the A. O. Smith Amended Charter and the Stock Issuance. The A. O. Smith Special Committee recommends that the A. O. Smith Unaffiliated Stockholders vote “FOR” the adoption of the Merger Agreement. The A. O. Smith board of directors recommends that A. O. Smith stockholders vote “FOR” the adoption of the Merger Agreement, “FOR” the adoption of the A. O. Smith Amended Charter and “FOR” the approval of the Stock Issuance.

The matters to be considered at the special meeting are of great importance to the stockholders of A. O. Smith. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to promptly respond. In particular, A. O. Smith stockholders are directed to the Merger Agreement and the A. O. Smith Amended Charter, which are attached as Annex A and Annex B, respectively, to this joint proxy statement/prospectus.

Attending the Special Meeting

All holders of A. O. Smith Class A common stock and A. O. Smith common stock at the close of business on             , 2009, the record date for the A. O. Smith special meeting, are invited to attend the special meeting. If you attend, you will be asked to present valid picture identification, such as a driver’s license or passport, and, if you are not a stockholder of record, evidence from your broker or bank that you are a stockholder and are eligible to attend the meeting, such as a letter or account statement from your broker or bank. Stockholders will not be allowed to use cameras, recording devices and other electronic devices at the meeting.

Voting by Proxy

Stockholders who elect to vote by submitting a proxy card are asked to mark the box on the proxy card, following the instructions on your proxy card, to indicate how to vote your shares. You must also sign, date and return the enclosed proxy card using the postage-paid envelope provided. All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the Merger Agreement, “FOR” the adoption of the A. O. Smith Amended Charter and “FOR” the approval of the Stock Issuance.

In addition to voting by submitting your proxy card by mail, A. O. Smith stockholders of record and many stockholders who hold their shares of A. O. Smith common stock through a broker or bank will have the option to submit their proxy electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in A. O. Smith’s stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check the A. O. Smith proxy card and voting instructions forwarded by your broker, bank or other holder of record to see which options are available.

A. O. Smith stockholders of record may submit their proxies:

•	through the Internet by visiting http://www.eproxy.com/aos/ and following the instructions; or

•	by telephone by calling the toll-free number 1-800-560-1965 on a touch-tone phone and following the recorded instructions.

If you vote your proxy over the Internet or by telephone, you must do so before 1:00 p.m., Eastern Daylight Saving Time, on                     , 2009. If you hold your shares through a bank, broker, custodian or other record holder, you may be subject to additional timing requirements. Please refer to the information forwarded by your bank, broker, custodian or other record holder.

Revocation of Proxies

The presence of an A. O. Smith stockholder at the special meeting of A. O. Smith stockholders will not automatically revoke such A. O. Smith stockholder’s proxy. However, an A. O. Smith stockholder may revoke his or her proxy at any time prior to its exercise by:

•	delivering a written notice of revocation to the Corporate Secretary of A. O. Smith that is received prior to the A. O. Smith special meeting;

•	submitting another proxy via the Internet, by telephone or by mail that is dated later than the original proxy and that is received prior to the A. O. Smith special meeting;

•

attending the special meeting of A. O. Smith stockholders and voting in person if your shares of A. O. Smith common stock and/or A. O. Smith Class A common stock are registered in your name rather than in the name of a broker, bank or other nominee; or

•

following the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy if your shares of A. O. Smith common stock and/or A. O. Smith Class A common stock are held by a broker or bank.

In the absence of a revocation, shares represented by proxies submitted in response to this solicitation will be voted at the special meeting in accordance with the instructions indicated on such proxies.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of A. O. Smith may solicit proxies for the special meeting of A. O. Smith stockholders from A. O. Smith stockholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. A. O. Smith also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. A. O. Smith has not retained a proxy soliciting firm in connection with the solicitation of proxies. SICO will pay all fees, costs and expenses, including A. O. Smith’s fees, costs and expenses, incurred in connection with the printing and mailing of this joint proxy statement/prospectus.

Questions concerning the proposals to be acted upon at the special meeting and requests for additional copies of this joint proxy statement/prospectus or the proxy cards should be directed to A. O. Smith’s Corporate Secretary in writing at A. O. Smith Corporation, Attention: Corporate Secretary, 11270 West Park Place, Milwaukee, Wisconsin 53224-9508 or by telephone at (414) 359-4000. For a period of at least ten days prior to the special meeting, a complete list of stockholders entitled to vote at the special meeting will be available for inspection during ordinary business hours at A. O. Smith Corporation, 11270 West Park Place, Milwaukee, Wisconsin 53224-9508 by stockholders of record for proper purposes and will be on file at a registered office and subject to inspection by any stockholder for a proper purpose.

Other Matters to Come Before the Special Meeting of A. O. Smith Stockholders

The A. O. Smith board of directors does not intend to bring any other business before the special meeting and, so far as is known to the A. O. Smith board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect of such business in accordance with the judgment of the persons voting such proxies.

A. O. SMITH PROPOSAL 1—ADOPTION OF THE MERGER AGREEMENT

As discussed elsewhere in this joint proxy statement/prospectus, A. O. Smith is asking its stockholders to approve the proposal to adopt the Merger Agreement. A. O. Smith stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement. In particular, A. O. Smith stockholders are directed to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus. Additionally, please refer to the section entitled “The Merger Agreement” beginning on page 87 for a summary of the material terms of the Merger Agreement.

THE A. O. SMITH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”

THE ADOPTION OF THE MERGER AGREEMENT.

A. O. SMITH PROPOSAL 2—ADOPTION OF THE A. O. SMITH AMENDED CHARTER

It is a condition to completion of the merger that the A. O. Smith Existing Charter be amended and restated in the form of the A. O. Smith Amended Charter attached to this joint proxy statement/prospectus as Annex B to this joint proxy statement/prospectus.

The A. O. Smith Amended Charter amends and restates the A. O. Smith Existing Charter to provide for:

•

an increase, solely for purposes of completing the merger, in the total number of authorized shares of A. O. Smith Class A common stock that A. O. Smith can issue from 14,000,000 shares to 22,067,252 shares;

•

an increase in the percentage of members of the A. O. Smith board of directors that holders of A. O. Smith common stock, voting as a separate class, elect from 25% to 33-1/3% of the members of the board of directors (if the 33-1/3 % is not a whole number, then rounding up to the nearest higher whole number of directors (or four of the ten directors));

•

shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock, subject to certain exceptions, upon transfer to transferees that are not designated Permitted Transferees (as defined in the section entitled “A. O. Smith Amended Charter” on page 102); and

•

all shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock once the outstanding shares of A. O. Smith Class A common stock fall below 2,397,976 shares, which is approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement.

Please refer to the section entitled “A. O. Smith Amended Charter” beginning on page 102 for additional information about the A. O. Smith Amended Charter. You are urged to read the proposed A. O. Smith Amended Charter included as Annex B to this joint proxy statement/prospectus carefully before voting on this proposal.

THE A. O. SMITH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”

THE ADOPTION OF THE A. O. SMITH AMENDED CHARTER.

A. O. SMITH PROPOSAL 3—APPROVAL OF THE STOCK ISSUANCE

It is a condition to completion of the merger that the stockholders of A. O. Smith approve the issuance of A. O. Smith Class A common stock and A. O. Smith common stock, which will be issued to holders of SICO common stock as consideration for the merger. If the merger is completed, assuming SICO holds 8,067,252 shares of A. O. Smith Class A common stock and 1,559,076 shares of A. O. Smith common stock at the completion of the merger, A. O. Smith will issue to holders of SICO common stock approximately (subject to the treatment of Escrow Shares, fractional shares and dissenting shares):

•	7,947,690 shares of A. O. Smith Class A common stock; and

•	1,535,801 shares of A. O. Smith common stock.

Please refer to the sections entitled “The Merger—Appraisal Rights; Dissenter’s Rights,” “The Merger Agreement—Consideration to be Received in the Merger,” “The Merger Agreement—Fractional Shares” and “The Merger Agreement—A. O. Smith Common Stock in Escrow” beginning on pages 84, 87, 89 and 89, respectively, for additional information. A copy of the Merger Agreement is also attached as Annex A to this joint proxy statement/prospectus. You are urged to read the entire Merger Agreement included as Annex A carefully before voting on this proposal.

THE A. O. SMITH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”

THE APPROVAL OF THE STOCK ISSUANCE.

THE SPECIAL MEETING OF SICO STOCKHOLDERS

General

This joint proxy statement/prospectus is being furnished to SICO stockholders in connection with the solicitation of proxies by the SICO board of directors to be used at the special meeting of SICO stockholders to be held on             , 2009 at             a.m./p.m., Central Daylight Saving Time, at             , and at any adjournment or postponement of that meeting. This joint proxy statement/prospectus and the enclosed proxy card are being mailed to SICO’s stockholders on or about             , 2009.

Purpose of the Special Meeting of SICO Stockholders

At the special meeting of SICO stockholders, holders of SICO common stock will be asked to consider and vote on the following proposals to:

•	approve the Merger Agreement; and

•	transact any other business as may be properly brought before the special meeting of SICO stockholders.

The approval of the first proposal listed above is required for completion of the merger. See “SICO Proposal 1—Approval of the Merger Agreement” on page 50. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and made part of this joint proxy statement/prospectus.

Record Date and Voting

The SICO board of directors has fixed                     , 2009 as the record date for determining holders of outstanding shares of SICO common stock entitled to receive notice of and to vote at the special meeting of SICO stockholders or any adjournment or postponement of the special meeting. Only holders of record of SICO common stock as of the close of business on that date will be entitled to vote at the special meeting of SICO stockholders and at any adjournment or postponement of that meeting. As of the close of business on                     , 2009, there were             shares of SICO common stock outstanding, held by approximately     holders of record. SICO’s common stock is the only class of outstanding securities entitled to notice of, and to vote at, the SICO special meeting.

Each holder of shares of SICO common stock will be entitled to one vote for each share held of record upon any matter properly submitted at the special meeting of SICO stockholders and at any adjournment or postponement of that meeting. In order for SICO to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of SICO common stock entitled to vote at the special meeting of SICO stockholders must be present. You will be deemed to be present at the special meeting of SICO stockholders if you attend the meeting or if you submit a proxy card that is received at or prior to the special meeting of SICO stockholders (and not revoked as described below). IF YOU ARE AN A. O. SMITH STOCKHOLDER AS WELL AS A SICO STOCKHOLDER, YOU MUST VOTE SEPARATELY AT THE SPECIAL MEETING OF A. O. SMITH STOCKHOLDERS IN YOUR CAPACITY AS AN A. O. SMITH STOCKHOLDER AND AT THE SPECIAL MEETING OF SICO STOCKHOLDERS IN YOUR CAPACITY AS A SICO STOCKHOLDER.

If your proxy card is properly executed and received by SICO in time to be voted at the special meeting of SICO stockholders, the shares represented by your proxy card will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy card but do not provide SICO with any instructions, your shares will be voted “FOR” the approval of the Merger Agreement.

Vote Required

Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of SICO common stock outstanding on the record date and entitled to vote at the special meeting.

Shares of SICO common stock as to which the “abstain” box is selected in a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of SICO stockholders to approve the Merger Agreement is based upon the number of outstanding shares of SICO common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting of SICO stockholders or the abstention from voting by SICO stockholders, or the failure of any SICO stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement.

As of the record date, SICO directors and executive officers and their affiliates had or shared the power to vote in the aggregate approximately             shares of SICO common stock, representing approximately     % of the aggregate outstanding shares of SICO common stock. This calculation excludes shares that may be deemed to be beneficially owned by Bruce M. Smith, Arthur O. Smith and Arthur O. Smith, III, which are subject to the Smith Family support agreement and included below.

We have been advised that SICO’s directors and executive officers will vote their shares of SICO common stock “FOR” the approval of the Merger Agreement.

Because the shares of SICO common stock held by the Smith Family stockholders who signed the Smith Family support agreement represent approximately 52.7% of the voting power of the total outstanding shares of SICO common stock, stockholders of SICO holding voting power sufficient to approve the Merger Agreement have agreed to vote in favor of the proposal to approve the Merger Agreement at the SICO special meeting.

Recommendations of the SICO Special Committee and SICO Board of Directors

The SICO Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and substantively and procedurally fair to, and in the best interests of, SICO and the SICO Unaffiliated Stockholders and recommended that the SICO board of directors authorize, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the merger. The SICO Special Committee unanimously recommends that the SICO Unaffiliated Stockholders vote “FOR” the approval of the Merger Agreement at the special meeting of the SICO stockholders.

The SICO board of directors approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and substantively and procedurally fair to, and in the best interests of, SICO and the SICO stockholders, including the SICO Unaffiliated Stockholders. The SICO board of directors unanimously recommends that SICO’s stockholders vote “FOR” the approval of the Merger Agreement at the special meeting of the SICO stockholders.

The matters to be considered at the SICO special meeting are of great importance to the stockholders of SICO. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. In particular, SICO stockholders are directed to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Stockholders should not send any stock certificates at this time. A transmittal form with instructions for the surrender of stock certificates for SICO common stock will be mailed to you promptly after completion of the merger.

Attending the Special Meeting

All holders of SICO common stock at the close of business on             , 2009, the record date for the SICO special meeting, are invited to attend the special meeting. If you attend, you will be asked to present valid picture identification, such as a driver’s license or passport, and, if you are not a stockholder of record, evidence from your broker or bank that you are a stockholder and are eligible to attend the meeting, such as a letter or account statement from your broker or bank. Stockholders will not be allowed to use cameras, recording devices and other electronic devices at the meeting.

Voting by Proxy

Stockholders who elect to vote by proxy are asked to mark the box on the proxy card, following the instructions on your proxy card, to indicate how to vote your shares. You must also sign, date and return the enclosed proxy card using the postage-paid envelope provided. All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the approval of the Merger Agreement.

Stockholders of record will not be permitted to submit proxies electronically or by telephone. If your shares are held in the name of a bank or broker, the availability of electronic or telephone voting will depend upon the voting processes of the bank or broker. Accordingly, stockholders should follow the voting instructions on the form they receive from their bank or broker.

Revocation of Proxies

The presence of a SICO stockholder at the special meeting of SICO stockholders will not automatically revoke the SICO stockholder’s proxy. However, a SICO stockholder may revoke his or her proxy at any time prior to its exercise by:

•	delivering a written notice of revocation to SICO’s Corporate Secretary that is received prior to the SICO special meeting;

•	submitting another proxy that is dated later than the original proxy and that is received prior to the SICO special meeting;

•	attending the special meeting of SICO stockholders and voting in person if your shares of SICO common stock are registered in your name rather than in the name of a broker or bank; or

•	following the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy if your shares of SICO common stock are held by a broker or bank.

In the absence of a revocation, shares represented by proxies submitted in response to this solicitation will be voted at the special meeting in accordance with the instructions indicated on such proxies.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of SICO may solicit proxies for the special meeting of SICO stockholders from SICO stockholders personally or by telephone and other electronic means. However, they will not be paid for soliciting proxies. SICO also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to beneficial owners and will reimburse the record owners for their expenses in taking such actions. SICO has not retained any proxy soliciting firm in connection with the solicitation of proxies.

Questions concerning the proposal to be acted upon at the special meeting and requests for additional copies of this joint proxy statement/prospectus or the proxy card should be directed to SICO’s Corporate Secretary in writing at Smith Investment Company, Attention: Corporate Secretary, 11270 West Park Place, Milwaukee, Wisconsin 53224-9508 or by telephone at (414) 359-4030. For a period of at least ten days prior to the special meeting, a complete list of stockholders entitled to vote at the special meeting will be available for inspection during ordinary business hours at Smith Investment Company, 11270 West Park Place, Milwaukee, Wisconsin 53224-9508 by stockholders of record for proper purposes and will be on file at a registered office and subject to inspection by any stockholder for a proper purpose.

Other Matters to Come Before the Special Meeting of SICO Stockholders

The SICO board of directors does not intend to bring any other business before the special meeting and, so far as is known to the SICO board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect of such business in accordance with the judgment of the persons voting such proxies.

SICO PROPOSAL 1—APPROVAL OF THE MERGER AGREEMENT

As discussed elsewhere in this joint proxy statement/prospectus, SICO is asking its stockholders to approve the Merger Agreement. SICO stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement. In particular, SICO stockholders are directed to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus. Additionally, please refer to the section entitled “The Merger Agreement” beginning on page 87 for a summary of the material terms of the Merger Agreement.

THE SICO BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”

THE APPROVAL OF THE MERGER AGREEMENT.

THE MERGER

Background of the Merger

From time to time, SICO has reviewed alternatives to address its concern that the SICO common stock historically has traded at a significant discount to the underlying value of SICO’s most significant asset – the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO.

In August 2007, SICO engaged Latham as its outside legal advisor to assist SICO and the SICO board of directors in a review of possible transactions involving SICO’s holdings in A. O. Smith. SICO articulated the following objectives for a possible transaction:

•

providing the stockholders of SICO with direct ownership of A. O. Smith shares, which would allow SICO’s stockholders to realize more fully the underlying value of SICO’s holdings in A. O. Smith, provide enhanced liquidity to SICO’s stockholders and provide SICO’s stockholders with direct payment of the full amount of any dividends paid by A. O. Smith;

•	utilizing a transaction structure that would constitute a tax-free reorganization under the Code; and

•	providing flexibility for SICO to enhance the value of its other businesses.

During the fall of 2007, SICO’s management and representatives of Latham reviewed and evaluated various possible transactions, in light of these stated objectives.

On October 30, 2007, the SICO board of directors met with members of SICO’s management to discuss the status of SICO’s review of possible transactions. The SICO board of directors discussed the potential interests of the SICO directors who are trustees or beneficiaries of certain trusts for members of the Smith Family, or who otherwise have relationships with A. O. Smith or members of the Smith Family, that could be deemed to conflict with the interests of the SICO Unaffiliated Stockholders. Because of these interests, Latham recommended that the SICO board of directors form a special committee to act in the interests of the SICO Unaffiliated Stockholders with respect to any potential transaction. Edward E. Barr and Harold M. Stratton II were discussed as possible members of the SICO Special Committee. The SICO board of directors determined to continue the review process, and SICO’s management was instructed to work with Latham to evaluate further the potential mandate and scope of authority for the SICO Special Committee, and to confirm the eligibility of Messrs. Barr and Stratton to serve on the SICO Special Committee.

On December 18, 2007, the SICO board of directors met to consider transaction alternatives. Latham reviewed two transaction alternatives with the SICO board of directors: a merger of SICO into a newly formed limited liability company subsidiary of A. O. Smith and a transfer of assets of SICO to A. O. Smith. Both of these transaction alternatives could qualify as a tax-free reorganization, although the asset transfer structure had additional restrictions to qualify as a tax-free reorganization. The SICO board of directors established the SICO Special Committee and designated Messrs. Barr and Stratton as the members of the SICO Special Committee. Mr. Barr was later designated as the Chairman of the SICO Special Committee. The SICO Special Committee was delegated the authority to (a) determine the advisability of a potential transaction, (b) consider alternatives to a potential transaction, including not pursuing any transaction, (c) review, evaluate and establish the terms and conditions of a potential transaction or any alternative, (d) negotiate with members of the Smith Family, A. O. Smith and any other party regarding the terms and conditions of a potential transaction or any alternative, and (e) determine whether a potential transaction or any alternative was advisable, fair to and in the best interests of the SICO Unaffiliated Stockholders. The SICO board of directors further provided that it would not recommend any potential transaction or alternative for approval by SICO’s stockholders without a prior favorable recommendation of the SICO Special Committee. The SICO Special Committee determined to engage Reinhart as its independent legal counsel.

The SICO Special Committee held a telephonic meeting with Reinhart on December 21, 2007, to discuss various alternatives for a potential transaction and related issues. The SICO Special Committee also discussed potential candidates to serve as independent financial advisor to the committee and the criteria for the selection of an investment banking firm to serve as independent financial advisor to the committee. On January 4, 2008, the SICO Special Committee and its legal counsel interviewed candidates to serve as independent financial advisor to the committee, and the SICO Special Committee determined to engage Duff & Phelps.

On January 21, 2008, the SICO Special Committee met at Reinhart’s offices with representatives of Duff & Phelps and Reinhart. Reinhart made a presentation to the SICO Special Committee addressing the role and authority of the committee, the two potential transaction structures that had been identified and the considerations and objectives for a potential transaction. The SICO Special Committee discussed the issues and risks with satisfying the test for an asset transfer to qualify as a tax-free reorganization, and decided against further consideration of an asset transfer given the additional restrictions for that transaction structure. The SICO Special Committee also discussed alternatives for SICO’s two operating subsidiaries, including distributing them to the SICO stockholders in a spin-off transaction.

Duff & Phelps next made a presentation to the SICO Special Committee. Duff & Phelps addressed two possible alternative transactions: (a) a recapitalization of A. O. Smith that would eliminate the A. O. Smith Class A common stock and (b) a sale of SICO to a third party. During the ensuing discussion, the SICO Special Committee recognized that, if members of the Smith Family did not support either of these transaction alternatives, pursuing one or both of these alternatives would be futile because members of the Smith Family control a majority of the outstanding shares of SICO common stock. The SICO Special Committee instructed its legal and financial advisors to continue to explore these alternatives.

On January 22, 2008, the SICO Special Committee reported on its progress during a meeting of the full SICO board of directors. The SICO Special Committee indicated that it believed it would be in a position to make a recommendation by February 1, 2008.

Between January 22, 2008 and February 1, 2008, the SICO Special Committee’s legal and financial advisors continued to explore transaction alternatives and related issues. During this period, it was decided that the members of the SICO Special Committee would consult with members of the Smith Family holding a majority of the outstanding shares of SICO common stock to determine which transaction alternatives they would support. Separate meetings with these members of the Smith Family were scheduled for February 1, 2008. On January 30, 2008, the SICO Special Committee held a telephonic meeting with its legal counsel to discuss the process and objectives for the meetings with members of the Smith Family.

On February 1, 2008, the SICO Special Committee and its legal counsel held separate meetings with certain members of the Smith Family, including the trustees of various trusts. These members of the Smith Family collectively owned and continue to own more than 50% of the outstanding shares of SICO common stock. During these meetings, these members of the Smith Family separately indicated that they would support the proposed transaction with A. O. Smith and also separately indicated that they would not support any alternative transaction that resulted in a sale of SICO or eliminated or limited the dual class voting structure of A. O. Smith.

After the meetings with members of the Smith Family, the SICO Special Committee met on February 1, 2008, to discuss its recommendation with respect to a potential transaction. The SICO Special Committee recognized that a merger transaction with A. O. Smith resulting in the issuance directly to the SICO stockholders of the same aggregate number and type of shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO would provide significant benefits to the SICO Unaffiliated Stockholders, including increased liquidity, the expected elimination of the discount between the market capitalization of SICO and the value of its holdings of A. O. Smith Class A common stock and A. O. Smith common stock and qualification as a tax-free reorganization under the Code. The members of the SICO Special Committee unanimously resolved to recommend to the SICO board of directors a proposal for a merger transaction with A. O. Smith, in which SICO’s stockholders would receive the same type and number of A. O. Smith shares held by SICO.

After the meeting of the SICO Special Committee, the SICO board of directors held a telephonic meeting on February 1, 2008. The SICO Special Committee presented its recommendation to the SICO board of directors, after which the SICO board of directors unanimously approved making a proposal to A. O. Smith for a merger transaction, with SICO’s stockholders receiving the same type and number of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO.

On February 2, 2008, Bruce M. Smith, SICO’s President and Chief Executive Officer, and Mr. Barr met with Paul W. Jones, Chairman of the board of directors and Chief Executive Officer of A. O. Smith, to present SICO’s proposal. SICO proposed that SICO be merged into a newly formed subsidiary of A. O. Smith and that, in the merger, SICO’s outstanding common stock be exchanged for newly issued shares of A. O. Smith Class A common stock and A. O. Smith common stock. The proposed total number and type of A. O. Smith shares to be issued in the proposed transaction equaled the number and type of A. O. Smith shares held by SICO, so that there would be no net change in the total number and type of shares of A. O. Smith stock. The merger was intended to qualify as a tax-free reorganization under Section 368(a) of the Code. Prior to the merger, SICO would distribute in a taxable transaction substantially all of its assets, other than its holdings of A. O. Smith shares, to SICO’s stockholders. SICO’s liabilities would be discharged or otherwise assumed by the entity or entities in which the other SICO assets were to be held.

On the following Monday, February 4, 2008, before the markets opened, SICO and A. O. Smith each issued a press release to announce that A. O. Smith had received the proposal from SICO and to provide details of the proposal. SICO also filed an amendment to its Schedule 13D.

At a meeting held on February 10, 2008, the A. O. Smith board of directors (other than Bruce M. Smith and Mark D. Smith who recused themselves) discussed the proposal received from SICO. At this meeting, James F. Stern, Executive Vice President, General Counsel and Secretary of A. O. Smith, recommended that the A. O. Smith board of directors appoint a special committee of independent and disinterested directors to consider the SICO proposal, among other reasons, because SICO is the controlling stockholder of A. O. Smith and certain members of the A. O. Smith board of directors are affiliated with SICO. At a meeting of the A. O. Smith board of directors (other than Bruce M. Smith and Mark D. Smith who recused themselves) on February 12, 2008, the A. O. Smith board of directors determined that it was appropriate to form and authorized the creation of a special committee of independent and disinterested directors, consisting of William Greubel, Idelle Wolf and Ronald Brown. Mr. Stern confirmed the eligibility of Messrs. Greubel and Brown and Ms. Wolf to serve on the A. O. Smith Special Committee. The A. O. Smith Special Committee was authorized to, among other things, review and evaluate SICO’s proposed transaction, negotiate the terms and conditions of any transaction, determine whether the proposed transaction (as it may be amended or modified by the A. O. Smith Special Committee) was fair to, and in the best interests of, A. O. Smith and the A. O. Smith Unaffiliated Stockholders and provide a recommendation to the A. O. Smith board of directors as to whether it should approve the proposed transaction. The A. O. Smith board of directors also authorized the A. O. Smith Special Committee to retain independent legal and financial advisors selected by the A. O. Smith Special Committee. At a subsequent meeting of the A. O. Smith board of directors held on April 15, 2008, the A. O. Smith board of directors affirmed that it would not recommend any potential transaction with SICO without a prior favorable recommendation of the A. O. Smith Special Committee.

On February 12, 2008, the A. O. Smith Special Committee held its initial meeting following a meeting of the A. O. Smith board of directors. At this meeting, the A. O. Smith Special Committee discussed the proposed transaction in general terms and the retention of legal counsel. Mr. Greubel was designated as Chairman of the A. O. Smith Special Committee.

On February 20, 2008, the A. O. Smith Special Committee interviewed potential legal advisors, and at a meeting held on February 24, 2008, selected Winston as its independent legal advisor. The A. O. Smith Special Committee subsequently engaged Abrams & Laster LLP as its Delaware counsel.

On February 26, 2008 a purported class action was filed against SICO, certain SICO officers and directors, and A. O. Smith in the Milwaukee County Circuit Court in the State of Wisconsin, alleging, among other things, that those officers and directors breached their fiduciary duties in connection with the proposed transaction. The complaint further alleges that A. O. Smith and SICO aided and abetted those alleged breaches of fiduciary duties.

On March 5, 2008, the A. O. Smith Special Committee met with Winston to discuss the proposed transaction with SICO. The A. O. Smith Special Committee expressed its belief that SICO should be responsible for any costs A. O. Smith incurs in considering the proposed transaction. At the meeting, Winston also discussed with the members of the A. O. Smith Special Committee their fiduciary duties as members thereof. Winston subsequently contacted Reinhart, on behalf of the A. O. Smith Special Committee, to request that SICO reimburse A. O. Smith for its expenses in connection with the transaction.

On March 13, 2008, after discussion among the SICO Special Committee and Reinhart, as well as SICO’s management, Reinhart contacted Winston on behalf of the SICO Special Committee and indicated that SICO would be willing to reimburse A. O. Smith for its expenses incurred in connection with the transaction up to $250,000.

On March 18, 2008, the A. O. Smith Special Committee met with and interviewed potential financial advisors to the A. O. Smith Special Committee, and at a meeting held on March 21, 2008, the A. O. Smith Special Committee decided to engage Morgan Stanley as its financial advisor with respect to the proposed transaction, subject to the negotiation of satisfactory engagement terms. After a period of negotiation, the A. O. Smith Special Committee entered into an engagement letter with Morgan Stanley on April 14, 2008.

On March 20, 2008, the A. O. Smith Special Committee proposed that SICO fully reimburse A. O. Smith for all of its reasonable expenses in connection with the transaction proposed by SICO. After a period of negotiation, SICO and A. O. Smith entered into a reimbursement agreement on April 11, 2008, whereby SICO agreed to reimburse A. O. Smith for all of its reasonable out-of-pocket fees, costs and expenses incurred in connection with the proposed transaction up to the time of the execution of a definitive agreement (with any reimbursement of expenses after the execution of a definitive agreement to be addressed in the definitive agreement).

On April 3, 2008, the A. O. Smith Special Committee met with Winston and Morgan Stanley to discuss the proposed transaction process. During the meeting, the A. O. Smith Special Committee reviewed and discussed a proposed timeline for the transaction. The A. O. Smith Special Committee also agreed that Mr. Greubel should set up an initial meeting with Bruce M. Smith, in his capacity as an individual stockholder of SICO, to discuss Mr. Smith’s perspective on the proposed transaction. During the meeting, the A. O. Smith Special Committee discussed with Winston and Morgan Stanley the legal, financial and accounting due diligence to be conducted by A. O. Smith on SICO, including the importance of understanding the potential liabilities of SICO and insulating A. O. Smith both structurally and contractually from such liabilities in any transaction.

Also at this meeting, Morgan Stanley discussed potential improvements in deal terms for A. O. Smith that the A. O. Smith Special Committee could pursue when negotiating with the SICO Special Committee the terms of the proposed transaction. The A. O. Smith Special Committee discussed in detail with Morgan Stanley and Winston these proposed transaction terms. The A. O. Smith Special Committee concluded that it would not adopt any formal position or negotiate with SICO at that time. Instead, the A. O. Smith Special Committee concluded that it should determine its negotiating position once additional due diligence had been conducted.

On April 10, 2008, Winston and Morgan Stanley participated in a conference call with Mr. Stern to discuss SICO and the legal due diligence process.

On April 15, 2008, at a meeting of the A. O. Smith board of directors (other than Bruce M. Smith and Mark D. Smith who recused themselves), Mr. Greubel provided a report to the board on the activities of the A. O. Smith Special Committee.

On April 15, 2008, Mr. Greubel, Winston and Morgan Stanley met with Bruce M. Smith and Latham to discuss the proposed transaction. Mr. Smith attended this meeting solely in his capacity as an individual stockholder of SICO to provide background for his views on the proposed transaction.

On April 23, 2008, SICO and the SICO Special Committee requested that the A. O. Smith Special Committee pass resolutions regarding DGCL Section 203 and the proposed transaction.

On April 24, 2008, A. O. Smith and SICO entered into a confidentiality agreement to facilitate A. O. Smith’s due diligence review of SICO. Shortly thereafter, A. O. Smith, in consultation with the advisors to the A. O. Smith Special Committee began conducting a due diligence review of SICO.

On May 5, 2008, as part of the due diligence process, Winston and Morgan Stanley met with Messrs. Jones and Stern and Terry M. Murphy, Executive Vice President and Chief Financial Officer of A. O. Smith, to discuss the perspective of A. O. Smith management on the proposed transaction and A. O. Smith’s business strategy.

On May 8, 2008, the A. O. Smith Special Committee engaged Crowe Chizek and Company LLC, which we refer to as “Crowe Chizek,” to conduct tax and financial due diligence on SICO and its subsidiaries.

Mr. Greubel and advisors to the A. O. Smith Special Committee met with Mr. Barr and advisors to the SICO Special Committee on May 20, 2008. The parties discussed the status of the due diligence review of SICO and the timing of a potential transaction. The parties did not negotiate the terms of any potential transaction at this time.

On May 30, 2008, the A. O. Smith Special Committee held a telephonic meeting to discuss the status of the due diligence process. Winston summarized the status of its legal due diligence review of SICO and Crowe Chizek’s tax and financial due diligence review of SICO. Winston also summarized for the A. O. Smith Special Committee the request by SICO and certain members of the Smith Family regarding the DGCL Section 203 resolutions. The A. O. Smith Special Committee agreed to consider the resolutions at its next meeting. The A. O. Smith Special Committee discussed with Morgan Stanley and Winston the timing for formulating a response to SICO’s proposal. The A. O. Smith Special Committee concluded that it would not respond to the SICO proposal until A. O. Smith had substantially completed its due diligence review of SICO. The A. O. Smith Special Committee instructed Morgan Stanley and Winston to further refine their analysis of potential improvements in deal terms for A. O. Smith discussed at the April 3,, 2008 meeting.

On June 10, 2008, Winston and Morgan Stanley met with Bruce M. Smith and Wesley A. Ulrich, Vice President, Chief Financial Officer, Secretary and Treasurer of SICO, as part of the due diligence process to discuss the business operations of SICO and its subsidiaries.

On June 13, 2008, the A. O. Smith Special Committee held a telephonic meeting to discuss the due diligence status and findings, the DGCL Section 203 resolutions and a proposed response to SICO’s proposal. Winston summarized the status of its legal due diligence review of SICO and gave a brief summary of potential issues that were a focus of the due diligence. The A. O. Smith Special Committee approved the DGCL Section 203 resolutions. The A. O. Smith Special Committee discussed with its advisors potential deal term improvements for A. O. Smith and a proposed response to SICO’s proposal.

On July 14, 2008, at a meeting of the A. O. Smith board of directors (other than Bruce M. Smith and Mark D. Smith, who recused themselves), Mr. Greubel provided a report to the board on the activities of the A. O. Smith Special Committee.

On July 18, 2008, the A. O Smith Special Committee held a telephonic meeting. At the meeting, Winston discussed with the A. O. Smith Special Committee its fiduciary duties in connection with the proposed transaction with SICO. Winston then discussed with the A. O. Smith Special Committee the legal due diligence review of SICO, which included a detailed explanation of the scope of the due diligence conducted and potential liabilities of SICO and its subsidiaries, including liabilities related to potential litigation and environmental issues. Crowe Chizek also reported its tax and financial due diligence findings to the A. O. Smith Special Committee. Next, Winston and Morgan Stanley discussed with the A. O. Smith Special Committee a proposed response to SICO’s proposal, including the potential improvements for A. O. Smith in deal terms that the A. O. Smith Special Committee could pursue based on the due diligence completed to date. The A. O. Smith Special Committee instructed Morgan Stanley and Winston to finalize the proposed response to SICO, consistent with the discussions at the meeting, which Mr. Greubel would deliver to the SICO Special Committee.

On July 23, 2008, Mr. Greubel, Winston and Morgan Stanley met with the SICO Special Committee and Reinhart in Milwaukee, Wisconsin to present the response of the A. O. Smith Special Committee to the SICO proposal made on February 2, 2008. The response of the A. O. Smith Special Committee included, among other things, that the transaction terms provide for the following:

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a 5% discount to reduce the exchange ratio in the merger to 0.95 new shares of A. O. Smith Class A common stock and A. O. Smith common stock for each share of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO;

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an amendment to the A. O. Smith Existing Charter to provide for the automatic conversion to A. O. Smith common stock of any shares of A. O. Smith Class A common stock that are transferred to an unaffiliated third party;

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an amendment to the A. O. Smith Existing Charter to add a provision for all of the outstanding A. O. Smith Class A common stock to convert automatically to A. O. Smith common stock if the outstanding A. O. Smith Class A common stock represents less than 15% of the total outstanding A. O. Smith Class A common stock and A. O. Smith common stock;

•	an amendment to the A. O. Smith Existing Charter to provide the holders of A. O. Smith common stock with the right to elect one additional member of the A. O. Smith board of directors;

•	a right of first refusal to A. O. Smith if members of the Smith Family propose to transfer 33% or more of their A. O. Smith Class A common stock in a single transaction;

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a requirement that members of the Smith Family agree for a period of five-years not to enter into agreements or arrangements relating to the shares of A. O. Smith Class A common stock and A. O. Smith common stock to be issued in the merger to such members of the Smith Family without the advance approval of the independent members of the A. O. Smith board of directors;

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indemnification of A. O. Smith for liabilities related to the historical operation of SICO and any litigation or transaction expenses, with such indemnification to be supported by an escrow of 10% of the new shares of A. O. Smith Class A common stock and A. O. Smith common stock to be issued to SICO’s stockholders in the merger and by personal indemnification from certain members of the Smith Family; and

•	that the merger be approved by a majority of the A. O. Smith Unaffiliated Stockholders, voting separately on the merger.

During the presentation, the parties discussed each issue raised in the A. O. Smith Special Committee’s response. The meeting concluded with Mr. Barr indicating that the SICO Special Committee would need to further review and discuss the A. O. Smith Special Committee’s requests before providing a response.

In the morning of July 24, 2008, Morgan Stanley and Mr. Barr held a conference call to further discuss the A. O. Smith Special Committee’s response to the SICO proposal. Later that day, the A. O. Smith Special Committee met telephonically with representatives of Winston, Morgan Stanley and Abrams & Laster to discuss the previous day’s meeting with the SICO Special Committee.

On August 19, 2008, certain members of the Smith Family filed a Schedule 13D with the SEC to report that they had determined to jointly engage in discussions with other stockholders of SICO, the SICO Special Committee and potentially A. O. Smith and the A. O. Smith Special Committee regarding the proposed transaction. These members of the Smith Family appointed Arthur O. Smith and Bruce M. Smith as their representatives and Quarles as their legal counsel.

During the period from July 24, 2008 through September 3, 2008, Reinhart consulted with the members of the SICO Special Committee regarding the A. O. Smith Special Committee’s July 23, 2008 requests and the terms of a response to the A. O. Smith Special Committee. Reinhart also consulted with Quarles to discuss the position of the representatives of the members of the Smith Family represented by Quarles, particularly with respect to the requests made by the A. O. Smith Special Committee that were directed to the Smith Family.

On September 3, 2008, the SICO Special Committee provided the following response to the A. O. Smith Special Committee’s July 23, 2008 requests:

•	the SICO Special Committee was unwilling to accept a discount in the exchange ratio;

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the SICO Special Committee was willing to accept an amendment to the A. O. Smith Existing Charter to provide for the automatic conversion to A. O. Smith common stock of any shares of A. O. Smith Class A common stock that are transferred to an unaffiliated third party;

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the SICO Special Committee was willing to accept an amendment to the A. O. Smith Existing Charter to add a provision for all of the outstanding A. O. Smith Class A common stock to convert automatically to A. O. Smith common stock provided that the threshold was 7% of the total outstanding A. O. Smith Class A common stock and A. O. Smith common stock rather than the 15% requested by the A. O. Smith Special Committee;

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the SICO Special Committee was willing to accept an amendment to the A. O. Smith Existing Charter to provide the holders of the A. O. Smith common stock with the right to elect one additional member of the A. O. Smith board of directors;

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representatives of certain members of the Smith Family were unwilling to accept granting a right of first refusal to A. O. Smith if members of the Smith Family propose to transfer 33% or more of their A. O. Smith Class A common stock in a single transaction;

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representatives of certain members of the Smith Family were unwilling to agree for a period of five-years not to enter into agreements or arrangements relating to shares of A. O. Smith stock to be issued in the merger to members of the Smith Family, but they may be willing to discuss more limited restrictions on arrangements with third parties unrelated to SICO stockholders;

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the SICO Special Committee was willing to provide for indemnification of A. O. Smith for liabilities related to the historical operation of SICO and any litigation or transaction expenses, with such indemnification to be limited to a two year survival period and a $10 million cap, but with no escrow of shares;

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representatives of members of the Smith Family holding a majority of the outstanding shares of SICO common stock were unwilling to accept the request for personal indemnification from members of the Smith Family; and

•	the SICO Special Committee believed the requirement that the merger be approved by a majority of the A. O. Smith Unaffiliated Stockholders, voting separately on the merger, was unnecessary.

At a telephonic meeting of the A. O. Smith Special Committee held on September 4, 2008, Winston and Morgan Stanley summarized the response received on September 3, 2008 from the SICO Special Committee. The A. O. Smith Special Committee expressed its general acceptance of the provisions regarding the conversion of A. O. Smith Class A common stock into A. O. Smith common stock upon transfer to unaffiliated third parties and agreed that it would not continue to insist that certain SICO stockholders grant A. O. Smith a right of first refusal with respect to certain transfers of their shares of A. O. Smith. The A. O. Smith Special Committee and its advisors then discussed the SICO Special Committee’s response that a discount in the exchange ratio was not acceptable. The A. O. Smith Special Committee and its advisors articulated numerous reasons why they believed a discount in the exchange ratio was appropriate and the A. O. Smith Special Committee concluded that it was not willing to recommend a transaction that did not include a discount in the exchange ratio. However, the A. O. Smith Special Committee indicated that it was willing to consider a discount of less than 5%. The A. O. Smith Special Committee also continued to believe that the merger should be approved by a majority of the A. O. Smith Unaffiliated Stockholders, voting separately on the merger.

The A. O. Smith Special Committee also stated that it believed the threshold at which all A. O. Smith Class A common stock should automatically convert into A. O. Smith common stock should be increased from SICO’s proposed 7% of the total outstanding A. O. Smith Class A common stock and A. O. Smith common stock to somewhere in the range of 10% and 12%. Finally, the A. O. Smith Special Committee concluded that it was important to have an escrow of shares to provide a source of recourse for any indemnification claims. The A. O. Smith Special Committee determined that it would not continue to insist upon direct indemnification from certain members of the Smith Family.

On September 15, 2008, the A. O. Smith Special Committee held a telephonic meeting with Winston and Morgan Stanley to discuss a response to the SICO Special Committee. The A. O. Smith Special Committee authorized Winston and Morgan and Stanley to negotiate open transaction issues with the advisors to SICO and the SICO Special Committee consistent with the positions articulated at the September 4th meeting.

The advisors to the A. O. Smith Special Committee, including representatives from Winston, Morgan Stanley and Abrams & Laster, and advisors to SICO and the SICO Special Committee, including representatives from Reinhart and Latham, met at the offices of Winston on October 2, 2008 to discuss the open transaction issues. The parties discussed the exchange ratio discount and Reinhart indicated that the SICO Special Committee would be willing to consider a discount in the exchange ratio of approximately 1%, but not a 5% discount, and that the SICO Special Committee would not be willing to accept a separate vote on the merger by the A. O. Smith Unaffiliated Stockholders. The advisors to the A. O. Smith Special Committee, as authorized by the A. O. Smith Special Committee, responded that a 3% discount would be acceptable to the A. O. Smith Special Committee. However, the advisors to the A. O. Smith Special Committee did not agree to withdraw its request for a separate vote on the merger by the A. O. Smith Unaffiliated Stockholders. Reinhart agreed to take this response to the SICO Special Committee for its review. Latham then conveyed its understanding that certain members of the Smith Family were willing to consider certain restrictions relating to the shares of A. O. Smith Class A common stock and A. O. Smith common stock that they would receive in the merger, and Winston conveyed that the A. O. Smith Special Committee was withdrawing its proposals for members of the Smith Family to be subject to a right of first refusal and to provide personal indemnification for liabilities relating to SICO’s historical operations. After discussing the other remaining issues, the advisors to SICO and the SICO Special Committee agreed to an escrow of shares with a value of $15,000,000 to provide a source of recourse for any indemnification claims, including for any liabilities associated with SICO’s spun-off operating subsidiaries. The advisors to SICO and the SICO Special Committee also agreed that SpinCo would provide indemnification from any such liabilities. The advisors to the A. O. Smith Special Committee agreed that a portion of the A. O. Smith shares would be released from escrow upon the resolution of any transaction litigation. Reinhart informed Winston and Morgan Stanley that the SICO Special Committee was willing to accept a threshold for the automatic conversion of all A. O. Smith Class A common stock of 7.5%.

The A. O. Smith Special Committee held a telephonic meeting on October 7, 2008 to discuss the October 2nd meeting. Morgan Stanley reported that the advisors had made progress on the outstanding issues but they were still unable to reach agreement on a number of key issues, including the exchange ratio discount, the percentage threshold below which all A. O. Smith Class A common stock would convert into A. O Smith common stock and the separate vote on the merger by the A. O. Smith Unaffiliated Stockholders.

On October 8, 2008, the members of the SICO Special Committee participated in a teleconference with Reinhart, Latham and Quarles to review the October 2nd meeting and the status of the outstanding issues. The members of the SICO Special Committee subsequently authorized Reinhart to offer a 1% exchange ratio discount and to continue to request a threshold of 7.5% for the conversion of the A. O. Smith Class A common stock and that the A. O. Smith Special Committee withdraw its request for a separate vote of the A. O. Smith Unaffiliated Stockholders.

On October 13, 2008, at a meeting of the A. O. Smith board of directors (other than Bruce M. Smith and Mark D. Smith who recused themselves), Mr. Greubel provided a report to the board on the activities of the A. O. Smith Special Committee regarding the ongoing negotiations with SICO.

During the next week, the advisors to the A. O. Smith Special Committee and the SICO Special Committee participated in a series of telephone calls regarding the remaining issues. Following these discussions, Winston and Morgan Stanley participated in a telephonic meeting with the A. O. Smith Special Committee on October 15, 2008, to update the A. O. Smith Special Committee on the status of their discussions with the advisors to the SICO Special Committee. Morgan Stanley reported that the SICO Special Committee had offered an exchange ratio discount of 1%, continued to request an A. O. Smith Class A common stock conversion threshold of 7.5% and continued to ask that the A. O. Smith Special Committee withdraw its request for a separate vote of the A. O. Smith Unaffiliated Stockholders. The A. O. Smith Special Committee discussed the terms in detail with its advisors and stressed the importance to A. O. Smith of obtaining a larger exchange ratio discount. The A. O. Smith Special Committee then authorized Winston and Morgan Stanley to contact the advisors to the SICO Special Committee and offer an exchange ratio discount of 2.25% and a conversion threshold of 8%. This offer was conveyed to the SICO Special Committee on October 22, 2008.

On October 22, 2008 and again on October 27, 2008, Reinhart consulted with the members of the SICO Special Committee regarding the A O. Smith Special Committee’s October 22, 2008 offer.

On October 27, 2008, Reinhart called Winston to inform them that the SICO Special Committee was willing to accept an exchange ratio discount of 1.25% provided that A. O. Smith withdraw its request for a separate vote on the merger by a majority of the A. O. Smith Unaffiliated Stockholders. Reinhart also conveyed that the SICO Special Committee was agreeable to an A. O. Smith Class A common stock conversion threshold of 8%. The A. O. Smith Special Committee met telephonically on October 30, 2008 to discuss the status of the negotiations, including the suggested exchange ratio discount of 1.25%. The A. O. Smith Special Committee did not agree to the SICO Special Committee’s offer of a 1.25% exchange ratio discount. However, the A. O. Smith Special Committee authorized Winston to begin negotiating the Merger Agreement and related transaction documents with Reinhart and Latham, in order to assess any other issues that might exist.

The parties held a meeting at the offices of A. O. Smith on November 5, 2008 to discuss a proposed timetable for negotiating the Merger Agreement and related transaction documents. On November 7, 2008, Reinhart distributed a draft of the Merger Agreement and Winston, Latham and Quarles distributed drafts of other transaction documents, including the support agreements, the escrow agreement, the A. O. Smith Amended Charter and the stockholder agreement for certain members of the Smith Family. Between November 7, 2008 and December 8, 2008, the parties negotiated the terms of the definitive agreements for the transaction.

On November 21, 2008, the A. O. Smith Special Committee held a telephonic meeting with Winston and Morgan Stanley to discuss the status of the transaction and the remaining open issues and to review the transaction documents.

On November 26, 2008, Winston distributed drafts of the Merger Agreement and the related transaction documents to the A. O. Smith board of directors.

On December 1, 2008, Winston and Morgan Stanley met with Messrs. Jones, Murphy and Stern in Milwaukee, Wisconsin to discuss their due diligence findings and the status of the negotiations with SICO and the SICO Special Committee.

On December 1, 2008, the SICO Special Committee held a telephonic meeting with Reinhart and Duff & Phelps to discuss the status of the transaction and the remaining open issues.

On December 5, 2008, the SICO Special Committee held a meeting at Reinhart’s offices with its legal and financial advisors. The SICO Special Committee reviewed the open issues in the Merger Agreement and other transaction documents. Reinhart reviewed with the SICO Special Committee its role and authority in connection with the proposed transaction. Duff & Phelps made a presentation regarding its analysis and form of opinion regarding the fairness, from a financial point of view, of the merger consideration to the SICO Unaffiliated Stockholders, assuming an exchange ratio discount of 1.25%, and responded to questions from members of the SICO Special Committee with respect to the information reviewed and the transaction. After the conclusion of the SICO Special Committee meeting, the SICO board of directors held a meeting at Reinhart’s offices to review the terms of the proposed transaction and the Merger Agreement and other transaction documents. Latham also reviewed with the SICO board of directors its fiduciary duties in connection with the transaction, the terms and structure of the proposed transaction and the Merger Agreement and other transaction documents.

On December 5, 2008, representatives from Winston and Reinhart discussed telephonically a possible resolution to the issues of the exchange ratio discount and the separate vote of the A. O. Smith Unaffiliated Stockholders. Winston and Reinhart each agreed to discuss a possible compromise with the respective special committees that in exchange for an exchange ratio discount of 1.5%, the A. O. Smith Special Committee would not require that the merger be approved by a separate vote of the A. O. Smith Unaffiliated Stockholders.

Later that day, the A. O. Smith Special Committee held a telephonic meeting with its legal and financial advisors to discuss and review in detail the negotiated terms of the Merger Agreement and other transaction documents. Winston described to the A. O. Smith Special Committee the suggested compromise on the exchange ratio discount and the separate vote of the A. O. Smith Unaffiliated Stockholders. After discussion the A. O. Smith Special Committee concluded that it was in the best interests of the A. O. Smith Unaffiliated Stockholders to forego a separate vote on the merger by the A. O. Smith Unaffiliated Stockholders in exchange for a 1.5% discount in the exchange ratio.

At this meeting, Morgan Stanley made a presentation regarding its preliminary analysis of the merger and responded to questions from members of the A. O. Smith Special Committee with respect to its presentation. During this discussion Morgan Stanley communicated that, assuming a 1.5% discount in the exchange ratio and the other financial terms of the merger that were discussed by the A. O. Smith Special Committee, Morgan Stanley would expect to be able to deliver an opinion that the exchange ratio was fair from a financial point of view to A. O. Smith.

After considering, among other things, the factors described below under “A. O. Smith’s Reasons for the Merger; Recommendations of the A. O. Smith Special Committee and the A. O. Smith Board of Directors,” and the financial analyses and presentation of Morgan Stanley, the A. O. Smith Special Committee determined that the Merger Agreement, reflecting a 1.5% discount in the exchange ratio, and the other transaction documents are advisable, substantively and procedurally fair to, and in the best interests of A. O. Smith and the A. O. Smith Unaffiliated Stockholders and unanimously recommended that the board of directors of A. O. Smith adopt, authorize and declare advisable the Merger Agreement, the merger and the transactions contemplated thereby.

On December 5, 2008, Winston and Morgan Stanley had a call with Mr. Ulrich and Reinhart to update due diligence regarding the operations of SICO and its subsidiaries since July 2008.

Between December 5, 2008 and December 8, 2008, the advisors to the A. O. Smith Special Committee, the SICO Special Committee and SICO finalized the Merger Agreement and other transaction documents.

On December 8, 2008, Reinhart held a teleconference with Bruce M. Smith and Arthur O. Smith, the representatives of the members of the Smith Family, who collectively own more than 50% of the outstanding shares of SICO common stock, and Quarles. During this call, the representatives confirmed on behalf of these members of the Smith Family that they would support the proposed transaction with A. O. Smith and that they would not support any alternative transaction that resulted in a sale of SICO or eliminated or limited A. O. Smith’s dual class voting structure.

In the afternoon of December 8, 2008, the A. O. Smith board of directors held a meeting in Milwaukee, Wisconsin. Directors Bruce M. Smith and Mark D. Smith, being members of the Smith Family, recused themselves and did not attend the meeting. Mr. Jones requested that Mr. Greubel, Chairman of the A. O. Smith Special Committee, provide the report of the A. O. Smith Special Committee to the board for its consideration. Mr. Greubel discussed the objectives of the negotiations and the extensive process that the A. O. Smith Special Committee went through. He also provided the A. O. Smith board of directors with a history of the negotiations. Mr. Greubel then discussed the reasons for the transaction from the perspective of A. O. Smith. Mr. Greubel stated that he would provide the recommendation of the A. O. Smith Special Committee after a representative from Winston summarized the proposed transaction and reviewed the agreements with the board.

Winston discussed with the A. O. Smith board of directors the legal standards for the transaction under Delaware law and the fiduciary duties of the directors in considering the proposed transaction. Winston also discussed with the A. O. Smith board of directors the lawsuit that had been filed against SICO and its directors and officers, and A. O. Smith. Winston reviewed in detail the terms of the Merger Agreement and related documents and responded to questions from the directors. Winston also discussed its due diligence findings with the A. O. Smith board of directors and responded to questions about potential liabilities of SICO.

Morgan Stanley next made a presentation regarding its analysis of the transaction and responded to questions from directors with respect to its presentation. Morgan Stanley then subsequently rendered its oral opinion to the A. O. Smith Special Committee and the A. O. Smith board of directors, which opinion subsequently was confirmed in a written opinion dated December 9, 2008, to the effect that as of such date and based upon and subject to the various considerations set forth in the written opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to A. O. Smith. Following Morgan Stanley’s presentation, the A. O. Smith board of directors discussed the proposed transaction. Mr. Greubel then reported to the board of directors that the A. O. Smith Special Committee unanimously (a) determined that the Merger Agreement, the ancillary agreements and the transactions contemplated by those agreements, including the merger, are advisable and substantively and procedurally fair to, and in the best interests of, A. O. Smith and the A. O. Smith Unaffiliated Stockholders, (b) recommended that the A. O. Smith board of directors approve and adopt the Merger Agreement, the ancillary agreements and the related transactions, including the merger and (c) recommended that the A. O. Smith Unaffiliated Stockholders approve the Merger Agreement. The A. O. Smith Special Committee then reaffirmed these recommendations. Mr. Jones then requested that the A. O. Smith board of directors consider the proposed transaction and reflect on the presentations, and he adjourned the meeting until the morning of December 9, 2008.

On the morning of December 9, 2008, the A. O. Smith board of directors held a meeting in Milwaukee, Wisconsin. Bruce M. Smith and Mark D. Smith recused themselves and did not attend the portion of the meeting dealing with the SICO proposal. After considering, among other things, the factors described below under “—Reasons for the Merger; Recommendation of the A. O. Smith Special Committee and the A. O. Smith Board of Directors,” the advice of their legal advisor, Winston, the financial analyses and opinion of Morgan Stanley to the A. O. Smith Special Committee and the A. O. Smith board of directors to the effect that as of December 9, 2008 and based upon and subject to the various considerations set forth in its written opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to A. O. Smith, and the recommendation of the A. O. Smith Special Committee, the A. O. Smith directors (other than Bruce M. Smith and Mark D. Smith who recused themselves and did not attend the meeting) determined that the Merger Agreement and merger are advisable and substantively and procedurally fair to, and in the best interests of, A. O. Smith and its stockholders (including the A. O. Smith Unaffiliated Stockholders) and adopted resolutions approving the Merger Agreement and the transactions contemplated thereby and recommending that the A. O. Smith stockholders adopt the Merger Agreement, adopt the A. O. Smith Amended Charter and approve the Stock Issuance.

On December 9, 2008, the SICO Special Committee held a meeting by teleconference with representatives of Reinhart and Duff & Phelps attending. Reinhart updated the SICO Special Committee on the proposed resolution of the open issues on the transaction, including the compromise for a discount of 1.5% in the exchange ratio. Representatives from Duff & Phelps made a presentation to the SICO Special Committee to cover the changes from its December 5 presentation, including the effect of the discount of 1.5% in the exchange ratio. At the conclusion of its presentation, Duff & Phelps delivered an oral opinion, confirmed in writing by an opinion dated December 9, 2008, that the consideration to be received by the SICO Unaffiliated Stockholders pursuant to the Merger Agreement, as of the date of the opinion and based upon and subject to the assumptions, limitations, qualifications and factors contained therein, is fair, from a financial point of view, to the SICO Unaffiliated Stockholders. The full text of this written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with this opinion, is attached as Annex I to this joint proxy statement/prospectus. After further discussion and evaluation of the terms and conditions of the Merger Agreement, and after considering, among other things, the factors described below under “—SICO’s Reasons for the Merger; Recommendations of the SICO Special Committee and the SICO Board of Directors,” the SICO Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and procedurally and substantively fair to, and in the best interests of, SICO and the SICO Unaffiliated Stockholders, and unanimously recommended that SICO board of directors authorize, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the merger.

Following the meeting of the SICO Special Committee, the SICO board of directors held a meeting on December 9, 2008 by teleconference with representatives of Duff & Phelps, Latham and Reinhart attending. Latham updated the SICO board of directors on the resolution of the open issues on the transaction and corresponding changes to the Merger Agreement. Representatives from Duff & Phelps made a presentation to the SICO board of directors, and responded to questions from members of the SICO board of directors with respect to the information reviewed and the transaction. Duff & Phelps informed the SICO board of directors that it had previously delivered its opinion to the SICO Special Committee and that the members of the SICO board of directors are entitled to rely on that opinion. The SICO Special Committee then reported to the SICO board of directors as to the SICO Special Committee’s recommendation in favor of the Merger Agreement and the transactions contemplated thereby, including the merger. After further discussion and evaluation of the terms and conditions of the Merger Agreement, and after considering, among other things, the factors described below under “—SICO’s Reasons for the Merger; Recommendations of the SICO Special Committee and the SICO Board of Directors,” the SICO board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and procedurally and substantively fair to, and in the best interests of, the stockholders of SICO, and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the merger.

Later in the day on December 9, 2008, A. O. Smith, MergerCo, SICO and SpinCo executed and delivered the Merger Agreement, SICO and A. O. Smith executed a support agreement, and SICO, A. O. Smith and certain members of the Smith Family executed a support agreement. A. O. Smith and certain members of the Smith Family also executed the stockholder agreement. On December 9, 2008, A. O. Smith and SICO issued a joint press release publicly announcing the signing of the Merger Agreement and related transaction documents.

A. O. Smith’s Reasons for the Merger; Recommendations of the A. O. Smith Special Committee and A. O. Smith Board of Directors

The A. O. Smith Special Committee, consisting solely of independent and disinterested directors, and acting with the advice and assistance of its independent financial and legal advisors, evaluated and negotiated the terms of the merger, including the terms and conditions of the Merger Agreement. On December 5, 2008, the A. O. Smith Special Committee unanimously determined that the merger, the terms of the Merger Agreement and the transactions contemplated thereby are advisable and substantively and procedurally fair to, and in the best interests of A. O. Smith and the A. O. Smith Unaffiliated Stockholders, recommended that the A. O. Smith board of directors adopt, authorize and declare advisable the merger, Merger Agreement and the other transactions contemplated by the Merger Agreement and recommended that the A. O. Smith Unaffiliated Stockholders adopt the Merger Agreement. The A. O. Smith Special Committee reaffirmed its recommendations on December 8, 2008. On December 9, 2008, at a meeting of the A. O. Smith board of directors, after hearing and considering the A. O. Smith Special Committee’s recommendation, the A. O. Smith board of directors (other than Mr. Bruce M. Smith and Mr. Mark D. Smith who recused themselves and did not attend the meeting) determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are advisable and substantively and procedurally fair to, and in the best interests of, A. O. Smith and its stockholders (including the A. O. Smith Unaffiliated Stockholders) and approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

The A. O. Smith Special Committee recommends that the A. O. Smith Unaffiliated Stockholders vote “FOR” the proposal to adopt the Merger Agreement. The A. O. Smith board of directors recommends that A. O. Smith stockholders vote “FOR” the proposal to adopt the Merger Agreement, “FOR” the proposal to adopt the A. O. Smith Amended Charter and “FOR” the proposal to approve the Stock Issuance.

In the course of reaching their determination, the A. O. Smith Special Committee and the A. O. Smith board of directors considered the following factors and potential benefits of the merger, each of which they believed supported their decision and provided assurance of the substantive fairness of the merger to A. O. Smith’s stockholders (including the A. O. Smith Unaffiliated Stockholders):

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the fact that the exchange ratio in the Merger Agreement reflects a discount of 1.5%, such that the merger will result in the SICO stockholders receiving, in the aggregate, 98.5% of the total number of shares of each of the A. O. Smith Class A common stock and A. O. Smith common stock held by SICO prior to the effective time of the merger, subject to the treatment of Escrow Shares, fractional shares and dissenting shares described in this joint proxy statement/prospectus;

•

the fact that the value of the shares of A. O. Smith Class A common stock and A. O. Smith common stock reflected in this discount (assuming a one for one conversion of the A. O. Smith Class A common stock into A. O. Smith common stock) was $4.6 million, based on the closing price of $31.81 of the A. O. Smith common stock on the NYSE on December 8, 2008, the last full trading day prior to the execution of the Merger Agreement;

•

the fact that the discount reflected in the exchange ratio is fixed at 1.5% of the total number of A. O. Smith shares held by SICO, such that if the price of A. O. Smith Class A common stock and A. O. Smith common stock increases, the dollar amount of benefit from this discount to the A. O. Smith Unaffiliated Stockholders also increases;

•

the fact that SICO stockholders will have a more efficient tax position, will own A. O. Smith shares directly and can sell the shares as needed, all of which will enable them to act in the interests of the other long-term A. O. Smith stockholders;

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the fact that the ability of SICO stockholders to sell their A. O. Smith shares could provide greater long-term liquidity for the A. O. Smith common stock since the A. O. Smith Class A common stock will convert into A. O. Smith common stock upon any public sale of A. O. Smith Class A common stock;

•

the fact that amendments to the A. O. Smith Existing Charter contemplated by the transaction reduces substantially the possibility that holders of A. O. Smith Class A common stock could obtain a theoretical control premium on a sale of those shares, and may ultimately result in the elimination of the dual class voting structure at A. O. Smith;

•	the fact that A. O. Smith Class A common stock will automatically convert into A. O. Smith common stock if the total number of outstanding shares of A. O. Smith Class A common stock falls below

2,397,976 shares, which is approximately 8% of the combined outstanding A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement, which may ultimately prevent holders of shares representing a disproportionately small economic interest in A. O. Smith from controlling A. O. Smith;

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the fact that holders of A. O. Smith Class A common stock may no longer transfer their stock to non-Smith Family unaffiliated third parties without the shares automatically converting to A. O. Smith common stock, which is expected to disperse voting control to the holders of A. O. Smith common stock over time;

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the belief that the revised and improved corporate governance structure reaffirms the A. O. Smith board of directors’ commitment to making decisions in the best interests of all stockholders, which is expected to increase the confidence of public stockholders in A. O. Smith;

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the belief that the revised corporate governance structure allows the Smith Family to continue its long-standing and strong commitment to A. O. Smith and enables A. O. Smith’s management to continue making decisions for the long-term best interests of A. O. Smith and all of its stockholders;

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the fact that holders of A. O. Smith common stock will be entitled to elect 33-1/3% of the members of the A. O. Smith board of directors, which is an increase from their current right to elect 25% of the members;

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the fact that certain members of the Smith Family will agree to certain restrictions in the stockholder agreement which provide the A. O. Smith board of directors the right to approve certain actions these members of the Smith Family could take or propose to the possible disadvantage of the other stockholders, such as a going-private transaction;

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the fact that the A. O. Smith Special Committee and its legal and financial advisors conducted arm’s length negotiations with the SICO Special Committee and its legal and financial advisors regarding the terms of the merger, and the belief of the A. O. Smith Special Committee and the A. O. Smith board of directors that the terms of the merger are as favorable to A. O. Smith and the A. O. Smith Unaffiliated Stockholders as could reasonably be attained under the circumstances;

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the results of business, legal and financial due diligence investigations of SICO and its subsidiaries conducted by A. O. Smith’s management and legal and financial advisors, and the resulting conclusions by the parties conducting the due diligence investigations;

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the fact that A. O. Smith and its subsidiaries are indemnified by SpinCo and from the escrow, for substantially all liabilities relating to or arising from the operation of SICO’s operating businesses prior to the merger;

•	the fact that A. O. Smith will be reimbursed by SICO for substantially all of its fees and expenses incurred in connection with the transaction;

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the financial analysis presented by Morgan Stanley, independent financial advisor to the A. O. Smith Special Committee, and its oral opinion, rendered on December 8, 2008, which opinion subsequently was confirmed in a written opinion dated December 9, 2008, to the A. O. Smith Special Committee and the A. O. Smith board of directors, to the effect that as of such date and based upon and subject to the various considerations set forth in the written opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to A. O. Smith (see the sections entitled “—Opinion of Morgan Stanley, Financial Advisor to the A. O. Smith Special Committee,” beginning on page 69);

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the fact that shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO representing approximately 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class, have agreed to vote in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (see “Agreements Relating to the Merger—SICO Support Agreement” beginning on page 105);

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the fact that shares of SICO common stock representing approximately 52.7% of the voting power of the total outstanding shares of SICO common stock have agreed to vote in favor of the approval of the Merger Agreement (see “Agreements Relating to the Merger—Smith Family Support Agreement” beginning on page 105); and

•	the belief that the terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, are reasonable.

The A. O. Smith Special Committee and the A. O. Smith board of directors also considered a number of factors relating to the procedural safeguards involved in the negotiation of the merger, including those discussed below, each of which they believed supported their decision and provided assurance of the substantive and procedural fairness of the merger to A. O. Smith’s stockholders (including the A. O. Smith Unaffiliated Stockholders):

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the fact that A. O. Smith’s board of directors established a special committee of independent and disinterested directors, consisting solely of directors who are not officers, employees or affiliated in any way (other than in their capacities as directors of A. O. Smith) with A. O. Smith, SICO or the Smith Family to review, evaluate and negotiate proposals made by SICO with respect to a potential transaction;

•

the fact that the terms and conditions of the Merger Agreement resulted from extensive negotiations between the A. O. Smith Special Committee and its advisors and the SICO Special Committee, SICO and their respective advisors;

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the fact that, subject to compliance with the terms and conditions of the Merger Agreement, if there is a material intervening event, the A. O. Smith board of directors is permitted, prior to the adoption of the Merger Agreement by its stockholders, to change its recommendation; and

•

receipt of the written opinion of Morgan Stanley delivered on December 9, 2008 to the A. O. Smith Special Committee and the A. O. Smith board of directors to the effect that as of the date of such opinion and based upon and subject to the various considerations set forth in the written opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to A. O. Smith.

In addition to the factors described above, the A. O. Smith Special Committee and the A. O. Smith board of directors identified and considered a variety of risks and potentially negative factors in its deliberations concerning the merger, including:

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the fact that the discount reflected in the exchange ratio is fixed at 1.5% of the total number of A. O. Smith shares held by SICO, such that if the price of A. O. Smith Class A common stock and A. O. Smith common stock decreases, the dollar amount of benefit from this discount to the A. O. Smith Unaffiliated Stockholders also decreases;

•

the possibility that the merger might not be completed as a result of the failure of one or more conditions to the merger, or that completion of the merger might be unduly delayed or subject to adverse conditions that may be imposed by governmental authorities;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the fact that the Smith Family members who enter into the voting trust agreement may have significant influence over the management of A. O. Smith;

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the fact that A. O. Smith is required to submit the approval of the merger to a vote of its stockholders even if the A. O. Smith board of directors withdraws or modifies its recommendation to vote in favor of the merger;

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the interests that certain directors of A. O. Smith may have with respect to the merger in addition to their interests as A. O. Smith stockholders generally, as described in the section entitled “—Interests of A. O. Smith Executive Officers and Directors in the Merger” beginning on page 79;

•

the fact that non-SICO holders of A. O. Smith Class A common stock will lose the right they currently have to freely transfer their A. O. Smith Class A common stock without the shares converting to A. O. Smith common stock upon transfer;

•	the fact that non-SICO holders of A. O. Smith Class A common stock will have the right to elect fewer directors than they were able to elect prior to the transaction;

•	the fact that the price of A. O. Smith Class A common stock and A. O. Smith common stock may decline if SICO stockholders sell the shares they receive in the merger;

•	the fact that the approval of the merger will not be submitted to a separate vote of the A. O. Smith Unaffiliated Stockholders;

•

the litigation proceedings filed in the Milwaukee County Circuit Court in the State of Wisconsin in connection with the Merger and related transactions, as described in the section entitled “—Legal Proceedings Regarding the Merger” beginning on page 84;

•	the risk that SpinCo could become unable to satisfy its indemnification obligations under the Merger Agreement;

•	the risk that the escrow fund may be insufficient to satisfy all indemnification claims of A. O. Smith and other indemnified parties; and

•	the various other risks associated with the merger set forth under the section entitled “Risk Factors” beginning on page 29.

After considering these factors, the A. O. Smith Special Committee and the A. O. Smith board of directors concluded that on balance the potential benefits of the merger to A. O. Smith and its stockholders outweighed the potential negative factors. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the A. O. Smith Special Committee and the A. O. Smith board of directors did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered in reaching their determination. Rather, the A. O. Smith Special Committee and the A. O. Smith board of directors made their recommendations based on the totality of information presented to, and the investigation conducted by or at the direction of, the A. O. Smith Special Committee and the A. O. Smith board of directors. In addition, individual directors may have given different weight to different information and factors. This explanation of A. O. Smith’s reasons for recommending the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements” beginning on page 36.

In considering the recommendation of the A. O. Smith board of directors with respect to the merger, you should be aware that certain members of the A. O. Smith board of directors have certain interests in the merger that are different from, or are in addition to, the interests of A. O. Smith’s stockholders generally and which create conflicts of interest. In addition, certain of the directors of A. O. Smith will receive benefits in connection with the merger that are not available to A. O. Smith stockholders generally. For a more complete description of these interests and benefits, see “—Interests of A. O. Smith Executive Officers and Directors in the Merger” beginning on page 79 of this joint proxy statement/prospectus.

SICO’s Reasons for the Merger; Recommendations of the SICO Special Committee and SICO Board of Directors

On December 9, 2008, the SICO Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and procedurally and substantively fair to, and in the best interests of, SICO and the SICO Unaffiliated Stockholders, and recommended that the SICO board of directors authorize, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the merger. The SICO Special Committee unanimously recommends that the SICO Unaffiliated Stockholders vote “FOR” the approval the Merger Agreement at the special meeting of the SICO stockholders.

On December 9, 2008, the SICO board of directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the merger, and determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable and procedurally and substantively fair to, and in the best interests of, SICO and the SICO stockholders, including the SICO Unaffiliated Stockholders. The SICO board of directors unanimously recommends that the SICO stockholders vote “FOR” the approval of the Merger Agreement at the special meeting of the SICO stockholders.

The SICO Special Committee and the SICO board of directors, in reaching their respective recommendations with respect to the Merger Agreement, considered a number of factors, including the material factors discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with their evaluation of the Merger Agreement and the transactions contemplated thereby, including the Merger, neither the SICO Special Committee nor the SICO board of directors considered it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its recommendation. The SICO Special Committee and the SICO board of directors viewed their respective recommendations as being based on the totality of the information presented, and the factors they considered. In addition, individual members of the SICO Special Committee or the SICO board of directors, in making their decisions, may have given different weight to different information and factors. This explanation of SICO’s reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “—Forward Looking Statements” beginning on page 36.

In arriving at its determination, the SICO Special Committee consulted with the independent legal and financial advisors to the SICO Special Committee, as well as SICO’s management, legal advisors and other representatives. In arriving at its determination, the SICO board of directors separately consulted with the SICO Special Committee, SICO’s management, legal advisors and other representatives, as well as the independent financial advisor to the SICO Special Committee. In addition, the SICO Special Committee and the SICO board of directors considered the following factors as generally supporting their respective recommendations to approve the Merger Agreement:

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that the SICO common stock has historically traded at a significant discount to the underlying value of the A. O. Smith shares held by SICO, and direct ownership by the SICO stockholders of A. O. Smith shares should eliminate the discount to the value of the A. O. Smith shares caused by in SICO’s holding company structure and the tax inefficiencies associated therewith and allow the SICO stockholders to realize the underlying value of the A. O. Smith shares held by SICO;

•

that direct ownership by the SICO stockholders of A. O. Smith shares will provide enhanced liquidity for the SICO stockholders due to the greater public float and trading volumes for A. O. Smith shares and its NYSE listing, as compared to the SICO common stock, which is thinly traded on the Pink Sheets;

•

that direct ownership by the SICO stockholders of A. O. Smith shares will permit the SICO stockholders to receive direct payment of the full amount of any dividends paid by A. O. Smith with respect to the A. O. Smith shares;

•

that the likelihood of the merger qualifying as a tax-free reorganization under the Code so as to be non-taxable to the SICO stockholders, and the condition to the obligations of the parties to complete the merger that the IRS Letter Ruling be received;

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that the amendments to the A. O. Smith Existing Charter contemplated by the Merger Agreement could improve the corporate governance structure of A. O. Smith for the benefit of all the A. O. Smith stockholders, including the SICO stockholders entitled to receive A. O. Smith shares in the merger;

•

with respect to the SICO board of directors, the SICO Special Committee’s determination that the Merger Agreement and the transactions contemplated thereby, including the merger, are advisable, procedurally and substantively fair to, and in the best interests of SICO and the SICO Unaffiliated

Stockholders, and its recommendation that the SICO board of directors approve the Merger Agreement, and the transactions contemplated thereby, including the merger, which the SICO board of directors noted was arrived at by independent and disinterested directors, with assistance of independent financial and legal advisors and following vigorous negotiation of the transaction terms and conditions by the SICO Special Committee and its advisors;

•

that A. O. Smith agreed to pay SICO stockholders for the value of tax benefits, refunds and credits of SICO if and when actually realized by A. O. Smith, as more fully described below under “The Merger Agreement—Payment for Tax Benefit Items” beginning on page 100;

•

the financial analyses presented by Duff & Phelps and discussed with the SICO Special Committee and the SICO board of directors and the related opinion of Duff & Phelps, dated December 9, 2008, and subject to the assumptions and qualifications stated therein, to the effect that the consideration to be received in the merger by the SICO Unaffiliated Stockholders was fair, from a financial point of view, to the SICO Unaffiliated Stockholders, as more fully described below under “—Opinion of the Financial Advisor to the SICO Special Committee”;

•

the support of certain members of the Smith Family for the merger, and the statements made by certain members of the Smith Family to the SICO Special Committee and its advisors that alternative transactions would not be supported by such holders, rendering pursuit of such alternative transactions futile because such members of the Smith Family hold in excess of a majority of the outstanding SICO common stock; and

•

that all SICO stockholders would have the right to dissent from the merger and obtain payment of the fair value of their shares of SICO common stock under Nevada law, as more fully described below under “—Appraisal Rights; Dissenter’s Rights” beginning on page 84.

The SICO board of directors also identified and considered the following factors relating to potential adverse consequences of the proposed transaction to SICO:

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the aggregate number of A. O. Smith shares to be received by the holders of SICO common stock in the merger reflects a discount of 1.5% to the aggregate number of A. O. Smith shares currently held by SICO;

•

the fact that the value of the shares of A. O. Smith Class A common stock and A. O. Smith common stock reflected in this discount (assuming a one for one conversion of the A. O. Smith Class A common stock into A. O. Smith common stock) was $4.6 million, based on the closing price of $31.81 of the A. O. Smith common stock on the NYSE on December 8, 2008, the last full trading day prior to the execution of the Merger Agreement;

•

that the fees and expenses of SICO and A. O. Smith associated with the completion of the merger, including that SICO has agreed to reimburse A. O. Smith for substantially all of its fees and expenses incurred in connection with the transaction;

•

that the amendments to the A. O. Smith Existing Charter contemplated by the transaction may, among other things, have a negative impact on the transferability of A. O. Smith Class A common stock, eliminate the ability for holders of A. O. Smith Class A common stock to obtain a theoretical control premium on a sale of those shares, and ultimately result in the elimination of the dual class voting structure at A. O. Smith;

•	that an amendment to the A. O. Smith Existing Charter contemplated by the transaction will result in a reduction in the number of directors elected by the holders of A. O. Smith Class A common stock;

•

that the indemnification obligations to A. O. Smith under the Merger Agreement, and that shares of A. O. Smith common stock that otherwise would be delivered to the holders of SICO common stock in the merger are required to be placed in escrow and may be used as a source of indemnification payments to A. O. Smith;

•	the risk that the merger may not be completed and the potential impact on SICO, including the fact that the Spin-Off has been completed and cannot be undone;

•	the diversion of management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•

the interests that certain executive officers and directors of SICO may have with respect to the merger, in addition to their interests as SICO stockholders generally, as described in the section entitled “—Interests of SICO Executive Officers and Directors in the Merger” beginning on page 80;

•

the litigation proceedings filed in the Milwaukee County Circuit Court in the State of Wisconsin in connection with the merger and related transactions, as described in the section entitled “—Legal Proceedings Regarding the Merger” beginning on page 84; and

•	various other applicable risks associated with the merger, including those described under the section entitled “—Risk Factors” beginning on page 29.

The SICO Special Committee and the SICO board of directors weighed the benefits, advantages and opportunities against the risks of entering into the Merger Agreement and completing the merger and the other transactions contemplated by the Merger Agreement. Although the SICO Special Committee and the SICO board of directors realized that there can be no assurance about future results or outcomes, including results expected or considered in the factors listed above, the SICO Special Committee and the SICO board of directors concluded that the potential benefits outweighed the potential risks of completing the merger and the other transactions contemplated by the Merger Agreement.

The foregoing discussion of the material factors considered by the SICO Special Committee and the SICO board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the SICO Special Committee and the SICO board of directors.

In considering the recommendation of SICO’s board of directors with respect to the merger, you should be aware that certain members of SICO’s board of directors and certain SICO officers have interests in the merger that are different from, or are in addition to, the interests of SICO’s stockholders generally and which create conflicts of interest. In addition, certain of the directors and officers of SICO will receive benefits in connection with the merger that are not available to other SICO stockholders. For a more complete description of these interests and benefits, see “—Interests of SICO Executive Officers and Directors in the Merger” beginning on page 80 of this joint proxy statement/prospectus.

Opinion of Morgan Stanley, Financial Advisor to the A. O. Smith Special Committee

The A. O. Smith Special Committee retained Morgan Stanley to provide it with financial advisory services and to provide it and the A. O. Smith board of directors a financial opinion in connection with the proposed merger. The A. O. Smith Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation. On December 8, 2008, Morgan Stanley rendered its oral opinion, which opinion subsequently was confirmed in a written opinion dated December 9, 2008, to the A. O. Smith Special Committee and the A. O. Smith board of directors to the effect that as of such date and based upon and subject to the various considerations set forth in the opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to A. O. Smith.

The full text of the written opinion of Morgan Stanley, dated as of December 9, 2008, is attached to this proxy statement as Annex H. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. The opinion, and the other views and analysis of Morgan Stanley referenced throughout this proxy statement, do not constitute a recommendation to any holder of A. O. Smith Class A common stock or A. O. Smith common stock as to how to vote at the meeting of stockholders to be held in connection with this transaction. In addition, the opinion does not in any manner address the prices at which the A. O. Smith Class A common stock or A. O. Smith common stock will trade following consummation of the merger. Morgan Stanley provided its opinion for the information and assistance of the A. O. Smith Special Committee and the A. O Smith board of directors in connection with the directors’ consideration of the merger, and the opinion addresses only whether the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to A. O. Smith as of the date of the opinion. The summary of the opinion of Morgan Stanley set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of A. O. Smith and SICO, respectively;

•	reviewed certain internal historical financial statements and other financial and operating data concerning A. O. Smith and SICO, respectively;

•	discussed the past and current operations and financial condition and the prospects of A. O. Smith with senior executives of A. O. Smith;

•	discussed the past and current operations and financial condition and the prospects of SICO with senior executives of SICO;

•	reviewed the reported prices and trading activity for the A. O. Smith common stock, A. O. Smith Class A common stock and SICO common stock;

•

compared the financial performance of A. O. Smith and the prices and trading activity of A. O. Smith common stock with that of certain other publicly-traded companies comparable with A. O. Smith and its securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

•	participated in certain discussions and negotiations among representatives of A. O. Smith and SICO and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by A. O. Smith and SICO, and formed a substantial basis for the opinion. Morgan Stanley assumed that the Spin-Off and the merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Code. For the avoidance of doubt, and without limiting the foregoing, Morgan Stanley assumed that A. O. Smith will not assume any tax liability in respect of the Spin-Off. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Spin-Off and merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Spin-Off and merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and has relied upon, without independent verification, the assessment of A. O. Smith and SICO and its legal, tax or regulatory advisors with respect to such matters. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of A. O. Smith or SICO, nor was it furnished with any such appraisals. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after such date may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion.

The following is a summary of the material analyses performed by Morgan Stanley in connection with its opinion. One of the summaries of financial analysis includes information presented in tabular format. In order to fully understand the financial analysis used by Morgan Stanley, the table must be read together with the text of the summary. The table alone does not constitute a complete description of the financial analysis.

Historical Stock Price Trading Analysis

Morgan Stanley performed a historical stock price trading analysis to provide background and perspective on the historical share price performance of A. O. Smith common stock and SICO common stock prior to and following the public announcement on February 4, 2008 of SICO’s proposal. A. O. Smith announced that it had received SICO’s proposal prior to the open of the United States stock markets on February 4, 2008. The proposal noted, among other terms, that SICO’s stockholders would receive newly issued shares of A. O. Smith Class A common stock and A. O. Smith common stock equal to the A. O. Smith Class A common stock and A. O. Smith common stock shares currently held by SICO. As a result, SICO’s proposal assumed neither a share exchange premium nor discount.

Morgan Stanley noted that A. O. Smith’s common stock share price decreased approximately 2.6% upon announcement of SICO’s proposal, from $36.28, the closing price on Friday, February 1, 2008, to $35.33, the closing price on Monday, February 4, 2008. In contrast, Morgan Stanley noted that the S&P 500 index price had decreased approximately 1.0%, from 1,395.42, the closing price on Friday, February 1, 2008, to 1380.82, the closing price on Monday, February 4, 2008. In addition, Morgan Stanley noted that SICO’s share price increased approximately 49.3% upon announcement of SICO’s proposal, from $63.63, the closing price on Friday, February 1, 2008, to $95.00, the closing price on Monday, February 4, 2008.

Precedent Transactions Analysis

Morgan Stanley also performed a precedent transactions analysis, which attempted to provide a basis for the consideration to be provided in connection with the transaction, in particular with regard to the exchange ratio. Morgan Stanley identified four transactions which in its view were substantially similar in structure and predicated on a comparable motivation to complete the transaction. The following is a list of these transactions:

Selected Precedent Transactions (Parent / Subsidiary)

•	Petrie Stores Corporation / Toys “R” Us, Inc.

•	Seagate Technology, Inc. / VERITAS Software Corporation

•	American BioScience, Inc. / American Pharmaceutical Partners, Inc.

•	Fidelity National Financial, Inc. / Fidelity National Information Services, Inc.

For each transaction listed above, Morgan Stanley analyzed the structure of the transaction to determine their applicability. Morgan Stanley determined that all of the transactions noted above were applicable because they all were mergers of a parent company into a subsidiary in a tax-free exchange of shares. Morgan Stanley reviewed each transaction to determine (i) whether the parent had voting control of the subsidiary through owning shares that provided greater than 50% of the total voting rights of the subsidiary, (ii) whether the parent had economic control of the subsidiary through owning shares that provided greater than 50% of the total ownership of the subsidiary and (iii) the amount, if any, of the discount the parent company received in the exchange of shares. In analyzing the proposed exchange ratio and resultant share exchange discount the SICO stockholders would receive, Morgan Stanley specifically focused on whether having greater than 50% of the voting control, but less than 50% economic control would cause the parent company to receive a share exchange discount to the subsidiary company shares held by the parent company prior to the merger. The following table provides a summary of the precedent transactions noted above compared to the merger contemplated between SICO and A. O. Smith, including the parent company voting control and economic ownership percentages prior to the merger and the share exchange discount received by the parent.

			Parent % Voting Control / Ownership Prior to Merger		Parent		Share Exchange Discount Received by Parent
Date Completed	Parent	Subsidiary	Voting Control	Economic Ownership	Voting Control	Economic Control
12/9/1994	Petrie Stores Corporation	Toys “R” Us, Inc.	14%	14%	No	No	8%

11/22/2000	Seagate Technology, Inc.	VERITAS Software Corporation	32%	32%	No	No	15%

4/18/2006	American BioScience, Inc.	American Pharmaceutical Partners, Inc.	66%	66%	Yes	Yes	0%

11/9/2006	Fidelity National Financial, Inc.	Fidelity Information Services	51%	51%	Yes	Yes	0%

TBD	Smith Investment Company	A. O. Smith	79%	32%	Yes	No	1.5%

Morgan Stanley noted that in the Petrie Stores and Seagate Technology transactions, Petrie Stores and Seagate Technology neither had voting nor economic control of Toys “R” Us and VERITAS, respectively, and they received share exchange discounts of approximately 8% and 15%, respectively. Morgan Stanley noted that in the American BioScience and Fidelity National Financial transactions, American BioScience and Fidelity National Financial had both voting and economic control of American Pharmaceutical Partners and Fidelity Information Services, respectively, and did not receive a share exchange discount.

Morgan Stanley noted SICO had voting control, but not economic control of A. O. Smith. In addition, Morgan Stanley noted that pursuant to the Merger Agreement, the SICO stockholders are to receive their pro rata portion of 7,947,690 shares of A. O. Smith Class A common stock and 1,535,801 shares of A. O. Smith common stock, which represents a share exchange discount of 1.5% to the 8,067,252 and 1,559,076 shares of A. O. Smith Class A common stock and A. O. Smith common stock, respectively, currently held by SICO.

In connection with the review of the merger by the A. O Smith Special Committee and the A. O. Smith board of directors, Morgan Stanley performed financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of A. O. Smith and SICO. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted these analyses described above solely as part of their analysis of the fairness of the exchange ratio pursuant to the Merger Agreement from a financial point of view to A. O. Smith and in connection with the delivery of its opinion to the A. O. Smith Special Committee and the A. O. Smith board of directors. The analyses described above do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or at which shares of A. O. Smith Class A common stock and A. O. Smith common stock might actually trade. The exchange ratio was determined through arm’s-length negotiations between A. O. Smith and SICO and was approved by the A. O. Smith Special Committee and the A. O. Smith board of directors. Morgan Stanley provided advice to the A. O. Smith Special Committee during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to the A. O. Smith Special Committee or the A. O. Smith board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger. As described above, Morgan Stanley’s opinion to the A. O. Smith Special Committee and the A. O. Smith board of directors was one of many factors taken into consideration by the A. O. Smith Special Committee and the A. O. Smith board of directors in making their determination to approve the Merger Agreement. The analyses as described above should not be viewed as determinative of the opinion of the A. O. Smith Special Committee and the A. O. Smith board of directors with respect to the exchange ratio or whether the A. O. Smith Special Committee and the A. O. Smith board of directors would have been willing to agree to a different exchange ratio.

Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in performing financial analysis with respect to businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities or loans of A. O. Smith, SICO or any other company or any currency or commodity that may be involved in this transaction. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Pursuant to a letter agreement, the A. O. Smith Special Committee engaged Morgan Stanley to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the letter agreement, the A. O. Smith Special Committee agreed to pay Morgan Stanley an aggregate fee of $1.75 million. A. O. Smith paid Morgan Stanley a $250,000 fee upon execution of the engagement letter and a $1,250,000 fee upon delivery of Morgan Stanley’s opinion in December 2008. An additional fee of $250,000 will be payable to Morgan Stanley only upon completion of the merger. The A. O. Smith Special Committee has also agreed to reimburse Morgan Stanley for its reasonable expenses, including attorneys’ fees and disbursements. Finally, A. O. Smith has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against various liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of the engagement of Morgan Stanley. The terms of the fee arrangement with Morgan Stanley were negotiated at arm’s length between the A. O. Smith Special Committee and Morgan Stanley.

Other than this engagement, during the two years preceding that date of the opinion, Morgan Stanley has not provided any material financial advisory or financing services to any party to the merger for which compensation has been received or is intended to be received.

Opinion of Duff & Phelps, Financial Advisor to the SICO Special Committee

On January 5, 2008, Duff & Phelps was engaged to provide independent financial advisory services to the SICO Special Committee and, as part of the engagement, the SICO Special Committee requested that Duff & Phelps provide an opinion to the SICO Special Committee as to the fairness, from a financial point of view, to the SICO Unaffiliated Stockholders of the consideration to be received by such holders in the merger. Duff & Phelps was not requested to, and did not in its opinion, address or otherwise provide any opinion with respect to the Spin-Off. The opinion provided by Duff & Phelps was only given with respect to the merger.

On December 9, 2008, Duff & Phelps rendered its oral opinion to the SICO Special Committee, which was subsequently confirmed in a written opinion dated December 9, 2008, that, subject to the limitations, exceptions, assumptions and qualifications set forth therein, as of such date, the consideration to be received by the SICO Unaffiliated Stockholders in the merger was fair from a financial point of view to such holders. The written opinion of Duff & Phelps states that it may also be relied upon by the SICO board of directors. The full text of the written opinion of Duff & Phelps is attached as Annex I to this joint proxy statement/prospectus and is incorporated herein by reference.

The full text of the written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering the opinion. The opinion of Duff & Phelps was addressed to the SICO Special Committee and may also be relied upon by the SICO board of directors, but is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose without Duff & Phelps’ prior written consent, except to the extent specifically permitted by the opinion.

Duff & Phelps has not been requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger, the assets, businesses or operations of SICO, or any alternatives to the merger, or negotiate the terms of the merger. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the SICO common stock or the A. O. Smith Class A common stock or the A. O. Smith common stock following the public announcement of the merger.

Duff & Phelps’ opinion does not address the merits of the underlying business decision to enter into the merger versus any alternative strategy or transaction, is not a recommendation as to how the SICO Special Committee, the SICO board of directors or any holder of SICO common stock should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction, and does not indicate whether the consideration received is the best possibly attainable under any circumstances.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. SICO, the SICO Special Committee and the SICO board of directors placed no limits on the information to which Duff & Phelps had access or the matters it could consider. Duff & Phelps’ due diligence with respect to the merger included, but was not limited to, the following:

•	discussed the merger with the SICO Special Committee and its representatives and SICO and its management and representatives;

•	reviewed certain publicly available business and financial information of SICO and A. O. Smith, respectively;

•	reviewed certain internally prepared financial and operating data concerning SICO, which SICO had identified as being the most current financial statements available;

•

reviewed drafts of the following documents related to the merger: the Merger Agreement and a form of each of the SICO support agreement, the Smith Family support agreement, the A. O. Smith Existing Charter, the A. O. Smith Amended Charter, the escrow agreement, the stockholder agreement and the voting trust agreement;

•	reviewed the historical trading prices and trading volumes of the SICO common stock, A. O. Smith Class A common stock and A. O. Smith common stock; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion, Duff & Phelps, with the SICO Special Committee’s consent:

•	assumed that the merger will be treated as a tax-free reorganization for United States Federal income tax purposes;

•	did not address the impact of the merger on any particular SICO stockholder other than in such stockholder’s capacity as a stockholder;

•

relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including SICO and its management and representatives and the SICO Special Committee and its representatives, and did not independently verify such information;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	assumed that information supplied to Duff & Phelps and representations and warranties made in the Merger Agreement are accurate in all material respects;

•

assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

•

relied upon the fact that the SICO Special Committee and SICO have engaged such tax, accounting and legal advisors as they have deemed necessary, and is giving no opinion with respect to any tax, accounting or legal matters;

•

assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect (including any delay, limitation, condition or restriction) on SICO, A. O. Smith or the contemplated benefits expected to be derived in the merger;

•

assumed that each member or descendant of the Smith Family and each trust for the benefit of members or descendants of the Smith Family that is, was or will be required by applicable law or regulation to be a signatory to the Schedule 13D (as defined in the Merger Agreement) has signed or will sign such Schedule 13D;

•

has not taken into account the effect, positive or negative, that any tax attribute of SICO being assumed (including by operation of law) by or transferred to A. O. Smith in the merger would have on the merger; and

•

assumed, based on the direction of the SICO Special Committee, that any alternative to the merger involving a sale of SICO to a third party or a recapitalization of A. O. Smith to eliminate its dual class equity structure would be futile and therefore not available.

In its analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger. To the extent that any of the foregoing assumptions insofar as they affect the merger or any of the facts on which the Duff & Phelps opinion was based prove to be untrue in any material respect, Duff & Phelps has advised the SICO Special Committee that the Duff & Phelps opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation of SICO’s, SpinCo’s or A. O. Smith’s solvency or any appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise), nor has Duff & Phelps been furnished with any such evaluations or appraisals. Duff & Phelps is not a legal, tax, accounting or regulatory advisor and has relied upon, without independent verification, the assessment of SICO and its legal, tax, accounting and regulatory advisors with respect to such matters, and Duff & Phelps has made no assessment as to the impact or timing implications, if any, of any ongoing legal or regulatory investigations. Duff & Phelps has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which SICO is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which SICO is or may be a party or is or may be subject and, at the SICO Special Committee’s direction and with the SICO Special Committee’s consent, Duff & Phelps’ opinion makes no assumption concerning, and therefore does not consider, the potential effects of such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters. The opinion should not be construed as a valuation opinion, credit rating, solvency opinion, analyses of SICO’s, SpinCo’s or A. O. Smith’s credit worthiness, tax advice, or accounting advice.

Set forth below is a summary of the material financial analyses performed by Duff & Phelps in reaching its fairness conclusions as of December 9, 2008. Although Duff & Phelps reviewed a number of other transactions in connection with the merger, Duff & Phelps did not identify any transaction it believed was comparable to the merger, and, accordingly, in rendering its opinion, Duff & Phelps has relied solely on an analysis designed specifically for the merger. Although developments following the date of the Duff & Phelps opinion may affect the opinion, Duff & Phelps assumed no obligation to update, revise, or reaffirm its opinion. The Duff & Phelps opinion is necessarily based upon market, economic and other conditions that were in effect on, and information made available to Duff & Phelps as of, the date of the opinion. You should understand that developments subsequent to December 9, 2008 may affect the conclusion expressed in the Duff & Phelps opinion, and that Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion. The Duff & Phelps opinion is limited to the fairness as of December 9, 2008, from a financial point of view, to SICO Unaffiliated Stockholders of the consideration to be received by such holders in the merger.

The Duff & Phelps opinion was based on the totality of the various analyses that it performed, and no particular portion of the analysis has any merit standing alone. This summary is qualified in its entirety by reference to the full text of the opinion, attached as Annex I to this joint proxy statement/prospectus. While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to the SICO Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or a summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken, as a whole, and also on the application of Duff & Phelps’ own experience and judgment. This conclusion involved significant elements of subjective judgment and qualitative analysis. Duff & Phelps gives no opinion as to the value or merit standing alone of any one or more parts of the analyses it performed.

Historical Trading Analysis

Duff & Phelps reviewed the historical trading ranges of SICO common stock and A. O. Smith common stock, and the aggregate discount implied by the market capitalization of SICO and the aggregate market value of SICO’s holdings of A. O. Smith shares (assuming one for one conversion of A. O. Smith Class A common stock into A. O. Smith common stock), for various periods before and after February 4, 2008, the date of the public announcement of SICO’s merger proposal to A. O. Smith, to provide Duff & Phelps with background and perspective for how shares of SICO common stock and A. O. Smith common stock have historically traded on a standalone basis and relative to each other. Duff & Phelps noted that the per share price of SICO common stock includes the value of other assets and liabilities held by SICO, including those related to Berlin Industries and Central States.

Duff & Phelps noted that for the five-year period prior to February 4, 2008, the aggregate discount ranged between a low of $68.4 million and a high of $273.4 million. Duff & Phelps also noted that for the period February 4, 2008 to December 8, 2008, the aggregate discount ranged between a low of negative $8.0 million and high of $140.6 million. Duff & Phelps noted that on January 31, 2008, the last trading day on which the SICO common stock traded prior to the February 4, 2008 public announcement of SICO’s merger proposal to A. O. Smith, the value of a share of SICO common stock was $64.00. Duff & Phelps also noted that on February 1, 2008, the last trading day on which A. O. Smith common stock traded prior to the February 4, 2008 public announcement of SICO’s merger proposal to A. O. Smith, the value of a share of A. O. Smith common stock was $36.28. The trading values for SICO common stock on January 31, 2008 and A. O. Smith common stock on February 1, 2008 imply an aggregate discount of $136.9 million.

SICO Stockholder Benefit Analysis

In addition to analyzing the aggregate discount, Duff & Phelps compared the aggregate discount immediately prior to the February 4, 2008 public announcement of SICO’s merger proposal to A. O. Smith with the estimated costs related to the merger (the “Net Benefit”). Duff & Phelps noted that the Net Benefit only considers the value of SICO’s holdings of A. O. Smith Class A common stock and A. O. Smith common stock, and does not consider SICO’s other assets and liabilities, including Berlin Industries, Central States and tax attributes arising out of the Spin-Off.

Duff & Phelps noted that on January 31, 2008, the last trading day on which the SICO common stock traded prior to the February 4, 2008 public announcement of SICO’s merger proposal to A. O. Smith, the value of a share of SICO common stock was $64.00. Duff & Phelps also noted that on February 1, 2008, the last trading day on which A. O. Smith common stock traded prior to the February 4, 2008 public announcement of SICO’s merger proposal to A. O. Smith, the value of a share of A. O. Smith common stock was $36.28. The trading values for the SICO common stock on January 31, 2008 and A. O. Smith common stock on February 1, 2008 imply a benefit to the SICO stockholders of $136.9 million, prior to consideration of costs related to the merger. The costs related to the merger include costs of the exchange ratio discount and cumulative transaction expenses (both those already incurred by the SICO and by A. O. Smith and those estimated to be incurred by SICO and by A. O. Smith) in excess of $200,000 related to the merger. Based on an exchange ratio discount of 1.5%, the estimated cost of this discount was $5.2 million. Based on an estimate provided by SICO’s management, cumulative transaction expenses in excess of $200,000 were estimated to be approximately $6.6 million. After considering the benefits to the SICO stockholders and the costs related to the merger, the Net Benefit prior to February 4, 2008 is estimated at $125.1 million ($136.9 million – $5.2 million – $6.6 million).

Net Valuation Difference Subsequent to February 4, 2008 Announcement

In addition to the above analyses, Duff & Phelps calculated the estimated net valuation difference as the value of SICO’s holdings of A. O. Smith common stock, less the market capitalization of SICO and costs to effect the merger, including the exchange ratio discount of 1.5% and cumulative transaction expenses in excess of $200,000. Duff & Phelps noted that the net valuation difference only considers the value of SICO’s holdings of A. O. Smith Class A common stock and A. O. Smith common stock, and does not consider SICO’s other assets and liabilities, including Berlin Industries, Central States and tax attributes arising out of the Spin-Off.

As of December 8, 2008, Duff & Phelps noted that the value of a share of SICO common stock was $60.00 and the value of a share of A. O. Smith common stock was $31.91. Based on the December 8, 2008 trading values, the valuation difference before consideration of expenses related to the merger was $107.2 million. After consideration of exchange ratio discount expense of $4.6 million and estimated transaction expenses in excess of $200,000 of $6.6 million, the implied net valuation difference as of December 8, 2008 was $96.0 million ($107.2 million – $4.6 million – $6.6 million).

Miscellaneous

Based on the foregoing analysis, Duff & Phelps concluded that the consideration to be received by the SICO Unaffiliated Stockholders in the merger was fair, from of a financial point of view, to such holders as of the date of its fairness opinion.

In its review and analysis, and in arriving at its opinion, Duff & Phelps assumed and relied upon the accuracy and completeness of all the financial and other information provided to it or publicly available and neither attempted independently to verify, nor assumed responsibility for verifying, any of such information.

The material analyses performed by Duff & Phelps have been summarized above. Nonetheless, the summary set forth above does not purport to be a complete description of the analyses performed by Duff & Phelps. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. Duff & Phelps did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Duff & Phelps considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Duff & Phelps did not place a particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as whole, supported its determination.

The SICO Special Committee selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation and investment banking services, including fairness and solvency opinions, mergers and acquisitions advisory services, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

Fees and Expenses

SICO’s engagement letter with Duff & Phelps provides that, for its services, Duff & Phelps is entitled to receive $400,000 due and payable as follows: $200,000 in cash upon execution of the engagement letter to serve as financial advisor to the SICO Special Committee in its review of possible alternative transactions for SICO; and the remaining $200,000 in cash upon the SICO Special Committee’s request to Duff & Phelps to issue its opinion. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the opinion or whether the merger is successfully consummated. Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred reviewing or assisting in the preparation of any proxy materials or other SEC filings or documents associated with the merger. SICO has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and reasonable fees and expenses of counsel, consultants, and advisors retained by Duff & Phelps, incurred in connection with the engagement, and to indemnify and hold harmless Duff & Phelps and its affiliates and any other person, director, employee or agent of Duff & Phelps or any of its affiliates, or any person controlling Duff & Phelps or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Duff & Phelps as financial advisor to the SICO Special Committee. The terms of the fee arrangement with Duff & Phelps, which the SICO Special Committee and Duff & Phelps believe are customary in transactions of this nature, were negotiated at arm’s length between the SICO Special Committee and Duff & Phelps.

Other than this engagement, during the two years preceding the date of the opinion, Duff & Phelps has not had any material relationship with any party to the merger for which compensation has been received or is intended to be received.

Interests of A. O. Smith Executive Officers and Directors in the Merger

A. O. Smith stockholders considering the recommendation of A. O. Smith’s board of directors regarding the merger should be aware that certain directors of A. O. Smith may have certain interests in the merger that are different from, or in addition to, the interests of A. O. Smith stockholders generally. Executive officers of A. O. Smith do not have interests in the merger that are different from, or in addition to, the interests of A. O. Smith stockholders generally. The A. O. Smith Special Committee and the A. O. Smith board of directors were aware of these interests and considered them when (a) in the case of the A. O. Smith Special Committee, they voted to recommend that the A. O. Smith board of directors adopt, authorize and declare advisable the Merger Agreement, the merger and the related transactions and recommend to the A. O. Smith Unaffiliated Stockholders that they vote to adopt the Merger Agreement and (b) in the case of the A. O. Smith board of directors, they voted to adopt, authorize and declare advisable the Merger Agreement, the merger and the related transactions and recommend to A. O. Smith’s stockholders that they vote in favor of the adoption of the Merger Agreement, the merger and the related transactions.

Interests of Bruce M. Smith

Bruce M. Smith is a director of A. O. Smith and is Chairman and Chief Executive Officer of SICO. Bruce M. Smith is also a manager of SpinCo and is the President and Chief Executive Officer of SpinCo. He, along with others, also acts as a representative of certain members of the Smith Family, which collectively beneficially own 52.7% of the outstanding shares of SICO common stock and may be deemed to be controlling stockholders of SICO. These Smith Family members may be deemed to have indirect beneficial ownership of the shares of A. O. Smith beneficially owned by SICO and have reported their indirect beneficial ownership on a Schedule 13D/A filed with the SEC on December 10, 2008.

Bruce M. Smith has a beneficial interest in 75,426 shares of the outstanding SICO common stock, which are held in trusts for the benefit of Bruce M. Smith, and 102,642 shares of the outstanding SICO common stock are held in various trusts for the benefit of the wife and children of Bruce M. Smith. In addition, Bruce M. Smith is the trustee of various trusts for the benefit of persons other than himself, his wife and children, which hold shares of SICO common stock. For a more complete description of Bruce M. Smith’s role as a trustee and his interests in SICO, see “Interests of SICO Executive Officers and Directors in the Merger—Interests of Bruce M. Smith and Arthur O. Smith” beginning on page 80 of this joint proxy statement/prospectus.

Interests of Mark D. Smith

Mark D. Smith is a director of A. O. Smith. His brother, Arthur O. Smith III, is a director of SICO and is also employed by A. O. Smith in a non-executive capacity. Arthur O. Smith III’s employment with A. O. Smith precedes his brother’s election to the A. O. Smith board of directors by more than ten years, and is subject to the same terms and conditions of employment as other A. O. Smith salaried employees. For more information on Mark D. Smith’s relationship with Arthur O. Smith III, see “Interests of SICO Executive Officers and Directors in the Merger—Interests of Arthur O. Smith, III” beginning on page 81 of this joint proxy statement/prospectus.

A. O. Smith Special Committee Compensation

The A. O. Special Committee consists of three disinterested and independent directors, Messrs. Ronald D. Brown and William P. Greubel and Ms. Idelle K. Wolf. A. O. Smith’s board of directors authorized the compensation for the members of the A. O. Smith Special Committee, in addition to the reimbursement of expenses and payment of all other fees that they receive as members of the A. O. Smith board of directors. The A. O. Smith board of directors determined that Mr. Greubel will receive $40,000 for his services as Chairman of the A. O. Smith Special Committee and Ms. Wolf and Mr. Brown will each receive $30,000 as a member of the A. O. Smith Special Committee. In addition, the A. O. Smith board of directors determined that each member of the special committee will receive remuneration in the amount of $1,500 per meeting attended in consideration of his or her acting in such capacity. The approved compensation for the members of the A. O. Smith Special Committee was not, and is not, contingent upon the adoption of the Merger Agreement and completion of the merger or any other transaction involving A. O. Smith.

Interests of SICO Executive Officers and Directors in the Merger

SICO stockholders considering the recommendation of SICO’s board of directors regarding the merger should be aware that the directors and executive officers of SICO may have certain interests in the merger that are different from, or in addition to, the interests of SICO stockholders generally. The SICO Special Committee and the SICO board of directors were aware of these interests and considered them when (a) in the case of the SICO Special Committee, they voted to recommend that the SICO board of directors authorize and approve the Merger Agreement and the transactions contemplated thereby, including the merger, and recommend to the SICO Unaffiliated Stockholders that they vote to approve the Merger Agreement and (b) in the case of the SICO board of directors, they voted to approve the Merger Agreement and the transactions contemplated thereby, including the merger, and to recommend that the SICO stockholders vote to approve the Merger Agreement.

Interests of Bruce M. Smith and Arthur O. Smith

Bruce M. Smith is Chairman and Chief Executive Officer of SICO and is a director of A. O. Smith. Bruce M. Smith is also a manager of SpinCo and is the President and Chief Executive Officer of SpinCo. Arthur O. Smith is a director of SICO. He retired as Chairman and Chief Executive Officer of SICO in January 1999. Bruce M. Smith and Arthur O. Smith also act as representatives of certain members of the Smith Family, which collectively own 52.7% of the outstanding shares of SICO common stock and may be deemed to be controlling stockholders of SICO. These Smith Family members may be deemed to have indirect beneficial ownership of the share of A. O. Smith beneficially owned by SICO and have reported their indirect beneficial ownership on a Schedule 13D/A filed with the SEC on December 10, 2008.

Bruce M. Smith has a beneficial interest in 75,426 shares of the outstanding SICO common stock, which are held in trusts for the benefit of Bruce M. Smith, and 102,642 shares of the outstanding SICO common stock are held in various trusts for the benefit of the wife and children of Bruce M. Smith. Of such shares, Bruce M. Smith may be deemed to beneficially own 31,212 shares as a result of his shared investment and voting power with respect to one of the trusts. Arthur O. Smith has a beneficial interest in 167,173 shares of the outstanding SICO common stock, including shares held in a trust for the benefit of Arthur O. Smith; his wife, Margaret B. Smith, beneficially owns 6,970 shares of the outstanding SICO common stock; and 467,209 shares of the outstanding SICO common stock are held in various trusts for the benefit of the wife and children of Arthur O. Smith. Arthur O. Smith disclaims beneficial ownership of the shares held in various trusts for the benefit of his wife and children. In addition, Messrs. Smith are trustees of various trusts for the benefit of persons other than themselves, their wives and children, which trusts hold an aggregate of 823,153 shares of SICO common stock. With respect to the shares of SICO common stock included above which are held in trust, Bruce M. Smith is sole trustee of a trust holding 11,100 shares of SICO common stock and holds all investment and voting power with respect to such trust. In addition, with respect to the SICO shares held in trust, Arthur O. Smith is one of two trustees with respect to trusts holding 485,497 shares, and Bruce M. Smith is one of two trustees with respect to trusts holding 741,834 shares; Messrs. Smith each share investment and voting power with respect to the shares held in the trusts in which they are one of two trustees. Two other trusts which are part of the Smith Family but not otherwise included above own 106,271 shares of SICO common stock. The shares of SICO common stock held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for the benefit of others and in the other trusts included in the Smith Family, comprised 52.7% of the 3,317,066 outstanding shares of SICO common stock as of December 31, 2008. As beneficial owners of outstanding shares of SICO common stock, Bruce M. Smith and Arthur O. Smith, as well as other members of the Smith Family, will participate in the benefits of the merger.

Certain members of the Smith Family have entered into certain agreements, arrangements and understandings in connection with the merger. In connection with the execution of the Merger Agreement,

certain members of the Smith Family have entered into a support agreement, dated December 9, 2008, whereby these members of the Smith Family have agreed to take certain actions which are generally supportive of the merger, including voting their shares of SICO common stock in favor of the Merger Agreement and the other transactions contemplated thereby, including the merger. See “Agreements Relating to the Merger—Smith Family Support Agreement” for additional information. Certain members of the Smith Family have also entered into a stockholder agreement, dated December 9, 2008, with A. O. Smith whereby they generally have agreed that, for a period of up to three years after the merger, they will not engage in certain actions relating to A. O. Smith or its securities, including solicitations of proxies or stockholder consents, specific acquisition transactions, or certain transfers of their shares of A. O. Smith Class A common stock, without consent of the A. O. Smith board of directors. See “Agreements Relating to the Merger—Stockholder Agreement” for additional information. The Merger Agreement also contemplates that certain Smith Family members may form a voting trust to hold their A. O. Smith shares after the merger. The trustees of the voting trust would be responsible for the voting of the shares held in the trust. This agreement also contemplates restrictions on certain withdrawals from the voting trust. See “Agreements Relating to the Merger—Voting Trust Agreement” for additional information.

Excluding the A. O. Smith shares beneficially owned by SICO, Bruce M. Smith beneficially owns 2,649 shares of A. O. Smith common stock, which represents less than 0.1% of the outstanding shares of A. O. Smith common stock. Bruce M. Smith also has deferred receipt of stock awards representing a total of 7,160 shares of A. O. Smith common stock under A. O. Smith’s Corporate Directors’ Deferred Compensation Plan. A. O. Smith treats these deferred stock awards as restricted stock units.

Excluding the A. O. Smith shares beneficially owned by SICO, Arthur O. Smith also beneficially owns 4,734 shares of A. O. Smith common stock, which represents less than 0.1% of the outstanding shares of A. O. Smith common stock.

Bruce M. Smith’s brother, Roger S. Smith, is employed by A. O. Smith in a non-executive capacity. Roger S. Smith is a long-service employee of A. O. Smith whose employment precedes his brother’s election to the A. O. Smith board of directors by more than ten years and is subject to the same terms and conditions of employment as other A. O. Smith salaried employees.

Interests of Arthur O. Smith, III

Arthur O. Smith, III, who is the son of Arthur O. Smith, is a director of SICO, is a manager of SpinCo, and is employed by A. O. Smith in a non-executive capacity. Arthur O. Smith, III’s brother, Mark D. Smith, is a director of A. O. Smith. Arthur O. Smith, III is a long-service employee of A. O. Smith whose employment precedes his brother’s election to the A. O. Smith board of directors by more than ten years, and is subject to the same terms and conditions of employment as other A. O. Smith salaried employees.

Arthur O. Smith, III beneficially owns 124,716 shares of the outstanding common stock of SICO, 95,985 shares of which are held in trusts for the benefit of persons other than himself, his wife and children. With respect to such trusts, Mr. Smith is a co-trustee with at least one other person and holds shared investment and voting power. Mr. Smith disclaims beneficial ownership of the 95,985 shares. Mr. Smith, and his wife and children, are beneficiaries of certain of the trusts which are part of the Smith Family, but Mr. Smith is not considered to be the beneficial owner of shares of SICO common stock held by those trusts. As a beneficiary of trusts that hold SICO common stock, Mr. Smith will participate in the benefits of the Merger.

Arthur O. Smith, III may be deemed to have beneficial ownership of 844.9 shares of A. O. Smith common stock that he holds indirectly through the A. O. Smith Profit Sharing Retirement Plan. This represents less than 0.1% of the outstanding shares of A. O. Smith common stock.

Interests of Other Directors and Executive Officers of SICO

Glen R. Bomberger, a director of SICO does not beneficially own any shares of SICO common stock. Mr. Bomberger beneficially owns 33,000 shares of the A. O. Smith common stock, which represents approximately 0.2% of the outstanding A. O. Smith common stock. Mr. Bomberger is also the former Chief Financial Officer of A. O. Smith.

Jere D. McGaffey, a director of SICO, does not beneficially own any shares of SICO common stock, and beneficially owns 450 shares of A. O. Smith common stock, which represents less than 0.1% of the outstanding A. O. Smith common stock. Mr. McGaffey is a former partner of Foley & Lardner LLP, which is an outside legal advisor to A. O. Smith.

Harold M. Stratton, II, a director of SICO and a member of the SICO Special Committee, beneficially owns an aggregate of 500 shares of the SICO common stock, which represents less than 0.1% of the outstanding SICO common stock, and is co-trustee of a trust that holds 1,000 shares of A. O. Smith common stock, which represents less than 0.1% of the outstanding A. O. Smith common stock. Mr. Stratton has shared voting and dispositive power with respect to these shares.

Wesley A. Ulrich, an executive officer of SICO and also an executive officer of SpinCo, beneficially owns an aggregate of 1,000 shares of SICO common stock, which represents less than 0.1% of the outstanding SICO common stock, and beneficially owns an aggregate of 1,000 shares of A. O. Smith common stock, which represents less than 0.1% of the outstanding A. O. Smith common stock.

Employment and Severance Agreements

SpinCo entered into employment and severance agreements with Bruce M. Smith and Wesley A. Ulrich. Pursuant to the agreements, upon termination of employment, SpinCo provides the executive with a severance payment of two times base salary and agrees to pay for health insurance premiums for the earlier of one year or until other employment is obtained. SpinCo also provides outplacement services.

Termination of SICO Supplemental Benefit Plan

Pursuant to the Merger Agreement, SICO agreed to terminate its Supplemental Benefit Plan prior to the Spin-Off. SICO subsequently terminated its Supplemental Benefit Plan effective December 21, 2008. SpinCo assumed, and agreed to pay not later than January 31, 2009, SICO’s obligation to make a lump sum distribution to each participant with an account balance in the Supplemental Benefit Plan. Each of Bruce M. Smith and Wesley A. Ulrich participated in SICO’s Supplemental Benefit Plan. Mr. Smith will be entitled to a payment from SpinCo of approximately $424,000 and Mr. Ulrich will be entitled to a payment from SpinCo of approximately $396,000 due to the termination of the Supplemental Benefit Plan.

SICO Special Committee Compensation

The SICO Special Committee consists of two disinterested and independent directors, Messrs. Edward E. Barr and Harold M. Stratton II. SICO’s board of directors authorized the compensation for the members of the SICO Special Committee, in addition to the reimbursement of expenses and payment of all other fees that they receive as members of the SICO board of directors. The SICO board of directors determined that Mr. Barr will receive remuneration for his services on the SICO Special Committee in the amount of $30,000 plus $750 per meeting attended and Mr. Stratton will receive remuneration for his services on the SICO Special Committee of $1,500 per day worked (with a minimum half day payment for any day worked) plus $500 per meeting attended. The approved compensation for the members of the SICO Special Committee was not, and is not, contingent upon the approval of the Merger Agreement and completion of the merger or any other transaction involving SICO.

Material Agreements Between the Parties

Except for the Merger Agreement, the other agreements relating to the merger and the transactions contemplated thereby, which are described throughout this joint proxy statement/prospectus, and the matters described below, there are no, and there has not been during the past two years any, material contracts, arrangements, understandings, relationships, negotiations or transactions between A. O. Smith or its affiliates and SICO or its affiliates.

Mr. Bruce M. Smith serves as a director of A. O. Smith and as the Chairman, President, Chief Executive Officer of SICO. He participates in A. O. Smith’s Corporate Directors’ Deferred Compensation Plan, as amended, in his capacity as a director of A. O. Smith.

Mr. Bruce M. Smith’s brother, Roger S. Smith, and A. O. Smith director Mark D. Smith’s brother, Arthur O. Smith, III, are both employed by A. O. Smith in non-executive capacities. Each is a long-service employee whose employment precedes his respective brother’s election to the A. O. Smith board of directors by more than ten years. Furthermore, each is subject to the same terms and conditions of employment as other salaried employees of A. O. Smith, and the compensation for each is below the threshold for a related party transaction under SEC rules.

A. O. Smith provides SICO with consulting services, office space and group insurance coverage and other miscellaneous services. SICO reimburses A. O. Smith for the costs relating to these services. A. O. Smith and SICO are also covered by the same directors’ and officers’ insurance policy.

A. O. Smith Board of Directors after Completion of the Merger

Upon the completion of the merger, A. O. Smith’s board of directors will continue to be composed of 10 members. In addition, the A. O. Smith Amended Charter and the A. O. Smith bylaws will continue to provide that the board of directors consist of at least five members, with the fixed number of directors being established from time to time by resolution of A. O. Smith’s board of directors. Currently, holders of A. O. Smith common stock are entitled to elect 25% of the authorized number of members of the board of directors and, if such 25% is not a whole number, then the nearest higher whole number of directors (or three of the ten directors). Holders of A. O. Smith Class A common stock are entitled to elect the remaining number of authorized directors that the holders of A. O. Smith common stock are not entitled to elect (or seven of the ten directors). Following the merger, the holders of A. O. Smith common stock, voting as a separate class, will be entitled to elect 33-1 /3% of the authorized number of members of the A. O. Smith board of directors and, if such 33-1/3% is not a whole number, then rounding up to the nearest higher whole number of directors (or four of the ten directors). Holders of A. O. Smith Class A common stock will be entitled to elect the remaining number of authorized directors that the holders of A. O. Smith common stock are not entitled to elect (or six of the ten directors). Effective upon consummation of the merger, the A. O. Smith board of directors has designated Mr. Ronald D. Brown, who is currently a director elected by holders of A. O. Smith Class A common stock, as a director elected by the holders of the A. O. Smith common stock to serve until the next annual meeting of A. O. Smith’s stockholders. Additional information regarding A. O. Smith’s directors is provided in A. O. Smith’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March  3, 2008, which is incorporated herein by reference.

Management of MergerCo after Completion of the Merger

MergerCo will continue to be a wholly-owned subsidiary of A. O. Smith upon completion of the merger. As a member managed limited liability company, MergerCo will not have a board of managers. Instead, MergerCo will be managed by A. O. Smith, as its sole member. Therefore, following the merger, the directors of A. O. Smith, as discussed immediately above in the section “—A. O. Smith Board of Directors after Completion of the Merger,” will have the power to direct decisions made by A. O. Smith, the managing member of MergerCo.

Legal Proceedings Regarding the Merger

On February 26, 2008, a purported class action complaint was filed in the Milwaukee County Circuit Court in the State of Wisconsin against SICO, certain members of the SICO board of directors, certain officers of SICO and A. O. Smith (collectively, the “Defendants”). The complaint alleges a putative class action consisting of the plaintiff and other SICO stockholders not including the individual named defendants and their immediate families. The complaint claims, among other things, that SICO, certain directors and officers of SICO and A. O. Smith “orchestrated the restructuring without due consideration or regard for the fiduciary duties owed to Plaintiff” and that the individual SICO directors and officers breached their fiduciary duties by self dealing. The lawsuit seeks an injunction requiring the Defendants to provide all documents relevant to the terms and conditions of the proposed transaction and permitting the plaintiff to participate in all negotiations of the terms and conditions of the merger on behalf of the purported class of SICO stockholders. The lawsuit also seeks payment for all fees, costs and expenses incurred during the course of the litigation.

On April 28, 2008, the parties stipulated that the litigation would be stayed until after SICO’s public announcement of the signing of a merger agreement with A. O. Smith and SICO’s dissemination of this definitive proxy statement with respect to a meeting of the SICO stockholders to consider the merger.

The Defendants believe that the plaintiff’s claims are unsupported by the law or facts. The Defendants intend to defend themselves vigorously against these allegations. Because this case is in an early stage, however, an outcome cannot be predicted at this time, and there are no assurances that the action will not prevent or delay the consummation of the merger and/or result in substantial costs. See “Risk Factors” beginning on page 29.

Appraisal Rights; Dissenter’s Rights

A. O. Smith Stockholders

Under the General Corporation Law of the State of Delaware, A. O. Smith stockholders do not have appraisal rights in connection with the merger.

SICO Stockholders

Under NRS Chapter 92A, SICO stockholders will have dissenter’s rights in connection with the merger. In general, shares of SICO common stock issued and outstanding immediately prior to the effective time of the merger that are held by a holder who (a) has not voted such shares in favor of the approval of the Merger Agreement, (b) is entitled to, and who has, properly demanded and perfected dissenter’s rights for such shares of SICO common stock in accordance with NRS 92A.420, and (c) has not effectively withdrawn or forfeited such dissenter’s rights prior to the effective time of the merger, will not be converted into a right to receive Merger Consideration at the effective time of the merger. SICO stockholders who properly demand and perfect their dissenter’s rights are entitled to obtain payment of the fair value of their shares immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger.

The following discussion is not a complete statement of the law pertaining to dissenter’s rights under the NRS, and is qualified in its entirety by the full text of NRS 92A.300 to 92A.500, inclusive, as it exists as of the date of this joint proxy statement/prospectus, which provisions are provided in their entirety as Annex J to this joint proxy statement/prospectus. A person having a beneficial interest in shares of capital stock held of record in the name of another person, such as a broker or nominee, who seeks to elect dissenter’s rights must act promptly to cause the record holder to act in accordance with the steps summarized below properly and in a timely manner to prevent such record holder from acting in a manner that may result in a loss of such person’s dissenter’s rights.

Under NRS 92A.410(1), when a proposed merger is to be submitted for approval at a meeting of stockholders of a corporation, as in the case of the SICO special meeting contemplated hereby, the subject corporation must notify each of its stockholders entitled to dissenter’s rights that dissenter’s rights are applicable and include in that notice a copy of NRS 92A.300 to 92A.500 as it then exists. This joint proxy statement/prospectus constitutes such notice to the holders of SICO common stock, and the applicable statutory provisions of the NRS are attached as Annex J to this joint proxy statement/prospectus. Any SICO stockholder who wishes to assert dissenter’s rights should review carefully the following discussion and Annex J to this joint proxy statement/prospectus. Moreover, because of the complexity of the procedures for asserting dissenter’s rights in respect of SICO common stock, we believe that the SICO stockholders who are considering asserting such dissenter’s rights should seek the advice of counsel, which counsel will not be compensated by us. The failure by a SICO stockholder to comply with the procedures specified in NRS 92A.300 to 92A.500 in a timely and proper manner may result in the loss of such stockholder’s dissenter’s rights, and such stockholder instead will receive payment of the Merger Consideration contemplated by the Merger Agreement on the same basis as other SICO stockholders.

Filing Written Objection

Any SICO stockholder who wishes to assert dissenter’s rights under NRS 92A.300 to 92A.500 must satisfy each of the following conditions:

•

as more fully described below, before the vote on the approval of the Merger Agreement at the SICO special meeting, the stockholder must deliver to SICO at Smith Investment Company, 11270 West Park Place, Milwaukee, Wisconsin, 53224-9508, Attention Corporate Secretary, written notice of the holder’s intent to demand payment for the holder’s shares if the merger is completed; and

•

the stockholder must either not vote on the approval of the Merger Agreement, or must vote his or her shares “AGAINST” the approval of the Merger Agreement either by proxy or in person pursuant to Section 92A.420 of the NRS. A vote “FOR” the approval of the Merger Agreement will constitute a waiver of a stockholder’s dissenter’s rights.

The written notice to SICO of the stockholder’s intent to demand payment for the stockholder’s shares must be in addition to and separate from any proxy or vote. Neither voting (in person or by proxy) against, abstaining from voting, nor failing to vote on the approval of the Merger Agreement will constitute a written notice of intent to demand payment within the meaning of NRS 92A.420.

Notice by MergerCo

Within 10 days after the merger is completed, MergerCo, as the entity surviving the merger, must send a written dissenter’s notice to all SICO stockholders entitled to assert dissenters’ rights.

The dissenter’s notice will specify where stockholders should send their demand for payment, and where and when stockholders must deposit their stock certificates, if any. The dissenter’s notice will also inform stockholders of shares not represented by stock certificates of the extent to which the transfer of their shares will be restricted after their demand for payment is received. The dissenter’s notice will also include a form for demanding payment that references the date the merger was first publicly announced. The stockholder asserting dissenter’s rights must certify on this form whether or not the stockholder acquired beneficial ownership of the shares before the date the merger was first publicly announced. The dissenter’s notice will also set a date by when MergerCo must receive the demand for payment, which may not be less than 30 days nor more than 60 days after the date the dissenter’s notice is delivered. Along with the dissenter’s notice, MergerCo will provide stockholders a copy of NRS 92A.300 through 92A.500.

If, after receiving a dissenter’s notice, the stockholder wishes to assert dissenter’s rights, the stockholder must timely demand payment, certify whether the stockholder acquired beneficial ownership of the shares before the date set forth in the dissenter’s notice, and deposit the stockholder’s certificates, if any, in accordance with the terms of the dissenter’s notice. The failure by the stockholder to demand payment timely and properly or failure to deposit certificates as described in the dissenter’s notice may terminate the stockholder’s right to receive payment pursuant to NRS Chapter 92A.

A stockholder who demands payment and deposits his, her or its certificates, if any, before the effective time of the merger, retains all other rights of a stockholder until those rights are cancelled or modified by the consummation of the merger.

Payment for Shares

Except as described below, within 30 days after the stockholder’s properly executed demand for payment is received by MergerCo, the stockholder will receive what MergerCo has estimated to be the fair value of the stockholder’s shares of SICO common stock, plus accrued interest. The payment will be accompanied by SICO’s balance sheet as of the end of a fiscal year not more than 16 months before the date of payment, an income statement for that year, a statement of changes in the stockholders’ equity for that year, and the latest available interim financial statements, if any. MergerCo will also include an explanation of how it estimated the fair value of the shares and how the accrued interest was calculated, along with information regarding the stockholder’s right to challenge the fair value determined by MergerCo and a copy of NRS 92A.300 to 92A.500.

MergerCo may elect to withhold payment from a dissenting stockholder that became the beneficial owner of the shares on or after the date of the first public announcement of the merger as stated in the dissenter’s notice. To the extent MergerCo withholds payment, after the merger, MergerCo will estimate the fair value of the shares, plus accrued interest, and offer to pay this amount to the stockholder as full satisfaction of the stockholder’s demand of payment. The offer will contain a statement of MergerCo’s estimation of the fair value for shares of SICO’s common stock, an explanation of how the accrued interest was calculated, and a statement of dissenter’s right to demand payment under NRS 92A.480.

Determination of Fair Value

If the dissenting stockholder believes that the consideration paid in exchange for the stockholder’s shares is less than their fair value, or that the interest is not correctly determined, the stockholder may demand an additional payment of the difference between the stockholder’s estimate and MergerCo’s estimate of the fair value per SICO share. The stockholder must make such demand in writing and within 30 days after MergerCo has made or offered payment for the stockholder’s shares.

If a demand for payment remains unsettled, MergerCo, within 60 days after MergerCo receives the stockholder’s demand, will petition the district court of the appropriate county within Nevada to determine the fair value of the shares of SICO common stock and the accrued interest. If MergerCo does not commence such legal proceeding within the 60-day period, MergerCo will be required to pay each dissenting stockholder whose demand remains unsettled the amount demanded.

All dissenters whose demands remain unsettled will be made parties to the proceeding, and are entitled to a judgment for either (a) the amount, if any, by which the court finds the fair value of the stockholder’s shares, plus interest, exceeds the amount paid by MergerCo; or (b) the fair value, plus accrued interest, of the stockholder’s after-acquired shares for which MergerCo withheld payment, plus accrued interest, pursuant to NRS 92A.470.

MergerCo will be required to pay the costs and expenses of the court proceeding unless the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith, in which case the costs will be equitably distributed as and against MergerCo and the dissenters and not necessarily in equal manner. Attorneys’ fees will be divided as the court considers equitable.

SICO stockholders should be aware that the fair value of their shares as determined in a legal proceeding in accordance with NRS 92A.490 could be more than, the same as or less than the Merger Consideration the stockholder would receive under the Merger Agreement.

Any SICO stockholder wishing to exercise dissenter’s rights is urged to consult legal counsel before attempting to exercise dissenter’s rights. The failure of a SICO stockholder to comply strictly with all of the procedures set forth in NRS 92A.300 to 92A.500, inclusive, may result in the loss of such stockholder’s statutory dissenter’s rights.

THE MERGER AGREEMENT

The following summary describes the material terms of the Merger Agreement. The provisions of the Merger Agreement are complicated and not easily summarized. This summary may not contain all of the information about the Merger Agreement that is important to you. The Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference in this joint proxy statement/prospectus, and A. O. Smith and SICO encourage you to read it carefully in its entirety for a more complete understanding of the Merger Agreement.

The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about A. O. Smith or SICO. Such information can be found elsewhere in this document and in the public filings that A. O. Smith makes with the SEC, which are available without charge through the SEC’s website at http://www.sec.gov.

The representations and warranties described below and included in the Merger Agreement were made by each of A. O. Smith and SICO to the other. These representations and warranties were made as of specific dates and are subject to important exceptions, limitations and supplemental information contained in the confidential disclosure schedules provided by each of A. O. Smith and SICO to the other in connection with the signing of the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk between A. O. Smith and SICO rather than to establish matters as facts. The Merger Agreement is described in this joint proxy statement/prospectus and included as Annex A only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding A. O. Smith, SICO or their respective businesses. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about A. O. Smith or SICO, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference in this joint proxy statement/prospectus for information regarding A. O. Smith and SICO and their respective businesses. See “Where You Can Find More Information” beginning on page 138 of this joint proxy statement/prospectus.

The Merger

Each of the A. O. Smith board of directors, the SICO board of directors and the sole member of MergerCo has approved the Merger Agreement, which provides for the merger of SICO with and into MergerCo, with MergerCo surviving the merger as a wholly-owned subsidiary of A. O. Smith.

Effective Time

A. O. Smith and SICO will complete the merger when all of the conditions to completion of the merger contained in the Merger Agreement, which are described in the Section entitled “—Conditions to Obligations to Complete the Merger” beginning on page 96, are satisfied or waived, including the A. O. Smith stockholders’ adoption of the Merger Agreement, adoption of the A. O. Smith Amended Charter and approval of the Stock Issuance and the approval by the SICO stockholders of the Merger Agreement. The merger will become effective upon the filing of articles of merger with the Secretary of the State of the State of Nevada and a certificate of merger with the Secretary of State of the State of Delaware.

Consideration to be Received in the Merger

Upon completion of the merger, each share of SICO common stock outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive consideration in the merger, as described below in “—A. O. Smith Class A Common Stock,” “—A. O. Smith Common Stock,” “—A. O. Smith Common Stock in Escrow,” and the cash payable in lieu of any fractional shares, as described below in “—Fractional Shares” beginning on page 89, (collectively, the “Merger Consideration”).

Thereafter, each SICO stock certificate will represent only the right to receive the Merger Consideration. Each share of SICO common stock held or owned by SICO, A. O. Smith, MergerCo or any of their direct or indirect wholly owned subsidiaries immediately prior to the effective time of the merger will be automatically canceled and retired and cease to exist, and none of SICO, A. O. Smith or any of their direct or indirect subsidiaries will receive any securities of SICO or other consideration in exchange for those shares.

SICO has agreed that it will not, without the approval of the board of directors of A. O. Smith, issue new shares of SICO common stock, complete any stock splits with respect to the outstanding shares of SICO common stock or repurchase any shares of SICO common stock. As a result, we do not expect the number of outstanding shares of SICO common stock to change prior to the effective time of the merger. SICO also has agreed that it will not, without the approval of the A. O. Smith board of directors, acquire shares of A. O. Smith Class A common stock or A. O. Smith common stock or sell any of the shares of A. O. Smith Class A common stock or A. O. Smith common stock that it currently holds. In addition, A. O. Smith, currently does not intend to complete any stock splits, declare any stock dividends or take any other corporate action that would result in a change in the number of shares of A. O. Smith Class A common stock or A. O. Smith common stock held by SICO. As a result, we do not expect the number of outstanding shares of A. O. Smith Class A common stock or A. O. Smith common stock held by SICO to change prior to the effective time of the merger.

A. O. Smith Class A Common Stock

Each share of SICO common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive the number of shares of A. O. Smith Class A common stock equal to (a) 0.9850 multiplied by the number of shares of A. O. Smith Class A common stock held by SICO immediately prior to the effective time of the merger divided by (b) the number of outstanding shares of SICO common stock, rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share), issued and outstanding immediately prior to the effective time of the merger (excluding dissenting shares) (the “Class A Exchange Ratio”).

For example, assuming there are no dissenting shares, if you currently own 1,000 shares of SICO common stock, absent the treatment of the fractional shares described below, and assuming there is no change in the number of outstanding shares of SICO common stock or the number of shares of A. O. Smith Class A common stock held by SICO, you would be entitled to receive 2,396 shares of A. O. Smith Class A common stock, which is calculated as follows: (a) 0.9850 multiplied by 8,067,252 shares of A. O. Smith Class A common stock held by SICO divided by (b) 3,317,066 shares of SICO common stock issued and outstanding immediately prior to the effective time of the merger rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share), and then multiplied by (c) 1,000 shares of SICO common stock held by you.

A. O. Smith Common Stock

Each share of SICO common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive the number of shares of A. O. Smith common stock equal to (a)(i) 0.9850 multiplied by the number of shares of A. O. Smith common stock held by SICO immediately prior to the effective time minus (ii) the number of Escrow Shares (as described below), divided by (b) the number of outstanding shares of SICO common stock, rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share), issued and outstanding immediately prior to the effective time of the merger (excluding dissenting shares) (the “Closing Common Exchange Ratio”).

For example, assuming there are no dissenting shares, if you currently own 1,000 shares of SICO common stock, absent the treatment of the fractional shares described below, assuming there are 500,000 Escrow Shares and that there is no change in the number of outstanding shares of SICO common stock or the number of shares of A. O. Smith common stock held by SICO, you would be entitled to receive 312 shares of A. O. Smith common stock, which is calculated as follows: (a)(i) 0.9850 multiplied by 1,559,076 shares of A. O. Smith common stock held by SICO minus (ii) 500,000 Escrow Shares divided by (b) 3,317,066 shares of SICO common stock issued and outstanding immediately prior to the effective time of the merger rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share), and then multiplied by (c) 1,000 shares of SICO common stock held by you.

A. O. Smith Common Stock in Escrow

Immediately prior to the effective time of the merger, the Shareholders’ Representative (as defined below in “—Indemnification—Shareholders’ Representative) and A. O. Smith will enter into an escrow agreement with an escrow agent reasonably acceptable to both SICO and A. O. Smith. At the effective time of the merger, A. O. Smith will deposit with the escrow agent stock certificates representing shares of A. O. Smith common stock equal to (a) $15,000,000 divided by (b) the average of the volume-weighted average price of trades for A. O. Smith common stock on the NYSE for the ten trading days ending on the last trading day immediately preceding the closing date (the “Escrow Shares”). The Escrow Shares will be held in escrow and distributed pursuant to the escrow agreement. The form of escrow agreement is attached as Annex F to this joint proxy statement/prospectus and is described in greater detail under “Agreements Relating to the Merger—Escrow Agreement” beginning on page 107. Each share of SICO common stock will be converted into the right to receive the number of shares of A. O. Smith common stock equal to the (a) number of Escrow Shares released from the escrow account divided by (b) the number of shares of SICO common stock, rounding to the nearest one-one thousandth (.001) of a share (rounding upward in the case of any .0005 of the share), issued and outstanding immediately prior to the merger (excluding dissenting shares) (the “Per Share Escrow Release Number”).

For example, assuming there are no dissenting shares, 500,000 Escrow Shares and 100% of such Escrow Shares are released from escrow to the former SICO stockholders, if you currently own 1,000 shares of SICO common stock, absent the treatment of the fractional shares described below and assuming there is no change in the number of outstanding shares of SICO common stock or the number of shares of A. O. Smith common stock held by SICO, you would be entitled to receive 150 shares of A. O. Smith common stock, which is calculated as follows: (a) 500,000 Escrow Shares divided by (b) 3,317,066 shares of SICO common stock and outstanding immediately prior to the effective time of the merger rounding to the nearest one-one thousandth (.001) of a share (rounding upward in the case of any .0005 of the share), and then multiplied by (c) 1,000 shares of SICO common stock held by you.

Fractional Shares

A. O. Smith will not issue any fractional shares of A. O. Smith Class A common stock or A. O. Smith common stock in connection with the merger. Instead, each record holder of SICO common stock who would otherwise be entitled to receive a fraction of a share of A. O. Smith Class A common stock or A. O. Smith common stock (after taking into account and aggregating shares of A. O. Smith Class A common stock represented by all SICO stock certificates surrendered by each record holder of SICO common stock and separately taking into account and aggregating shares of A. O. Smith common stock represented by all SICO stock certificates surrendered by each record holder of SICO common stock) will receive cash, without interest, in an amount equal to the fraction multiplied by the volume-weighted average price of trades of shares of A. O. Smith common stock on the NYSE on the last trading day immediately preceding the closing date of the merger.

In addition, in lieu of the release of any fractional Escrow Shares pursuant to the escrow agreement, each record holder of SICO common stock who would otherwise be entitled to a fraction of an Escrow Share (after taking into account and aggregating any fractional Escrow Shares to which such holder would otherwise be entitled) will receive cash, without interest, in an amount equal to the fraction multiplied by the volume-weighted average price of trades for shares of A. O. Smith common stock on the NYSE on the last trading day immediately preceding the closing date of the merger. Upon payment by A. O. Smith for any fractional Escrow Shares, such fractional Escrow Share will be canceled and retired and will cease to exist.

Exchange of Certificates; Letter of Transmittal

Prior to the completion of the merger, A. O. Smith will select an exchange agent reasonably satisfactory to SICO to hold the shares of A. O. Smith Class A common stock and A. O. Smith common stock to be issued to SICO stockholders in connection with the merger (excluding Escrow Shares). At the effective time of the merger, A. O. Smith will deposit such shares with the exchange agent. From time to time after the effective time of the merger, as necessary, A. O. Smith shall also make available cash in an amount sufficient to pay cash payable in lieu of fractional shares of A. O. Smith Class A common stock and A. O. Smith common stock, and, if required pursuant to the Merger Agreement, any dividends or other distributions on A. O. Smith Class A common stock and A. O. Smith common stock with a record date after the completion of the merger.

Letter of Transmittal

Promptly following the effective time of the merger, the exchange agent will mail to each record holder of SICO common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for certificates representing the shares of A. O. Smith Class A common stock and A. O. Smith common stock issuable to each such holder pursuant to the merger. SICO stockholders who hold their shares in book entry form also will receive instructions for the exchange of their shares for the Merger Consideration from the exchange agent. Those holders of SICO common stock who properly surrender their SICO stock certificates (or uncertificated shares) in accordance with the exchange agent’s instructions will receive (a) the shares of A. O. Smith Class A common stock and A. O. Smith common stock issuable to each such holder pursuant to the merger, (b) cash, without interest, in lieu of any fractional share of A. O. Smith Class A common stock or A. O. Smith common stock issuable to any such holders and (c) dividends or other distributions, if any, to which they are entitled under the terms of the Merger Agreement. Following the completion of the merger, SICO will not register any transfers of SICO common stock on its stock transfer books.

Holders of SICO common stock should not send in their SICO stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of SICO stock certificates.

Withholding

The exchange agent will be entitled to deduct and withhold from the Merger Consideration and from any cash dividends or other distributions, if any, to which a holder is entitled under the terms of the Merger Agreement the amounts it is required to deduct or withhold under any United States federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until SICO stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to A. O. Smith Class A common stock or A. O. Smith common stock into which shares of SICO common stock may have been converted will accrue but will not be paid. A. O. Smith will pay to former SICO stockholders any unpaid dividends or other distributions, without interest, only after such stockholders have duly surrendered their SICO stock certificates.

Representations and Warranties

The Merger Agreement contains general representations and warranties made by each of A. O. Smith and MergerCo, on the one hand, and SICO on the other, regarding aspects of their, and their respective subsidiaries, respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects.

The following representations and warranties of A. O. Smith and MergerCo expire five years after the effective time of the merger and relate to:

•	corporate organization, corporate standing and corporate power;

•	corporate authorization, including board approval, to enter into and carry out the obligations contained in the Merger Agreement;

•	enforceability of the Merger Agreement;

•	inapplicability of state takeover laws;

•

absence of any conflict or violation of the corporate charter, bylaws or similar organizational documents or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the Merger Agreement;

•	capitalization of A. O. Smith;

•	brokers used and fees payable in connection with the merger;

•	litigation;

•	vote of stockholders required to complete the merger;

•	opinion of financial advisor; and

•	organization and liabilities of MergerCo.

In addition to the foregoing, the Merger Agreement also contains the following representations and warranties of A. O. Smith which expire at the effective time of the merger:

•

the absence of any violation of any legal requirements applicable to A. O. Smith or its subsidiaries of any of their properties of assets as a result of entering into and carrying out the obligations contained in the Merger Agreement; and

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents.

The following representations and warranties of SICO expire five years after the effective time of the merger and relate to:

•	corporate organization, corporate standing and corporate power, including subsidiaries;

•	corporate authorization, including board approval, to enter into and carry out the obligations contained in the Merger Agreement;

•	enforceability of the Merger Agreement;

•	inapplicability of state takeover laws;

•

absence of any conflict or violation of the corporate charter, bylaws or similar organizational documents, any applicable legal requirements or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the Merger Agreement;

•	capitalization of SICO;

•	organization and liabilities of SpinCo and other subsidiaries of SICO;

•	compliance with laws and permits;

•	accuracy of financial statements;

•	absence of undisclosed liabilities;

•	brokers used and fees payable in connection with the merger;

•	absence of certain changes since December 31, 2007;

•	employee benefit plans and labor matters;

•	litigation;

•	real estate matters;

•	environmental matters;

•	tax matters;

•	intellectual property matters;

•	vote of stockholders required to complete the merger;

•	opinion of financial advisor;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus, the information statement distributed by SICO in connection with the Spin-Off and other similar documents;

•	material contracts; and

•	solvency.

Conduct of Business Pending the Merger

SICO has undertaken certain covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, SICO has agreed to conduct its business in all maternal respects only in the ordinary course of business consistent with past practice unless required by law, specifically permitted by the Merger Agreement or any ancillary agreement or to the extent that A. O. Smith otherwise consents in writing (such consent not to be unreasonably withheld or delayed). In addition, SICO has agreed to certain restrictions limiting its and its subsidiaries’ ability to, among other things:

•	split, combine or reclassify any shares of capital stock of SICO or its subsidiaries;

•	authorize for issuance, issue or sell or agree or commit to issue or sell any stock of any class or any other securities or equity equivalents of SICO or its subsidiaries;

•	amend the organizational documents of SICO or any of its subsidiaries;

•	other than in connection with the Spin-Off, acquire any equity interest in any person or any division or other assets or form any subsidiary;

•	make any material tax election, enter into any settlement or compromise of any material tax liability, or file a material amendment to a tax return or for a material refund of taxes;

•	establish, adopt, amend in any material respect or terminate any SICO benefit plan, other than to comply with applicable law or in accordance with the Merger Agreement;

•	commence any material litigation or settle any material claim, litigation, action or proceeding;

•	incur or guarantee any indebtedness for money borrowed;

•	take any action that is intended to result in any of SICO’s representations and warranties set forth in the Merger Agreement becoming untrue; or

•	enter into an agreement to take any of the foregoing actions.

The Merger Agreement also contains covenants relating to the preparation of this document and the stockholders meetings, access to information of the other company and public announcements with respect to the transactions contemplated by the Merger Agreement.

Reasonable Best Efforts

Each party to the Merger Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement and the ancillary agreements.

Fees and Expenses

SICO will pay for all of its transaction expenses as well as all reasonable out of pocket fees, costs and expenses in excess of $200,000 incurred by A. O. Smith in connection with the transactions contemplated by the Merger Agreement, whether or not the merger is consummated.

Spin-Off

SICO agreed in the Merger Agreement to complete the Spin-Off prior to the effective time of the merger. SICO completed the Spin-Off effective January 19, 2009. For additional information regarding the Spin-Off, please see “The Companies—SICO—Recent Developments.” In connection with the Spin-Off, all intercompany obligations of SICO to Berlin Industries and Central States were transferred to SpinCo and SICO’s existing obligations to M&I Marshall & Ilsey Bank were either terminated or transferred to SpinCo.

Obligations of each of the A. O. Smith and SICO Boards of Directors with Respect to its Recommendation and Holding a Meeting of its Stockholders

Prior to the vote of the SICO stockholders and solely in response to a material event relating to SICO’s business that was unknown to SICO’s board of directors, the SICO Special Committee or the SICO board of directors may withdraw or modify its recommendation in a manner that adversely affects the transaction if the SICO board of directors or a duly constituted committee thereof determines in good faith, after consultation with financial advisors and legal counsel, that it must withdraw or modify the recommendation to comply with its fiduciary duties to SICO and its stockholders. If such recommendation is withdrawn, SICO may cancel its stockholders’ meeting without submitting the Merger Agreement to a vote.

Prior to the vote of the A. O. Smith stockholders and solely in response to a material event relating to A. O. Smith’s business that was unknown to A. O. Smith’s board of directors, the A. O. Smith’s Special Committee or the A. O. Smith board of directors may withdraw or modify its recommendation in a manner that adversely affects the transaction if the A. O. Smith board of directors or a duly constituted committee thereof determines in good faith, after consultation with financial advisors and legal counsel, that it must withdraw or modify the recommendation to comply with its fiduciary duties to A. O. Smith and its stockholders. If such recommendation is withdrawn, A. O. Smith may not cancel its stockholders’ meeting without submitting the Merger Agreement, the A. O. Smith Amended Charter and the Stock Issuance to a vote of its stockholders.

The support agreement that A. O. Smith and SICO entered into with members of the Smith Family includes a provision that restricts, for a period of one year after the termination of the Merger Agreement, the ability of such Smith Family members to support any alternative transaction that results in the termination of the Merger Agreement (as described below in “Agreements Relating to the Merger—Smith Family Support Agreement”).

NYSE Listing

Prior to the effective time of the merger, A. O. Smith will promptly prepare and submit a listing application to the NYSE covering the shares of A. O. Smith common stock to be issued in the merger and will use its commercially reasonable best efforts to cause such shares to be listed on the NYSE, subject to official notice of issuance.

Employee Benefit Matters

SICO has agreed to take the following actions prior to the effective time of the merger:

•

to terminate the Smith Investment Company Supplemental Benefit Plan and cause SpinCo to assume the obligation to make a lump sum distribution to each participant with an account balance in the Supplemental Benefit Plan;

•	to cause Berlin Industries to agree in writing to terminate and release SICO from all obligations to provide medical stop loss coverage to Berlin Industries;

•

to assign to SpinCo all obligations to pay post-retirement health benefits to former employees of SICO’s Belvedere division; provided, that upon the liquidation or dissolution of SpinCo or the distribution of substantially all of its assets, SpinCo will either terminate such post-retirement benefits or reserve an amount sufficient to satisfy any future obligations; and

•

to assign to SpinCo or a subsidiary of SpinCo sponsorship of all SICO benefit plans and SpinCo or a subsidiary of SpinCo to retain responsibility for all liability for any healthcare continuation coverage required by law.

Belvidere Environmental Matters

Pursuant to the Spin-Off, SICO transferred and assigned its ownership of the Belvidere real property, located at 725 Columbia Avenue, Belvidere, Illinois to SpinCo. SICO and SpinCo have agreed to take certain actions with respect to hazardous substances that existed, exist or shall exist in the future on, at, under or from the Belvidere property.

Assumption of Belvidere Environmental Liabilities by SpinCo

Pursuant to the Spin-Off, SpinCo assumed, and will indemnify SICO and A. O. Smith for, all liabilities related to the remediation, investigation, monitoring, claims, penalties, fines or other obligations relating to hazardous substances on the Belvidere property. SpinCo agreed to take the following steps in regard to such hazardous substances on the Belvidere property.

Closure Letter Regarding Groundwater and Regulated RCRA Units

There have been ongoing efforts to resolve certain identified issues relating to hazardous substances on the Belvidere property under the Resource Conservation and Recovery Act (“RCRA”). SpinCo agreed to take the following steps in regard to such RCRA issues on the Belvidere property:

•

pay all costs and use commercially reasonable efforts to obtain a closure letter from the Illinois Environmental Protection Agency (“IEPA”) for soil and groundwater impacts that no further investigation, remediation, monitoring or response/corrective action is required (the “Closure Letter”);

•	provide A. O. Smith with reasonable access to the Belvidere property upon request; and

•

remain solely responsible for addressing all matters that may arise in the event that the IEPA or any other governmental authority reopens or requests additional work be performed with respect to such RCRA matters after issuance of the Closure Letter.

If, upon termination of the escrow agreement, neither SpinCo nor SICO has obtained the Closure Letter, then SpinCo must reserve an amount equal to 110% of the amount deemed sufficient in the reasonable opinion of a third party environmental consultant to fund the actions necessary to obtain the Closure Letter.

Investigation of Environmental Law Violations on Belvidere Property

If SpinCo becomes aware of any violation of environmental laws related to a release or threatened release of hazardous substances on the Belvidere property which was present on the Belvidere property prior to the effective time of the merger, other than the RCRA issues described in the previous section, SpinCo will take the following steps regarding such violations:

•	enroll the Belvidere property into the Illinois Site Remediation Program to the extent reasonably required to comply with environmental laws;

•	conduct such actions that are required to obtain a focused No Further Remediation Letter (“NFR”) in regard to the violation in question to the extent reasonably required by environmental law;

•	provide A. O. Smith with reasonable access to the Belvidere property upon request; and

•

remain solely responsible for all matters raised in the event the IEPA or any other governmental authority reopens or requests any additional work to be performed on the Belvidere property in connection with such violation after issuance of an NFR.

If, upon termination of the escrow agreement, a violation triggering the need to obtain an NFR has been discovered and SpinCo has not obtained the NFR, then SpinCo must reserve an amount equal to 110% of the amount deemed sufficient in the reasonable opinion of a third party environmental consultant to fund the actions necessary to obtain the NFR.

Directors and Officers Exculpation and Insurance

For at least six years after the effective time of the merger, MergerCo’s certificate of formation and operating agreement will contain provisions that are not less favorable to SICO’s directors and officers than SICO’s current organizational documents with respect to exculpation of such directors and officers for periods at or prior to the effective time of the merger.

For at least six years after the effective time of the merger, A. O. Smith will maintain for the benefit of SICO’s directors and officers, as of the date of the Merger Agreement and as of the effective time, an insurance policy covering events prior to the effective time of the merger that is not less favorable in the aggregate than any policy of A. O. Smith for its directors and officers.

A. O. Smith Insiders

The A. O. Smith board of directors has adopted a resolution consistent with Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) so that the disposition or acquisition by an officer or director of A. O. Smith of shares of A. O. Smith common stock pursuant to this Merger Agreement, the merger and other transactions contemplated thereby, will be an exempt transaction under Rule 16b-3 under the Exchange Act.

Notice of Breach

Each of A. O. Smith and SICO shall give each other prompt written notice if its executive officers have knowledge of any breach or violation of any of its respective representations and warranties, covenants or agreements contained in the Merger Agreement.

Litigation

Each party shall promptly notify each other party if it has knowledge of any claim arising out of the Merger Agreement or the transactions contemplated thereby, which notice shall describe such claim in reasonable detail. SICO will control the defense of any transaction-related claim to the extent it involves SICO, SpinCo, Berlin Industries, Central States or any of their respective affiliates, directors, officers or employees (other than A. O. Smith and its directors, officers and employees). A. O. Smith will control the defense of any transaction-related claim to the extent it involves A. O. Smith, MergerCo or any of their respective affiliates, directors, officers or employees. If A. O. Smith controls the defense, SICO has the right to approve A. O. Smith’s selection of legal counsel, which approval may not be unreasonably withheld or delayed, and SICO has the right at its expense to participate in the defense with counsel it chooses. A. O. Smith may only settle a transaction-related claim with SICO’s prior written consent, which consent may not be unreasonably withheld or delayed. After the merger, the Shareholders’ Representative will take the place of SICO in connection with such procedures relating to transaction-related claims.

Cancellation of Stock

As soon as possible after the effective time of the merger, A. O. Smith will cause MergerCo to transfer to A. O. Smith all of the A. O. Smith Class A common stock and A. O. Smith common stock MergerCo holds and A. O. Smith shall cancel such shares.

Restrictions on SpinCo

From the date of the Merger Agreement until five years after the effective time of the merger, SpinCo will not repurchase or otherwise acquire any of its equity interests or make or pay any dividend or distribution on any of its equity interests other than (a) distributions for income taxes permitted by SpinCo’s operating agreement or (b) other dividends, distributions, repurchases or acquisitions if prior to the date of such dividend, distribution, repurchase or acquisition, SpinCo deposits $4,000,000 into escrow to secure SpinCo’s indemnification obligations. If SpinCo deposits $4,000,000 in escrow prior to the release of all of the Escrow Shares pursuant to the escrow agreement, A. O. Smith will cause an amount of Escrow Shares with an aggregate value of $4,000,000 to be released from escrow in accordance with the escrow agreement.

Resignation of Officers and Directors

SICO’s officers and directors will resign prior to the effective time of the merger and SICO will provide evidence of such resignations to A. O. Smith.

Taxes

SICO will pay all SICO taxes due on or prior to the closing date including any estimated tax payments due on or prior to the closing date in accordance with applicable law.

Conditions to Obligations to Complete the Merger

Each of A. O. Smith’s, MergerCo’s and SICO’s obligation to complete the merger is subject to the fulfillment or waiver of mutual conditions, including:

•	the approval of the Merger Agreement by the requisite vote of stockholders of SICO;

•	the adoption of the Merger Agreement, the adoption of the A. O. Smith Amended Charter and the approval of Stock Issuance by the requisite vote of stockholders of A. O. Smith;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part under the Securities Act, and the absence of any stop order of proceedings initiated or threatened by the SEC for that purpose;

•	the filing of the A. O. Smith Amended Charter (as described below in “A. O. Smith Charter Amendment”) with the Secretary of State of the State of Delaware;

•	the approval of the listing on the NYSE of A. O. Smith common stock to be issued in the merger and such other shares to be reserved for issuance in connection with the merger;

•	the receipt of all material approvals, authorizations and consents of any governmental authority required to consummate the merger;

•	the receipt by SICO and A. O. Smith of the IRS Letter Ruling from the IRS;

•

the absence of a preliminary or permanent injunction or other order, decree or ruling issued by a court or other governmental authority or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority that has the effect of making the consummation of the merger illegal or otherwise prohibiting the consummation of the merger; and

•	the acceptance of the filing of the Articles of Merger with the Secretary of State of the State of Nevada and the Certificate of Merger with the Secretary of State of the State of Delaware.

Each of A. O. Smith’s and MergerCo’s obligation to effect the merger is further subject to the satisfaction of the following conditions, which may be waived by A. O. Smith prior to the effective time of the merger:

•

the representations and warranties of SICO in the Merger Agreement being true and correct (without regard to qualifications such as materiality or material adverse effect) as of the date of the Merger Agreement and as of the closing date of the merger (except for representations and warranties made only as of a specified date), except to the extent that any inaccuracies would not, in the aggregate, reasonably be expected to have a material adverse effect on SICO (which includes effects that would reasonably be expected to result in A. O. Smith or MergerCo being subject to indemnifiable damages in excess of $3,000,000 or that would prevent or materially delay completion of the merger);

•	the performance in all material respects by SICO and SpinCo of their obligations under the Merger Agreement;

•	the delivery by SICO of certificates of its Chief Executive Officer or Chief Financial Officer and its Secretary, dated as of the closing date of the merger; and

•	the execution of the escrow agreement as described below in “Agreements Relating to the Merger—Escrow Agreement” beginning on page 107.

SICO’s obligation to effect the merger is further subject to the satisfaction of the following conditions, which may be waived in writing by SICO prior to the effective time of the merger:

•

the representations and warranties of A. O. Smith in the Merger Agreement being true and correct (without regard to qualifications such as materiality or material adverse effect) as of the date of the Merger Agreement and as of the closing date (except for representations and warranties made only as of a specified date), except to the extent that any inaccuracies would not, in the aggregate, reasonably be expected to have a material adverse effect on A. O. Smith (which includes effects that would reasonably be expected to prevent or materially delay completion of the merger);

•	the performance in all material respects by A. O. Smith and MergerCo of their obligations under the Merger Agreement;

•	the delivery by A. O. Smith of certificates of its Chief Executive Officer or Chief Financial Officer and its Secretary, dated as of the closing date of the merger;

•	the execution of the escrow agreement as described below in “Agreements Relating to the Merger—Escrow Agreement” beginning on page 107;

•

the absence of any condition, event, fact or circumstance that has or would reasonably be expected to have a material adverse effect on the transaction (which includes effects that would reasonably be expected to result in SpinCo or the former SICO stockholders (by recourse to the Escrow Shares) being subject to indemnifiable damages in excess of $3,000,000 or that would reasonably be expected to adversely affect the rights, privileges or preferences of the A. O. Smith Class A common stock or the A. O. Smith common stock); and

•	the absence of a number of dissenting shares that represent more than 5% of the number of shares of SICO common stock issued and outstanding immediately prior to the completion of the merger.

Indemnification

Beginning at the effective time of the merger, indemnification pursuant to the following indemnification provisions of the Merger Agreement will be the exclusive remedy for any breach of the Merger Agreement, including any representation, warranty, covenant and agreement contained in the agreement.

Indemnification by SpinCo and from the Escrow Shares

A. O. Smith and its subsidiaries and their respective officers, directors, employees, owners, agents, affiliates and their respective successors and assigns are indemnified by SpinCo and out of the Escrow Shares from and against losses, costs, obligations, liabilities, settlement payments, fines, penalties, damages, expenses, taxes or other charges, directly or indirectly resulting from or arising out of the following:

•	any inaccuracy in or breach of any representation or warranty of SICO in the Merger Agreement or any ancillary agreement to which SICO is a party;

•	any breach of any covenant or agreement on the part of SICO in the Merger Agreement;

•	any transaction expenses of SICO not paid by SICO prior to the effective time of the merger;

•	any A. O. Smith transaction expenses in excess of $200,000 not reimbursed by SICO prior to the effective time of the merger;

•

any costs, expenses or other amounts (including expenses) incurred, paid or payable by A. O. Smith in connection with any litigation or other claim related to the merger or the other transactions contemplated by the Merger Agreement;

•

any liabilities of any nature, whether accrued, absolute, contingent or otherwise incurred by SICO, SpinCo or any SICO subsidiary prior to the effective time of the merger, or to the extent arising out of any circumstances with respect to SICO, SpinCo, any SICO subsidiary or any of their respective business operations which occurred prior to the effective time of the merger;

•

the exercise by any stockholder of SICO of dissenters’ rights pursuant to the Merger Agreement (taking into account the benefit of A. O. Smith not having to pay any such stockholders any Merger Consideration that such stockholder would have been entitled to);

•

any rights to indemnification, reimbursement or compensation from SICO asserted by any individual who served as director or officer of SICO prior to the effective time of the merger, whether pursuant to any of SICO’s organizational documents, contracts or otherwise and whether or not related to claims pending on, or asserted after, the closing date;

•	any taxes of SICO for any pre-closing tax period;

•	certain reductions or denials of certain tax benefits and tax refunds;

•	any liabilities relating to any SICO benefit plan; or

•	the Spin-Off.

SpinCo also indemnifies A. O. Smith and its subsidiaries and their respective officers, directors, employees, owners, agents, affiliates and their respective successors and assigns from and against losses, costs, obligations, liabilities, settlement payments, fines, penalties, damages, expenses, taxes or other charges, related to any breach of any covenant or agreement on the part of SpinCo in the Merger Agreement.

The representations, warranties, covenants and agreements given or made by SICO in the Merger Agreement or any ancillary agreement shall survive the closing for a period of five years after the closing date with respect to indemnification claims against SpinCo and for a period of two years after the closing date with respect to indemnification claims from the Escrow Shares.

Indemnification by A. O. Smith

SICO’s former stockholders and each of their respective officers, directors, employees, owners, agents, affiliates and their successors and assigns are indemnified by A. O. Smith from and against losses, costs, obligations, liabilities, settlement payments, fines, penalties, damages, expenses or other charges, related to:

•	any inaccuracy in or breach of any representation or warranty of A. O. Smith or MergerCo in the Merger Agreement or any ancillary agreement to which A. O. Smith or MergerCo is a party; or

•	any breach of any covenant or agreement on the part of A. O. Smith or MergerCo in the Merger Agreement;

The representations, warranties, covenants and agreements given or made by A. O. Smith or MergerCo in the Merger Agreement or any ancillary agreement shall survive the closing for a period of 5 years after the closing date except for the representations and warranties regarding (a) the absence of any violation of, any legal requirements applicable to A. O. Smith or its subsidiaries or their properties or assets as a result of entering into and carrying out the obligations contained in the Merger Agreement and (b) the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents, which expire at the effective time of the merger.

Shareholders’ Representative

Upon the approval of the Merger Agreement, each former SICO stockholder will be deemed to have irrevocably appointed SpinCo, as its, his or her true and lawful attorney-in-fact and agent (the “Shareholders’ Representative”). The Shareholders’ Representative will act solely and exclusively on behalf of the former SICO stockholders with regard to matters pertaining to the indemnification by the former SICO stockholders and all matters under the escrow agreement or relating to Escrow Shares. A. O. Smith and any other person may absolutely rely upon the actions of the Shareholders’ Representative. The Shareholders’ Representative will pay all expenses incurred by the Shareholders’ Representative in performing its duties.

Indemnification Procedures

As soon as reasonably practicable after becoming aware of any claim that may give rise to indemnification obligations, A. O. Smith or SICO, as applicable, shall give written notice (“Claim Notice”) to the party or parties from which indemnification is sought. The Claim Notice shall describe the claim in reasonable detail and indicate the amount of damages that have been suffered by the indemnified party.

If a third party makes a claim against an indemnified party, the indemnifying party will have the right upon written notice (a “Control Notice”) to conduct the defense against such a third party claim in its own name or, if necessary, in the name of the indemnified party, subject to the following requirements:

•

the indemnifying party must acknowledge in writing that any damages that may be assessed against the indemnified party constitute damages for which the indemnified party may be indemnified under the Merger Agreement;

•	the indemnifying party may not control the defense of a suit or proceeding involving criminal liability or in which any relief other than monetary damages is sought against the indemnified party;

•	the indemnified party must cooperate with the indemnifying party and shall have the right, at its own expense, to participate in the defense;

•

the indemnifying party will not enter into any settlement of any third party claim or stop defending any third party claim without the prior written consent of the indemnified party, provided that the indemnified party may withhold its consent if injunctive or other equitable relief would be imposed against the indemnified party or such settlement or cessation would lead to material liability or financial obligation for the indemnified party, for which the indemnified party is not entitled to indemnification;

•

the indemnified party may employ a separate counsel to be paid by the indemnifying party if the indemnified party is named in the third party claim and it is determined that the indemnified party and indemnifying party have conflicting interests or different defenses in connection with the third party claim; and

•	the indemnifying party consents to the nonexclusive jurisdiction of any court in which a claim or cause of action in respect to a third party claim is brought against any indemnified party.

Furthermore, the Shareholders’ Representative shall act as nominee for the former SICO stockholders with respect to any claim for indemnification against the Escrow Shares.

Limits on Indemnification; Calculation of Damages

When pursuing the collection of damages pursuant to the indemnification provisions, the A. O. Smith indemnified parties must first proceed against SpinCo before pursuing any claim against the Escrow Shares. If SpinCo does not satisfy all damages for which payment is due with respect to a claim within 15 days after agreement that payment is due or a final judgment, the A. O. Smith indemnified parties may proceed against the Escrow Shares, which represent the sole and exclusive source of satisfaction and payment for any indemnification claims against the former SICO stockholders.

Damages will be calculated after giving effect to any amount received by the indemnified party under any insurance coverage or any contribution from any third party for the claim and after giving effect to any tax benefit resulting from the claim when realized by the indemnified party. For this purpose, tax benefits with respect to A. O. Smith and its subsidiaries are treated as realized only to the extent that by the due date (including extensions) of the tax return for the last period from which losses or credits can be carried back, A. O. Smith and its subsidiaries have not otherwise generated a loss or credit to offset the income or tax that would have been reduced by the potential tax benefit. If a tax benefit will not be realized until after the indemnification payment is due, the indemnifying party is required to pay the full indemnification amount and the indemnified party will be obligated to pay the amount of the tax benefit to the indemnifying party when realized. The right to receive payment for these tax benefits shall survive indefinitely.

The A. O. Smith indemnified parties do not have any rights to indemnification for damages pursuant to the Merger Agreement to the extent that any such damages result from or arise out of any information of A. O. Smith that is incorporated by reference in this joint proxy statement/prospectus.

Furthermore, SpinCo waives any right to:

•	seek contribution or other payment from SICO with respect to damages for which SpinCo is required to indemnify A. O. Smith indemnified parties; or

•	bring a claim against current or former directors of A. O. Smith as a result of damages for which SpinCo is required to indemnify A. O. Smith indemnified parties.

Payment for Tax Benefit Items

A. O. Smith is required to pay to the Shareholders’ Representative for the account of the former SICO stockholders the amount of any tax refunds relating to SICO received by A. O. Smith or its subsidiaries after the effective time with respect to any pre-closing tax period and any tax benefits relating to SICO (including SICO’s net operating loss carryforwards) actually realized by A. O. Smith or its subsidiaries after the effective time of the merger. For this purpose, tax benefits with respect to A. O. Smith and its subsidiaries are treated as realized to the extent that, by the due date (including extensions) of the tax return for the last period from which losses or credits can be carried back, A. O. Smith and its subsidiaries have not otherwise generated a loss or credit to offset the income or tax that would have been reduced by the potential tax benefits. The right to receive payment for these tax benefits shall survive indefinitely.

Termination

Under the terms of the Merger Agreement, the Merger Agreement may be terminated at any time prior to the effective time of the merger:

•	by mutual written consent of A. O. Smith, MergerCo and SICO;

•	by either of SICO, on one hand, or A. O. Smith or MergerCo, on the other hand:

–	if the required SICO stockholder vote is not obtained at the SICO stockholder meeting or the required A. O. Smith stockholder votes are not obtained at the A. O. Smith stockholder meeting;

–

if any governmental authority of competent jurisdiction has issued an injunction or taken any other action, which permanently restrains, enjoins or otherwise prohibits the consummation of the merger; or

–	if the consummation of the merger does not occur on or before September 30, 2009;

•

by A. O. Smith or MergerCo, on one hand, or SICO, on the other hand, if there has been a breach of any representation, warranty, covenant or agreement of the other party contained in the Merger Agreement, which would result in a failure of any of the closing conditions of the non-breaching party, that cannot reasonably be cured prior to September 30, 2009; provided, however, that the non-breaching party shall have given the breaching party written notice of such breach, delivered at least 20 days prior to such termination; or

•

by A. O. Smith or MergerCo, on one hand, or SICO, on the other hand, if the board of directors of the other party has withdrawn or modified its recommendation to consummate the merger in a manner that adversely affects the transactions contemplated by the Merger Agreement.

A. O. SMITH AMENDED CHARTER

The following summary describes proposed changes to the A. O. Smith Existing Charter by the A. O. Smith Amended Charter. This summary may not contain all of the information about the A. O. Smith Amended Charter that is important to you. The A. O. Smith Amended Charter is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference in this joint proxy statement/prospectus, and A. O. Smith encourages you to read it carefully in its entirety for a more complete understanding.

General

The Merger Agreement provides that, as a condition to the merger, the A. O. Smith Existing Charter be amended and restated and filed with the Secretary of State for the State of Delaware. The proposed A. O. Smith Amended Charter will provide for:

•

an increase, solely for purposes of completing the merger, in the total number of authorized shares of A. O. Smith Class A common stock that A. O. Smith can issue from 14,000,000 shares to 22,067,252 shares;

•

an increase in the percentage of members of the A. O. Smith board of directors that holders of A. O. Smith common stock, voting as a separate class, elect from 25% to 33-1/3% of the members of the board of directors (if such 33-1/3 % is not a whole number, then rounding up to the nearest whole number of directors (or four of the ten directors));

•	shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock, subject to certain exceptions, upon transfer to unaffiliated third parties; and

•

all shares of A. O. Smith Class A common stock to convert automatically into A. O. Smith common stock once the outstanding shares of A. O. Smith Class A common stock fall below 2,397,976 shares, which is approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement.

Increase in the Number of Authorized Shares of A. O. Smith Class A Common Stock

Pursuant to the merger, A. O. Smith will issue new shares of A. O. Smith Class A common stock and A. O. Smith common stock to the former SICO stockholders. The A. O. Smith Existing Charter does have a sufficient number of authorized but unissued shares of A. O. Smith Class A common stock for A. O. Smith to issue the requisite number of shares of A. O. Smith Class A common stock included in the Merger Consideration. The A. O. Smith Amended Charter will increase, solely for purposes of completing the merger, the authorized number of shares of A. O. Smith Class A common stock from 14,000,000 shares to 22,067,252 shares. Following the effective time of the merger, A. O. Smith will cancel the shares of A. O. Smith Class A common stock currently held by SICO, as described above in “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 87. Under the A. O. Smith Amended Charter, A. O. Smith will be prohibited from reissuing such shares of A. O. Smith Class A common stock after they are cancelled, so that the total number of shares of A. O. Smith Class A common stock that A. O. Smith is authorized to issue will return to 14,000,000.

Increase in the Number of Directors the Holders of A. O. Smith Common Stock are Entitled to Elect

Currently, the A. O. Smith Existing Charter provides that the holders of A. O. Smith common stock, voting as a class, elect 25% of the members of A. O. Smith’s board of directors. The A. O. Smith Amended Charter will increase this percentage to 33-1/3%. If 33-1/3% of the authorized number of directors is not a whole number, then the holders of A. O. Smith common stock will be entitled to elect the nearest higher whole number of directors that is at least 33-1/ 3% of the board of directors. Holders of A. O. Smith Class A common stock, voting as a separate class, will elect the remaining directors. The A. O. Smith Board currently consists of ten directors, with three elected by the A. O. Smith common stock. If A. O. Smith Proposal 2 passes and the A. O. Smith Amended

Charter takes effect, the holders of A. O. Smith common stock will elect four of the ten directors. Effective upon consummation of the merger, the A. O. Smith board of directors has designated Mr. Ronald D. Brown, who is currently a director elected by holders of A. O. Smith Class A common stock as a director elected by the holders of the A. O. Smith common stock to serve until the next annual meeting of the A. O. Smith stockholders.

Conversion of A. O. Smith Class A Common Stock Upon Transfer

The A. O. Smith Amended Charter provides for the automatic conversion to A. O. Smith common stock of any shares of A. O. Smith Class A common stock that are transferred to transferees that are not Permitted Transferees (as defined below in this section). If, after the effective time of the merger, a beneficial owner of shares of A. O. Smith Class A common stock as of the effective time of the merger (an “Existing Class A Holder”) transfers the beneficial ownership of shares of A. O. Smith Class A common stock, whether by sale, assignment, gift, bequest, appointment or otherwise, to a transferee who is not a Permitted Transferee, then each share of A. O. Smith Class A common stock that is transferred shall automatically be converted into one share of A. O. Smith common stock. The A. O. Smith Amended Charter contains a provision providing a holder of A. O. Smith Class A common stock 30 days to cure an inadvertent non-permitted transfer or a non-permitted transfer made with a bona fide belief that it was a not a non-permitted transfer. When determining whether this automatic conversion applies, “Permitted Transferee” shall mean:

•

with respect to any Existing Class A Holder that is a natural person (each of the following will be referred to as a “Related Party”) the parents, grandparents, siblings, spouses, ex-spouses and issue (either natural or adoptive), spouses and ex-spouses of issue (either natural or adoptive):

–

any trust for the benefit of, the estate of or the legal representative of, any of such Existing Class A Holder or such persons, provided, that any such trust shall qualify as a Related Party notwithstanding that a remainder interest in such trust is for the benefit of any other person;

–	any partnership the partners of which are any such Existing Class A Holder or one or more of such persons; or

–	any limited liability company, corporation or other entity the ownership interests of which are held by any such Existing Class A Holder or one or more of such persons; or

•	with respect to any Existing Class A Holder that is a trust, partnership, limited liability company, corporation or other entity:

–	the beneficiaries of such trust;

–	the partners, members, stockholders or other equity owners of such partnership, limited liability company, corporation or other entity; and

–	the Related Parties of such persons;

•

any lineal descendant of Lloyd R. Smith and any such lineal descendant’s parents, grandparents, siblings, spouses, ex-spouses and issue (either natural or adoptive), spouses and ex-spouses of issue (either natural or adoptive) and:

–

any trust for the benefit of, the estate of or the legal representative of, any such persons, provided, that any such trust shall qualify notwithstanding that a remainder interest in such trust is for the benefit of any other person;

–	any partnership the partners of which are one or more of such persons; or

–	any limited liability company, corporation or other entity the ownership interests of which are held by one or more of such persons.

The A. O. Smith Existing Charter does not include a provision providing for the automatic conversion of A. O. Smith Class A common stock upon its transfer.

Automatic Class A Common Stock Conversion Trigger

The A. O. Smith Amended Charter also includes a provision which provides that once the outstanding shares of A. O. Smith Class A common stock fall below 2,397,976, which is approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement, each outstanding share of A. O. Smith Class A common stock will convert into a share of A. O. Smith common stock. The A. O. Smith Existing Charter does not include such a provision.

Mechanics of Conversion

In the event of an automatic conversion of shares of A. O. Smith Class A common stock, the certificates formerly representing outstanding shares of A. O. Smith Class A common stock subject to automatic conversion will be deemed to represent a like number of shares of A. O. Smith common stock.

AGREEMENTS RELATING TO THE MERGER

The following is a summary of the material provisions of various agreements entered or to be entered into by the parties in connection with or related to the merger. This summary may not contain all of the information that is important to you. You should refer to the full text of the agreements which are attached hereto and are incorporated by reference in this joint proxy statement/prospectus. We encourage you to read them carefully in their entirety for a complete understanding.

SICO Support Agreement

As a condition to the willingness of A. O. Smith to enter into the Merger Agreement, SICO entered into a support agreement with A. O. Smith. The full text of this support agreement is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Pursuant to this agreement, SICO agreed to vote its shares of A. O. Smith Class A common stock and A. O. Smith common stock (including shares of A. O. Smith Class A common stock and A. O. Smith common stock acquired during the term of the support agreement) (a) in favor of the merger and the other transactions contemplated thereby, including the Merger Agreement and any other matter that is on the ballot that facilitates the merger, and (b) against any proposal that would reasonably be expected to prevent or materially delay the consummation of the merger. These shares represent approximately 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and approximately 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class.

Further, while the agreement is in effect and only with respect to SICO’s shares of A. O. Smith Class A common stock and A. O. Smith common stock, SICO has agreed not to:

•	sell, transfer, pledge, encumber, assign or otherwise dispose of any shares, or any interest therein;

•

enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance or other disposition of, or limitation on the voting rights of, any of the shares; or

•

commence or participate in any class action with respect to any claim against A. O. Smith and MergerCo relating to the negotiation, execution and delivery of the support agreement, the Merger Agreement or the consummation of the merger.

The support agreement will terminate upon the earlier of the termination of the Merger Agreement, the withdrawal of the A. O. Smith board of directors recommendation and the effective time of the merger.

Because the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO represent approximately 78.9% of the voting power of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, and 97.1% of the voting power of the total outstanding shares of A. O. Smith Class A common stock, voting as a separate class, stockholders of A. O. Smith holding voting power sufficient to approve the proposals to adopt the Merger Agreement, to adopt the A. O. Smith Amended Charter and to approve the Stock Issuance have agreed to vote in favor of these proposals at the A. O. Smith special meeting.

Smith Family Support Agreement

As a condition to the willingness of A. O. Smith and SICO to enter into the Merger Agreement, certain members of the Smith Family entered into a support agreement. The full text of this support agreement is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. Pursuant to this agreement, such members of the Smith Family agreed to vote their shares of SICO common stock (including any shares of SICO common stock acquired during the term of the support agreement) (a) in favor of the merger and the other transactions contemplated thereby, including the Merger Agreement and any other matter that is on the ballot that facilitates the merger, and (b) against any proposal that would reasonably be expected to prevent or materially delay the consummation of the merger. These shares represent approximately 52.7% of the voting power of the total outstanding shares of SICO common stock. If the Merger Agreement terminates because the SICO board of directors modifies or withdraws its recommendation, these members of the Smith Family have agreed for a period of one year after the termination of the Merger Agreement not to vote in favor of any proposal that resulted in or is related to the change of the SICO board recommendation.

Further, while the agreement is in effect and only with respect to the shares of SICO that each such member of the Smith Family owns, each such member of the Smith Family has agreed not to:

•	sell, transfer, pledge, encumber, assign or otherwise dispose of any shares, or any interest therein;

•

enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance or other disposition of, or limitation on the voting rights of, any of the shares;

•	seek dissenter’s rights from the merger under Nevada law; or

•

commence or participate in any class action with respect to any claim against A. O. Smith and MergerCo relating to the negotiation, execution and delivery of the support agreement, the merger Agreement or the consummation of the merger.

The support agreement will terminate upon the earlier of the termination of the Merger Agreement, the withdrawal of the A. O. Smith board recommendation and the effective time of the merger.

Because the shares of SICO common stock held by the members of the Smith Family who signed the Smith Family support agreement represent approximately 52.7% of the voting power of the total outstanding shares of SICO common stock, stockholders of SICO holding voting power sufficient to approve the proposal to approve the Merger Agreement have agreed to vote in favor of the proposal to approve the Merger Agreement at the SICO special meeting.

Stockholder Agreement

As a condition to the willingness of A. O. Smith to enter into the Merger Agreement and to the formation of the voting trust contemplated by the voting trust agreement described below, certain members of the Smith Family entered into a stockholder agreement with A. O. Smith relating to the shares of A. O. Smith Class A common stock and A. O. Smith common stock they will own following the consummation of the merger. The full text of this stockholder agreement is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. Pursuant to this agreement, such stockholders agreed to certain standstill and other obligations with respect to the affairs of A. O. Smith during the term of the agreement.

Specifically, such members of the Smith Family agreed, while the stockholder agreement is in effect, that they will not, without prior written approval of the A. O. Smith board of directors:

•

directly or indirectly participate in or publicly announce an intention to participate in any “solicitation” of “proxies” other than in response to a proxy contest initiated by an unrelated third party;

•

knowingly participate in, or consent to the taking of any stockholder action by consent without a meeting other than in response to a proxy contest initiated by an unrelated third party or otherwise initiated or not opposed by A. O. Smith;

•	submit or solicit stockholder approval for any proposal for consideration at any A. O. Smith annual or special meeting;

•

solicit or commence an alternative acquisition transaction (a transaction where any person acquires more than 50% of the assets or beneficial ownership of more than 50% of any class of stock of A. O. Smith); or

•	agree with any other person to take any of the actions described above.

Holders of A. O. Smith Class A common stock are permitted under the stockholder agreement, without approval of the board of directors of A. O. Smith, (a) to solicit proxies or consents and take action by written consent, solely regarding matters affecting the rights, preferences or privileges of the A. O. Smith Class A common stock and not shared with the holders of A. O. Smith common stock and (b) to elect directors with respect to the A. O. Smith Class A common stock in accordance with the A. O. Smith Amended Charter.

The stockholder agreement will take effect upon the effective time of the merger and will terminate upon the earlier of (a) any termination of the Merger Agreement, (b) three years after the effective time of the merger, (c) the date that all outstanding A. O. Smith Class A common stock automatically converts into A. O. Smith common stock in accordance with the A. O. Smith Amended Charter (described above in “A. O. Smith Amended Charter”), (d) A. O. Smith publicly announces it is being acquired or (e) ten days after a solicitation to acquire A. O. Smith if A. O. Smith does not publicly reject the offer.

Escrow Agreement

Pursuant to the Merger Agreement, A. O. Smith, SpinCo (both in its individual capacity and as the Shareholders’ Representative) and an escrow agent will enter into an escrow agreement for the purpose of providing a source of payment for a period of two years to reimburse A. O. Smith for the payment of any losses for which A. O. Smith is entitled to indemnification pursuant to the Merger Agreement (as discussed above under “The Merger Agreement—Indemnification”). The full text of the form of escrow agreement is attached hereto as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference.

Establishment of Escrow Fund

A. O. Smith will deposit with the escrow agent a number of shares of A. O. Smith common stock that would otherwise be deliverable to holders of SICO common stock pursuant to the Merger Agreement with a market value as of the effective time of the merger that is equal to $15,000,000. In addition, SpinCo may deposit cash with the escrow agent up to five times during the term of the escrow agreement to obtain the release of Escrow Shares. The market value of any Escrow Shares that are released pursuant to any such cash substitution will be determined as of the effective time of the merger.

At the effective time of the merger, A. O. Smith, on behalf of SICO’s stockholders, will deposit with the escrow agent stock certificates representing the Escrow Shares or a book-entry with respect to the Escrow Shares in the escrow agent’s account. Until delivered to A. O. Smith, the Escrow Shares equal to each SICO stockholder’s pro rata percentage of the Escrow Shares shall be registered in the name of such SICO stockholder. Each SICO stockholder’s pro rata percentage will be equal to the number of shares of SICO common stock held by such SICO stockholder divided by the total number of shares of SICO common stock held by all SICO stockholders (other than shares cancelled in accordance with the Merger Agreement or dissenting shares).

Further, the SICO stockholders are entitled to receive any dividends, interest or other earnings earned on the Escrow Shares while in escrow and SpinCo is entitled to receive any interest or other earnings on the escrow cash. Any such earnings will be the sole and exclusive property of the SICO stockholders with respect to earnings on the Escrow Shares and SpinCo with respect to the earnings on the escrow cash. Each SICO stockholder will have the right to vote and grant consents with respect to its Escrow Shares.

If any portion of the escrow fund consists of cash, the escrow agent will invest such cash at the joint written instructions of A. O. Smith and the Shareholders’ Representative.

Indemnification Claims

To make an indemnification claim pursuant to the Merger Agreement (such claims are described above under “The Merger Agreement—Indemnification”) to be paid from the escrow fund, A. O. Smith must provide the Shareholders’ Representative a Claim Notice by the deadline provided in the Merger Agreement.

Undisputed Claims

If the Shareholders’ Representative does not provide a Counter Notice disputing either A. O. Smith’s indemnification claims or estimate within 30 days following receipt by the Shareholders’ Representative of the Claim Notice, then the claim will be deemed established under the escrow agreement, and the escrow agent will promptly deliver to A. O. Smith from the escrow fund:

•	cash in an amount equal to the indemnification amount claimed; and

•

if the cash is not sufficient to satisfy the indemnification amount, shares in an amount equal to the unsatisfied indemnification amount, with the market value of such Escrow Shares to be determined as of the date of the delivery of the Escrow Shares.

Disputed Claims

If the Shareholders’ Representative provides a Counter Notice within 30 days following the receipt by the Shareholders’ Representative of the Claim Notice, the escrow agent will deliver within 3 business days the appropriate amount of cash and/or shares only in accordance with

•	joint written instructions of A. O. Smith and the Shareholders’ Representative; or

•	a final judgment with no further right to appeal, upon an award rendered by a court of competent jurisdiction.

Termination of Escrow

The escrow agent shall release the escrowed cash in the escrow fund to SpinCo and the Escrow Shares in the escrow fund to the former SICO stockholders in accordance with their respective pro rata percentage, 24 months after the effective time of the merger. However, the escrow fund is to retain 110% of the aggregate amount of any indemnification claims outstanding on the escrow release date until all such claims have been resolved.

Early Release of Shares

If, prior to the termination of the escrow, all legal proceedings related to the merger have been settled by the parties thereto or there has been a final judgment with respect to such legal proceedings, A. O. Smith and the Shareholders’ Representative will provide joint written instructions to the escrow agent authorizing the escrow agent to distribute a portion of the escrow fund to the former SICO stockholders. After such distribution, the escrow fund must retain an aggregate value of $7,500,000 of escrowed cash and Escrow Shares, plus an amount equal to the amount by which aggregate indemnification amount of all pending claims exceeds $3,000,000. Each former SICO stockholder will receive a portion of the escrow fund distributed to SICO stockholders in accordance with such stockholder’s respective pro rata percentages.

Voting Trust Agreement

In connection with the Merger Agreement, certain members of the Smith Family may enter into a voting trust agreement. After giving effect to the merger, these members of the Smith Family are expected to own approximately 41.4% of the total voting power of the outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, taken together as a single class, and approximately 51.6% of the voting power of the outstanding shares of A. O. Smith Class A common stock, as a separate class. The full text of the form of voting trust agreement is attached as Annex G to this joint proxy statement/prospectus and is incorporated herein by reference. Pursuant to this agreement, each such member of the Smith Family will agree to deposit his, her or its shares of A. O. Smith Class A common stock and A. O. Smith common stock with the trustees and, in effect, assign all rights and powers incident to the ownership of those shares to the trustees. Such members of the Smith Family may withdraw part or all of their shares held in trust upon the trustees’ unanimous consent, which shall not be withheld without good cause.

Rights and Duties of Trustees

Among others specified in the voting trust agreement, each trustee will have the following duties and rights with respect to the shares held in trust:

•	vote the shares either in person or by proxy;

•	make pro rata distributions to the beneficiaries of any cash or property received by reason of the shares;

•	give the beneficiaries prompt notice of the issuance or granting of any warrants or rights to subscribe to any security issued by A. O. Smith;

•

unless directed otherwise, use and/or exchange A. O. Smith common stock held by the trust as consideration for the purchase of A. O. Smith Class A common stock available to the trust from time to time;

•	become parties to or participate in proceedings affecting the shares, A. O. Smith or the powers and duties of the trustees;

•	exchange shares of A. O. Smith common stock held in trust for shares of A. O. Smith Class A common stock;

•	borrow or arrange for borrowing for the purpose of purchasing additional shares;

•	vote for himself or herself as a director of A. O. Smith;

•	take action with the approval of a majority of the trustees then qualified as trustees;

•	keep proper records with respect to the trust assets and beneficiaries; and

•

hold office until he or she resigns, dies, becomes incapacitated, or refuses to act or is removed by the beneficiaries possessing trust interests representing at least 66-2/3% of the voting power of all shares held by the trustees.

Transfers and Withdrawals

The shares held in trust are transferable only on the books of the trustees, where the transferee will be substituted for the previously registered owner. The transferee, however, must be a member of the Smith Family. Additionally, if the transferee is not a depositor under the voting trust agreement, then the transferee will not become a depositor simply as a result of the transfer.

Whenever a beneficiary wishes to withdraw from the trust, or sell or otherwise transfer or dispose of any or all of his, her or its shares deposited in the trust, or whenever such beneficiary ceases to be eligible to be a party to the voting trust agreement, the following procedures must be observed:

•	if the beneficiary is no longer an eligible party to the voting trust agreement, the trustees must give notice to the stockholder of the termination of eligibility;

•	if the beneficiary intends to withdraw or transfer his, her or its shares, the trustees must give notice of the intended withdrawal and/or transfer to the trustees’ secretary;

•

if shares of A. O. Smith Class A common stock are being transferred or withdrawn, they shall automatically be exchanged for shares of A. O. Smith common stock held by the trust to the extent available in the trust;

•

if a beneficiary provides a notice of withdrawal, it will constitute an offer to sell his, her or its shares to the trust at a price per share equal to the average closing sales price per share of A. O. Smith common stock as traded on the NYSE for the ten trading days prior to the proposed withdrawal;

•

if sufficient interest has been expressed by the beneficiaries upon their deposit with the trust, trustees may do any of the following: (a) purchase A. O. Smith common stock from other sources for the purpose of exchanging shares of the common stock for shares of A. O. Smith Class A common stock pursuant to the point above; (b) purchase for cash some or all of the shares that are A. O. Smith Class A common stock; or (c) subject to the prior written consent of the beneficiaries, purchase for cash some or all of the shares that are A. O. Smith common stock;

•	a beneficiary is permitted to withdraw his, her or its offer of sale at any time prior to the time of transfer or withdrawal; and

•

if the trust does not purchase any or all of the shares, the withdrawing beneficiary may withdraw the shares that were not purchased and the trustees will cause A. O. Smith to promptly deliver to that withdrawing beneficiary certificates or other evidence of ownership as may be provided by A. O. Smith for such shares.

The voting trust agreement may be terminated at any time by vote of the beneficiaries having trust interests representing at least 75% of the voting power of the shares held in trust. Otherwise, the agreement will remain in effect for 30 years, and will automatically renew for additional 30 year renewal periods thereafter.

ACCOUNTING TREATMENT

The pending transaction between A. O. Smith and SICO will be accounted for as a reverse acquisition with SICO as the accounting acquirer and A. O. Smith as the accounting acquiree (which is the surviving entity for legal purposes). As this is a common control transaction under FAS 141(R) Business Combinations, the transaction will be accounted for as an equity transaction under FAS 160 Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 as the acquisition of a noncontrolling interest and will not require purchase accounting.

Furthermore, because SICO is treated as the continuing reporting entity for accounting purposes, the reports filed by A. O. Smith, as the surviving corporation in the transaction, after the date of the transaction will parallel the financial reporting required under United States generally accepted accounting principles and SEC reporting rules as if SICO were the legal successor to its reporting obligation as of the date of the transaction. Accordingly, prior period financial information presented in the A. O. Smith financial statements will reflect the historical activity of SICO.

REGULATORY APPROVALS

To complete the merger, A. O. Smith and SICO are required to obtain approvals or consents from, or make filings with, various regulatory authorities. These regulatory approvals and filings include (a) the IRS Letter Ruling, which is described in “Material United States Federal Income Tax Consequences of the Merger” and (b) confirmation from the NYSE that no supplemental listing application is required with respect to the Stock Issuance. A. O. Smith and SICO currently are not aware of additional material governmental consents, approvals or filings that are required prior to the parties’ consummation of the merger, and the merger and transactions contemplated by the Merger Agreement are not subject to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In the event additional material consents, approvals or filings are required to complete the merger, it is presently contemplated that such consents, approvals or filings will be sought or made. The parties’ obligations to complete the merger are conditioned upon receipt of required regulatory approvals and the absence of any pending action by a court or the government to enjoin the merger, make the consummation of the merger illegal or otherwise prohibit the merger. See “The Merger Agreement—Conditions to Obligations to Complete the Merger” beginning on page 96.

A. O. Smith and SICO will seek to complete the merger in the second quarter of 2009. While A. O. Smith and SICO currently do not expect any action by a regulatory authority to enjoin or prohibit the merger or otherwise impose conditions upon or changes to the merger, there can be no assurance that there will not be any such actions, conditions or changes, and any such actions, conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on the parties or limiting revenues following the merger, any of which might have a material adverse effect on A. O. Smith or MergerCo following the merger. Neither A. O. Smith nor SICO is obligated to complete the merger if any such conditions, individually or in the aggregate, would result in a material adverse change under the terms of the Merger Agreement. See “Risk Factors” beginning on page 29.

For information relating to existing or potential future legal proceedings seeking to enjoin the merger, among other things, see “The Merger—Legal Proceedings Regarding the Merger” beginning on page 84 and “Risk Factors” beginning on page 29.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

A. O. Smith Stockholders

There are no United States federal income tax consequences of the merger to A O. Smith stockholders with respect to their shares of A. O. Smith Class A common stock or A. O. Smith common stock.

SICO Stockholders

The following discussion summarizes the material United States federal income tax consequences of the merger to SICO’s stockholders. This discussion is not a complete analysis of all the potential United States federal income tax consequences of the merger to SICO stockholders, nor does it address any tax consequences arising under any state, local or foreign tax laws, the federal estate tax or gift tax laws, or any other United States federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, all as in effect on the date hereof. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below.

This discussion is limited to SICO stockholders who receive shares of A. O. Smith Class A common stock and A. O. Smith common stock in the merger and who hold SICO common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all United States federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, holders who are not United States persons, United States expatriates or former long-term residents, holders whose functional currency is not the United States dollar, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons holding SICO common stock, A. O. Smith Class A common stock or A. O. Smith common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, persons who hold SICO common stock, or receive A. O. Smith Class A common stock or A. O. Smith common stock in compensatory transactions, or persons deemed to sell the units under the constructive sale provisions of the Code.

THIS DISCUSSION IS A GENERAL SUMMARY AND DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. SICO STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE MERGER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, THE FEDERAL ESTATE OR GIFT TAX LAWS, AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of United States Person

This discussion is limited to SICO stockholders who are United States persons. A United States person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a United States court and in which one or more United States persons has the authority to control all substantial decisions or (b) has validly elected to be treated as a United States person for United States federal income tax purposes.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds SICO common stock or will hold shares of A. O. Smith Class A common stock or A. O. Smith common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, such partnerships and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them.

Material Tax Consequences of Merger

A. O. Smith and SICO intend that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Pursuant to the Merger Agreement, A. O. Smith’s and SICO’s obligations to effect the merger are conditioned on the receipt of the IRS Letter Ruling to the effect that for United States federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

Assuming the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the merger will have the following United States federal income tax consequences:

•

A SICO stockholder will not recognize any gain or loss upon the receipt of shares of A. O. Smith Class A common stock and A. O. Smith common stock in exchange for the stockholder’s SICO common stock, except that gain or loss will be recognized on the receipt of cash instead of a fractional share of A. O. Smith Class A common stock or A. O. Smith common stock. In addition, payments to SICO stockholders for SICO tax benefits, as described below, will be taxable when paid. If a SICO stockholder receives cash instead of a fractional share of A. O. Smith Class A common stock or A. O. Smith common stock, the stockholder will be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of such SICO stockholder’s tax basis in his SICO common stock allocable to that fractional share of A. O. Smith Class A common stock or A. O. Smith common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the SICO common stock so exchanged is more than one year as of the effective time of the merger;

•

A SICO stockholder will have a tax basis in the A. O. Smith Class A common stock and A. O. Smith common stock received in the merger equal to (a) the tax basis of the SICO common stock surrendered by that stockholder in the merger, reduced by (b) any tax basis of the SICO common stock surrendered that is allocable to a fractional share of A. O. Smith Class A common stock or A. O. Smith common stock for which cash is received;

•

The holding period of the shares of A. O. Smith Class A common stock and A. O. Smith common stock received by a SICO stockholder in the merger will include the holding period of the shares of SICO common stock exchanged therefor, assuming the SICO common stock is held as a capital asset; and

•

In the case of a SICO stockholder that holds shares of SICO common stock with differing tax bases, or differing holding periods, Treasury Regulations provide guidance on how such stockholder may allocate his or her tax basis to shares of A. O. Smith Class A common stock and A. O. Smith common stock received in the merger. SICO stockholders that hold multiple blocks of SICO common stock are urged to consult their tax advisors regarding the proper allocation of their basis among and holding periods to shares of A. O. Smith Class A common stock and A. O. Smith common stock received in the merger.

Pursuant to the Merger Agreement, A. O. Smith will pay to the SICO stockholders an amount equal to the benefit derived by A. O. Smith from (a) carry-forwards of losses, deductions and other items of SICO and (b) amounts credited against tax of A. O. Smith or any of its subsidiaries attributable to SICO for periods before the closing date. A. O. Smith will also pay to the SICO stockholders any tax refunds of MergerCo that are received by A. O. Smith or its subsidiaries that relate to periods before the closing date. Payments, if any, to the SICO stockholders by A. O. Smith from such credits, refunds, carry forwards of losses, deductions and the other items of SICO will be taxable when paid to the SICO stockholders.

The IRS Letter Ruling will be based on certain representations as to factual matters made by SICO, A. O. Smith and MergerCo as of the time the transactions are consummated. If any such representations are inaccurate, incomplete or untrue in any material respect as of the effective time of the merger, the tax consequences of the merger and related transactions could differ materially from those described above.

Reporting Requirements

A “significant holder” of SICO stock will be required to retain records pertaining to the merger and will be required to file with such holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger, including:

•	the names and employer identification numbers of all of the parties to the merger;

•	the date of the merger; and

•

the fair market value, determined immediately before the exchange of all of the SICO common stock held by such significant holder that is transferred in the transaction and such significant holder’s basis, determined immediately before the exchange, in the SICO common stock.

A “significant holder” is a SICO stockholder if, immediately prior to the exchange, such holder:

•	owned at least 5% (by vote or value) of the total outstanding stock of SICO; or

•	owned securities in SICO with a basis of $1,000,000 or more.

Information Reporting and Backup Withholding

A SICO stockholder may be subject to information reporting and backup withholding in connection with any cash payments made in connection with the merger, unless such stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the stockholder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

The foregoing discussion of the material United States federal income tax consequences of the merger is not intended to be legal or tax advice to any particular SICO stockholder. Tax matters regarding the merger are complicated, and the tax consequences of the merger to any particular SICO stockholder will depend on that stockholder’s particular circumstances. SICO stockholders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

THE COMPANIES

A. O. Smith

A. O. Smith is a leading manufacturer of water heating equipment and electric motors, serving a diverse mix of residential, commercial and industrial end markets principally in North America with a growing global presence. A. O. Smith is comprised of two reporting segments: Water Products and Electrical Products. The Water Products business manufactures and markets a comprehensive line of residential gas and electric water heaters, standard and specialty commercial water heating equipment, high-efficiency copper-tube boilers, and water systems tanks and offers its water heating products in North America, Europe, India and China. The Electrical Products business manufactures and markets a comprehensive line of hermetic motors, fractional horsepower alternating current (AC) and direct current (DC) motors. A. O. Smith is also one of the largest manufacturers of electric motors for residential and commercial applications in North America.

A. O. Smith is a reporting company with the SEC. A. O. Smith common stock trades on the NYSE under the symbol “AOS,” and A. O. Smith Class A common stock is quoted on the OBB under the symbol “SAOSA.” Its executive offices are located at 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, Telephone: (414) 359-4000.

For a detailed description of A. O. Smith’s business, the latest financial statements of A. O. Smith, management’s discussion and analysis of A. O. Smith’s financial condition and results of operations, a description of the A. O. Smith common stock and other important information concerning A. O. Smith, see A. O. Smith’s Annual Report on Form 10-K for the year ended December 31, 2007, Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2008 and all other documents filed with the SEC pursuant to Section 13(a) and 15(d) of the Exchange Act since December 31, 2007, which are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 138.

Description of A. O. Smith Class A Common Stock to be Registered

The following summary of the material terms of A. O. Smith Class A common stock is not intended to be a complete summary of all the rights and preferences of A. O. Smith Class A common stock. A. O. Smith urges you to read the A. O. Smith Amended Charter for a complete description of the rights and preferences of A. O. Smith Class A common stock. A copy of the A. O. Smith Amended Charter is attached to this joint proxy statement/prospectus and is incorporated by reference. See “Where You Can Find More Information” beginning on page 138. Additionally, the DGCL may affect the terms of the A. O. Smith Class A common stock. The following summary assumes that the proposals presented in this joint proxy statement/prospectus, including the proposal to adopt the A. O. Smith Amended Charter, are adopted and approved and that the A. O. Smith Amended Charter becomes effective.

General

The A. O. Smith Amended Charter authorizes the issuance of 22,067,252 shares of A. O. Smith Class A common stock, par value $5.00 per share. Under the terms of the A. O. Smith Amended Charter, A. O. Smith is prohibited from reissuing any of the shares of A. O. Smith Class A common stock held by SICO after such shares are cancelled in accordance with the terms of the Merger Agreement.

Except as described below, shares of A. O. Smith Class A common stock and A. O. Smith common stock have the same rights and privileges, rank equally, share ratably and are in all respects identical. The rights, preferences and privileges of holders of A. O. Smith Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of A. O. Smith preferred stock which A. O. Smith may issue in the future.

A. O. Smith Class A common stock is quoted on the OBB under the symbol “SAOSA.” As of January 27, 2009, A. O. Smith had outstanding 8,239,267 shares of Class A common stock, 21,938,440 shares of A. O. Smith common stock and no shares of preferred stock.

Dividend Rights

Holders of A. O. Smith Class A common stock shall be entitled to receive dividends, including share distributions, when and as declared by the board of directors. However, before A. O. Smith pays or sets apart for payment any dividends, other than share distributions, to the holders of A. O. Smith Class A common stock or A. O. Smith common stock, the holders of the A. O. Smith preferred stock, if any, shall be entitled to receive dividends at the applicable rate specified for such series of preferred stock. All dividends on A. O. Smith’s preferred stock, if any, are cumulative.

Whenever A. O. Smith pays a dividend, other than a share distribution, to the holders of A. O. Smith Class A common stock, it must also pay to the holders of A. O. Smith common stock a dividend per share at least equal to the dividend per share paid to the holders of the A. O. Smith Class A common stock. A. O. Smith may pay dividends, other than share distributions, to holders of A. O. Smith common stock in excess of dividends paid, or without paying any dividends, to holders of A. O. Smith Class A common stock.

If at any time A. O. Smith pays a distribution of shares of A. O. Smith Class A common stock or A. O. Smith common stock, such share distribution may be declared and distributed only as follows:

•

Shares of either the A. O. Smith Class A common stock or the A. O. Smith common stock may be distributed on shares of that class (the “first class”), provided that there is declared and paid a simultaneous distribution of shares of the other class of stock (the “second class”) to the holders of the second class, which simultaneous distribution shall consist of a number of shares of the second class equal, on a per share basis, to the number of shares of the first class which are distributed to holders of the first class.

•

Subject to any limitations under the laws of the State of Delaware, shares of the first class may be distributed on shares of the second class; provided that A. O. Smith declares and pays a simultaneous distribution of shares of the first class to holders of shares of the first class, which simultaneous distribution shall consist of a number of shares of the first class equal, on a per share basis, to the number of shares of the first class which are distributed to holders of the second class.

•

A. O. Smith shall not combine or subdivide shares of the first class without making a simultaneous combination or subdivision of shares of the second class which is equal, on a per share basis, to the combination or subdivision of the shares of the first class.

Voting Rights

Voting power for A. O. Smith is divided between the A. O. Smith Class A common stock and the A. O. Smith common stock. Holders of A. O. Smith Class A common stock are entitled to one vote for each share held of record on all matters to be voted on by A. O. Smith stockholders, and holders of A. O. Smith common stock are entitled to 1/10th vote per share held of record on all matters to be voted on by A. O. Smith stockholders. Generally, on all matters other than those specified in this description and the A. O. Smith Amended Charter, the holders of A. O. Smith Class A common stock and A. O. Smith common stock shall vote together as a single class (subject to any voting rights which may be granted to holders of A. O. Smith preferred stock).

Holders of A. O. Smith Class A common stock, voting as a class, are entitled to elect the remaining number of directors after the holders of the A. O. Smith common stock, voting as a separate class (subject to any voting rights which may be granted to holders of A. O. Smith preferred stock), elect the number of directors which constitutes 33-1/3% of the A. O. Smith board of directors (if such 33-1/3% is not a whole number, then rounding up to the nearest whole number of directors (or four of the ten directors)).

If the number of issued and outstanding shares of A. O. Smith Class A common stock falls below 12.5% of the aggregate number of issued and outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, the holders of A. O. Smith common stock, voting as a separate class, will continue to elect the number of directors which constitutes 33-1/3% of the A. O. Smith board of directors, but all classes of A. O. Smith stock will vote together on the election of the remaining directors, with holders of A. O. Smith Class A common stock having one vote per share, and holders of A. O. Smith Common Stock having 1/10th vote per share. If the number of issued and outstanding shares of A. O. Smith Class A common stock falls below 2,397,976 shares, which is approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of December 9, 2008, the shares of A. O. Smith Class A common stock automatically convert to A. O. Smith common stock, as described below, and the holders of A. O. Smith common stock will elect all of the directors.

If the number of issued and outstanding shares of A. O. Smith common stock falls below 10% of the aggregate number of issued and outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, all classes of A. O. Smith common stock will vote together on the election of all directors, with holders of A. O. Smith Class A common stock having one vote per share and holders of A. O. Smith common stock having 1/10th vote per share.

Holders of A. O. Smith Class A common stock are entitled to vote as a separate class (subject to any voting rights which may be granted to holders of A. O. Smith preferred stock) on the removal, with or without cause, of any director elected by the holders of A. O. Smith Class A common stock.

At the discretion of the A. O. Smith board of directors, (a) holders of A. O. Smith Class A common stock, voting as a separate class (subject to any voting rights which may be granted to holders of A. O. Smith preferred stock), may fill any vacancy in the office of a director elected by the holders of A. O. Smith Class A common stock, or (b) in the case of a vacancy in the office of a director elected by either the holders of A. O. Smith Class A common stock or A. O. Smith common stock, such vacancy may be filled by the remaining members of the A. O. Smith board of directors.

Holders of A. O. Smith Class A common stock have exclusive voting power on all matters at any time when no A. O. Smith common stock is issued and outstanding, and holders of A. O. Smith common stock shall have exclusive voting power on all matters at any time when no A. O. Smith Class A common stock is issued and outstanding (subject, in each case, to any voting rights which may be granted to holders of A. O. Smith preferred stock).

The authorization of (a) the holders of A. O. Smith Class A common stock and A. O. Smith common stock, voting together as a single class, representing a majority of the votes represented by the total number of outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock and (b) the holders of A. O. Smith Class A common stock, voting as a separate class, representing a majority of the outstanding shares of A. O. Smith Class A common stock is required for any amendment to the A. O. Smith Amended Charter that (i) excludes or limits the rights of holders of A. O. Smith Class A common stock to vote on any matter, subject to certain exceptions, (ii) with respect to A. O. Smith Class A common stock, reduces the par value of such shares, changes such shares into a different number of shares of the same class or into the same or a different number of shares of any one or more classes or any series thereof, fixes, changes or abolishes the designation or any of the relative rights, preferences and limitations of such shares, the redemption of any such shares or any sinking fund for the redemption or purchase of such shares or any preemptive right to acquire such shares or other securities or alters the terms or conditions upon which such shares are convertible or changes the shares of A. O. Smith Class A common stock issuable upon conversion of such shares, in each case, if any such action would adversely affect the holders of A. O. Smith Class A common stock or (iii) subordinates the rights of the holders of A. O. Smith Class A common stock by authorizing shares having preferences which would be superior, in any respect, to their rights.

The affirmative vote of the holders of all outstanding shares of A. O. Smith stock, voting together as a single class, representing at least 66-2/3% of the votes represented by the total number of all outstanding shares of A. O. Smith stock is required for the adoption or approval of (a) any plan of merger or consolidation (in addition to any approval rights described in the previous paragraph), (b) any sale, lease, exchange or other disposition of all or substantially all of the assets of A. O. Smith, which is not made in the usual course of business of A. O. Smith and (c) any amendment to the A. O. Smith Amended Charter which changes or strikes out any provision specifying that (i) the holders of the proportion of shares of A. O. Smith stock, or the proportion of shares of any class or series thereof, required to be present in person or by proxy at any meeting of stockholders of A. O. Smith in order to constitute a quorum shall be greater than the proportion prescribed by law in the absence of such provision or (ii) that the proportion of votes of the holders of shares of A. O. Smith stock, or of the holders of shares of any class or series thereof, required at any meeting of stockholders be greater than such proportion prescribed by law in the absence of such provision.

The affirmative vote of the holders of all outstanding shares of A. O. Smith stock, voting together as a single class, representing at least a majority of the votes represented by the total number of all outstanding shares of A. O. Smith stock is required for the adoption or approval of any amendment to the A. O. Smith Amended Charter that adds a provision (i) specifying that any stockholders, the holders of any specified number or proportion of shares of A. O. Smith stock, or of any specified number or proportion of shares of any class or series thereof, may require the dissolution of A. O. Smith at will or upon the occurrence of a specified event or (ii) which changes or strikes out such a provision contained in the A. O. Smith Amended Charter.

Voluntary Conversion Rights

At any time, the holder of any A. O. Smith Class A common stock is entitled to convert each share of A. O. Smith Class A common stock that it holds into one share of A. O. Smith common stock.

Automatic Conversion

Each share of A. O. Smith Class A common stock will convert automatically into one share of A. O. Smith common stock if the total number of issued and outstanding shares of A. O. Smith Class A common stock falls below 2,397,976 shares, which is approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of December 9, 2008.

Additionally, each share of A. O. Smith Class A common stock transferred to any person other than a Permitted Transferee will convert automatically into one share of A. O. Smith common stock. Pursuant to the A. O. Smith Amended Charter, such transfer restrictions apply to any Existing Class A Holder and any Permitted Transferee of such Existing Class A Holder to whom A. O. Smith Class A common stock has been transferred. A holder of A. O. Smith Class A common stock has a period of 30 days to cure an inadvertent non-permitted transfer or a non-permitted transfer made with a bona fide belief that it was a not a non-permitted transfer. The terms “Existing Class A Holder” and “Permitted Transferee” are described in more detail under “A. O. Smith Amended Charter—Conversion of A. O. Smith Class A Common Stock Upon Transfer.”

Liquidation Rights

In the case of a voluntary or involuntary liquidation, the holders of shares of A. O. Smith Class A common stock are not entitled to receive assets, including unpaid dividends, until the holders of any outstanding shares of A. O. Smith preferred stock receive the amounts to which they are entitled.

Preemptive Rights

Holders of A. O. Smith Class A common stock are not entitled to preemptive rights with respect to any class of A. O. Smith stock that may be issued.

Transfer Restrictions

A. O. Smith Class A common stock is subject to the transfer restrictions described above under “—Automatic Conversion.”

Transfer Agent

The transfer agent and registrar for the A. O. Smith Class A common stock is Wells Fargo Bank Minnesota, N.A.

MergerCo

MergerCo, a Delaware limited liability company and a direct, wholly-owned subsidiary of A. O. Smith, was formed solely for the purpose of facilitating the merger. MergerCo has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement.

MergerCo’s executive offices are located at 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, Telephone: (414) 359-4000.

SICO

SICO, a Nevada corporation, is a holding company with headquarters in Milwaukee, Wisconsin. Shares of A. O. Smith Class A common stock and A. O. Smith common stock are SICO’s principal asset, representing a control position in A. O. Smith.

SICO common stock is quoted on the Pink Sheets under the symbol “SMIC”.

The executive offices of SICO are located at 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, Telephone: (414) 359-4030.

Recent Developments

On January 19, 2009, SICO completed the distribution of all of SICO’s ownership interests in SpinCo in a taxable transaction to the SICO stockholders on a pro rata basis (the “Spin-Off”). SpinCo’s assets and liabilities, which it received as a contribution from SICO prior to the Spin-Off, are primarily related to the multicolor printing and related services business conducted through Berlin Industries, and the commercial warehousing, trucking and packaging business conducted through Central States. Pursuant to the Merger Agreement, SpinCo has agreed to indemnify A. O. Smith for certain liabilities. See “—SpinCo,” beginning on page 119.

SpinCo

SpinCo is a Delaware limited liability company formed by SICO in connection with the Spin-Off and to facilitate the merger. On January 19, 2009, SICO completed the Spin-Off. Prior to the Spin-Off, SpinCo received a contribution from SICO of substantially all of SICO’s assets and liabilities, other than the shares of A. O. Smith Class A common stock and A. O. Smith common stock held by SICO. These assets and liabilities are primarily related to the multicolor printing and related services business conducted through Berlin Industries, and the commercial warehousing, trucking and packaging business conducted through Central States.

As of November 1, 2008, Central States entered into an agreement to sell substantially all of the assets of its commercial warehousing, trucking and packaging business to a third party. The transaction was completed on January 21, 2009.

All of the membership units in SpinCo are held by the SICO stockholders as of December 22, 2008, which was the record date for the Spin-Off.

SpinCo is a party to and has certain obligations under the Merger Agreement, which include the obligations to:

•

indemnify A. O. Smith against substantially all of A. O. Smith’s expenses incurred in connection with the merger, any merger-related litigation, and any liabilities of SICO or any of its subsidiaries incurred prior to completion of the merger; and

•	remediate and bring closure to certain outstanding environmental issues relating to a property owned by SICO in Belvidere, Illinois.

The executive offices of SpinCo are located at 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, Telephone: (414) 359-4030.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF SICO

After the Spin-Off, SICO’s only significant asset is its shares of A. O. Smith Class A common stock and A. O. Smith common stock, which in the aggregate represent a control position in A. O. Smith. SICO does not have any other assets or liabilities, except for certain SICO tax benefit items and SICO’s rights and obligations under the Merger Agreement. A. O. Smith management’s discussion and analysis of financial condition and results of operation for A. O. Smith is set forth in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the A. O. Smith Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which sections are incorporated herein by reference. The differences between the consolidated financial data for A. O. Smith and the consolidated financial data for SICO arise principally as a result of the minority interest in A. O. Smith held by the A. O. Smith stockholders other than SICO. The SICO balance sheet includes the consolidated assets and liabilities of A. O. Smith and a minority interest representing the proportionate interest of the non-SICO stockholders of A. O. Smith in the stockholders’ equity of A. O. Smith. The SICO statement of earnings equals the A. O. Smith consolidated statement of earnings with a deduction of a minority interest equal to the pro rata share of the earnings allocable to the non-SICO stockholders of A. O. Smith. The minority interest included in the SICO balance sheet is $560.8 million, $515.0 million and $469.8 million as of September 30, 2008, December 31, 2007 and December 31, 2006, respectively. The minority interest included in the SICO statement of earnings is $51.1 million for the nine months ended September 30, 2008 and $60.4 million, $52.3 million and $31.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF A. O. SMITH

Security Ownership of Directors and Management

The following table shows, as of December 31, 2008, the A. O. Smith common stock and A. O. Smith common stock options exercisable on or before March 1, 2009, beneficially owned by each director, each named executive officer and by all directors and executive officers as a group. None of the directors and executive officers have beneficial ownership of A. O. Smith Class A common stock.

Name	Common Stock (1)		Phantom Stock Units	Options Exercisable Within 60 Days	Percent of Class
Ronald D. Brown	8,730		0	0	*
William F. Buehler	10,227		0	0	*
Gloster B. Current, Jr.	4,687		0	0	*
William P. Greubel	0		4,921	0	*
Paul W. Jones	64,544		42,300	123,734	1.05%
Christopher L. Mapes	14,403		9,400	44,634	*
Ronald E. Massa (2)	26,788		9,400	121,834	*
Terry M. Murphy	0		33,900	17,234	*
Robert J. O’Toole	301,154		0	295,400	2.72%
Ajita G. Rajendra	20,958		9,400	40,634	*
Bruce M. Smith (3)	2,649	(4)	7,160	0	*
Mark D. Smith (3)	8,065		0	0	*
James F. Stern	375		9,700	4,000	*
Idelle K. Wolf	5,563		0	0	*
Gene C. Wulf	7,008		0	0	*
All 20 Directors and Executive Officers as a Group (3)	521,654		150,381	892,170	7.13%

*	Represents less than one percent.

(1)	Except as otherwise noted, all securities are held with sole voting and sole dispositive power.

(2)	Mr. Massa retired on March 1, 2008.

(3)	Excludes shares beneficially owned by SICO.

(4)	Included in this total are 2,649 shares that have been deferred.

Security Ownership of 5% Stockholders

The following table shows persons who may be deemed to be beneficial owners (within the meaning of Rule 13d–3 under the Exchange Act) of more than 5% of any class of A. O. Smith stock. Unless otherwise noted, the table reflects beneficial ownership as of December 31, 2008.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Class A Common Stock	Smith Investment Company* 11270 West Park Place Milwaukee, WI 53224 (1)	8,067,252		97.77%

Class A Common Stock	Smith Family Trusts 11270 West Park Place Milwaukee, WI 53224 (2)	4,253,293		51.62%

Common Stock	Smith Investment Company 11270 West Park Place Milwaukee, WI 53224 (1)	1,559,076	(3)	7.15%

Common Stock	Smith Family Trusts 11270 West Park Place Milwaukee, WI 53224 (2)	829,340	(4)	3.78%

Common Stock	Jeffrey L. Gendell 55 Railroad Avenue Greenwich, CT 06830	2,170,311	(5)	9.95%

Common Stock	T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	2,112,810	(6)	9.69%

Common Stock	The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	1,312,022	(7)	6.00%

Common Stock	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403–1906	1,256,000	(8)	5.76%

Common Stock	Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	1,248,510	(9)	5.73%

*	Throughout the balance of this joint proxy statement/prospectus, Smith Investment Company is referred to as “SICO.”

(1)	Arthur O. Smith and Bruce M. Smith are co-filers with SICO on the Schedule 13D/A that SICO has filed with the SEC.

(2)

The “Smith Family Trusts” are those certain individual members of the Smith Family and trusts for the benefit of certain members of the Smith Family who filed a Schedule 13D/A with the SEC. Each of the trusts has between one and three individual trustees, which include Arthur O. Smith, Bruce M. Smith and other individuals. Decisions of the trustees with respect to the voting and disposition of the shares are made by a vote of a majority of the trustees and, as a result, no single trustee has voting or investment authority over the shares held by any trust with more than one trustee.

(3)

Pursuant to the A. O. Smith Existing Charter, A. O. Smith Class A common stock is convertible at any time at the option of the holder into A. O. Smith common stock on a share-for-share basis. For purposes of computing SICO’s beneficial ownership of A. O. Smith common stock, assuming that all shares of

A. O. Smith Class A common stock held by SICO were converted into A. O. Smith common stock, SICO’s beneficial ownership of A. O. Smith common stock is 9,626,328 shares, which represents 32.2% of the outstanding A. O. Smith common stock.

(4)

Pursuant to the A. O. Smith Existing Charter, A. O. Smith Class A common stock is convertible at any time at the option of the holder into A. O. Smith common stock on a share-for-share basis. For purposes of computing the Smith Family Trusts’ beneficial ownership of A. O. Smith common stock, assuming that all shares of A. O. Smith Class A common stock indirectly held by the Smith Family Trusts were converted into A. O. Smith common stock, the Smith Family Trusts’ beneficial ownership of A. O. Smith common stock is 5,082,633 shares, which represents 19.4% of the outstanding A. O. Smith common stock.

(5)

Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C. and Jeffrey L. Gendell jointly filed a Schedule 13G with the SEC reporting that they collectively beneficially owned an aggregate of 2,170,311 shares of A. O. Smith common stock with shared voting and dispositive power.

(6)

These securities are owned by various individual and institutional investors, including T. Rowe Price Small-Cap Stock Fund, Inc. (which owns 1,717,500 shares of A. O. Smith common stock, representing 7.88% of the A. O. Smith common stock outstanding), for which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(7)	The Vanguard Group, Inc. has sole voting power with respect to 2,813 shares of A. O. Smith common stock and sole dispositive power with respect to 1,312,022 shares of A. O. Smith common stock.

(8)

These securities are beneficially owned by one or more open-or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc. (“FRI”). Franklin Advisory Services, LLC, an investment management subsidiary of FRI, holds 1,245,800 shares of A. O. Smith common stock with respect to which it has sole voting power and 1,256,000 shares of A. O. Smith common stock with respect to which it has sole dispositive power. FRI and its subsidiaries disclaim beneficial ownership of such securities.

(9)

Dimensional Fund Advisors LP (“Dimensional”), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the “Funds.” In its role as investment advisor or manager, Dimensional possesses sole voting power and sole dispositive power with respect to 1,248,510 shares of A. O. Smith common stock. For purposes of the reporting requirements of the Exchange Act, Dimensional may be deemed to be the beneficial owner of the shares held by the Funds. However, Dimensional disclaims beneficial ownership of such securities.

Information on beneficial ownership is based upon Schedules 13D or 13G filed with the SEC and any additional information that any beneficial owners may have provided to us.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SICO

The following table sets forth the number of shares of common stock beneficially owned as of December 31, 2008 by (a) each person or group who beneficially owns more than 5% of the outstanding shares of SICO common stock, (b) each member of SICO’s board of directors, (c) each executive officer and (d) all of SICO’s board of directors and executive officers as a group.

Name of Beneficial Owner (1)	Number of Shares of SICO Common Stock Beneficially Owned	Percent of SICO Common Stock (2)
5% Stockholders
Smith Family Trusts (3)	1,748,844	52.7%

Board of Directors
Edward E. Barr	—	*
Glen R. Bomberger	—	*
Jere D. McGaffey	—	*
Arthur O. Smith (4)	559,824	16.9%
Arthur O. Smith III (5)	124,716	3.8%
Bruce M. Smith (6)	784,146	23.6%
Harold M. Stratton II	500	*

Executive Officers
Wesley A. Ulrich	1,000	*

Directors and executive officers as a group (8 persons)	1,470,186	44.3%

*	Less than 1%.

(1)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of SICO common stock beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)

Calculated on the basis of 3,317,066 shares of SICO common stock outstanding as of December 31, 2008, which is the record date for determining the holders of outstanding of shares of SICO common stock eligible to vote to approve the Merger Agreement.

(3)

The “Smith Family Trusts” are those certain individual members of the Smith Family and trusts for the benefit of certain members of the Smith Family who filed a Schedule 13D/A with the Securities and Exchange Commission on December 10, 2008, and these figures are based solely on the information in such Schedule 13D/A, as updated by representatives of the Smith Family Trusts. Each of the trusts has between one and three individual trustees, which include Arthur O. Smith, Bruce M. Smith and other individuals. Decisions of the trustees with respect to the voting and disposition of the shares are made by a vote of a majority of the trustees and, as a result, no single trustee has voting or investment authority over the shares held by any trust with more than one trustee. The address of the Smith Family Trusts is in care of Arthur O. Smith and Bruce M. Smith at 11270 West Park Place, Milwaukee, Wisconsin 53224.

(4)

Arthur O. Smith beneficially owns 559,824 shares of SICO Common Stock, 6,930 shares of which are held by his wife and 385,681 shares of which are held in trusts of which he or his wife is a trustee for the benefit of persons other than himself, his wife and his children. Mr. Smith disclaims beneficial ownership of the 385,681 shares held by his wife or those trusts. The address of Arthur O. Smith is 11270 West Park Place, Milwaukee, Wisconsin 53224. Also, see “The Merger—Interests of SICO Executive Officers and Directors in the Merger—Interests of Bruce M. Smith and Arthur O. Smith” for further information and certain other interests of Mr. Smith in SICO shares.

(5)

Arthur O. Smith, III disclaims beneficial ownership of 95,985 shares of SICO common stock that are held by trusts for the benefit of persons other than himself, his wife and his children, of which he is a trustee. See “Interests of SICO Executive Officers and Directors in the Merger—Interests of Arthur O. Smith, III” for further information and certain other interests of Mr. Smith in SICO shares.

(6)

Bruce M. Smith beneficially owns 784,146 shares of SICO common stock, 752,934 shares of which are held in trusts for the benefit of persons other than himself, his wife and his children. Mr. Smith disclaims beneficial ownership of the 752,934 shares of SICO common stock held by those trusts. The address of Bruce M. Smith is 11270 West Park Place, Milwaukee, Wisconsin 53224. Also, see “Interests of SICO Executive Officers and Directors in the Merger—Interests of Bruce M. Smith and Arthur O. Smith” for further information and certain other interests of Mr. Smith in SICO shares.

COMPARATIVE RIGHTS OF A. O. SMITH AND SICO STOCKHOLDERS

PRIOR TO AND AFTER THE MERGER

SICO is incorporated under the laws of the State of Nevada and its stockholders’ rights are currently governed by NRS Chapter 78 and the Articles of Incorporation and Bylaws of SICO. In comparison, the rights of A. O. Smith’s stockholders are currently governed by the DGCL, the A. O. Smith Existing Charter and the bylaws of A. O. Smith. If the merger is completed, the SICO stockholders will receive shares of A. O. Smith Class A common stock and A. O. Smith common stock pursuant to the Merger Agreement and will become stockholders of A. O. Smith. Their rights will then be governed by the DGCL, the A. O. Smith Amended Charter, which will be adopted in connection with the merger, and the bylaws of A. O. Smith, which are not being amended in connection with the merger. The material differences between the rights of stockholders of SICO and A. O. Smith, resulting from the differences in their governing documents, are summarized below.

The following summary does not purport to be a complete statement of the rights of SICO stockholders or the rights of A. O. Smith stockholders. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the NRS Chapter 78 and the DGCL, and the governing corporate documents of A. O. Smith and SICO, to which the stockholders of SICO and A. O. Smith are referred. Copies of such governing corporate documents of SICO and A. O. Smith are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 138 of this joint proxy statement/prospectus. The information provided in the table with regard to A. O. Smith refers to A. O. Smith’s capital structure and formation immediately following the effective time of the merger and assumes that the proposals presented in this joint proxy statement/prospectus, including the proposal to adopt the A. O. Smith Amended Charter, will be adopted and approved.

	SICO	A. O. Smith
Authorized Capital	SICO’s authorized capital stock consists of 10,000,000 shares of common stock, $0.10 par value per share.	A. O. Smith’s authorized capital stock consists of 22,067,252 shares of A. O. Smith Class A common stock, $5.00 par value per share; 60,000,000 shares of A. O. Smith common stock, $1.00 par value per share; and 3,000,000 shares of preferred stock, $1.00 par value per share (“the A. O. Smith preferred stock”).

Payment of Dividends	Dividends on SICO common stock may be paid when declared by the SICO board of directors out of funds legally available therefor.	The A. O. Smith board of directors may declare and pay cash dividends to the holders of the A. O. Smith Class A common stock and the A. O. Smith common stock, such dividends are subject to any limitations applicable by the law of the State of Delaware and to the rights of the holders of the A. O. Smith preferred stock. In addition, whenever a cash dividend is paid to the holders of A. O. Smith Class A common stock, A. O. Smith must also pay to the holders of A. O. Smith common stock a dividend per share at least equal to the dividend per share paid to the holders of the A. O. Smith Class A common stock. A. O. Smith may pay cash dividends to holders of A. O. Smith common stock in excess of dividends paid, or without paying dividends, to holders of A. O. Smith Class A common stock.

A. O. Smith has no preferred stock issued and outstanding, but its board of directors has the authority to fix the rights, preferences and limitations of such stock to the fullest extent now or hereafter permitted by applicable law of the State of Delaware, including the rate of dividends thereon.

Voting Rights

Each share of SICO common stock entitles the holder to one vote for all matters upon which SICO stockholders have the right to vote.

A majority of the SICO common stock entitled to vote shall constitute a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

Generally, on all matters other than those specified herein, all classes of A. O. Smith stock will vote together as a class, provided that holders of A. O. Smith Class A common stock shall have one vote per share and the holders of A. O. Smith common stock will have 1/10th vote per share.

Holders of A. O. Smith common stock, voting as a class, are entitled to elect the number of directors which constitutes 33- 1/3% of the A. O. Smith board of directors (if such 33- 1/3% is not a whole number, then rounding up to the nearest whole number of directors (or four of the ten directors)). The holders of A. O. Smith Class A common stock, voting as a class, are entitled to elect the remaining directors.

Once the A. O. Smith Class A common stock falls below 12.5% of the aggregate number of issued and outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, the holders of the A. O. Smith common stock, voting as a class, will continue to elect the number of directors which constitutes 33- 1/3% of the A. O. Smith board of directors and all classes of A. O. Smith stock will vote together on the election of the remaining directors; provided that holders of A. O. Smith Class A common stock will have one vote per share and holders of A. O. Smith common stock will have 1/10th vote per share.

Once the number of issued and outstanding shares of A. O. Smith common stock falls below 10% of the aggregate number of issued and outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, all classes of A. O. Smith stock vote together on the election of directors, provided that holders of A. O. Smith Class A common stock will have one vote per share and holders of A. O. Smith common stock will have 1/10th vote per share.

Liquidation Rights	SICO does not have any authorized shares with a liquidation preference to the SICO common stock.	In the case of liquidation, the holders of shares of A. O. Smith preferred stock will be entitled to receive assets, including unpaid dividends, before any of such assets will be paid to holders of A. O. Smith Class A common stock or A. O. Smith common stock.

Transfer Restrictions	None.	The A. O. Smith Amended Charter provides for the automatic conversion of any shares of A. O. Smith Class A common stock to A. O. Smith common stock that are transferred to transferees that are not Permitted Transferees. See “A. O. Smith Amended Charter” beginning on page 102 of this joint proxy statement/prospectus.

Size of Board of Directors	The bylaws of SICO provide that SICO’s board of directors shall be comprised of seven members. SICO currently has seven directors.	The A. O. Smith Amended Charter and bylaws provides that its board of directors shall consist of at least five members with the fixed number of directors being established from time to time by resolution of its board of directors. A. O. Smith currently has ten directors.

Removal of Directors	A director may resign at anytime upon filing his or her written resignation with the secretary of SICO. A director may be removed, with or without cause, by a vote of the stockholders representing not less than 66- 2/3% of the voting power of the issued and outstanding stock entitled to vote.	A director’s resignation is deemed to be effective upon its receipt by the secretary of A. O. Smith unless some other time is specified therein. A director may be removed at any time, with or without cause, by an affirmative vote of a majority of the shares of A. O. Smith entitled to vote upon such removal. Each of the holders of the A. O. Smith Class A common stock and the A. O. Smith common stock is entitled to vote as a separate class on the removal of a director elected by such holders (subject to, in the case of the A. O. Smith Class A common stock, any rights granted to the holders of the A. O. Smith preferred stock).

Vacancies	Any vacancy in the SICO board of directors may be filled by the vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director.	In the discretion of A. O. Smith’s board of directors, (a) any vacancy in the office of a director elected by the holders of the A. O. Smith Class A common stock may be filled by a vote of such holders, voting as a separate class but subject to any voting rights which may be granted to holders of A. O. Smith preferred stock or by the remaining directors, and (b) any vacancy in the office of a director elected by the holders of the A. O. Smith common stock may be filled by a vote of such holders, voting as a separate class, or by the remaining directors.

Appraisal Rights; Dissenter’s Rights	In Nevada, if (a) the securities of the class entitled to vote on the merger are listed on a national securities exchange or are included	In Delaware, no appraisal rights are available for the shares of any class or series of stock in connection with a merger or

	in the NASDAQ Capital Market or (b) there are more than 2,000 stockholders of record, there are no dissenter’s rights if the merger is (i) with another company listed on a national securities exchange or the NASDAQ Capital Market or (ii) where such company has 2,000 stockholders and nothing other than cash or stock or a combination of cash and stock is being tendered in the merger. These exceptions do not apply to SICO and, accordingly, the SICO stockholders are entitled to dissenters’ rights in connection with the merger. See “—Appraisal Rights; Dissenter’s Rights.”	consolidation if securities of the class entitled to vote are (a) listed on a national securities exchange or (b) held of record by more than 2,000 stockholders. Furthermore, no appraisal rights are available for any shares of stock of a constituent corporation surviving a merger if the merger did not require for its approval the votes of the stockholders of the surviving corporation.

Preemptive Rights	Under Nevada law and the Articles of Incorporation of SICO, the SICO stockholders do not have a preemptive right to acquire SICO’s unissued shares or SICO’s treasury shares, other than as SICO’s board of directors in its discretion may from time to time determine.	Under Delaware law and the A. O. Smith Amended Charter, no holder of A. O. Smith preferred stock, A. O. Smith Class A common stock or A. O. Smith common stock is entitled to preemptive rights to subscribe for, purchase or receive any part of any new or additional issue of stock, whether A. O. Smith preferred stock, A. O. Smith Class A common stock or A. O. Smith common stock, or of bonds, debentures or other securities convertible into stock, or any part of any reacquired shares or convertible securities held in treasury.

Special Meetings of Stockholders and Directors

Stockholders: Special meetings of the stockholders of SICO may be held for any purpose and may be called by the chairman of the board, the president or the board of directors and shall be called by the secretary upon the written request of the holders of a majority of the outstanding shares of SICO entitled to vote at the meeting.

Directors: Special meetings of the board of directors may be called by or at the request of the chairman of the board, the president, the secretary or any two directors.

Stockholders: Special meetings of the stockholders of A. O. Smith may be called upon the written request of the chairman of the board, the chief executive officer, the president or any three directors.

Directors: Special meetings of the board of directors may be called by the secretary and held at the request of the chairman of the board, the chief executive officer, the president or any two directors.

The authority of the board of directors of A. O. Smith may be

	The authority of the board of directors of SICO may be exercised without a meeting if consent in writing, setting forth the action taken, is signed by all of the directors and filed with the minutes of proceedings of the board of directors.	exercised without a meeting if consent in writing, setting forth the action taken, is signed by all of the directors and filed with the minutes of proceedings of the board of directors.

Amendment of Articles or Certificate of Incorporation	SICO reserves the right to amend its Articles of Incorporation in the manner now or hereafter prescribed by the laws of the State of Nevada.

Subject to the voting rights of holders of the A. O. Smith preferred stock, as may be established from time to time, the holders of A. O. Smith Class A common stock and the holders of A. O. Smith common stock are entitled to vote, and to vote as separate classes, upon the authorization of any amendment to the A. O. Smith Amended Charter, and, in addition to the authorization of any such amendment by vote of a majority of the total number of votes represented by all outstanding shares entitled to vote thereon, the amendment shall be authorized by vote of a majority of the total number of votes represented by all outstanding shares of the A. O. Smith Class A common stock and/or the A. O. Smith common stock if such amendment, among other things, would exclude or limit their right to vote on any matter, reduce the par value of their shares or subordinate their rights.

Amendment of Bylaws	The bylaws of SICO provide that they may be altered, amended or modified and new bylaws may be adopted by (a) the stockholders by affirmative vote of not less than a majority of the shares present or represented at any annual or special meeting of the stockholders at which a quorum is in attendance or (b) the board of directors by affirmative vote of a majority of the directors present at which a quorum is in attendance.	Subject to the laws of the State of Delaware, the bylaws of A. O. Smith may be amended and new bylaws may be enacted by the board of directors as in their judgment they deem advisable for the regulation of the conduct of the affairs of A. O. Smith; provided that Article VII of A. O. Smith’s bylaws relating to the indemnification of directors and officers cannot be altered, amended or repealed without the affirmative vote of not less than 66- 2/3% of the stockholders entitled to vote, subject to certain limited exceptions.

Indemnification	The bylaws of SICO provide for the indemnification of SICO’s directors and officers against liabilities and expenses that they may incur in such capacities if such persons acted in good faith and reasonably believe their actions are in, or not opposed to, SICO’s best interests and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful.	A. O. Smith’s bylaws, subject to the conditions and limitations contained therein, require that A. O. Smith indemnify its directors and officers to the fullest extent permitted by Delaware law against liabilities and expenses that they may incur in such capacities.

Annual Meetings of Stockholders	The annual meeting of the stockholders shall be held at such time in April or May of each year as shall be designated by SICO’s board of directors.	The annual meeting of the stockholders of A. O. Smith shall be held at such location, date and time as the board of directors determines by resolution.

Consent of Stockholders in Lieu of Meeting

Any action required or permitted to be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the holders of a majority of the shares of stock entitled to vote upon the action if such meeting were held; provided that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by the statute for the proposed corporate action and provided that prompt notice must be given to all stockholders of the taking of the corporate action without a meeting and by less than unanimous written consent.

The A. O. Smith Amended Charter and the bylaws of A. O. Smith neither provide for nor prohibit stockholder action without a meeting.

COMPARATIVE RIGHTS OF HOLDERS OF A. O. SMITH CLASS A COMMON STOCK PRIOR TO AND AFTER THE MERGER

This section describes the material differences between the rights of the holders of A. O. Smith Class A common stock prior to the merger, on the one hand, and the rights of the holders of A. O. Smith Class A common stock after the merger, on the other hand.

Upon completion of the merger, the A. O. Smith Existing Charter will be amended and restated. The form of the A. O. Smith Amended Charter is attached as Annex B to this joint proxy statement/prospectus. The bylaws of A. O. Smith will not be amended or otherwise modified in connection with the merger. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL, the A. O. Smith Existing Charter, the A. O. Smith Amended Charter and A. O. Smith’s bylaws. The governing instruments are subject to amendment in accordance with their terms. Copies of these governing corporate instruments are available, without charge, to any person, including any holder of A. O. Smith Class A common stock to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 138.

	Before the Merger	After the Merger
Authorized shares of A. O. Smith Class A common stock	There are 14,000,000 authorized shares of A. O. Smith Class A common stock.

There will be 22,067,252 authorized shares of A. O. Smith Class A common stock. Following the effective time of the merger, A. O. Smith will cancel the shares of A. O. Smith Class A common stock currently held by SICO, and A. O. Smith will be prohibited from reissuing any of those shares of Class A common stock, so that the total number of shares of A. O. Smith Class A common stock that A. O. Smith can issue will return to 14,000,000 shares.

Election of Board of Directors

Holders of the A. O. Smith Class A common stock, voting as a class, are entitled to elect the remaining number of directors after the holders of the A. O. Smith common stock, voting as a class, elect the number of directors which constitutes 25% of the A. O. Smith board of directors, subject to rounding as described in “Comparative Rights of A. O. Smith and SICO Stockholders Prior to and After the Merger—Voting Rights”.

Once the number of issued and outstanding shares of A. O. Smith Class A common stock falls below

Holders of the A. O. Smith Class A common stock, voting as a class, are entitled to elect the remaining number of directors after the holders of the A. O. Smith common stock, voting as a class, elect the number of directors which constitutes 33- 1/3% of the A. O. Smith board of directors, subject to rounding as described in “Comparative Rights of A. O. Smith and SICO Stockholders Prior to and After the Merger—Voting Rights”.

Once the number of issued and outstanding shares of Class A common stock falls below 12.5%

	12.5% of the aggregate number of issued and outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, the holders of the A. O. Smith common stock, voting as a class, will continue to elect the number of directors which constitutes 25% of the A. O. Smith board of directors and all classes of A. O. Smith stock will vote together on the election of the remaining directors, provided that holders of A. O. Smith Class A common stock will have one vote per share and holders of A. O. Smith Common Stock will have 1/10th vote per share.	of the aggregate number of issued and outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock, the holders of the A. O. Smith common stock, voting as a class, will continue to elect the number of directors which constitutes 33- 1/3% of the A. O. Smith board of directors and all classes of A. O. Smith stock vote together on the election of the remaining directors, provided that holders of A. O. Smith Class A common stock will have one vote per share and holders of A. O. Smith Common Stock will have 1/10th vote per share.

Removal of Directors	A director may be removed at any time, with or without cause, by an affirmative vote of a majority of the shares of A. O. Smith stock entitled to vote upon such removal. The holders of the A. O. Smith Class A common stock are entitled to vote as a separate class on the removal of a director elected by such holders, subject to any rights granted to the holders of the A. O. Smith preferred stock.	No change.

Vacancies	In the discretion of A. O. Smith’s board of directors, any vacancy in the office of a director elected by the holders of the A. O. Smith Class A common stock may be filled by a vote of such holders, voting as a separate class but subject to any voting rights which may be granted to holders of the A. O. Smith preferred stock or by the remaining directors.	No change.

Voting Rights	Generally, on all matters other than those specified herein, all classes of A. O. Smith stock will vote together as a class, provided that holders of A. O. Smith Class A common stock will have one vote per share and the holders of A. O. Smith common stock will have 1/10th vote per share.	No change.

Transfer Restrictions	None.	If a holder of A. O. Smith Class A common stock transfers the beneficial ownership of such shares to any person other than a Permitted Transferee, then each share of A. O. Smith Class A common stock that is transferred shall automatically be converted into one share of A. O. Smith common stock. See “A. O. Smith Amended Charter—Conversion of A. O. Smith Class A Common Stock Upon Transfer” beginning on page 103 for a detailed description of Permitted Transferees.

Automatic Conversion to A. O. Smith Common Stock	None.

The A. O. Smith Amended Charter includes a provision whereby each share of A. O. Smith Class A common stock will automatically convert into a share of A. O. Smith common stock if the total number of issued and outstanding shares of A. O. Smith Class A common stock is less than 2,397,976 shares (approximately 8% of the total outstanding shares of A. O. Smith Class A common stock and A. O. Smith common stock as of the date of the Merger Agreement).

Voluntary Conversion to A. O. Smith Common Stock

At any time, a holder of any shares of A. O. Smith Class A common stock is entitled to convert each of such holder’s shares of A. O. Smith Class A common stock into one share of A. O. Smith common stock.

No change.

Dividend Rights

Holders of A. O. Smith Class A common stock are entitled to receive dividends, including share distributions, when and as declared by the board of directors.

A. O. Smith may pay dividends, which are not share distributions, to holders of A. O. Smith common stock in excess of dividends paid, or without paying dividends, to holders of Class A common stock.

No change.

Whenever A. O. Smith pays a dividend, other than a share distribution, to the holders of A. O. Smith Class A common stock, it must also pay to the holders of A. O. Smith common stock a dividend per share at least equal to the dividend per share paid to the holders of A. O. Smith Class A common stock.

Preemptive Rights	No holder of A. O. Smith Class A common stock is entitled to preemptive rights to subscribe for, purchase or receive any part of any new or additional issue of stock, whether A. O. Smith preferred stock, A. O. Smith Class A common stock or A. O. Smith common stock, or of bonds, debentures or other securities convertible into stock, or any part of any reacquired shares or convertible securities held in treasury.	No change.

Liquidation Rights	In the case of liquidation, the holders of shares of A. O. Smith preferred stock are entitled to receive assets, including unpaid dividends, before any of such assets are paid to holders of A. O. Smith Class A common stock or holders of A. O. Smith common stock.	No change.

LEGAL MATTERS

Winston & Strawn LLP, Chicago, Illinois, will pass upon certain legal maters relating to the issuance of the shares of A. O. Smith Class  A common stock and A. O. Smith common stock to be offered by this joint proxy statement/prospectus.

EXPERTS

The consolidated financial statements of A. O. Smith appearing in A. O. Smith’s Annual Report on Form 10-K for the year ended December 31, 2007 (including the schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of SICO at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

A. O. Smith

Proposals of A. O. Smith stockholders intended to be presented at the 2009 Annual Meeting of A. O. Smith Stockholders, including recommendations of candidates to be elected to the A. O. Smith board of directors, were required to be received by A. O. Smith no later than November 7, 2008, to be considered for inclusion in A. O. Smith’s proxy materials for the 2009 meeting. If an A. O. Smith stockholder who otherwise desires to bring a proposal before the 2009 Annual Meeting of A. O. Smith stockholders does not notify A. O. Smith of its intent to do so on or before January 22, 2009, then the proposal will be untimely, and the proxies will be able to vote on the proposal in their discretion.

SICO

SICO will not hold an annual meeting in 2009 if the merger is completed. If a 2009 meeting is held, proposals of stockholders intended to be presented at SICO’s 2009 Annual Meeting, including recommendations of candidates to be elected to the SICO board of directors, may be received by SICO at any time before or during the 2009 meeting. There is no deadline for notification of a stockholder’s intent to bring a proposal or nomination before SICO’s 2009 Annual Meeting.

WHERE YOU CAN FIND MORE INFORMATION

A. O. Smith files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. The A. O. Smith filings are also available at the Internet website maintained by the SEC at www.sec.gov. You may also obtain certain of these documents at A. O. Smith’s website at www.aosmith.com. Information contained on the A. O. Smith website is expressly not incorporated by reference in this joint proxy statement/prospectus.

A. O. Smith has filed a registration statement on Form S-4 to register with the SEC the A. O. Smith Class A common stock and A. O. Smith common stock that SICO stockholders will receive in connection with the merger. This joint proxy statement/prospectus is a part of the registration statement of A. O. Smith on Form S-4 and is a prospectus of A. O. Smith and a joint proxy statement of A. O. Smith and SICO for the special meeting of A. O. Smith stockholders and the special meeting of SICO stockholders, respectively.

The SEC permits A. O. Smith to “incorporate by reference” information into this joint proxy statement/prospectus. This means that it can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this joint proxy statement/prospectus that is incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC by A. O. Smith. These documents contain important information about A. O. Smith and its financial condition.

A. O. Smith SEC Filings (File No. 001-00475)	Period or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2007

Current Reports on Form 8-K	Filed on January 23, 2009, January 22, 2009, December 11, 2008, December 10, 2008 (two Current Reports filed), October 16, 2008, July 17, 2008, April 17, 2008, February 4, 2008 and January 23, 2008

Quarterly Reports on Form 10-Q	Quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008

Definitive Proxy Statement on Schedule 14A	Filed on March 3, 2008

The description of A. O. Smith common stock contained in Item 4 of the A. O. Smith’s Registration Statement on Form 8-A including any amendment or report filed with the SEC for the purpose of updating that description

Filed on December 5, 1994

The description of A. O. Smith Class A common stock contained in Item 1 of the A. O. Smith’s Registration Statement on Form 8-A including any amendment or report filed with the SEC for the purpose of updating that description

Filed on September 9, 1983

A. O. Smith also incorporates by reference in this joint proxy statement/prospectus additional documents that A. O. Smith may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this joint proxy statement/prospectus and the date of the special meeting of A. O. Smith stockholders and the special meeting of SICO stockholders. These documents include an Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as proxy statements.

You may not have been sent some of the documents incorporated by reference by A. O. Smith, but you can obtain any of them through A. O. Smith as described below or through the SEC or the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference in this joint proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from A. O. Smith at 11270 West Park Place, Milwaukee, Wisconsin 53224-9508, Telephone: (414) 359-4000, Attention: Corporate Secretary.

If you would like to request documents from A. O. Smith, please do so by                     , 2009, to receive them before the special meeting of A. O. Smith stockholders and the special meeting of SICO stockholders.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the proposals. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                     , 2009. You should not assume that the information contained in, or incorporated by reference in, this joint proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this joint proxy statement/prospectus to A. O. Smith stockholders or SICO stockholders nor the issuance by A. O. Smith of A. O. Smith Class A common stock or A. O. Smith common stock in connection with the merger will create any implication to the contrary.

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR SICO

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Smith Investment Company

We have audited the accompanying consolidated balance sheets of Smith Investment Company as of December 31, 2007 and 2006, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith Investment Company and at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1, 11 and 12 to the financial statements, in 2007 the Company changed its method of accounting for uncertainty in income taxes, and in 2006 the Company changed its method of accounting for stock-based compensation and pension and other post-retirement benefits.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

December 31, 2008

SMITH INVESTMENT COMPANY

CONSOLIDATED BALANCE SHEETS

December 31

(dollars in millions)

	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$55.0	$26.7
Trade receivables	424.8	389.9
Inventories	266.3	302.8
Deferred income taxes	34.4	22.9
Other current assets	19.9	36.1
Assets held for sale	—	7.9

Total Current Assets	800.4	786.3
Net property, plant and equipment	442.6	452.2
Goodwill	512.9	499.7
Other intangibles	86.6	87.8
Other assets	67.9	67.0

Total Assets	$1,910.4	$1,893.0

LIABILITIES
Current Liabilities:
Notes payable	$—	$4.7
Trade payables	309.4	289.8
Accrued payroll and benefits	50.9	45.5
Accrued liabilities	67.9	64.5
Product warranties	35.9	32.0
Income taxes	3.4	7.3
Long-term debt due within one year	17.6	8.9

Total Current Liabilities	485.1	452.7
Long-term debt	387.6	442.1
Product warranties	69.6	66.7
Deferred income taxes	31.1	15.5
Post-retirement benefit obligation	16.1	16.4
Pension liabilities	39.7	98.5
Other liabilities	87.5	86.6

Total Liabilities	1,116.7	1,178.5

Minority Interest in Consolidated Subsidiary	515.0	469.8

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity
Common Stock (shares issued 3,317,066)	0.3	0.3
Retained earnings	310.1	285.0
Accumulated other comprehensive loss	(31.7)	(40.6)

Total Stockholders’ Equity	278.7	244.7

Total Liabilities and Stockholders’ Equity	$1,910.4	$1,893.0

See accompanying notes which are an integral part of these statements

SMITH INVESTMENT COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31

(dollars in millions)

	2007	2006	2005
Continuing Operations:
Net sales	$2,391.7	$2,237.3	$1,774.6
Cost of products sold	1,866.7	1,763.6	1,418.8

Gross profit	525.0	473.7	355.8
Selling, general and administrative expenses	372.8	333.2	260.3
Gain from sale of assets held in sale	(3.7)	—	—
Restructuring and other charges	24.9	10.1	17.8
Interest expense	27.6	26.3	14.8
Other (income) expense—net	(1.1)	0.4	2.0

Earnings before provision for income taxes	104.5	103.7	60.9
Provision for income taxes	13.7	29.1	19.7
Minority interest in continuing earnings of consolidated subsidiary	60.4	52.1	31.5

Earnings from Continuing Operations	30.4	22.5	9.7

Discontinued Operations:
Earnings from discontinued operations, less provision for income taxes of $0.2 in 2006	—	0.3	—
Minority interest in discontinued operations of consolidated subsidiary	—	0.2	—

Earnings from Discontinued Operations	—	0.1	—

Net Earnings	$30.4	$22.6	$9.7

Net Earnings Per Share of Common Stock:
Continuing Operations	$9.16	$6.78	$2.93
Discontinued Operations	—	0.04	—

Net Earnings Per Share	$9.16	$6.82	$2.93

See accompanying notes which are an integral part of these statements

SMITH INVESTMENT COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

Years ended December 31

(dollars in millions)

	2007	2006	2005
Net Earnings	$30.4	$22.6	$9.7
Other comprehensive earnings (loss):
Foreign currency translation adjustments	7.9	(2.4)	(0.9)
Unrealized net gain (loss) on cash flow derivative instruments, less related income tax effect of $7.4 in 2007, $3.6 in 2006 and $(3.2) in 2005	(11.5)	(5.7)	5.0
Adjustment to additional minimum pension liability less related income tax effect of $(21.5) in 2007, $(10.1) in 2006 and $18.0 in 2005	33.8	15.0	(28.2)
Minority interest in other comprehensive earnings (loss)	(20.5)	(4.7)	16.5

Comprehensive Earnings	$40.1	$24.8	$2.1

See accompanying notes which are an integral part of these statements

SMITH INVESTMENT COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

(dollars in millions)

	2007	2006	2005
Continuing
Operating Activities:
Earnings from continuing operations	$30.4	$22.5	$9.7
Minority interest in continuing earnings of consolidated subsidiary	60.4	52.1	31.5
Adjustments to reconcile earnings from continuing operations to cash provided by operating activities:
Depreciation and amortization	71.7	65.8	59.9
Net changes in operating assets and liabilities, net of acquisitions:
Current assets and liabilities	30.7	(19.6)	79.9
Noncurrent assets and liabilities	5.7	9.8	4.2
Gain on assets held for sale	(3.7)	—	—
Other	4.7	3.1	0.1
Distributions by subsidiary to minority shareholders	(14.8)	(13.7)	(12.8)

Cash Provided by Subsidiary Operating Activities	185.1	120.0	172.5
Investing Activities:
Acquisition of businesses	—	(340.7)	(14.8)
Proceeds from sale of investments	—	53.2	—
Purchases of investments	—	(41.0)	—
Capital expenditures	(72.4)	(68.4)	(51.3)
Proceeds from sale of assets held for sale	11.6	—	—
Other investing activities	0.3	0.1	3.9

Cash Used in Investing Activities	(60.5)	(396.8)	(62.2)
Financing Activities:
Net repayments under notes payable	(4.7)	(5.8)	(7.4)
Long-term debt incurred	—	275.8	—
Long-term debt repaid	(63.0)	(8.9)	(113.8)
Purchases of treasury stock by subsidiary	(36.6)	—	—
Net proceeds from exercise of subsidiary stock options	11.4	8.3	12.9
Dividends paid to Company Stockholders	(3.4)	(2.9)	(2.7)

Cash (Used in) Provided by Financing Activities	(96.3)	266.5	(111.0)

Discontinued Operations
Cash provided by operating activities	—	1.2	—
Proceeds from disposition of business	—	11.4	—

Cash Provided by Discontinued Operations	—	12.6	—

Net increase (decrease) in cash and cash equivalents	28.3	2.3	(0.7)
Cash and cash equivalents-beginning of year	26.7	24.4	25.1

Cash and Cash Equivalents-End of Year	$55.0	$26.7	$24.4

See accompanying notes which are an integral part of these statements

SMITH INVESTMENT COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31

(dollars in millions)

	2007	2006	2005
Common Stock:
Balance at beginning and end of year	$0.3	$0.3	$0.3
Retained Earnings:
Balance at beginning of year	285.0	264.9	257.6
Net earnings	30.4	22.6	9.7
Effects of A. O. Smith Corporation stock option, stock compensation and stock repurchase activities	(1.9)	0.4	0.3
Cash dividends on Common Stock	(3.4)	(2.9)	(2.7)

Balance at end of year	$310.1	$285.0	$264.9

Accumulated Other Comprehensive Loss:
Balance at beginning of year	$(40.6)	$(43.2)	$(36.5)
Foreign currency translation adjustments	7.9	(2.4)	(0.9)
Unrealized net gain (loss) on cash flow derivative instruments, less related income tax effect of $7.4 in 2007, $3.6 in 2006 and $(3.2) in 2005	(11.5)	(5.7)	5.0
Adjustment to additional minimum pension liability less related income tax effect of $(21.5) in 2007, $(10.1) in 2006 and $18.0 in 2005	33.8	15.0	(28.2)
Effects of A. O. Smith Corporation stock option, stock compensation and stock repurchase activities	(0.8)	0.4	0.9
Minority interest in other comprehensive earnings (loss)	(20.5)	(4.7)	16.5

Balance at end of year	$(31.7)	$(40.6)	$(43.2)

Total Stockholders’ Equity	$278.7	$244.7	$222.0

See accompanying notes which are an integral part of these statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Significant Accounting Policies

Organization. Smith Investment Company (the company) is a holding company for its ownership of A. O. Smith Corporation (A. O. Smith) and its wholly-owned subsidiaries, Berlin Industries, Inc. (Berlin) and Central States Distribution Service, Inc. (CSDS). A. O. Smith is a manufacturer serving customers worldwide. A. O. Smith’s major product lines include residential and commercial gas and electric water heating equipment, fractional horsepower alternating current, direct current, and hermetic electric motors and multicolor printing. Products are manufactured and marketed primarily in North America and China. Water heaters are sold through both wholesale and retail channels to plumbing wholesalers and retail outlets. Electric motors are sold principally to original equipment manufacturers and distributors. Berlin sells multicolor printing principally to direct mail and other advertisers, and CSDS provides warehousing and distribution services primarily to consumer product manufacturers. Throughout these consolidated financial statements, the “company” refers to the operations of its wholly-owned subsidiaries, Berlin and CSDS, and its controlled subsidiary, A. O. Smith.

Consolidation. The consolidated financial statements include the accounts of the company, its wholly-owned subsidiaries, and its controlled subsidiaries after elimination of intercompany transactions.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Fair value of financial instruments. The carrying amounts of cash and cash equivalents, trade receivables, trade payables and notes payable approximated fair value as of December 31, 2007 and 2006, due to the short maturities of these instruments. The carrying amount of long-term debt approximated fair value as of December 31, 2007 and 2006, based on current rates offered to the company for debt with the same or similar maturities. The fair values of derivative financial instruments are discussed later in this footnote.

Foreign currency translation. For all subsidiaries outside the United States, with the exception of all Mexican operations and two of the Chinese operations of A. O. Smith’s Electrical Products segment, the company uses the local currency as the functional currency. For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of stockholders’ equity. The Mexican operations and two of the Chinese operations of the company’s Electrical Products segment use the U.S. dollar as the functional currency as such operations are a direct and integral component of the company’s U.S. operations. Gains and losses from foreign currency transactions are included in net earnings.

Cash and cash equivalents. The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Trade receivables and allowance for doubtful accounts. The company carries its trade receivables at their face amount less an allowance for doubtful accounts. On a periodic basis, the company evaluates its trade receivables and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and its history of write-offs and collections. Trade receivables are written off after all collection efforts have been exhausted. The company does not require collateral as security for trade receivables.

Inventory valuation. Inventories are carried at lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for substantially all domestic inventories, which comprise 82 percent and 85 percent of the company’s total inventory at December 31, 2007 and 2006, respectively. Inventories of foreign and certain domestic subsidiaries and supplies are determined using the first-in, first-out (FIFO) method.

Property, plant and equipment. Property, plant and equipment are stated at cost. Depreciation is computed primarily by the straight-line method. The estimated service lives used to compute depreciation are generally 25 to 50 years for buildings and improvements, 3 to 20 years for equipment and 3 to 7 years for software. Maintenance and repair costs are expensed as incurred.

Goodwill and other intangibles. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment on an annual basis. Intangible assets of $78.8 million including $32.1 million with an indefinite life were recorded as part of the GSW Inc (GSW) acquisition (see Note 2) by combined subsidiary. Indefinite-lived assets totaled $38.0 million and $39.0 million at December 31, 2007 and 2006, respectively. Separable intangible assets primarily comprised of customer relationships that are not deemed to have an indefinite life are amortized on a straight-line basis over their estimated useful lives which range from 10 to 25 years. Amortization of $4.5 million and $2.9 million was recorded in 2007 and 2006, respectively. The 2005 amount was not significant. In the future, amortization should approximate $4.1 million annually and the intangible assets will be amortized over a weighted average period of 16 years. Total accumulated amortization at December 31, 2007 and 2006 was $9.3 million and $4.8 million, respectively.

Impairment of long-lived and amortizable intangible assets. Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

Derivative instruments. Statement of Financial Accounting Standards (SFAS) No. 133, as amended, requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships. Any fair value changes are recorded in net earnings or other comprehensive earnings.

A. O. Smith utilizes certain derivative instruments to enhance its ability to manage currency and interest rate exposures as well as raw materials price risks. Derivative instruments are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures. A. O. Smith does not enter into contracts for speculative purposes. The contracts are executed with major financial institutions with no credit loss anticipated for failure of the counterparties to perform.

Commodity Futures Contracts

In addition to entering into supply arrangements in the normal course of business, A. O. Smith also enters into futures contracts to fix the cost of certain raw material purchases, principally copper and aluminum, with the objective of minimizing changes in cost due to market price fluctuations.

The commodity futures contracts are designated and accounted for as cash flow hedges of a forecasted transaction. Derivative commodity liabilities of $3.5 million are recorded in accrued liabilities as of December 31, 2007. Derivative commodity assets of $14.8 million were recorded in other current assets as of December 31, 2006. The value of the effective portion of the contracts of $(2.0) million and $9.3 million as of December 31, 2007 and 2006, respectively, was recorded in accumulated other comprehensive loss, net of tax, and reclassified into cost of products sold in the period in which the underlying transaction was recorded in earnings. Ineffective portions of the commodity hedges are recorded in earnings in the period in which the ineffectiveness occurs. The impact of hedge ineffectiveness on earnings was not material in 2007, 2006 and 2005.

Foreign Currency Forward Contracts

A. O. Smith is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. A. O. Smith utilizes foreign currency forward purchase and sale contracts to manage the volatility associated with foreign currency purchases, sales and certain intercompany transactions in the normal course of business. Contracts typically have maturities of one year or less. Principal currencies include the Mexican peso, Chinese renminbi, Canadian dollar and Euro.

Forward contracts are designated and accounted for as cash flow hedges of a forecasted transaction. Derivative currency assets of $2.9 million and $2.6 million as of December 31, 2007 and 2006, respectively, were recorded in other current assets. Gains and losses on these instruments are recorded in accumulated other comprehensive loss, net of tax, until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive loss to the statement of earnings. The assessment of effectiveness for forward contracts is based on changes in the forward rates. These hedges have been determined to be perfectly effective.

The majority of the amounts in accumulated other comprehensive loss for cash flow hedges is expected to be reclassified into earnings within one year.

The following table summarizes, by currency, the contractual amounts of A. O. Smith’s foreign currency forward contracts.

	2007		2006
December 31 (dollars in millions)	Buy	Sell	Buy	Sell
Euro	$5.5	$2.2	$5.4	$2.2
Canadian dollar	—	24.1	—	3.0
Hungarian forint	1.5	—	0.4	—
Chinese renminbi	32.5	—	—	—
Mexican peso	85.5	—	95.7	—

Total	$125.0	$26.3	$101.5	$5.2

The forward contracts in place at December 31, 2007 and 2006, amounted to approximately 60 percent and 80 percent, respectively, of A. O. Smith’s anticipated subsequent year exposure for those currencies hedged.

Interest Rate Swap Agreement

A. O. Smith is exposed to interest rate risk as a result of its floating rate borrowings under its revolving credit facility. The company uses interest rate swaps to manage this risk. As of December 31, 2007, A. O. Smith had one interest rate swap outstanding in the amount of $25 million that expires in November 2010.

The interest rate swap is designated and accounted for as a cash flow hedge of floating rate debt. A derivative interest rate liability of $0.7 million as of December 31, 2007 and a $0.1 derivative interest rate asset as of December 31, 2006 are recorded in accrued liabilities and other current assets, respectively. Gains and losses on this instrument are recorded in accumulated other comprehensive loss, net of tax, until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive loss to the statement of earnings. The assessment of effectiveness for the interest rate swap is based on changes in floating rate interest rates. This swap has been determined to be perfectly effective.

Revenue recognition. The company recognizes revenue upon transfer of title, which occurs upon shipment of the product to the customer except for certain export sales where transfer of title occurs when the product reaches the customer destination.

Contracts and customer purchase orders are used to determine the existence of a sales arrangement. Shipping documents are used to verify shipment. The company assesses whether the selling price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The company assesses collectibility based on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

Accruals for customer returns for defective product are based on historical experience with similar types of sales. Accruals for rebates and incentives are based on pricing agreements and are tied to sales volume. Changes in such accruals may be required if future returns differ from historical experience or if actual sales volume differs from estimated sales volume. Rebates and incentives are recognized as a reduction of sales.

Shipping and handling costs billed to customers are included in net sales and the related costs are included in cost of products sold.

Minority interest. The company owns 8,067,252 shares of Class A common stock and 1,559,076 shares of common stock of A. O. Smith, representing approximately 98% and 7%, respectively, of the outstanding shares. As of December 31, 2007, the shares owned by the company represented a 32.0% economic ownership and a 78.8% voting control of A. O. Smith. The company’s minority interest in the consolidated statements of earnings represents the minority stockholders’ share of the net earnings of A. O. Smith. The minority interests in the consolidated balance sheets reflect the ownership by the minority stockholders of the total stockholders’ equity of A. O. Smith.

The effects of A. O. Smith’s issuance and repurchase of shares on the company’s proportionate share of A. O. Smith earnings is not recorded through earnings. Such impacts are shown on the Statement of Stockholders’ Equity as “Effects of A. O. Smith Corporation stock option, stock compensation and stock repurchase activities.”

Advertising. Advertising costs are charged to operations as incurred and amounted to $38.0, $30.5, and $24.4 million during 2007, 2006 and 2005, respectively.

Research and development. Research and development costs are charged to operations as incurred and amounted to $47.8, $42.3 and $36.0 million during 2007, 2006 and 2005, respectively.

Product warranties. Most of A. O. Smith’s products carry warranties that generally range from one to ten years and are based on terms that are generally accepted in the market. A. O. Smith records a liability for the expected cost of warranty-related claims at the time of sale. The allocation of our warranty liability between current and long-term is based on expected warranty claims to be paid in the next year as determined by historical product failure rates.

The following table presents A. O. Smith’s product warranty liability activity in 2007 and 2006:

Years ended December 31 (dollars in millions)	2007	2006
Balance at beginning of year	$98.7	$52.4
GSW acquisition	5.0	40.6
Expense	54.8	54.3
Claims settled	(53.0)	(48.6)

Balance at end of year	$105.5	$98.7

Environmental costs. The company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Costs of estimated future expenditures are not discounted to their present value. Recoveries of environmental costs from other parties are recorded as assets when their receipt is considered probable. The accruals are adjusted as facts and circumstances change.

Stock-based compensation. Effective January 1, 2006, A. O. Smith adopted SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)), using the modified-prospective transition method. Under that method compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. SFAS 123(R) had no impact on A. O. Smith’s financial position, statement of operations or cash flows at the date of adoption. SFAS 123(R) requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award at the date of grant. Compensation cost is recognized using the straight-line method over the vesting period of the award. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under prior literature. Excess tax deductions of $4.8 million and $4.2 million were recognized as a financing cash flow in 2007 and 2006, respectively. This requirement reduced net operating cash flows and increased net financing cash flows in periods after adoption. The amount of operating cash flows recognized for such excess tax deductions was $4.5 million in 2005. A. O. Smith cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options.

Prior to the adoption of SFAS 123(R), A. O. Smith followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” which encouraged, but did not require companies to record compensation cost for stock-based employee compensation plans at fair value. Prior to the adoption of SFAS 123(R), A. O. Smith accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, because the number of shares were fixed and the exercise price of the stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized. Had compensation cost been determined based upon the fair value at the grant date for stock option awards under the plan based on the provisions of SFAS No. 123, the company’s pro forma earnings and earnings per share would have been as follows:

Year ended December 31 (dollars in millions)	2005
Earnings:
As reported	$9.7
Add: Stock-based employee compensation expense recorded for restricted stock awards, net of tax	2.7
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	(3.8)
Minority interest in net additional compensation expense	0.7
Pro forma	$9.3
Earnings per share:
As reported:
Basic and diluted	$2.93
Pro forma:
Basic and diluted	$2.80

Except as mentioned above, there is no other impact of adopting SFAS 123 (R) versus SFAS No. 123.

Earnings per share of common stock. The numerator for the calculation of basic and diluted earnings per share is net earnings. The denominator for basic and diluted earnings per share is the weighted average shares outstanding. The company has no dilutive stock options, restricted stock or other share equivalents; therefore, basic and diluted earnings per share are equal. Earnings per share is calculated based on net earnings rounded to the nearest thousand, which was $30.370 million, $22.678 million and $9.721 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Restricted marketable securities. As described in Note 2, A. O. Smith acquired GSW in 2006. GSW operated a captive insurance company to provide product liability and general liability insurance to its subsidiary American Water Heater Co. (American). A. O. Smith decided to cover American’s prospective liability exposures with its existing insurance programs and all product liability claims for events which occurred prior to July 1, 2006 will be financed by the captive. The reinsurance company restricts the amount of capital which must be maintained by the captive and this restricted amount is $38.9 million and $37.7 million at December 31, 2007 and 2006, respectively. The $38.9 million and $37.7 million of restricted money market instruments are included in other assets on the company’s balance sheet at December 31, 2007 and 2006, respectively. The cost of the money market instruments approximates fair value.

Recent accounting pronouncements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. SFAS 157 will be effective for the company beginning in 2008. The company is assessing the potential impact that the adoption of SFAS 157 will have on its consolidated financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (R), “Business Combinations.” This statement will apply to acquisitions made by the company after January 1, 2009. The company is currently evaluating the impact of this statement on its overall financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for the company after January 1, 2009. The company is currently evaluating the impact of this statement on its overall financial position.

In March 2008 the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments And Hedging Activities—An Amendment Of FASB Statement No. 133,” which changes the disclosure requirements for derivative instruments and hedging activities. It is intended to enhance the current disclosure framework in FASB No. 133. This statement is effective for the company in the first quarter of 2009 and the company does not expect the adoption of this statement to have an impact on its overall financial position.

2.	Acquisitions

On April 3, 2006, A. O. Smith acquired GSW, a publicly traded Canadian-based manufacturer which operated in two business segments: water heaters and building products. The water heating segment manufactures and markets water heaters sold in the U.S. and Canada through its American and GSW Water Heater subsidiaries. The addition of GSW to A. O. Smith’s existing water heater operations expands its share of the growing retail channel of the U.S. residential water heater market segment as well as increases its presence in the Canadian residential water heater market segment. On December 19, 2006, the company sold the building products business for $11.4 million and in 2007, recorded a reduction in sales proceeds of $0.4 million associated with a working capital adjustment. For accounting purposes, the operations of the building products business are reported as a discontinued operation.

The aggregate purchase price, net of $39.3 million of cash acquired, was $307.7 million. This was comprised of $339.3 million for the outstanding stock and $7.7 million of acquisition costs principally incurred in 2005. In addition, $36.9 million of payments were made for change in control provisions and tax liabilities assumed.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition as finalized in 2007. The non-deductible goodwill has been recorded within the Water Products segment. Of the $78.8 million of acquired intangible assets, $32.1 million was assigned to indefinite-lived trademarks that are not subject to amortization and $46.7 million was assigned primarily to customer relationships which have amortization periods ranging from 10 to 25 years.

April 3, 2006 (dollars in millions)
Current assets, net of cash acquired	$157.2
Current assets held for sale	16.6
Property, plant and equipment	60.8
Intangible assets	78.8
Goodwill	193.8
Other assets	36.8

Total assets acquired	544.0
Current liabilities	143.5
Current liabilities held for sale	4.4
Long-term liabilities	88.4

Total liabilities assumed	236.3

Net assets acquired	$307.7

The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations have been included in the company’s financial statements from the April 3, 2006 date of acquisition.

The pro forma unaudited results of operations for the year ended December 31, 2006 and 2005, respectively, assuming consummation of the purchase as of January 1, 2005, are as follows (dollars in millions except per share data):

	Years ended December 31,
	2006	2005
Net sales	$2,366.8	$2,252.7
Earnings from continuing operations	23.8	15.5
Net earnings	23.8	15.9
Earnings per common share:
Basic and diluted
Continuing operations	$7.18	$4.67
Discontinued operations	—	0.12

Net	$7.18	$4.79

The pro forma results have been prepared for informational purposes only and include adjustments for depreciation expense of acquired plant and equipment, amortization of intangible assets other than goodwill and trademarks, increased interest expense on acquisition debt, and certain other adjustments, together with related income tax effects of such adjustments. Anticipated efficiencies from the consolidation of manufacturing and commercial activities and anticipated lower material costs related to the consolidation of purchasing have been excluded from the pro forma operating results. These pro forma results do not purport to be indicative of the results of operations that would have occurred had the purchase been made as of the beginning of the period presented or of the results of operations that may occur in the future.

In November 2005, A. O. Smith acquired Yueyang Zhongmin Special Electrical Machinery Co., Ltd. (Yueyang), a manufacturer of hermetic motors located in Yueyang City, Hunan Province, China. The total cost of the acquisition was $17.9 million including fixed future payments of $1.4 million which were made in 2006 as well as potential future payments not to exceed $1.7 million subject to reductions for claims the company may make if there are any breaches of the representations and warranties made by the selling shareholders under the acquisition agreement. $1.2 million was paid to the sellers in 2007. The remaining $0.5 million is currently in dispute. This cost exceeded the fair value of the acquired net assets by $10.6 million, which was recorded as goodwill in the Electrical Products segment.

The purchase price for the Yueyang acquisition was allocated to the assets acquired and liabilities assumed based upon estimates of its respective fair value at the date of acquisition. The operating results have been included in the company’s consolidated financial statements since the date of acquisition.

3.	Restructuring and Other Charges

Electrical Products Restructuring and Related Charges

In June 2005, Electrical Products, a segment of A. O. Smith, closed the motor operation in Bray, Ireland which supplied large commercial hermetic motors to European air conditioning and refrigeration customers. Pre-tax restructuring and related charges of $7.0 million were recognized in 2005 related to the Bray plant closure. No tax deduction was available in Ireland for restructuring costs. The Bray closure was substantially complete as of December 31, 2005.

In 2005, A. O. Smith recognized $5.4 million in charges for additional restructuring initiatives associated with product repositioning programs at our domestic motor plants. Those activities were substantially complete as of December 31, 2005.

In 2006, $7.3 million of expense was recognized for the continuation of domestic repositioning activities. The majority of the charge is related to the closure of our McMinnville, TN, motor fabrication plant which was completed in the first quarter of 2007. Additionally, a pretax charge of $1.6 million was recognized for the closure of the Taizhou, China plant which was closed in the fourth quarter of 2006.

In 2007, $13.6 million of expense was recognized for the continuation of domestic repositioning activities. Included in this amount is an asset impairment charge of $10.6 million. The majority of the domestic repositioning charges relate to the announced closure of the Scottsville, KY and Mebane, NC production facilities. Electrical Products will consolidate its hermetic motor assembly operations in Acuna, Mexico and Suzhou, China. The closures are expected to occur in the fourth quarter of 2008.

Additionally, in 2007, Electrical Products recognized $9.2 million of expense (of which $7.5 million is an asset impairment charge), and a $9.9 million tax benefit related to the announced closure of its Budapest, Hungary facility. The closure of its Budapest Hungary facility will result in the remaining operations being transferred to China. This closure is expected to be completed in February 2008.

The following table presents an analysis of the company’s Electrical Products restructuring reserve as of and for the years ended December 31, 2007, 2006 and 2005 (dollars in millions):

	Severance Costs	Lease Cancellation Costs	Asset Impairment	Other	Total
Balance at December 31, 2004	$—	$—	$—	$—	$—
Expense recognized	6.9	1.8	3.2	0.5	12.4
Cash payments	(5.7)	(0.3)	—	(0.5)	(6.5)
Asset disposal	—	—	(2.7)	—	(2.7)

Balance at December 31, 2005	$1.2	$1.5	$0.5	$—	$3.2
Expense recognized	3.6	(0.1)	5.4	—	8.9
Cash payments	(3.3)	(1.4)	—	—	(4.7)
Asset disposal	—	—	(0.4)	—	(0.4)

Balance at December 31, 2006	$1.5	$—	$5.5	$—	$7.0
Expense recognized	3.7	—	18.1	1.0	22.8
Cash payments	(2.2)	—	—	(0.1)	(2.3)
Asset disposal/write-down	—	—	(23.6)	—	(23.6)

Balance at December 31, 2007	$3.0	$—	$—	$0.9	$3.9

Other Charges—Berlin Industries, Inc. restructuring

In August 2005, the company announced its intention to close its Las Vegas, Nevada printing facility due to continuing operating losses. Except for the sale of the building, the closure was complete as of December 31, 2005. The building, which was classified as held for sale at December 31, 2006, was sold during 2007, resulting in a pretax gain of $3.7 million.

In addition, the company severed certain other employees during 2006 and 2005 as part of other business improvement initiatives. The components of the restructuring and other charges for Berlin for the years ended December 31, 2007, 2006 and 2005, respectively, are as follows:

Years ended December 31, (dollars in thousands)	2007	2006	2005
Severance costs	$—	$0.2	$0.8
Occupancy	0.2	0.3	0.2
Other	—	—	0.2

	$0.2	$0.5	$1.2

Cash payments equaled expense recognized for all periods presented. At December 31, 2007 and 2006, there were no reserves for restructuring and other charges included in the balance sheets related to Berlin restructuring activities.

Other Charges—Tower Automotive, Inc.

A. O. Smith was the primary lessee on a facility lease in Corydon, Indiana related to a business sold to Tower Automotive, Inc. (Tower) in 1997. A. O. Smith entered into a sublease arrangement with Tower in 1997 with the same terms and conditions as the company lease. Tower filed for bankruptcy on February 2, 2005 and subsequently notified A. O. Smith that it would reject the sublease arrangement effective October 1, 2005. In order to minimize costs, A. O. Smith purchased the Corydon facility for $4.5 million on October 11, 2005. A. O. Smith recognized $0.5 million, $0.4 million and $1.2 million expense in 2007, 2006 and 2005, respectively, related to facility maintenance and A. O. Smith’s estimate of its ultimate net loss upon disposition of this facility.

Other Charges—Previously Owned Businesses

In 2007, A. O. Smith recognized $1.4 million of expense associated with retained liabilities of previously owned businesses which were sold by the company between 1997 and 2001. The majority of the $1.4 million expense is related to certain costs associated with previously owned real estate. A. O. Smith recognized expense of $0.3 million in 2006 related to the settlement of an environmental liability. In 2005, A. O. Smith recognized expense of $3.0 million associated with retained liabilities of previously owned businesses related to revised estimates for certain environmental liability exposure and employee benefit litigation matters.

4.	Statement of Cash Flows

Supplemental cash flow information is as follows:

Years ended December 31 (dollars in millions)	2007	2006	2005
Net change in current assets and liabilities, net of acquisitions:
Trade receivables	$(35.0)	$(15.2)	$10.4
Inventories	33.1	(28.8)	15.0
Other current assets	0.4	2.1	1.2
Trade payables	19.6	30.7	40.6
Accrued liabilities, including payroll and benefits	19.6	3.0	6.2
Income taxes	(7.0)	(11.4)	6.5

	$30.7	$(19.6)	$79.9

5.	Inventories

December 31 (dollars in millions)	2007	2006
Finished products	$177.8	$191.1
Work in process	52.7	69.6
Raw materials	114.7	112.9
Inventories, at FIFO cost	345.2	373.6
LIFO reserve	78.9	70.8

	$266.3	$302.8

A. O. Smith recognized after-tax LIFO income of $4.3 million, $0.6 million and $2.1 million in 2007, 2006 and 2005, respectively.

6.	Property, Plant and Equipment

December 31 (dollars in millions)	2007	2006
Land and improvements	$14.5	$14.5
Buildings and improvements	212.9	200.9
Equipment	772.7	760.3
Software	43.7	36.5

	1,043.8	1,012.2
Less accumulated depreciation and amortization	601.2	560.0

	$442.6	$452.2

7.	Goodwill

A. O. Smith concluded that no impairment existed at the time of the annual impairment tests which were performed in the fourth quarters of 2007, 2006 and 2005. The two reporting units used to test goodwill for impairment are Water Products and Electrical Products.

Changes in the carrying amount of goodwill during the years ended December 31, 2007 and 2006 consisted of the following:

(dollars in millions)	Water Products	Electrical Products	Total
Balance at December 31, 2005	$67.2	$245.8	$313.0
Acquisition of business (see note 2)	187.4	—	187.4
Adjustment to 2002 acquisition (see note 12)	(1.0)	—	(1.0)
Currency translation adjustment	0.3	—	0.3

Balance at December 31, 2006	253.9	245.8	499.7
Finalization of purchase price allocation related to 2006 acquisition of business (see note 2)	6.4	—	6.4
Adjustment to 2002 acquisition (see note 12)	(1.3)	—	(1.3)
Currency translation adjustment	8.1	—	8.1

Balance at December 31, 2007	$267.1	$245.8	$512.9

8.	Debt and Lease Commitments

December 31 (dollars in millions)	2007	2006
Notes payable: Commercial paper, average year-end interest rate of 5.6% for 2006	$—	$4.7

Long-term debt: Bank credit lines, average year-end interest rate of 6.1% for 2006	—	2.1

Revolving credit agreement borrowings, average year-end interest rate of 5.5% for 2007 and 5.8% for 2006	40.0	65.5

Commercial paper, average year-end interest rate of 5.1% for 2007 and 5.5% for 2006	116.9	125.1

Term notes with insurance companies, expiring through 2018, average year-end interest rate of 6.2% for 2007 and 6.2% for 2006	145.1	154.0

Other notes, expiring through 2012, average year-end interest rate of 3.6% for 2007 and 3.7% for 2006	12.5	12.5

Canadian revolving credit agreement borrowings, average year-end interest rate of 5.0% for 2007 and 4.9% for 2006	60.5	66.1

Canadian term notes with insurance companies, expiring through 2018, average year-end interest rate of 5.3% for 2007 and 5.3% for 2006	30.2	25.7

	405.2	451.0
Less long-term debt due within one year	17.6	8.9

Long-term debt	$387.6	$442.1

The company has a $425 million multi-year multi-currency revolving credit agreement with a group of ten banks, which expires on February 17, 2011 and an $8 million revolving credit agreement which expires on April 30, 2008. Borrowings under the company’s bank credit lines and commercial paper borrowings are supported by the revolving credit agreements. As a result of the long-term nature of the $425 million credit facility, the commercial paper and credit line borrowings supported by this facility are classified as long-term debt at December 31, 2007 and 2006. At its option, the company maintains either cash balances or pays fees for bank credit and services.

A term note of $10.0 million with an insurance company is secured by the pledge of A. O. Smith Corporation Class A Common Stock having a market value of at least 200 percent of the outstanding principal and interest of the notes.

Under the most restrictive provisions of the company’s credit agreements and term loans, the amount of unrestricted earnings available for payment of dividends on the company’s Common Stock was $20.2 at December 31, 2007.

Scheduled maturities of long-term debt within each of the five years subsequent to December 31, 2007, are as follows: 2008-$17.6; 2009-$19.5; 2010–$23.1; 2011-$238.0; 2012-$27.1 million.

Future minimum payments under non-cancelable operating leases relating mostly to office, manufacturing and warehouse facilities total $55.4 million and are due as follows: 2008–$15.5; 2009–$11.3; 2010–$8.2; 2011–$5.2; 2012-$4.0, and thereafter–$11.2 million. Rent expense, including payments under operating leases, was $28.2, $27.0 and $25.7 million in 2007, 2006 and 2005, respectively.

Interest paid by the company was $27.7, $26.3 and $14.7 million in 2007, 2006 and 2005, respectively.

9.	Stockholders’ Equity

The company’s authorized capital consists of 10 million shares of Common Stock $.10 par value.

Regular dividends paid on the Common Stock amounted to $1.02, $.86 and $.80 per share in 2007, 2006 and 2005, respectively.

The company’s subsidiary, A. O. Smith, has authorized capital consisting of 3 million shares of Preferred Stock $1 par value, 14 million shares of Class A Common Stock $5 par value, and 60 million shares of Common Stock $1 par value. The A. O. Smith Corporation Common Stock has equal dividend rights with A. O. Smith Corporation Class A Common Stock and is entitled, as a class, to elect 25 percent of the Board of Directors and has 1/10th vote per share on all other matters. A. O. Smith Corporation Class A Common Stock is convertible to A. O. Smith Corporation Common Stock on a one for one basis.

During 2007, 2006 and 2005, 23,540, 193,975 and 22,757 shares, respectively, of A. O. Smith Corporation Class A Common Stock were converted into A. O. Smith Corporation Common Stock. Regular dividends paid on the A. O. Smith Corporation Class A Common Stock and A. O. Smith Corporation Common Stock amounted to $.70, $.66 and $.64 per share in 2007, 2006 and 2005, respectively.

In February 2007, the A. O. Smith Board of Directors authorized the purchase of up to 1,000,000 shares of its outstanding A. O. Smith Corporation Common Stock. As of December 31, 2007, the company has completed the purchase of 1,000,000 shares at a total cost of $36.6 million. In December 2007, the Board of Directors authorized the purchase of an additional 1,000,000 shares of its outstanding A. O. Smith Corporation Common Stock.

At December 31, 2007, 32,595 and 2,463,745 shares of A. O. Smith Corporation Class A Common Stock and A. O. Smith Corporation Common Stock, respectively, were held as treasury stock by A. O. Smith. At December 31, 2006, 32,595 and 1,832,696 shares of A. O. Smith Corporation Class A Common Stock and A. O. Smith Corporation Common Stock, respectively, were held as treasury stock by A. O. Smith.

Accumulated other comprehensive loss is as follows:

December 31 (dollars in millions)	2007	2006
Cumulative foreign currency translation adjustments	$2.5	$—
Unrealized net (loss) gain on cash flow derivative instruments	(0.2)	3.4
Additional minimum pension liability	(34.0)	(44.0)

	$(31.7)	$(40.6)

10.	Stock Based Compensation

A. O. Smith adopted the A. O. Smith Combined Incentive Compensation Plan (the “plan”) effective January 1, 2007. The plan is a continuation of the A. O. Smith Combined Executive Incentive Compensation Plan which was originally approved by shareholders in 2002. The plan provides for the issuance of 1,250,000 stock options, restricted stock or share units. Stock options are issued at exercise prices equal to the fair value of A. O. Smith common stock on the date of grant. Additionally, any shares that would have been available for stock options, restricted stock or share units under the predecessor plan, if that plan was in effect, will be available for granting of share based awards under the plan. The stock options granted in 2007 and 2006 become exercisable three years from the date of grant. Of the 175,600 options granted in 2005, 26,900 become exercisable one year from date of grant and 148,700 become exercisable with three year pro rata vesting from date of grant. For active employees, all options granted in 2007, 2006 and 2005 expire ten years after date of grant. The number of shares available for granting of options or share units at December 31, 2007, was 1,271,388. Upon stock option exercise, restricted stock grant, or share unit vesting, shares are issued from Treasury stock.

Total stock based compensation cost recognized in 2007, 2006, and 2005 was $4.6, $3.0 and $4.3 million, respectively.

Stock options

Stock option compensation recognized in 2007 and 2006 was $1.7 million and $0.7 million, respectively. Stock option expense recognized in the year ended December 31, 2007, included $0.5 million of expense associated with the accelerated vesting of stock option awards for certain executives who either retired or were retirement eligible in 2007.

Changes in option shares, all of which are common stock of A. O. Smith, were as follows:

	Weighted- Avg. Per Share Exercise Price	Years Ended December 31			(dollars in millions)
		2007	2006	2005	Aggregate Intrinsic Value
Outstanding at beginning of year	$22.98	1,443,900	1,920,850	2,641,200
Granted
2007—$38.76 to $40.27 per share	38.87	164,800
2006—$36.03 per share			18,000
2005—$27.58 to $29.20 per share				175,600
Exercised
2007—$13.56 to $29.20 per share	19.04	(488,066)			$12.4
2006—$13.56 to $29.83 per share			(494,950)		10.8
2005—$13.56 to $29.03 per share				(885,050)	11.6
Terminated
2007—$29.20 to $38.76 per share		(3,200)
2005—$24.64 to $28.70 per share				(10,900)

Outstanding at end of year
(2007—$13.56 to $40.27 per share)	27.01	1,117,434	1,443,900	1,920,850

Exercisable at end of year	26.03	845,601	1,274,567	1,640,850

The aggregate intrinsic value for the outstanding and exercisable options as of December 31, 2007 is $9.0 million and $7.6 million, respectively. The average remaining contractual life for outstanding and exercisable options is 6 years.

The following table summarizes weighted-average information by range of exercise prices for stock options outstanding and exercisable at December 31, 2007:

Range of Exercise Prices	Options Outstanding at December 31, 2007	Weighted- Average Exercise Price	Options Exercisable at December 31, 2007	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
$13.56	76,300	$13.56	76,300	$13.56	3 years
$15.14 to $18.33	140,400	15.41	140,400	15.41	4 years
$23.98 to $40.27	900,734	29.96	628,901	29.91	7 years

	1,117,434		845,601

The weighted-average fair value per option at the date of grant during 2007, 2006 and 2005, using the Black-Scholes option-pricing model, was $14.43, $12.94 and $10.82, respectively. Assumptions were as follows:

	2007	2006	2005
Expected life (years)	6.5	6.4	6.6
Risk-free interest rate	4.7%	4.4%	4.2%
Dividend yield	1.8%	2.2%	2.2%
Expected volatility	36.0%	38.0%	39.9%

The expected life is based on historical exercise behavior and the projected exercise of unexercised stock options. The risk free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant for the respective expected life of the option. The expected dividend yield is based on the expected annual dividends divided by the grant date market value of the common stock of A. O. Smith. The expected volatility is based on the historical volatility of the common stock of A. O. Smith.

Restricted stock and share units

Participants may also be awarded shares of restricted stock or share units under the plan. The company granted 68,600, 21,000, and 120,000 share units under the plan in 2007, 2006 and 2005, respectively. The company granted 15,000 shares of restricted stock in 2005. The restricted stock and share units were valued at $2.7, $0.8 and $3.9 million at the date of issuance in 2007, 2006 and 2005, respectively, and will be recognized as compensation expense ratably over the three-year vesting period. Compensation expense of $2.9, $2.3 and $4.3 million was recognized in 2007, 2006 and 2005, respectively. Share based compensation expense in 2007 and 2005 included $0.5 million and $1.8 million of expense, respectively, associated with the accelerated vesting of restricted stock and share unit awards for certain executives who retired or were retirement eligible in those years.

A summary of restricted stock and share unit activity under the plan is as follows:

	Number of Units	Weighted-Average Grant Date Value
Outstanding at January 1, 2007	267,835	$28.03
Granted	68,600	38.87
Vested	(121,835)	25.52
Terminated	(2,100)	26.81

Outstanding at December 31, 2007	212,500	$32.91

Total compensation expense for restricted stock and share units not yet recognized is $2.3 million at December 31, 2007. The weighted average period over which the expense is expected to be recognized is one year.

11.	Pension and Other Post-Retirement Benefits

A. O. Smith provides retirement benefits for all United States employees including benefits for employees of previously owned businesses which were earned up to the date of sale. The company also has several foreign pension plans, none of which are material to the company’s financial position.

The company has defined-contribution profit sharing and retirement plans covering the majority of its salaried nonunion employees and certain nonunion hourly employees which provides for annual company contributions of 30 percent to 140 percent of qualifying contributions made by participating employees. The amount of the company’s contribution in excess of 30 percent is dependent upon the company’s individual operating unit profitability. The company also has defined-contribution plans for certain hourly employees which provide for annual matching company contributions.

The company has several unfunded defined-benefit post-retirement plans covering certain hourly and salaried employees that provide medical and life insurance benefits from retirement to death. Certain hourly employees retiring after January 1, 1996, are subject to a maximum annual benefit and salaried employees hired after December 31, 1993, are not eligible for post-retirement medical benefits.

On December 31, 2006, the company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS 158 requires that the company recognize the overfunded or underfunded status of its defined benefit and retiree medical plans as an asset or liability in the balance sheet with changes in the funded status recognized through comprehensive income in the year in which they occur. The impact of adoption was a one-time-before-tax charge to accumulated other comprehensive loss of $28.2 million.

Obligations and Funded Status

Pension and Post-Retirement Disclosure Information Under FASB Statements 132 and 158

The following tables present the changes in benefit obligations, plan assets and funded status for domestic pension and post-retirement plans and the components of net periodic benefit costs.

	Pension Benefits		Post-retirement Benefits
Years ended December 31 (dollars in millions)	2007	2006	2007	2006
Accumulated Benefit Obligation (ABO) at December 31	$754.1	$794.1	N/A	N/A
Change in benefit obligations (PBO)
PBO at beginning of year	$(821.4)	$(821.6)	$(18.0)	$(19.3)
Service cost	(10.4)	(10.3)	(0.2)	(0.2)
Interest cost	(47.6)	(46.6)	(1.0)	(1.0)
Participant contributions	—	—	(0.6)	(0.6)
Plan amendments	(0.9)	(0.9)	—	—
Actuarial gains including assumption changes	42.6	17.2	0.8	0.7
Benefits paid	58.2	60.8	1.4	2.4
Acquired plan	—	(20.0)	—	—
Curtailment	2.4	—	—	—

PBO at end of year	$(777.1)	$(821.4)	$(17.6)	$(18.0)

Change in fair value of plan assets
Plan assets at beginning of year	$723.5	$687.1	$—	$—
Actual return on plan assets	56.6	79.5	—	—
Contribution by the company	16.0	5.5	0.9	1.8
Participant contributions	—	—	0.6	0.6
Benefits paid	(58.2)	(60.8)	(1.5)	(2.4)
Acquired plan	—	12.2	—	—

Plan assets at end of year	$737.9	$723.5	$—	$—

Funded status	$(39.2)	$(97.9)	$(17.6)	$(18.0)
Amount recognized in the balance sheet
Current liabilities	$—	$—	$(1.5)	$(1.6)
Non-current liabilities	(39.2)	(97.9)	(16.1)	(16.4)

Net pension liability at end of year	$(39.2)*	$(97.9)*	$(17.6)	$(18.0)

Amounts recognized in Accumulated Other Comprehensive Loss Before Tax
Net actuarial loss/(gain)	$176.2	$230.9	$(1.0)	$(0.1)
Prior service cost	0.3	0.4	0.1	0.1

Total recognized in accumulated other comprehensive loss	$176.5	$231.3	$(0.9)	$—

*

In addition the company has recorded a liability for a foreign pension plan of $0.5 million and $0.6 million at December 31, 2007 and 2006, respectively and an accumulated other comprehensive loss of $0.5 million at December 31, 2007 and 2006.

	Pension Benefits			Post-retirement Benefits
Years ended December 31 (dollars in millions)	2007	2006	2005	2007	2006	2005
Net periodic benefit cost
Service cost	$10.4	$10.3	$9.2	$0.2	$0.2	$0.2
Interest cost	47.6	46.6	46.7	1.0	1.0	1.0
Expected return on plan assets	(60.1)	(60.2)	(61.2)	—	—	—
Amortization of unrecognized:
Net actuarial loss	12.7	14.7	10.0	0.2	—	—
Prior service cost	0.5	0.5	0.4	—	—	—
Curtailment and other one-time charges	1.1	—	—	—	—	—

Defined-benefit plan cost	12.2	11.9	5.1	$1.4	$1.2	$1.2
Various U.S. defined contribution plans cost	7.4	5.0	4.9

	$19.6	$16.9	$10.0

Other Changes in Plan Assets and Projected Benefit Obligation Recognized in Other Comprehensive Earnings
Net Actuarial Gain	$(41.3)	N/A	N/A	$(0.8)	N/A	N/A
Amortization of net actuarial loss	(13.4)	N/A	N/A	(0.1)	N/A	N/A
Prior service cost	0.4	N/A	N/A	—	N/A	N/A
Amortization of prior service cost	(0.5)	N/A	N/A	—	N/A	N/A

Total recognized in other comprehensive earnings	(54.8)	N/A	N/A	(0.9)	N/A	N/A

Total Recognized in Net Periodic Cost and Other Comprehensive Earnings	$(42.6)	N/A	N/A	$0.5	N/A	N/A

The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2008 are $7.7 million and $0.5 million, respectively. The estimated net actuarial loss and prior year service cost for the post-retirement benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2008 are each less than $0.1 million. As permitted under paragraph 26 of FASB Statement No. 87 and paragraph 53 of Statement No. 106, the amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan.

The 2007 and 2006 after tax adjustments for additional minimum pension liability resulted in other comprehensive earnings of $33.8 million and $15.0 million, respectively.

Assumptions

Actuarial assumptions used to determine benefit obligations at December 31 are as follows:

	Pension Benefits		Post-retirement Benefits
	2007	2006	2007		2006
Discount rate	6.5%	5.9%	6.5%		5.9%
Average salary increases	4.0%	4.0%	4.0	%`	4.0%

Actuarial assumptions used to determine net periodic benefit cost for the year ended December 31 are as follows:

	Pension Benefits			Post-retirement Benefits
Years ended December 31	2007	2006	2005	2007	2006	2005
Discount rate	5.90%	5.75%	6.00%	5.90%	5.75%	6.00%
Expected long-term return on plan assets	8.75%	8.75%	8.75%	n/a	n/a	n/a
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

In developing the expected long-term rate of return assumption, the company evaluated its pension plan’s target and actual asset allocation and historical long-term rates of return of equity and bond indices. The company also considered its pension plan’s historical 10- and 25-year compounded annualized returns of 8.6 percent and 12.1 percent, respectively.

Assumed health care cost trend rates

Assumed health care cost trend rates as of December 31 are as follows:

	2007	2006
For participants under age 66:
Health care cost trend rate assumed for next year	10.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2012
For participants over age 65:
Health care cost trend rate	6.00%	6.00%

A one-percentage-point change in the assumed health care cost trend rates would not result in a material impact on the company’s consolidated financial statements.

Plan Assets

Plan assets relate to the those plans sponsored by A. O. Smith. A. O. Smith’s pension plan weighted asset allocations as of December 31 by asset category are as follows:

	2007	2006
Asset Category
Equity securities	71%	70%
Debt securities	24	24
Private equity	4	3
Other	1	3

	100%	100%

A. O. Smith’s target allocation to equity managers is between 60 to 70 percent with the remainder allocated primarily to bond managers and a small allocation to private equity managers. The company regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate.

There is no A. O. Smith stock included in plan assets at December 31, 2007 and 2006.

Cash Flows

A. O. Smith is not required to contribute to its pension plans. In 2007, A. O. Smith made contributions of $16 million and may elect to make a contribution during 2008.

Estimated Future Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending December 31 (dollars in millions)	Pension Benefits	Post-retirement Benefits
2008	$58.1	$1.5
2009	57.3	1.6
2010	57.0	1.6
2011	56.8	1.7
2012	57.1	1.7
Years 2013–2017	292.0	7.6

12.	Income Taxes

The components of the provision for income taxes from continuing operations consisted of the following:

Years ended December 31 (dollars in millions)	2007	2006	2005
Current:
Federal	$6.5	$18.0	$13.2
State	4.2	3.4	2.3
International	3.9	3.8	3.3
Deferred:
Federal	(1.0)	1.0	0.7
State	(2.1)	0.4	0.6
International	2.2	2.5	(0.4)

	$13.7	$29.1	$19.7

The provision for income taxes differs from the U.S. federal statutory rate due to the following items:

Years ended December 31 (dollars in millions)	2007	2006	2005
Provision at U.S. federal statutory rate	35.0%	35.0%	35.0%
U.S. tax benefit for closure of Budapest, Hungary facility	(9.5)	—	—
State income and franchise taxes, net of federal benefit	1.2	2.8	3.8
International income tax rate differential	(11.2)	(10.3)	(7.0)
Research tax credits	(0.6)	—	(0.8)
U.S. manufacturing deduction	(0.4)	(0.3)	(0.3)
Other	(1.4)	0.9	1.6

	13.1%	28.1%	32.3%

Components of earnings from continuing operations before income taxes were as follows:

Years ended December 31 (dollars in millions)	2007	2006	2005
United States	$47.6	$58.2	$44.4
International	56.9	45.5	16.5

	$104.5	$103.7	$60.9

Total taxes paid by A. O. Smith amounted to $14.1, $37.3, and $6.9 million in 2007, 2006 and 2005, respectively. Included in the 2007 and 2006 taxes paid are $4.2 million and $9.2 million of net tax payments for the companies acquired in 2006 relating to periods before the acquisition.

No provision for U.S. income taxes or foreign withholding taxes has been made on the undistributed earnings of foreign subsidiaries as such earnings are considered to be permanently invested. At December 31, 2007, the undistributed earnings amounted to $184.5 million. Determination of the amount of unrecognized deferred tax liability on the undistributed earnings is not practicable. In addition, no provision or benefits for U.S. income taxes have been made on foreign currency translation gains or losses.

The tax effects of temporary differences of assets and liabilities between income tax and financial reporting are as follows:

	2007		2006
December 31 (dollars in millions)	Assets	Liabilities	Assets	Liabilities
Employee benefits	$30.3	$—	$50.8	$—
Product liability and warranties	64.7	—	59.7	—
Inventories	1.8	—	5.9	—
Property, plant and equipment	—	36.5	—	44.4
Intangibles	—	84.1	—	75.5
Restructuring	4.5	—	2.7	—
Environmental	4.6	—	4.3	—
Derivative instruments	0.5	—	—	6.8
Tax loss and credit carryovers	14.3	—	19.7	—
All other	7.7	—	0.1	3.8
Valuation allowance	(4.5)	—	(5.3)	—

	$123.9	$120.6	$137.9	$130.5

Net asset	$3.3		$7.4

These deferred tax assets and liabilities are classified in the balance sheet as current or long-term based on the balance sheet classification of the related assets and liabilities as follows:

December 31 (dollars in millions)	2007	2006
Current deferred income tax assets	$34.4	$22.9
Long-term deferred income tax liabilities	(31.1)	(15.5)

Net (liability) asset	$3.3	$7.4

A. O. Smith has foreign net operating loss carryovers with tax benefits of $3.9 million. Of the $3.9 million of tax benefits, $3.6 million have an unlimited carryover period and $0.3 million expire in 2008. Based on future realizability, a valuation allowance of $3.9 million has been established against the foreign net operating loss carryover tax benefits.

The company also has U.S. net operating loss carryovers having a tax value of $3.3 million, U.S. tax credits carryovers of $0.2 million, state and local net operating loss carryovers having a tax value of $5.6 million and state and local tax credit carryovers of $1.3 million. These carryovers expire between 2008 and 2027. Based on future realizability, a valuation allowance of $0.6 million has been established against the state and local carryover tax benefits.

During 2007 and 2006, the valuation allowance was decreased and goodwill decreased by $1.3 million and $1.0 million, respectively, to reflect expected utilization of tax benefits previously acquired with the State Industries, Inc. acquisition by A. O. Smith in 2001. Also, in 2007 the valuation allowance was increased by $0.7 million for the current year tax benefits of foreign loss carryovers that are not expected to be utilized and decreased by $0.2 million to reflect expiration of foreign net operating losses. The valuation allowance was also decreased by $2.0 million in 2006 to reflect expiration of federal capital loss carryovers previously acquired with the State Industries, Inc. acquisition and by $0.3 million to reflect expiration of foreign net operating loss carryovers.

In China, foreign investment enterprises engaged in manufacturing activities are granted favorable tax treatment during start-up periods. The enterprises are granted a two-year tax exemption and a three-year 50% tax rate reduction beginning with the enterprise’s first profit making year. In 2007 three of the company’s China subsidiaries benefited from the favorable tax treatment. The consolidated earnings would have been $0.34 per share lower without the tax holiday.

The company adopted the provisions of FIN 48 on January 1, 2007. There was no cumulative effect of adoption recorded to retained earnings. A reconciliation of the beginning and ending amount of unrecognized benefits is as follows:

(Dollars in millions)
Balance at January 1, 2007	$7.6
Additions based on tax positions related to the current year	0.5
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(3.3)
Settlements	—

Balance at December 31, 2007	$4.8

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate of $3.7 million. The company recognizes potential interest and penalties related to unrecognized tax benefits as a component of tax expense. At January 1, 2007, there was $0.8 million of interest and penalties accrued. The amount was reduced to $0.4 million during 2007. It is not anticipated there will be a significant change in the total amount of unrecognized tax benefits in the next 12 months. The company’s U.S. federal tax returns for 2005-2007 are subject to audit. The company is subject to state and local audits for tax years 2003-2007. The company is subject to non-U.S. income tax examinations for years 2001-2007.

13.	Commitments and Contingencies

A. O. Smith is a potentially responsible party in eight judicial and administrative proceedings initiated on behalf of various state and federal regulatory agencies seeking to clean up sites which have been environmentally impacted and to recover costs they have incurred or will incur as to the sites.

A. O. Smith has established reserves for the sites and insurance proceeds and potential recovery from third parties are available to cover a portion of the company’s potential liability. The company believes that any environmental claims for these sites in excess of reserves, insurance proceeds and indemnified amounts will not have a material effect on its financial position or results of operations.

A. O. Smith or its subsidiaries have been named as a co-defendant in lawsuits alleging personal injury as a result of exposure to asbestos integrated into certain of A. O. Smith’s or its subsidiaries’ products or premises. A. O. Smith and its subsidiaries have never manufactured asbestos. As of December 31, 2007, A. O. Smith and its subsidiaries are defendants in lawsuits involving claims by approximately 66,072 plaintiffs. A. O. Smith and its subsidiaries have made no payment in a substantial majority of the cases closed to date. The remainder of the resolved cases have settled for amounts that are not material to the company, and the costs of defense and settlements have been supported in part by insurance.

A. O. Smith has been named as a co-defendant in lawsuits alleging manganese-induced illness involving claims by approximately 2,560 plaintiffs. The claimants in these lawsuits allege that exposure to manganese in welding consumables caused them to develop adverse neurological conditions, including a condition known as manganism, and are seeking compensatory and, in many instances, punitive damages, usually for unspecified sums. A. O. Smith manufactured welding consumables from 1918 until it sold that business to another company in 1965. A. O. Smith has not been found liable in any of the lawsuits and has not paid any settlements. The costs of defense have been paid by insurance, and the company believes it has adequate insurance coverage to cover its exposure.

A. O. Smith is subject to various claims and pending lawsuits for product liability and other matters arising out of the conduct of A. O. Smith’s business. With respect to product liability claims, A. O. Smith has self-insured a portion of its product liability loss exposure for many years. A. O. Smith has established reserves which it believes are adequate to cover incurred claims. For the years ended December 31, 2007 and 2006, A. O. Smith had $125 million of product liability insurance for individual losses in excess of $5 million. A. O. Smith periodically reevaluates its exposure on claims and lawsuits and makes adjustments to its reserves as appropriate. The company believes, based on current knowledge, consultation with counsel, adequate reserves and insurance coverage that the outcome of such claims and lawsuits will not have a material adverse effect on the company’s financial position, results of operations or cash flows.

In a Form 8-K filed with the Securities and Exchange Commission on October 19, 2007, A. O. Smith disclosed an adverse verdict in a product liability lawsuit in Baldwin County, Alabama.

On February 19, 2008, all plaintiffs executed a Release, Settlement and Confidentiality Agreement (the Settlement) resolving the lawsuit in its entirety. The Settlement is subject to Baldwin County Court approval, which the company believes will be granted. As part of the Settlement, the adverse verdict will be vacated by the Baldwin County Court. The terms of the Settlement are confidential. A. O. Smith’s expense related to the Settlement is included in the reserve recorded as of December 31, 2007.

14.	Operations by Segment

The company has three reportable segments: Water Products and Electrical Products and Other Operations. The Water Products segment manufactures residential and commercial gas and electric water heaters used in a wide range of applications including hotels, laundries, car washes, factories and large institutions. In addition, the Water Products segment manufactures copper tube boilers used in large-volume hot water and hydronic heating applications. The Electrical Products segment manufactures fractional horsepower alternating current (AC) and direct current (DC) motors used in fans and blowers in furnaces, air conditioners and ventilating systems; as well as in other consumer products such as home appliances and pumps for swimming pools, hot tubs and spas. In addition, the Electrical Products segment manufactures hermetic motors which are sold worldwide to manufacturers of compressors used in air conditioning and refrigeration systems. The other operations segment manufactures multicolor printed materials primarily sold to direct mail and other advertisers and provides warehousing and distribution services to consumer products manufacturers.

The accounting policies of the reportable segments are the same as those described in the “Summary of Significant Accounting Policies” outlined in Note 1. Operating earnings, defined by the company as earnings before interest, taxes, general corporate and corporate research and development expenses, is used to measure the performance of the segments and allocate resources.

Years ended December 31 (dollars in millions)	Net Earnings			Net Sales
	2007	2006	2005	2007	2006	2005
Water Products	$150.0	$122.4	$79.5	$1,423.1	$1,260.8	$833.3
Electrical Products	23.1	48.1	42.3	894.0	905.9	861.0
Other Operations	7.0	1.0	(5.1)	79.6	76.0	85.4
Inter-segment	(0.2)	(0.1)	(0.1)	(5.0)	(5.4)	(5.1)

Total segments–operating earnings	179.9	171.4	116.6	$2,391.7	$2,237.3	$1,774.6

General corporate and research and development expenses	(47.8)	(41.4)	(40.9)
Interest expense	(27.6)	(26.3)	(14.8)

Earnings before income taxes	104.5	103.7	60.9
Provision for income taxes	(13.7)	(29.1)	(19.7)
Minority interest in continuing earnings of consolidated subsidiary	(60.4)	(52.1)	(31.5)

Earnings from continuing operations	$30.4	$22.5	$9.7

Sales to a major customer within the Water Products segment totaled $251.1 million in 2007 which is 10.5% of the company’s net sales. There were no sales to customers exceeding 10% of consolidated net sales in 2006 or 2005.

Assets, depreciation and capital expenditures by segment

	Total Assets (December 31)			Depreciation and Amortization (Years Ended December 31)			Capital Expenditures (Years Ended December 31)
(dollars in millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Water Products	$1,040.3	$967.2	$447.0	$34.7	$29.5	$20.4	$42.3	$33.9	$21.9
Electrical Products	704.0	768.2	742.5	32.3	30.9	31.8	28.6	33.4	28.4
Other Operations	37.1	50.5	59.1	4.2	4.9	7.1	1.0	0.2	0.7

Total segments	1,781.4	1,785.9	1,248.6	71.2	65.3	59.3	71.9	67.5	51.0
Corporate assets	129.0	107.1	107.6	0.5	0.5	0.6	0.5	0.9	0.3

Total	$1,910.4	$1,893.0	$1,356.2	$71.7	$65.8	$59.9	$72.4	$68.4	$51.3

The majority of corporate assets consists of cash and cash equivalents and deferred income taxes.

Net sales and long-lived assets by geographic location

The following data by geographic area includes net sales based on product shipment destination and long-lived assets based on physical location. Long-lived assets include net property, plant and equipment and other long-term assets, other intangibles and long-lived assets of previously owned businesses.

	Long-lived Assets				Net Sales
(dollars in millions)	2007	2006	2005		2007	2006	2005
United States	$321.0	$339.1	$257.3	United States	$1,836.6	$1,796.9	$1,486.0
Mexico	105.4	110.3	108.3	China	197.6	154.2	106.8
China	70.8	61.2	56.2	Canada	171.9	137.3	64.5
Canada	55.6	49.0	1.2	Other Foreign	185.6	148.9	117.3

Other Foreign	3.7	7.9	7.1	Total	$2,391.7	$2,237.3	$1,774.6

Total	$556.5	$567.5	$430.1

15.	Quarterly Results of Operations (Unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
	2007	2006	2007	2006	2007	2006	2007	2006
Net Sales	$599.6	$480.5	$629.4	$612.5	$571.4	$581.8	$591.3	$562.5
Gross profit	125.7	101.9	137.4	129.2	123.0	117.3	138.9	125.3
Net earnings	6.1	4.6	8.4	7.7	7.7	5.0	8.2	5.3
Net earnings per share Basic and diluted	1.84	1.37	2.53	2.34	2.33	1.50	2.46	1.61
Common dividends declared	.23	.20	.23	.20	.28	.23	.28	.23

Electrical Products 2007 fourth quarter net earnings included a $2.4 million LIFO benefit, net of tax, associated with lower inventory levels and bad debt expense of $1.5 million, net of tax.

16.	Subsequent Event (Unaudited)

On February 4, 2008, the company announced a proposal to restructure its holdings in A. O. Smith, whereby the stockholders of the company would receive direct ownership of A. O. Smith shares. Stockholders are expected to be entitled to receive 2.396 shares of A. O. Smith Class A common stock and .463 shares of A. O. Smith common stock for each share of the company’s stock they hold (i) assuming no change in the number of shares of SICO common stock issued and outstanding or in the number of shares of A. O. Smith common stock and Class A common stock held by SICO, and (ii) without regard to escrow shares, dissenting shares and fractional shares. Pursuant to the proposed transaction, the company would be merged with a newly formed subsidiary of A. O. Smith. The merger agreement was entered into on December 9, 2008 and completion of the merger is subject to shareholder approval, the receipt of a favorable ruling from the Internal Revenue Service and other conditions.

To facilitate the merger, the Parent contributed substantially all of its assets and liabilities, which included the operating businesses of Berlin and CSDS, to Smith Investment Company LLC, and then distributed to its stockholders, in a taxable spin-off transaction, the interest of the Parent in Smith Investment Company LLC. Stockholders received membership units in Smith Investment Company LLC in the spin-off transaction. The distribution occurred on January 19, 2009. The assets contributed to Smith Investment Company LLC did not include A. O. Smith stock of the Parent.

As of November 1, 2008, the company entered into an agreement to sell substantially all of the assets of CSDS for a purchase price of $6 million, subject to working capital adjustments. The company anticipates recording a gain of $3.3 million related to the sale, which is expected to close in the first quarter of 2009.

SMITH INVESTMENT COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2008 and December 31, 2007

(dollars in millions)

	September 30, 2008 (Unaudited)	December 31, 2007
Assets
Current Assets
Cash and cash equivalents	$41.6	$55.0
Trade receivables	432.0	424.8
Inventories	301.3	266.3
Deferred income taxes	41.3	34.4
Other current assets	19.5	19.9

Total Current Assets	835.7	800.4
Property, plant and equipment	1,064.9	1,043.8
Less accumulated depreciation	627.1	601.2

Net property, plant and equipment	437.8	442.6
Goodwill	511.4	512.9
Other intangibles	82.4	86.6
Other assets	53.6	67.9

Total Assets	$1,920.9	$1,910.4

Liabilities
Current Liabilities
Trade payables	$299.9	$309.4
Accrued payroll and benefits	52.1	50.9
Accrued liabilities	86.2	71.3
Product warranties	41.0	35.9
Long-term debt due within one year	20.5	17.6

Total Current Liabilities	499.7	485.1
Long-term debt	334.9	387.6
Pension liabilities	24.7	39.7
Other liabilities	166.6	173.2
Deferred income taxes	36.2	31.1

Total Liabilities	1,062.1	1,116.7

Minority Interest in Consolidated Subsidiary	560.8	515.0

Stockholders’ Equity
Common Stock, $.10 par value: authorized 10,000,000 shares; issued 3,317,066	0.3	0.3
Retained earnings	329.1	310.1
Accumulated other comprehensive loss	(31.4)	(31.7)

Total Stockholders’ Equity	298.0	278.7

Total Liabilities and Stockholders’ Equity	$1,920.9	$1,910.4

See accompanying notes which are an integral part of these statements

SMITH INVESTMENT COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

Nine Months ended September 30,

(dollars in millions)

	2008 (Unaudited)	2007 (Unaudited)
Water Products	$1,105.0	$1,044.2
Electrical Products	694.9	701.6
Other Operations	46.0	58.6
Inter-segment sales	(3.6)	(3.6)

Net Sales	1,842.3	1,800.8
Cost of products sold	1,439.3	1,414.7

Gross Profit	403.0	386.1
Selling, general and administrative expenses	282.7	270.5
Restructuring and other charges	6.2	3.3
Interest expense	16.1	21.4
Other (income) expense–net	0.7	(1.2)

	97.3	92.1
Provision for income taxes	24.2	21.1

Earnings before equity loss in joint venture and minority interest	73.1	71.0
Equity loss in joint venture	(0.3)	—
Minority interest in earnings of consolidated subsidiary	(51.1)	(48.8)

Net Earnings	$21.7	$22.2

Earnings per Common Share
Basic and Diluted	$6.54	$6.69

Dividends per Common Share	$0.86	$0.74

See accompanying notes which are an integral part of these statements

SMITH INVESTMENT COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months ended September 30,

(dollars in millions)

	2008 (Unaudited)	2007 (Unaudited)
Operating Activities
Net earnings	$21.7	$22.2
Minority interest in earnings of consolidated subsidiary	51.1	48.8
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation and amortization	52.8	53.6
Net changes in operating assets and liabilities, net of acquisitions:
Current assets and liabilities	(42.8)	(23.3)
Noncurrent assets and liabilities	(9.2)	(1.8)
Other	3.2	1.0
Distributions by subsidiary to minority shareholders	(11.3)	(10.9)

Cash Provided by Operating Activities	65.5	89.6
Investing Activities
Capital expenditures	(47.1)	(42.2)
Proceeds from sale of restricted marketable securities	12.0	—
Other investing activities	0.7	0.2

Cash Used in Investing Activities	(34.4)	(42.0)
Financing Activities
Net repayments under notes payable	—	(4.7)
Long-term debt repaid	(42.5)	(31.4)
Purchase of treasury stock	—	(7.8)
Net proceeds from exercise of subsidiary stock options	0.9	10.3
Dividends paid	(2.9)	(2.4)

Cash Used in Financing Activities	(44.5)	(36.0)
Net (decrease) increase in cash and cash equivalents	(13.4)	11.6
Cash and cash equivalents—beginning of period	55.0	26.7

Cash and Cash Equivalents—end of Period	$41.6	$38.3

See accompanying notes which are an integral part of these statements

SMITH INVESTMENT COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008

(Unaudited)

1.	Basis of Presentation

Smith Investment Company (the company) is a holding company for its ownership of A. O. Smith Corporation (A. O. Smith) and its wholly-owned subsidiaries, Berlin Industries, Inc. (Berlin) and Central States Distribution Service, Inc. (CSDS). A. O. Smith is a manufacturer serving customers worldwide. A. O. Smith’s major product lines include residential and commercial gas and electric water heating equipment, fractional horsepower alternating current, direct current, and hermetic electric motors and multicolor printing. Products are manufactured and marketed primarily in North America and China. Water heaters are sold principally to original equipment manufacturers and distributors. Berlin sells multicolor printing principally to direct mail and other advertisers, and CSDS provides warehousing and distribution services primarily to consumer product manufacturers. Throughout these consolidated financial statements, the “company” refers to the operations of its wholly-owned subsidiaries, Berlin and CSDS, and its controlled subsidiary, A. O. Smith.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2008 are not necessarily indicative of the results expected for the full year. It is suggested that the accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2007.

2.	Inventories (dollars in millions)

	September 30, 2008	December 31, 2007
Finished products	$199.1	$177.8
Work in process	58.2	52.7
Raw materials	125.8	114.7

	383.1	345.2
LIFO reserve	(81.8)	(78.9)

	$301.3	$266.3

3.	Restricted Marketable Securities

A. O. Smith acquired GSW Inc. (GSW) on April 3, 2006. GSW operated a captive insurance company (Captive) to provide product liability and general liability insurance to its subsidiary American Water Heater Company (American). The company decided to cover American’s prospective liability exposures with its existing insurance programs and all product liability claims for events which occurred prior to July 1, 2006 will be financed by the Captive. The reinsurance company restricts the amount of capital which must be maintained by the Captive and this restricted amount was $27.5 million at September 30, 2008. The $27.5 million is invested in short-term securities and is included in other non-current assets on the company’s balance sheet on September 30, 2008. During the second quarter of 2008, the Captive liquidated approximately $12.0 million of short-term securities and paid the company a dividend of $12.0 million on June 1, 2008. The company used the proceeds from this dividend to pay down debt.

4.	Long-Term Debt

A. O. Smith has a $425 million multi-currency revolving credit agreement with nine banks. The facility expires in 2011 and has an accordion provision which allows it to be increased up to $500 million if certain conditions (including lender approval) are satisfied. Borrowing rates under the facility are determined by the company’s leverage ratio.

Borrowings under the bank credit lines and commercial paper borrowings are supported by the $425 million revolving credit agreement. As a result of the long-term nature of this facility, the commercial paper and credit line borrowings are classified as long-term debt.

5.	Product Warranties (dollars in millions)

A. O. Smith offers warranties on the sales of certain of its products and records an accrual for the estimated future claims. Such accruals are based upon historical experience and management’s estimate of the level of future claims. The following table presents warranty activity for the nine months ended September 30, 2008 and 2007.

	2008	2007
Balance at January 1	$105.5	$98.7
GSW liability acquired	—	5.0
Expense	59.1	40.5
Claims settled	(49.4)	(38.4)

Balance at September 30	$115.2	$105.8

6.	Comprehensive Earnings (dollars in millions)

The company’s comprehensive earnings are comprised of net earnings, foreign currency translation adjustments, adjustments to minimum pension liability and post retirement obligations, and realized and unrealized gains and losses on cash flow derivative instruments.

	Nine Months Ended September 30
	2008	2007
Net earnings	$21.7	$22.2
Other comprehensive earnings (loss): Foreign currency translation adjustments	11.2	3.2
Reclassification adjustment for foreign exchange gains included in net earnings	(3.3)	—
Adjustment to additional minimum pension liability and post retirement obligation less related income tax provision (benefit) of $0.3 in 2008 and $(2.2) in 2007	0.5	(3.5)
Unrealized net loss on cash flow derivative instruments less related income tax benefit of $9.6 in 2008 and $4.8 in 2007	(7.5)	(4.2)
Minority interest in other comprehensive earnings (loss)	(0.6)	3.1

Comprehensive earnings	$22.0	$20.8

7.	Earnings per Share of Common Stock

The numerator for the calculation of basic and diluted earnings per share is net earnings. The following table sets forth the computation of basic and diluted weighted-average shares used in the earnings per share calculations:

	Nine Months Ended September 30
	2008	2007
Denominator for basic earnings per share—weighted average shares	3,317,066	3,317,066
Effect of dilutive stock options, restricted stock and share units	—	—

Denominator for diluted earnings per share	3,317,066	3,317,066

8.	Stock-Based Compensation

The company’s subsidiary, A. O. Smith, adopted the A. O. Smith Combined Incentive Compensation Plan (the “plan”) effective January 1, 2007 which provides for the issuance of 1,250,000 stock options, restricted stock or share units. Additionally, any shares that would have been available for stock options, restricted stock or share units under a predecessor plan, if that plan was in effect, will be available for granting of share based awards under the plan. The number of A. O. Smith shares available for granting of options or share units at September 30, 2008 was 934,224. Upon stock option exercise, restricted stock grant, or share unit vesting and issuance, shares are issued from treasury stock of A. O. Smith.

Total stock based compensation cost recognized in the nine-month periods ended September 30, 2008 and 2007 was $4.2 million and $3.9 million, respectively.

Stock Options

The stock options granted in the nine-month periods ended September 30, 2008 and 2007, have three year pro-rata vesting from the date of grant. Stock options are issued at exercise prices equal to the fair value of A. O. Smith common stock on the date of grant. For active employees, all options granted in 2008 and 2007 expire ten years after date of grant. Options are expensed ratably over the three year vesting period. Stock option compensation cost recognized in the nine-month periods ended September 30, 2008 and 2007 was $1.5 million and $1.4 million, respectively. Included in the stock option expense for the nine-month periods ended September 30, 2008 and 2007 is expense associated with the accelerated vesting of stock option awards for certain employees who either are retirement eligible or become retirement eligible during the vesting period.

Changes in option shares, all of which are A. O. Smith common stock, were as follows for the nine months ended September 30, 2008:

	Weighted-Avg. Per Share Exercise Price	Nine Months Ended September 30, 2008	Average Remaining Contractual Life	Aggregate Intrinsic Value (dollars in millions)
Outstanding at January 1, 2008	$27.01	1,117,434
Granted	35.64	171,400
Exercised	26.61	(27,967)
Terminated	35.64	(800)

Outstanding at September 30, 2008	28.19	1,260,067	6 years	$13.9

Exercisable at September 30, 2008	$25.46	926,467	5 years	$12.7

The weighted-average fair value per option at the date of grant during the nine months ended September 30, 2008 and 2007, using the Black-Scholes option-pricing model, was $11.82 and $14.43, respectively. Assumptions were as follows:

	Nine Months Ended September 30
	2008	2007
Expected life (years)	6.4	6.5
Risk-free interest rate	3.7%	4.7%
Dividend yield	2.0%	1.8%
Expected volatility	35.1%	36.0%

The expected life is based on historical exercise behavior and the projected exercise of unexercised stock options. The risk free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant for the respective expected life of the option. The expected dividend yield is based on the expected annual dividends divided by the grant date market value of our common stock. The expected volatility is based on the historical volatility of our common stock.

Restricted Stock and Share Units

Participants may also be awarded shares of restricted stock or share units under the plan. A. O. Smith granted 144,008 and 68,600 share units under the plan in the nine-month periods ended September 30, 2008 and 2007, respectively. Included in the grant in the nine-month period ended September 30, 2008, are share units granted on April 30, 2008 which are subject to performance conditions and vest on December 31, 2010. The ultimate number of share units that will vest will range from zero to 96,000 based on the average of the company’s annual return on equity for the eleven quarters ending December 31, 2010. Compensation expense will be recognized over the vesting period (eleven quarters) as long as achievement of the performance conditions is considered probable. The share units were valued at $4.9 million and $2.7 million at the date of issuance in 2008 and 2007, respectively, based on the company’s stock price at the date of grant, and in each case, such value will be recognized as compensation expense ratably over the three-year vesting period (except as noted above).

Share based compensation expense attributable to restricted stock and share units of $2.7 million and $2.5 million was recognized in the nine-month periods ended September 30, 2008 and 2007, respectively. Share based compensation expense recognized in the nine-month periods ended September 30, 2008 and 2007 included expense associated with accelerated vesting of share unit awards for certain employees who either are retirement eligible or will become retirement eligible during the vesting period.

A summary of restricted stock and share unit activity under the plan is as follows:

	Number of Units	Weighted-Average Grant Date Value
Outstanding at January 1, 2008	212,500	$32.91
Granted	144,008	33.69
Vested	(5,000)	27.58
Terminated	(626)	35.64

Outstanding at September 30, 2008	350,882	$33.30

9.	Pensions (dollars in millions)

The following table presents the components of A. O. Smith’s net pension expense.

	Nine Months Ended September 30
	2008	2007
Service cost	$6.7	$7.8
Interest cost	36.8	35.7
Expected return on plan assets	(46.8)	(45.1)
Amortization of net unrecognized loss	5.9	9.6
Amortization of prior service cost	0.4	0.4

Defined benefit plan expense	$3.0	$8.4

A. O. Smith made a contribution of $15.0 million on August 29, 2008. A. O. Smith made contributions of $6.0 million and $9.0 million on June 1, 2007 and July 2, 2007, respectively.

10.	Operations by Segment (dollars in millions)

	Nine Months Ended September 30
	2008	2007
Net sales
Water Products	$1,105.0	$1,044.2
Electrical Products	694.9	701.6
Other Operations	46.0	58.6
Inter-segment sales	(3.6)	(3.6)

	$1,842.3	$1,800.8

Operating earnings
Water Products (1)	$105.1	$104.8
Electrical Products (2)	44.3	41.1
Other Operations (3)	—	2.1
Inter-segment earnings	(0.1)	(0.1)

	149.3	147.9
Corporate expenses (4)	(36.2)	(34.4)
Interest expense	(16.1)	(21.4)

Earnings before income taxes	97.0	92.1
Provision for income taxes	(24.2)	(21.1)
Minority interest in earnings of consolidated subsidiary	(51.1)	(48.8)

Net Earnings	$21.7	$22.2

(1) includes equity loss in joint venture of :	$(0.3)	$—
(2) includes pre-tax restructuring and other charges of:	$5.9	$1.6
(3) includes pre-tax restructuring and other charges of:	$—	$0.2
(4) includes pre-tax restructuring and other charges of:	$0.3	$1.5

11.	Restructuring and Other Charges

Electrical Products Restructuring and Other Costs

In 2007, $13.6 million of expense was recognized for the full year and $1.6 million was recognized in the nine-month period ended September 30, 2007, for the continuation of domestic repositioning activities. Included in the full year amount was an asset impairment charge of $10.6 million. The majority of the domestic repositioning charges relate to the announced closure of the Scottsville, KY and Mebane, NC production facilities. The closures are expected to occur in the fourth quarter of 2008. Electrical Products is consolidating its hermetic motor assembly operations in Acuna, Mexico and Suzhou, China. An additional $7.1 million of expense was recognized in the nine-month period ended September 30, 2008.

Additionally, in the fourth quarter of 2007, Electrical Products, a segment of A. O. Smith, recognized $9.2 million of expense (of which $7.5 million is an asset impairment charge) and a $9.9 million tax benefit related to the announced closure of its Budapest, Hungary facility. The closure of its Budapest, Hungary facility resulted in certain operations being transferred to China. Production ceased in the first quarter of 2008 and the plant closed in the second quarter of 2008. An additional $0.4 million of expense associated with the plant closure was recorded in the third quarter of 2008.

The year-to-date net favorable restructuring adjustment associated with the Hungary plant closure is $1.2 million and includes a $2.9 million favorable cumulative translation adjustment recorded in the second quarter of 2008. Total pretax restructuring expense for Electrical Products for 2008 is expected to be approximately $12.0 million.

The following table presents an analysis of the company’s Electrical Products restructuring reserve as of and for the nine months ended September 30, 2008 (dollars in millions):

	Severance Costs	Asset Impairment	Other	Total
Balance at December 31, 2007	$3.0	$—	$0.9	$3.9
Expense recognized	3.0	3.2	(0.3)	5.9
Cash payments	(2.7)	—	(3.1)	(5.8)
Asset disposal/write-down	—	(3.2)	—	(3.2)
Cumulative translation adjustment	—	—	2.9	2.9

Balance at September 30, 2008	$3.3	$—	$0.4	$3.7

Other Charges

During the nine months ended September 30, 2008, the company recognized $0.3 million in expense to cover real estate related costs associated with previously owned businesses.

12.	Fair Value Measurements

The company adopted SFAS 157 on January 1, 2008. SFAS 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring basis or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Liabilities measured at fair value on a recurring basis are as follows (dollars in millions):

		Fair Value Measurement Using
Description	September 30, 2008	Quoted Prices In Active Markets for Identical Contracts (Level 1)	Significant Other Observable Inputs (Level 2)
Net derivative contracts	$(14.0)	$(11.3)	$(2.7)

There were no changes in our valuation techniques used to measure fair values on a recurring basis as a result of adopting SFAS 157.

13.	Subsequent Event (Unaudited)

On February 4, 2008, the company announced a proposal to restructure its holdings in A. O. Smith, whereby the stockholders of the company would receive direct ownership of A. O. Smith shares. Stockholders are expected to be entitled to receive 2.396 shares of A. O. Smith Class A common stock and .463 shares of A. O. Smith common stock for each share of the Company’s stock they hold (i) assuming no change in the number of shares of SICO common stock issued and outstanding or in the number of shares of A. O. Smith common stock and Class A common stock held by SICO, and (ii) without regard to escrow shares, dissenting shares and fractional shares. Pursuant to the proposed transaction, the company would be merged with a newly formed subsidiary of A. O. Smith. The merger agreement was entered into on December 9, 2008 and completion of the merger is subject to shareholder approval, the receipt of a favorable ruling from the Internal Revenue Service and other conditions.

To facilitate the merger, the Parent contributed substantially all of its assets and liabilities, which included the operating businesses of Berlin and CSDS, to Smith Investment Company LLC, and then distributed to its stockholders, in a taxable spin-off transaction, the interest of the Parent in Smith Investment Company LLC. Stockholders received membership units in Smith Investment Company LLC in the spin-off transaction. The distribution occurred on January 19, 2009. The assets contributed to Smith Investment Company LLC did not include A. O. Smith stock of the Parent.

As of November 1, 2008, the Company entered into an agreement to sell substantially all of the assets of CSDS for a purchase price of $6 million, subject to working capital adjustments. The Company anticipates recording a gain of $3.3 million related to the sale, which is expected to close in the first quarter of 2009.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION FOR SICO

The unaudited pro forma financial information for SICO presented below consists of the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2008 and the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2008, and the year ended December 31, 2007. The unaudited pro forma financial information for SICO presented below should be read in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SICO” appearing elsewhere in this joint proxy statement/prospectus. The unaudited pro forma financial information for SICO has been prepared giving effect to the Spin-Off and the merger as if these transactions occurred as of January 1, 2008 for the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2008 and as of January 1, 2007 for the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2007 and as of September 30, 2008 for the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2008.

The Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations included in this joint proxy statement/prospectus have been derived from the audited consolidated financial statements and the unaudited condensed consolidated interim financial statements of SICO included elsewhere in this joint proxy statement/prospectus and do not purport to represent what SICO’s financial position and results of operations actually would have been had the Spin-Off, the merger and related transactions occurred on the dates indicated or to project SICO’s financial performance for any future period.

The transaction between A. O. Smith and SICO is considered a reverse acquisition under SFAS 141 (R) Business Combinations (“SFAS 141 (R)”). A reverse acquisition occurs when the legal acquirer, or the entity that issues the securities in the merger, is identified as the acquiree for accounting purposes. In the proposed merger, A. O. Smith is the legal acquirer because SICO will be a wholly owned subsidiary of A. O. Smith after the merger, and A. O. Smith will be issuing shares of A. O. Smith Class A common stock and A. O. Smith common stock as consideration in the merger. SICO is the legal acquiree in the merger. Even though A. O. Smith is the legal acquirer, SFAS 141(R) requires that A. O. Smith be treated as the acquiree for accounting purposes and SICO be treated as the acquirer for accounting purposes.

As the legal acquirer, however, A. O. Smith will survive as a publicly listed company after completion of the merger and will be required to present financial statement information in accordance with U.S. GAAP and SEC reporting requirements. SICO will have been merged with MergerCo, will cease to exist as an independent legal entity, and will be a wholly owned subsidiary of A. O. Smith after completion of the merger. Due to the reverse acquisition accounting treatment under SFAS 141(R), A. O. Smith’s financial statement information going forward will be presented as if SICO were the successor to the reporting obligation of A. O. Smith as of the date of the merger. As a result, prior period financial statement information presented in the A. O. Smith financial statements will reflect the historical activity of SICO.

In addition to being a reverse acquisition under SFAS 141(R), the merger is a common control transaction according to SFAS 160 Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 (SFAS 160). As a result, the merger will be accounted for as an equity transaction and therefore will not require purchase accounting adjustments to reflect fair value. Because A. O. Smith is the legal acquirer, the SICO shares are treated as having been converted to SICO’s ownership of A. O. Smith stock via a stock split to reflect SICO’s ownership of A. O. Smith Class A common stock and A. O. Smith common stock. Prior to the merger, SICO consolidated the financial results of A. O. Smith and presented a minority interest (referred to as a noncontrolling interest under SFAS 160). The noncontrolling interest represented the portion of A. O. Smith that SICO did not own. Under a reverse acquisition, the noncontrolling interest is eliminated from the financial statement presentation in future periods as A. O. Smith is the legal acquirer and the accounting acquiree. Although the non-SICO stockholders of A. O. Smith are not exchanging their shares in the merger, the reverse acquisition accounting requires the transaction to be presented as if an acquisition of the noncontrolling interest occurred since there is no remaining noncontrolling interest once the two companies are combined into one reporting entity.

SMITH INVESTMENT COMPANY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

September 30, 2008

(dollars in millions)	SICO (Consolidated) Historical	Berlin Industries and Central States (Combined) Historical Contributed to SpinCo (1)	Certain Other SICO Operating Activities Contributed to SpinCo (2)	Adoption of SFAS 160		Proforma Adjustments		SICO Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$41.6	$(0.1)	$(13.9)	$—		$—		$27.6
Trade receivables	432.0	(9.0)	—	—		—		423.0
Inventories	301.3	(2.8)	—	—		—		298.5
Deferred income taxes	41.3	(0.5)	0.2	—		—		41.0
Other current assets	19.5	(0.2)	(0.1)	—		—		19.2

Total Current Assets	835.7	(12.6)	(13.8)	—		—		809.3
Property, plant and equipment	1,064.9	(88.5)	(0.8)	—		—		975.6
Less accumulated depreciation	627.1	(67.5)	(0.6)	—		—		559.0
Net property, plant and equipment	437.8	(21.0)	(0.2)	—		—		416.6
Goodwill	511.4	—	—	—		—		511.4
Other intangibles	82.4	—	—	—		—		82.4
Other assets	53.6	(0.2)	(1.0)	—		—		52.4

Total Assets	$1,920.9	$(33.8)	$(15.0)	$—		$—		$1,872.1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade payables payable	$299.9	$(2.4)	$—	$—		$—		$297.5
Accrued payroll and benefits	52.1	(1.4)	(0.2)	—		—		50.5
Accrued liabilities	86.2	(1.8)	(0.3)	—		—		84.1
Product warranties	41.0	—	—	—		—		41.0
Long-term debt due within one year	20.5	—	(2.0)	—		—		18.5
Due to SICO	—	(0.6)	0.6	—		—		—

Total Current Liabilities	499.7	(6.2)	(1.9)	—		—		491.6
Long-term debt	334.9	—	(6.0)	—		—		328.9
Pension liabilities	24.7	—	—	—		—		24.7
Other liabilities	166.6	—	(3.0)	—		—		163.6
Deferred income taxes	36.2	—	4.5	—		—		40.7

Total Liabilities	1,062.1	(6.2)	(6.4)	—		—		1,049.5
Minority Interest in Consolidated Subsidiary	560.8	—	—	(560.8)	(3)	—		—
Common stock	0.3	—	—	—		(0.3)	(4)	—
Class A common stock	—	—	—	—		40.8	(4)	40.8
Common stock	—	—	—	—		24.3	(4)	24.3
Capital in excess of par	—	(26.3)	26.3	—		646.3	(4)	646.3
Retained earnings	329.1	(36.1)	—	—		1.3	(4)	294.3
Due from SICO	—	34.8	(34.8)	—		—		—
Accumulated other comprehensive loss	(31.4)	—	(0.1)	—		(67.1)	(4)	(98.6)
Treasury stock	—	—	—	—		(84.5)	(4)	(84.5)
Noncontrolling interest	—	—	—	560.8	(3)	(560.8)	(4)	—

Total Stockholders’ Equity	298.0	(27.6)	(8.6)	560.8		—		822.6

Total Liabilities and Stockholders’ Equity	$1,920.9	$(33.8)	$(15.0)	$—		$—		$1,872.1

(1)

The adjustments in this column reflect the elimination of the assets and liabilities of SICO’s wholly-owned operating subsidiaries that were contributed to SpinCo by SICO as if the contribution occurred as of September 30, 2008.

(2)	The adjustments in this column reflect the elimination of certain assets and liabilities of SICO that were contributed to SpinCo by SICO as if the contribution occurred as of September 30, 2008.

(3)

Effective January 1, 2009, SICO (as the successor company for accounting purposes) is required to adopt SFAS 160 and such adoption is required to be retroactive to prior periods presented pursuant to paragraph 5 of SFAS 160. Adjustment reflects the adoption of the pronouncement as of September 30, 2008, which results in a reclassification of the minority interest into stockholders’ equity as a noncontrolling interest.

(4)

The proforma adjustments in this column reflect the transaction as a reverse acquisition between SICO and A. O. Smith, with SICO as the accounting acquirer and A. O. Smith as the accounting acquiree. In accordance with SFAS 141(R ) and SFAS 160, the reverse acquisition is treated as an equity transaction with SICO as the successor company for accounting purposes. Since A. O. Smith is the legal acquirer, SICO’s capital stock is required to be converted to capital stock of the legal acquirer, A. O. Smith, for financial reporting purposes. The following table sets forth the adjustments required as a result of the reverse acquisition under SFAS 160:

	(A)	(B)	(C)	(D)	Net adjustment
Common stock—SICO	$(0.3)	$—	$—	$—	$(0.3)
Class A common stock	40.3	0.5	—	—	40.8
Common stock	1.6	22.7	—	—	24.3
Capital in excess of par	(41.6)	620.8	67.1	—	646.3
Retained Earnings	—	—	—	1.3	1.3
Accumulated other comprehensive loss	—	—	(67.1)	—	(67.1)
Treasury stock	—	(83.2)	—	(1.3)	(84.5)
Noncontrolling interest	—	(560.8)	—	—	(560.8)

(A)

To reflect stock split such that SICO common stock is converted into its controlling interest in A. O. Smith. The adjustment converts SICO common stock into the shares of A. O. Smith Class A common stock and A. O. Smith common stock that SICO owns as of September 30, 2008.

(B)

Reflects the assumed shares issued for the acquisition of the noncontrolling interest and the 1.5228% premium to A. O. Smith shown as a reduction in the number of A. O. Smith shares owned by SICO shareholders pursuant to the Merger Agreement. This is shown in the table below.

	Class A common stock	Common stock
Shares at par value issued for the acquisition of the noncontrolling interest	$1.1	$22.7
Retirement of shares due to 1.5228% premium to A. O. Smith pursuant to the Merger Agreement	(0.6)	—

Total	$0.5	$22.7

The adjustment also includes treasury shares at cost of $83.2 which are currently part of the A. O. Smith stockholders’ equity and eliminates the noncontrolling interest as a result of the reverse acquisition of $560.8. The difference between the consideration (i.e., shares issued/acquired) and the carrying value of the noncontrolling interest is shown as an increase to capital in excess of par of $620.8.

(C)	Reflects the accumulated other comprehensive loss related to the acquired noncontrolling interest.

(D)

Reflects the reclassification of the transaction costs, net of taxes, incurred by SICO in conjunction with the merger and Spin-Off which were previously expensed. Upon the adoption of FAS 160, such costs are shown as a component of treasury stock.

SMITH INVESTMENT COMPANY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2007

(dollars in millions)	SICO (Consolidated) Historical	Berlin Industries and Central States (Combined) Historical Contributed to SpinCo (1)	Certain Other SICO Operating Activities Contributed to SpinCo (2)		Proforma Adjustments		SICO Pro Forma
Net sales	$2,391.7	$(79.6)	$—		—		$2,312.1
Cost of sales	1,866.7	(68.0)	—		—		1,798.7

Gross Profit	525.0	(11.6)	—		—		513.4
Selling, general and administrative expenses	372.8	(8.1)	(1.5	) (3)	(0.2	) (4)	363.0
Gain from sale of assets held for sale	(3.7)	3.7	—		—		—
Restructuring and other similar costs	24.9	(0.2)	—		—		24.7

Income from Operations	131.0	(7.0)	1.5		0.2		125.7
Other income (expense):
Interest expense	(27.6)	—	0.9		—		(26.7)
Other, net	1.1	(1.1)	0.9		—		0.9
Total other income (expense)	(26.5)	(1.1)	1.8		—		(25.8)

Earnings before Provision for Income Taxes	104.5	(8.1)	3.3		0.2		$99.9
Provision for income taxes	13.7	(3.0)	1.0		—		11.7
Minority interest in earnings of consolidated subsidiary	60.4	—	—		(60.4	) (5)	—

Net Earnings	$30.4	$(5.1)	$2.3		$60.6		$88.2

(1)	Reflects the results of operations of SICO’s wholly-owned operating subsidiaries that were contributed to SpinCo by SICO as if the contribution occurred as of January 1, 2007.

(2)	Reflects the results of operations of SICO that were contributed to SpinCo by SICO as if the contribution occurred as of January 1, 2007.

(3)

Reflects the operating expenses associated with the assets and liabilities of SICO that were contributed to SpinCo by SICO. Such expenses include administrative expense, which would have been incurred on a stand alone basis by SpinCo, if the distribution transaction occurred as of January 1, 2007.

(4)

Reflects the reclassification of the transaction costs, net of tax, incurred by SICO in conjunction with the merger and Spin-Off which were previously expensed. Such costs are treated as a treasury stock transaction in accordance with SFAS 160.

(5)	Reflects the elimination of the minority (or noncontrolling) interest’s in earnings of consolidated subsidiary due to the reverse acquisition.

SMITH INVESTMENT COMPANY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Nine months ended September 30, 2008

(dollars in millions)	SICO (Consolidated) Historical	Berlin Industries and Central States (Combined) Historical Contributed to SpinCo (1)	Certain Other SICO Operating Activities Contributed to SpinCo (2)		Proforma Adjustments		SICO Pro Forma
Net sales	$1,842.3	$(46.0)	$—		$—		$1,796.3
Cost of sales	1,439.3	(40.8)	—		—		1,398.5

Gross Profit	403.0	(5.2)	—		—		397.8
Selling, general and administrative expenses	282.7	(5.0)	(1.2	) (3)	(1.9	) (4)	274.6
Restructuring and other similar costs	6.2	—	—		—		6.2

Income from Operations	114.1	(0.2)	1.2		1.9		117.0
Other income (expense):
Interest expense	(16.1)	—	1.1		—		(15.0)
Interest income and other, net	(0.7)	(0.5)	(0.2)		—		(1.4)
Total other income (expense)	(16.8)	(0.5)	0.9		—		(16.4)

Earnings before Provision for Income Taxes	97.3	(0.7)	2.1		1.9		$100.6
Provision for income taxes	24.2	(0.3)	0.6		0.6	(4)	25.1
Equity loss in joint venture	0.3	—	—		—		0.3
Minority interest in earnings of consolidated subsidiary	51.1	—	—		(51.1	) (5)	—

Net Earnings	$21.7	$(0.4)	$1.5		$52.4		$75.2

(1)	Reflects the results of operations of SICO’s wholly-owned operating subsidiaries that were contributed to SpinCo by SICO as if the contribution occurred as of January 1, 2008.

(2)	Reflects the results of operations of SICO that were contributed to SpinCo by SICO as if the contribution occurred as of January 1, 2008.

(3)

Reflects the operating expenses associated with the assets and liabilities of SICO that were contributed to SpinCo by SICO. Such expenses include administrative expense, which would have been incurred on a stand alone basis by SpinCo, if the distribution transaction occurred as of January 1, 2008.

(4)

Reflects the reclassification of the transaction costs, net of tax, incurred by SICO in conjunction with the merger and Spin-Off which were previously expensed. Such costs are treated as a treasury stock transaction in accordance with SFAS 160.

(5)	Reflects the elimination of the minority (or noncontrolling) interest’s in earnings of consolidated subsidiary due to the reverse acquisition.

Annex A

AGREEMENT AND PLAN OF MERGER

AMONG

A. O. SMITH CORPORATION,

SICO ACQUISITION, LLC,

SMITH INVESTMENT COMPANY

AND

SMITH INVESTMENT COMPANY LLC

DATED AS OF DECEMBER 9, 2008

A-i

4.22	Contracts	A-19
4.23	Solvency	A-19
4.24	No Other Representations or Warranties	A-20

ARTICLE V COVENANTS		A-20
5.1	Conduct of Business by the Company	A-20
5.2	Proxy Statement/Prospectus; Stockholders Meetings	A-21
5.3	Other Filings	A-22
5.4	Further Action; Reasonable Best Efforts	A-22
5.5	Fees and Expenses	A-23
5.6	Access to Information; Confidentiality	A-23
5.7	Public Announcements	A-24
5.8	Spin-Off	A-24
5.9	Change in Recommendations	A-25
5.10	NYSE Listing	A-25
5.11	Employee Benefit Matters	A-25
5.12	Belvidere Environmental Matters	A-26
5.13	Directors and Officers Exculpation and Insurance	A-27
5.14	Exemption from Liability Under Section 16(b)	A-28
5.15	Notice of Breach	A-28
5.16	Transaction-Related Claims	A-28
5.17	Cancellation of Company Parent Stock Holdings	A-28
5.18	Restrictions on SpinCo	A-28
5.19	Resignation of Officers and Directors	A-29
5.20	Taxes	A-29

ARTICLE VI CONDITIONS TO THE MERGER		A-29
6.1	Conditions to the Obligations of Each Party to Effect the Merger	A-29
6.2	Additional Conditions to Obligations of Parent and MergerCo	A-30
6.3	Additional Conditions to Obligations of the Company	A-30

ARTICLE VII INDEMNIFICATION		A-31
7.1	Indemnification by SpinCo and from the Escrow Shares	A-31
7.2	Indemnification by Parent	A-32
7.3	Survival; Right to Indemnification Not Affected by Knowledge	A-32
7.4	Indemnification Procedures	A-33
7.5	Limits on Indemnification; Calculation of Damages	A-34
7.6	Certain Tax Procedures	A-35
7.7	Exclusive Remedy	A-36
7.8	Shareholders’ Representative	A-36

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		A-37
8.1	Termination	A-37
8.2	Effect of Termination	A-37
8.3	Amendment	A-37
8.4	Extension; Waiver	A-38

ARTICLE IX GENERAL PROVISIONS		A-39
9.1	Notices	A-39
9.2	Certain Definitions	A-40
9.3	Interpretation	A-48
9.4	Entire Agreement	A-48

A-ii

9.5	No Third-Party Beneficiaries	A-48
9.6	Governing Law; Consent to Jurisdiction	A-49
9.7	Assignment	A-49
9.8	Severability	A-49
9.9	Counterparts	A-49
9.10	Facsimile Signature	A-49
9.11	Joint Drafting	A-49
9.12	Further Assurances	A-49
9.13	Specific Performance	A-49
9.14	Waiver of Jury Trial	A-50

EXHIBIT AND SCHEDULES

Exhibit

Exhibit A	—	Form of Parent Support Agreement
Exhibit B	—	Form of Company Support Agreement
Exhibit C	—	Form of Stockholder Agreement
Exhibit D	—	Form of Escrow Agreement
Exhibit E	—	Form of Voting Trust Agreement
Exhibit F	—	Form of Parent Charter Amendment

Parent Disclosure Schedule

Section		Title
3.4	—	Consents and Approvals; No Violations
3.6	—	Brokers
3.7	—	Litigation

Company Disclosure Schedule

Section		Title
4.4	—	Consents and Approvals; No Violations
4.5	—	Capitalization
4.6(a)	—	Subsidiaries
4.7	—	Permits; Compliance With Law
4.8(a)	—	Company Audited Financial Statements
4.8(b)	—	Company Unaudited Financial Statements
4.8(d)	—	Indebtedness and Guarantees
4.8(f)	—	Company Liabilities Not Assumed by SpinCo
4.8(g)	—	Company Retained Assets
4.9	—	Brokers
4.10	—	Absence of Certain Changes or Events
4.11(a)	—	Employee Benefit Plans
4.11(c)	—	Welfare Plans
4.11(e)	—	Acceleration of Benefits
4.13	—	Legal Proceedings
4.14	—	Real Property
4.15	—	Environmental Matters

A-iii

Section		Title
4.16	—	Taxes
4.22	—	Contracts
5.1	—	Conduct of Business

Other Schedules

Schedule		Title
6.1(f)	—	Regulatory Approvals
9.2	—	Expenses Excluded from Covered Parent Transaction Expenses

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 9, 2008, is made by and among A. O. Smith Corporation, a Delaware corporation (“Parent”), SICO Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“MergerCo”), Smith Investment Company, a Nevada corporation (the “Company”), and (solely for purposes of Sections 5.8, 5.11, 5.12, 5.16 and 5.18 and Article VII) Smith Investment Company LLC, a Delaware limited liability company (“SpinCo”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in Section 9.2.

RECITALS

A. The parties wish to effect a business combination through a merger of the Company with and into MergerCo (the “Merger”) on the terms and conditions set forth in this Agreement and in accordance with the Nevada Revised Statutes (the “NRS”) and the Delaware Limited Liability Company Act (the “DLLCA”).

B. The Board of Directors of the Company (the “Company Board”) has formed a special committee of the Company Board (the “Company Special Committee”) consisting entirely of outside, independent members of the Company Board.

C. After consultation with independent legal and financial advisors engaged by the Company Special Committee, the Company Special Committee has unanimously determined that the Merger is fair to, and in the best interests of, the Company and the Company Committee Stockholders and unanimously recommended that the Company Board approve the Merger and this Agreement, and the Company Board has unanimously adopted the recommendation of the Company Special Committee.

D. The Company Board (upon recommendation of the Company Special Committee) has unanimously resolved to recommend, subject to its obligations under applicable Law, that the holders of shares of Company Common Stock vote to approve the Merger upon the terms of this Agreement.

E. The Board of Directors of Parent (the “Parent Board”) has formed a special committee of the Parent Board (the “Parent Special Committee”) consisting entirely of outside, independent members of the Parent Board.

F. After consultation with independent legal and financial advisors engaged by the Parent Special Committee, the Parent Special Committee has unanimously determined that the Merger is fair to, and in the best interests of, Parent and the Parent Committee Stockholders and unanimously recommended that the Parent Board approve the Merger and this Agreement, and the Parent Board has, by the unanimous vote of the directors who voted, adopted the recommendation of the Parent Special Committee.

G. The Parent Board (upon recommendation of the Parent Special Committee) has resolved, by the unanimous vote of the directors who voted, to recommend, subject to its obligations under applicable Law, that the holders of shares of Parent Common Stock and Parent Class A Common Stock vote to approve the Parent Share Issuance, the Parent Charter Amendment and the Merger.

H. As a condition to the willingness of Parent and MergerCo to enter into this Agreement, (a) the Company is simultaneously herewith entering into a Support Agreement in the form attached hereto as Exhibit A (the “Parent Support Agreement”), (b) certain holders of shares of Company Common Stock are simultaneously herewith entering into a Support Agreement in the form attached hereto as Exhibit B (the “Company Support Agreement”) and (c) certain holders of shares of Company Common Stock are simultaneously herewith entering into a Stockholder Agreement in the form attached hereto as Exhibit C (the “Stockholder Agreement”).

I. Parent, MergerCo and the Company intend to effect the Merger as a transaction that qualifies as a reorganization under Section 368(a) of the Code.

AGREEMENTS

In consideration of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound, Parent, MergerCo, the Company and SpinCo (solely for purposes of Sections 5.8, 5.11, 5.12, 5.16 and 5.18 and Article VII) hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Effective Time, the Company and MergerCo shall consummate the Merger pursuant to which (a) the Company shall be merged with and into MergerCo and the separate corporate existence of the Company shall thereupon cease, (b) MergerCo shall be the successor or surviving entity in the Merger (the “Surviving Entity”) and shall continue to be governed by the laws of the State of Delaware, and (c) the separate existence of MergerCo with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in Chapter 92A of the NRS and Section 18-209 of the DLLCA.

1.2 Certificate of Formation and Operating Agreement. The Certificate of Formation of MergerCo as in effect at the Effective Time shall be and constitute the Certificate of Formation of the Surviving Entity until amended or changed in accordance with the DLLCA. The operating agreement of MergerCo effective as of December 5, 2008 and as in effect at the Effective Time (the “Operating Agreement”) shall be and constitute the operating agreement of the Surviving Entity until further amended or changed in accordance with the DLLCA and its terms.

1.3 Effective Time. On the Closing Date, MergerCo and the Company shall duly execute and file articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Nevada in accordance with the NRS and a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the DLLCA. The Merger shall become effective on the date and time of such filings or such later date and time as Parent and the Company shall have agreed to and shall be specified in the Articles of Merger and the Certificate of Merger (such date and time, the “Effective Time”).

1.4 Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third Business Day) after all of the conditions set forth in Article VI (other than conditions which by their terms are required to be satisfied or waived at the Closing) shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Reinhart Boerner Van Deuren s.c., 1000 North Water Street, Milwaukee, Wisconsin 53202, or at such other place as agreed to by the parties hereto.

1.5 Tax-Free Reorganization. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. No party shall take any reporting position with any taxing authority or any other action that is inconsistent with the Merger constituting a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE II

CONVERSION OF SECURITIES;

EXCHANGE OF CERTIFICATES

2.1 Effect on Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, MergerCo or the Company or the holders of any of the following securities:

(a) Each MergerCo Membership Unit issued and outstanding immediately prior to the Effective Time shall remain outstanding as one Surviving Entity Membership Unit following the Merger.

(b) Each share of Company Common Stock that is owned by the Company, by any wholly owned Subsidiary of the Company or by Parent, MergerCo or any other wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares as described in Section 2.4) (the “Company Merger Stock”) shall be converted into the right to receive (i) the number of shares of Parent Class A Common Stock equal to the Class A Exchange Ratio, (ii) the number of shares of Parent Common Stock equal to the Closing Common Exchange Ratio and (iii) the number of Escrow Shares equal to the Per Share Escrow Release Number, if any, upon release thereof pursuant to the Escrow Agreement (clause (i) and (ii), together with any cash paid in lieu of fractional shares with respect thereto in accordance with Section 2.2(i), the “Closing Merger Consideration” and clause (iii), together with any cash paid in lieu of fractional shares with respect thereto in accordance with Section 2.2(i) and the Closing Merger Consideration, the “Merger Consideration”). Upon such conversion, all such shares of Company Merger Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Company Certificate previously evidencing such shares shall thereafter represent only the right to receive the Merger Consideration. The holders of Company Certificates previously evidencing shares of Company Merger Stock shall cease to have any rights with respect to the Company Merger Stock except as otherwise provided herein or by Law and, upon the surrender of Company Certificates in accordance with the provisions of Section 2.2, shall only represent the right to receive the Merger Consideration for their shares of Company Merger Stock.

(d) The Exchange Agent shall make all computations contemplated by this Section 2.1 of this Agreement and all such computations shall be conclusive and binding on the holders of Company Common Stock absent manifest error in any such computation.

2.2 Exchange of Certificates.

(a) Parent shall appoint an agent (the “Exchange Agent”) reasonably acceptable to the Company for the purpose of exchanging certificates which immediately prior to the Effective Time evidenced shares of Company Merger Stock (the “Company Certificates”) for the applicable Closing Merger Consideration pursuant to an exchange agent agreement in form and substance reasonably satisfactory to the Company. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, Parent Certificates representing the Closing Merger Consideration to be exchanged or paid in accordance with this Article II, and Parent shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares with respect to the Closing Merger Consideration pursuant to Section 2.2(i) and any dividends or distributions to which holders of shares of Company Merger Stock may be entitled pursuant to Section 2.2(c). Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Merger Stock, promptly after the Effective Time, (i) a letter of transmittal for use in such exchange (which shall be in form and substance reasonably satisfactory to Parent and the Company and shall specify that the delivery shall be effected, and risk of loss and title in respect of the Company Certificates shall pass, only upon proper delivery of the

Company Certificates to the Exchange Agent) and (ii) instructions to effect the surrender of the Company Certificates in exchange for the applicable Closing Merger Consideration, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.2(i) and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c).

(b) Each holder of shares of Company Merger Stock that have been converted into a right to receive the Merger Consideration and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c), upon surrender to the Exchange Agent of a Company Certificate or Company Certificates, together with a properly completed letter of transmittal covering such shares and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive the applicable Merger Consideration payable in respect of such shares of Company Merger Stock. The holder of such Company Certificate, upon its delivery thereof to the Exchange Agent, shall also receive any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c) and cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.2(i). Company Certificates surrendered shall forthwith be canceled as of the Effective Time. Until so surrendered, each such Company Certificate, following the Effective Time, shall represent for all purposes only the right to receive the applicable Merger Consideration, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.2(i) and any dividends or other distributions payable in respect thereof pursuant to Section 2.2(c). No interest shall be paid or accrued for the benefit of holders of the Company Certificates on cash amounts payable upon the surrender of such Company Certificates pursuant to this Section 2.2.

(c) Whenever a dividend or other distribution is declared or made after the date hereof with respect to Parent Class A Common Stock or Parent Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Parent Class A Common Stock or Parent Common Stock, as applicable, issuable pursuant to this Agreement, including the Escrow Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Class A Common Stock or Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the Parent Class A Common Stock and Parent Common Stock such holder is entitled to receive until the holder of such Company Certificate shall surrender such Company Certificate in accordance with the provisions of this Section 2.2. Subject to applicable Law, following surrender of any such Company Certificate, there shall be paid to the record holder of the certificates representing Parent Class A Common Stock or Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Class A Common Stock or Parent Common Stock.

(d) In the event that a transfer of ownership of shares of Company Merger Stock is not registered in the stock transfer books or ledger of the Company, or if any certificate for the applicable Merger Consideration is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance thereof that the Company Certificate or Company Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange shall have paid to the Exchange Agent any transfer or other Taxes required as a result of the issuance of a certificate for Parent Class A Common Stock or Parent Common Stock in any name other than that of the registered holder of such shares of Company Merger Stock, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, any Company Certificate formerly representing shares of Company Common Stock is presented to the Surviving Entity, it shall be canceled and exchanged for the applicable Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) None of Parent, MergerCo, the Company or any of their respective Subsidiaries or Affiliates shall be liable to any holder of shares of Company Merger Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Each of the Exchange Agent, the Surviving Entity, Parent and the Escrow Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of shares of Company Merger Stock, and from any cash dividends or other distributions that the holder is entitled to receive under Section 2.2(c), such amounts as the Exchange Agent, the Surviving Entity, Parent or the Escrow Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of U.S. federal, state or local tax Law or any other non-U.S. tax Law or any other applicable requirement of Law. The Surviving Entity and Parent hereby agree to, and to use commercially reasonable efforts to cause the Exchange Agent and the Escrow Agent to, remit any such amounts to the appropriate Governmental Authority. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Entity, Parent or the Escrow Agent and remitted to the applicable Governmental Authority, such amounts withheld from the Merger Consideration and such other amounts payable under Section 2.2(c) shall be treated for all purposes of this Agreement as having been received by the holder of the shares of Company Merger Stock in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Entity, Parent or the Escrow Agent.

(h) Any portion of the certificates evidencing the Parent Class A Common Stock, Parent Common Stock, the cash to be paid in respect of fractional shares pursuant to Section 2.2(i), and the cash or other property in respect of dividends or other distributions pursuant to Section 2.2(c) supplied to the Exchange Agent which remains unclaimed by the holders of shares of Company Merger Stock for a period of time longer than twelve months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his shares of Company Merger Stock for the applicable Merger Consideration in accordance with this Section 2.2 prior to the time of demand shall thereafter look only to Parent for delivery of the applicable Merger Consideration, and payment of any cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.2(i) and any dividends or distributions with respect to Parent Class A Common Stock and Parent Common Stock to which they were entitled pursuant to Section 2.2(c), in each case, without interest.

(i) No certificates representing a fractional share of Parent Class A Common Stock or Parent Common Stock shall be issued in exchange for shares of Company Merger Stock upon the surrender for exchange of a Company Certificate. In lieu of any such fractional share, each holder of shares of Company Merger Stock who would otherwise have been entitled to a fraction of a share of Parent Class A Common Stock or Parent Common Stock upon surrender of Company Certificates for exchange (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.2(j)) shall be paid upon such surrender (and after taking into account and aggregating shares of Parent Class A Common Stock represented by all Company Certificates surrendered by such holder and separately taking into account and aggregating shares of Parent Common Stock represented by all Company Certificates surrendered by such holder) cash (without interest) in an amount equal to the product obtained by multiplying (a) the fractional share interest of Parent Class A Common Stock or Parent Common Stock, as applicable, to which such holder (after taking into account and aggregating all shares of Parent Class A Common Stock or Parent Common Stock, as applicable, represented by all Company Certificates surrendered by such holder) would otherwise be entitled by (b) the Closing Market Price (it being understood that such Closing Market Price shall also be used with respect to any fractional share of Parent Class A Common Stock). In addition, in lieu of the release of any fractional Escrow Share pursuant to the Escrow Agreement, each holder of shares of Company Merger Stock who would otherwise have been entitled to a fraction of an Escrow Share (and after taking into account and aggregating any fractional Escrow Shares to which such holder would otherwise be entitled) shall be paid at such time as the fractional Escrow Share would otherwise have been released to such holder pursuant to the Escrow Agreement a cash payment (without interest) from Parent in an amount equal to the product obtained by multiplying (a) the fractional share interest of an Escrow Share (and after taking into account and aggregating any fractional Escrow Shares to which such holder would otherwise be entitled) to which such holder would otherwise be entitled by (b) the Closing Market Price. Upon payment by Parent for any fractional Escrow Share, such fractional Escrow Share shall be canceled and retired and shall cease to exist.

(j) In the event any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration and any dividends or other distributions as may be required pursuant to this Article II in respect of the shares of Company Merger Stock represented by such lost, stolen or destroyed Company Certificates.

2.3 Escrow. Immediately prior to the Effective Time, the Shareholders’ Representative and Parent shall enter into an escrow agreement substantially in the form of Exhibit D attached hereto (the “Escrow Agreement”) with an escrow agent (the “Escrow Agent”) reasonably acceptable to the Company and Parent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Escrow Agent, Parent Certificates or a book-entry in Escrow Agent’s account representing the Escrow Shares. The Escrow Shares shall be held and distributed pursuant to the Escrow Agreement.

2.4 Dissenters’ Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock (“Dissenting Shares”) which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders of the Company who have filed with the Company, before the taking of the vote of the stockholders of the Company to adopt and approve this Agreement, written objections to such approval stating their intention to demand payment for such shares of Company Common Stock if the Merger is consummated, and who have not voted such shares of Company Common Stock in favor of the adoption and approval of this Agreement and have otherwise complied in all respects with the applicable provisions of Sections 92A.300 through 92A.500 of the NRS (the “Dissenters’ Rights Provisions”), will not be converted as described in Section 2.1, but will thereafter constitute only the right to receive payment of the fair value of such shares of Company Common Stock in accordance with the Dissenters’ Rights Provisions; provided, however, that all shares of Company Common Stock held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under the Dissenters’ Rights Provisions shall thereupon be deemed to have been canceled and retired and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest, in the manner provided in Section 2.2. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid the Merger Consideration by the Surviving Entity as provided in this Agreement and will have only such rights as are provided by the Dissenters’ Rights Provisions with respect to such Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, if Parent, MergerCo or the Company abandon or are finally enjoined or prevented from carrying out, or the stockholders rescind their adoption and approval of, this Agreement, the right of each holder of Dissenting Shares to receive the fair value of such Dissenting Shares in accordance with the Dissenters’ Rights Provisions will terminate, effective as of the time of such abandonment, injunction, prevention or rescission. The Company shall give Parent and MergerCo prompt notice of any demands received by the Company for the exercise of dissenters’ rights with respect to shares of Company Common Stock and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld), make any payment with respect to, or settle or offer to settle, any such demands.

(b) Each dissenting stockholder who becomes entitled under the Dissenters’ Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Entity (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Dissenters’ Rights Provisions), and such shares of Company Common Stock shall be canceled.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGERCO

Except as set forth in the disclosure schedules delivered to the Company at or prior to the execution hereof (the “Parent Disclosure Schedule”), Parent and MergerCo jointly and severally hereby represent and warrant to the Company as follows:

3.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and MergerCo is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and MergerCo has all requisite corporate or limited liability company, as applicable, power and authority to own, lease and operate their properties and to carry on their businesses as now being conducted, except for failures to have such power and authority as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

3.2 Organizational Documents. The copies of the Organizational Documents of Parent and MergerCo that were previously delivered to the Company are complete and correct copies thereof as in effect on the date hereof.

3.3 Authorization; Validity of Agreement; Necessary Action.

(a) Each of Parent and MergerCo has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, subject to the approval of the issuance of shares of Parent Class A Common Stock and Parent Common Stock in the Merger for purposes of the NYSE Rule (the “Parent Share Issuance”), the approval of the Parent Charter Amendment and the approval of the Merger pursuant to Article 4(D)(2) of the Parent Charter by the applicable Required Parent Stockholder Votes. The execution, delivery and performance by each of Parent and MergerCo of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on behalf of Parent, except for the Required Parent Stockholder Votes, and by all necessary limited liability company action on behalf of MergerCo, and no other action on the part of either Parent or MergerCo is necessary to authorize the execution and delivery by Parent and MergerCo of this Agreement or any of the Ancillary Agreements to which it is a party, the consummation of the transactions contemplated hereby or thereby and the performance of their respective obligations hereunder or thereunder. Each of this Agreement and the Ancillary Agreements to which it is a party has been duly executed and delivered by each of Parent and MergerCo and, assuming due and valid authorization, execution and delivery hereof and thereof by the Company and the other parties thereto, is a legal, valid and binding obligation of each of Parent and MergerCo, enforceable against each of them in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Parent Special Committee, at a meeting duly called and held, has unanimously (i) determined that this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, Parent and the Parent Committee Stockholders and (ii) recommended that the Parent Board approve and adopt this Agreement and the Ancillary Agreements and approve the transactions contemplated hereby and thereby, including the Merger. The Parent Board, at a meeting duly called and held, has, by the unanimous vote of the directors who voted, (x) approved and adopted this Agreement and the Ancillary Agreements and approved the transactions contemplated hereby and thereby, including the Merger, (y) determined that this Agreement and the

Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, Parent and the stockholders of Parent, and (z) resolved to recommend that the stockholders of Parent vote to approve the Parent Share Issuance, to approve and adopt the Parent Charter Amendment and to approve the Merger at the Parent Stockholders Meeting.

(c) Parent has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the execution or performance of this Agreement, the Stockholder Agreement, the Voting Trust Agreement, the Parent Support Agreement or the Company Support Agreement, or the consummation of the transactions contemplated hereby (including the Merger) or thereby, or the acquisition of any Parent Class A Common Stock or Parent Common Stock by any Smith Family Member in accordance with the Stockholder Agreement or, after termination of the Stockholder Agreement, the acquisition of any Parent Class A Common Stock or Parent Common Stock by any Smith Family Member (i) from any Existing Class A Holder or from any Permitted Transferee (each as defined in the Parent Charter Amendment), (ii) in a “brokers transaction” (within the meaning of Rule 144 under the Securities Act) or (iii) in any privately negotiated transaction that does not otherwise constitute a “tender offer” (within the meaning of Section 14(d) under the Exchange Act) (a “Family Purchase”). No other state takeover statute or similar statute or regulation applies or purports to apply to this Agreement, the Stockholder Agreement, the Voting Trust Agreement, the Parent Support Agreement or the Company Support Agreement, or the consummation of the transactions contemplated hereby (including the Merger) or thereby, or a Family Purchase.

3.4 Consents and Approvals; No Violations. Other than (1) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, and state securities or state “Blue Sky” laws, (2) filing of the Articles of Merger and the Certificate of Merger, (3) receipt of the Required Parent Stockholder Votes, (4) compliance with applicable reporting requirements of the IRS with respect to the Merger, (5) compliance with the NYSE Rule, and (6) as otherwise set forth in Section 3.4 of the Parent Disclosure Schedule, none of the execution, delivery or performance of this Agreement or any Ancillary Agreement to which it is a party by Parent or MergerCo, the consummation by Parent or MergerCo of the transactions contemplated hereby or thereby or compliance by Parent or MergerCo with any of the provisions hereof or thereof will (a) conflict with or result in any breach of any provision of the Organizational Documents of Parent or MergerCo, (b) require any material filing with, material notice by, or material permit, authorization, consent or approval of, any Governmental Authority or any other Person, (c) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Parent, MergerCo or any of Parent’s other Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (d) violate in any material respect any Law applicable to Parent, MergerCo or any of Parent’s other Subsidiaries or any of their properties or assets.

3.5 Capitalization. The authorized capital stock of Parent consists of 14,000,000 shares of Parent Class A Common Stock, 60,000,000 shares of Parent Common Stock and 3,000,000 shares of Preferred Stock, par value $1.00 per share (“Parent Preferred Stock”). As of the date of this Agreement, (1) 8,240,166 shares of Parent Class A Common Stock are issued and outstanding, (2) 32,595 shares of Parent Class A Common Stock are held in treasury, (3) 21,878,932 shares of Parent Common Stock are issued and outstanding, (4) 2,397,769 shares of Parent Common Stock are held in treasury, (5) no shares of Parent Preferred Stock are issued or outstanding and (6) 10,753,239 shares of Parent Common Stock are reserved for issuance upon the exercise or payment of stock options or other commitments to issue shares of Parent Common Stock outstanding on such date. The shares of Parent Class A Common Stock and Parent Common Stock to be issued in the Merger (including the shares of Parent Common Stock issuable upon conversion of shares of Parent Class A Common Stock to be issued in the Merger) will have been duly authorized as of the Effective Time and, if and when issued in accordance with the terms hereof, will be validly issued, fully paid and non-assessable, and free of preemptive and similar rights in favor of third parties.

3.6 Brokers. Except as set forth in Section 3.6 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, MergerCo or any of Parent’s other Subsidiaries.

3.7 Litigation. Except as set forth in Section 3.7 of the Parent Disclosure Schedule, there is no suit, claim, action, proceeding, litigation, arbitration or investigation pending or, to the Knowledge of Parent, threatened against Parent or MergerCo relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements and neither Parent nor MergerCo is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements.

3.8 Vote Required. Other than (i) the affirmative vote to approve the Parent Share Issuance of the holders of Parent Class A Common Stock and Parent Common Stock, voting together as a single class, representing a majority of the votes cast by such holders at a meeting of stockholders of Parent called for such purpose and entitled to vote thereon, (ii) the affirmative vote of the holders of Parent Class A Common Stock and Parent Common Stock, voting together as a single class, representing a majority of the votes of the outstanding shares of Parent Class A Common Stock and Parent Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Parent Class A Common Stock to approve the Parent Charter Amendment and (iii) the affirmative vote of the holders of Parent Class A Common Stock and Parent Common Stock, voting together as a single class, representing two-thirds of the votes cast by such holders to approve the Merger in accordance with Article 4(D)(2) of the Parent Charter (together, the “Required Parent Stockholder Votes”), no vote or consent of the holders of any class or series of capital stock of Parent is required to approve this Agreement or the Ancillary Agreements or the transactions contemplated hereby (including the Merger) or thereby.

3.9 Opinion of Financial Advisor. The Parent Special Committee and Parent Board have received the opinion of Morgan Stanley & Co. Incorporated to the effect that, as of the date hereof, the exchange ratio is fair from a financial point of view to Parent.

3.10 MergerCo. MergerCo was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement. As of the date hereof and as of the Effective Time, all of the outstanding MergerCo Membership Units are and will be owned directly by Parent. As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, MergerCo has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type whatsoever or entered into any agreements or arrangements with any Person, which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.11 Registration Statement; Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by Parent or MergerCo for inclusion or incorporation by reference in (a) the Form S-4 will, at the time it becomes effective under the Securities Act or at the time of the Company Stockholders Meeting or the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting or the time of the Parent Stockholders Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions in this Section 3.11, no representation or warranty is made by Parent or MergerCo with respect to information or statements supplied by the Company or any of its stockholders for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

3.12 No Other Representations or Warranties. Except for the representations and warranties made by Parent and MergerCo in this Article III, neither Parent nor MergerCo makes any representations or warranties, and Parent and MergerCo hereby disclaim any other representations or warranties, with respect to Parent, MergerCo or any of the other Subsidiaries of Parent, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent and MergerCo, notwithstanding the delivery or disclosure to the Company or its Affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered to Parent and MergerCo at or prior to the execution hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and MergerCo as follows:

4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada. The Company has all requisite corporate power and authority and all approvals of Governmental Authorities necessary to own, lease and operate its properties and carry on its business as now being conducted, except for failures to have such power and authority as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified and licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

4.2 Organizational Documents. The copies of the Organizational Documents of the Company that were previously delivered to Parent are complete and correct copies thereof as in effect on the date hereof.

4.3 Authorization; Validity of Agreement; Necessary Action.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, subject to the approval of this Agreement and the Merger by the Required Company Stockholder Vote. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on behalf of the Company, except for the Required Company Stockholder Vote, and no other action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party, the consummation of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder. This Agreement and the Ancillary Agreements to which it is a party have been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent, MergerCo and the other parties thereto, is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except for the Bankruptcy and Equity Exception.

(b) The Company Special Committee, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company and the Company Committee Stockholders and (ii) recommended that the Company Board approve and adopt this Agreement and the Ancillary Agreements and approve the transactions contemplated hereby and thereby, including the Merger. The Company Board, at a meeting duly called and held, has unanimously (x) approved and adopted this Agreement and the Ancillary Agreements and approved the transactions contemplated hereby and thereby, including the Merger, (y) determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company and the stockholders of the Company, and (z) resolved to recommend that the stockholders of the Company vote to approve and adopt the Merger and this Agreement at the Company Stockholders Meeting.

(c) No state takeover statute or similar statute or regulation, including the restrictions on business combinations contained in Section 78.411 through 78.444 of the NRS, applies or purports to apply to this Agreement or the Company Support Agreement, or the consummation of the transactions contemplated hereby (including the Merger) or thereby.

4.4 Consents and Approvals; No Violations. Other than (1) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, and state securities or state “Blue Sky” Laws, (2) filing of the Articles of Merger and the Certificate of Merger, (3) receipt of the Required Company Stockholder Vote, (4) compliance with applicable reporting requirements of the IRS with respect to the Merger, and (5) as otherwise set forth in Section 4.4 of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement or any Ancillary Agreement by the Company and SpinCo, the consummation by the Company and SpinCo of the transactions contemplated hereby or thereby or compliance by the Company and SpinCo with any of the provisions hereof or thereof will (a) conflict with or result in any breach of any provision of the Organizational Documents of the Company or SpinCo, (b) require any material filing with, material notice by, or material permit, authorization, consent or approval of, any Governmental Authority or any other Person, (c) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which the Company, SpinCo or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound or (d) violate in any material respect any Law applicable to the Company, SpinCo, any Company Subsidiary or any of their respective properties or assets.

4.5 Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock. As of the date of this Agreement, (a) 3,317,066 shares of Company Common Stock are issued and outstanding, and (b) no shares of Company Common Stock are held in the treasury of the Company. A true and complete list of the holders of record of Company Common Stock as of December 1, 2008 is attached to Section 4.5 of the Company Disclosure Schedule. The Company shall provide Parent an updated list of holders of record of Company Common Stock as of the most recent practicable date prior to the Closing Date. There are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in the Company, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from the Company, or obligations of the Company to issue or transfer, any capital stock, voting securities or other ownership interests (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests) in the Company, or (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company. Except as set forth in Section 4.5 of the Company Disclosure Schedule, there are no outstanding obligations, commitments or arrangements, contingent or otherwise, of the Company to purchase, redeem or otherwise acquire any shares of Company Common Stock. All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable, and free of preemptive and similar rights in favor of third parties. Except for the Company Support Agreement or as otherwise disclosed in the Schedule 13D, there are no agreements or understandings to which the Company is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares, nor does the Company have Knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares. Except as set forth in Section 4.5 of the Company Disclosure Schedule, since December 31, 1988, to the Knowledge of the Company, the Company has not manufactured any products or sold any goods or services of any kind or engaged in any business (excluding operations conducted by any Subsidiary of the Company).

4.6 Subsidiaries.

(a) As of the date of this Agreement, the only Subsidiaries of the Company are the Company Subsidiaries and SpinCo. During the period from December 31, 1988 to the date of this Agreement, to the Knowledge of the Company, except for the Company Subsidiaries and SpinCo or as set forth in Section 4.6(a) of the Company Disclosure Schedule, the Company has not had any Subsidiaries. After giving effect to the Spin-Off, the Company will not have any Subsidiaries, and the Company will not own directly or indirectly any interest or investment (whether equity or debt) in any Person other than the Company Parent Stock Holdings. Since December 31, 1988, to the Knowledge of the Company, the Company Subsidiaries have not engaged in any business other than the businesses set forth in Section 4.6(a) of the Company Disclosure Schedule.

(b) Each Company Subsidiary is a corporation duly organized, validly existing and in good standing or equivalent status under the Laws of the jurisdiction of its incorporation. Each Company Subsidiary has all requisite corporate power and authority and all approvals of Governmental Authorities necessary to own, lease and operate its properties and carry on its business as now being conducted, except for failures to have such power and authority as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified and licensed to do business, and is in good standing or equivalent status, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company, free and clear of all liens, rights of first refusal or similar rights. There are no options, warrants, restricted stock or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound obligating the Company or any Subsidiary of the Company to issue or sell, or to repurchase, redeem or otherwise acquire any Equity Interests in, any Subsidiary of the Company.

(d) SpinCo is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. SpinCo was formed solely for the purpose of engaging in the Spin-Off. As of the date hereof, all of the outstanding Equity Interests of SpinCo are owned directly by the Company. As of the date hereof, except for obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, SpinCo has not incurred, directly or indirectly, through any of its Subsidiaries, any obligations or liabilities or engaged in any business activities of any type whatsoever or entered into any agreements or arrangements with any Person. SpinCo has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance by SpinCo of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability company action on behalf of SpinCo, and no other action on the part of SpinCo is necessary to authorize the execution and delivery by SpinCo of this Agreement or any of the Ancillary Agreements, the consummation of the transactions contemplated hereby or thereby and the performance of its obligations hereunder or thereunder. Each of this Agreement and the Ancillary Agreements to which it is a party have been duly executed and delivered by SpinCo and, assuming due and valid authorization, execution and delivery hereof by each of Parent, MergerCo and the other parties thereto (other than the Company), is a legal, valid and binding obligation of SpinCo, enforceable against it in accordance with its terms, except for the Bankruptcy and Equity Exception.

4.7. Permits; Compliance With Law. The Company and each Subsidiary of the Company is in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and such Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially as it is being conducted as of the date hereof (collectively, the “Company Permits”), and all such Company Permits are in full force and effect in all material respects. Except as set forth in Section 4.7 of the Company Disclosure Schedule, none of the Company or any Subsidiary of the Company is (or has been in the past three years) in material conflict with, or in material default or material violation of, (a) any Law applicable to the Company or any Subsidiary of the Company or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected or (b) any Company Permits.

4.8 Financial Statements.

(a) Attached to Section 4.8(a) of the Company Disclosure Schedule is a copy of the audited consolidated financial statements of the Company and its Subsidiaries containing consolidated balance sheets as of December 31, 2007, 2006 and 2005, and consolidated statements of income, shareholders’ equity and cash flows for the periods ended December 31, 2007, 2006 and 2005, together with the related auditors’ reports thereon (such balance sheets, statements of income, shareholders’ equity and cash flows, collectively, the “Company Audited Financial Statements”). The Company Audited Financial Statements (including the notes thereto) (i) were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis and (ii) present fairly, in all material respects, the consolidated financial position and the results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except, in the case of clause (i) and (ii), as may be indicated in the notes thereto or in the auditor’s report and that the Company Audited Financial Statements do not consolidate the Company’s investment in Parent as required by GAAP and instead accounts for the Company’s investment in Parent using the equity method.

(b) The unaudited consolidated financial statements of the Company and its Subsidiaries containing a consolidated balance sheet as of September 30, 2008 and a consolidated statement of income, shareholders’ equity and cash flows for the nine months ended September 30, 2008 attached hereto as Section 4.8(b) of the Company Disclosure Schedule (the “Company Unaudited Financial Statements”) (i) were prepared in accordance with GAAP applied on a consistent basis and (ii) present fairly, in all material respects, the financial position and results of operations of the Company and its Subsidiaries as of and for the nine month period ending September 30, 2008, subject, in the case of clause (i) and clause (ii), to normal year-end adjustments, none of which are expected to be material in amount or effect, and, in the case of clause (i) and clause (ii), except that the Company Unaudited Financial Statements do not contain the notes required by GAAP and the Company Unaudited Financial Statements do not consolidate the Company’s investment in Parent as required by GAAP and instead account for the Company’s investment in Parent using the equity method.

(c) Except as and to the extent set forth on the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2007 or the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2008, none of the Company or any of its Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with GAAP, except for (i) normal year-end adjustments, none of which are expected to be material in amount or effect, and (ii) liabilities or obligations incurred in the ordinary course of business since September 30, 2008. Neither the Company nor any Subsidiary of the Company is party to any “Off Balance Sheet Arrangement” as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Act.

(d) As of the date of this Agreement, except as set forth in Section 4.8(d) of the Company Disclosure Schedule, none of the Company, SpinCo or any Company Subsidiary has any outstanding indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

(e) None of the Company, SpinCo or any Company Subsidiary is required to file reports with the SEC under Section 13(a) or 15(d) of the Exchange Act.

(f) After giving effect to the Spin-Off, SpinCo shall have assumed all liabilities, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due, whether or not known of the Company, except for the obligations of the Company under this Agreement and the Ancillary Agreements to which it is a party or as set forth in Section 4.8(f) of the Company Disclosure Schedule.

(g) After giving effect to the Spin-Off, the Company will not have any assets, properties, rights, contracts, leases or claims of any kind, whether tangible or intangible, and whether real, personal or mixed, except for the Company Parent Stock Holdings, for the rights of the Company under this Agreement and the Ancillary Agreements to which it is a party or as set forth in Section 4.8(g) of the Company Disclosure Schedule.

4.9 Brokers. Except as set forth in Section 4.9 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, SpinCo or any other Subsidiary of the Company.

4.10 Absence of Certain Changes or Events. Since December 31, 2007, except as specifically contemplated by, or as disclosed in, this Agreement or in the Company Disclosure Schedule, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and neither the Company nor any Subsidiary of the Company has incurred or assumed any indebtedness for borrowed money (whether directly or by way of guarantee or otherwise) or incurred any material liability or obligation not in the ordinary course of business or entered into any transaction other than in the ordinary course of business (other than as specifically contemplated by this Agreement) that creates any such indebtedness, liability or other obligation. Since December 31, 2007, the Company and its Subsidiaries have not suffered a Company Material Adverse Effect, and there has not been any change, condition, event or development that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of all of the following types of Company Benefit Plans: pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership and severance pay plans and employment or consulting agreements. The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan required to be listed in Section 4.11(a) of the Company Disclosure Schedule (or written summary thereof, in the case of any unwritten Company Benefit Plans), (ii) the most recent annual report with respect to each Company Benefit Plan required to be filed on Form 5500 with accompanying schedules and attachments, (iii) the most recent summary plan description prepared for each Company Benefit Plan, and (iv) each trust agreement relating to the funding or payment of benefits under any Company Benefit Plan. Except as set forth in Section 4.11(a) of the Company Disclosure Schedule, there are no material amendments to any Company Benefit Plan that have been adopted or approved nor has the Company or any Company Subsidiary adopted or approved any new Company Benefit Plan since December 31, 2007. There are, and for the last six years have been, no other ERISA Affiliates of the Company other than SpinCo and the Company Subsidiaries.

(b) All Company Benefit Plans that are intended to be qualified under Section 401(a) of the Code are so qualified in form and operation and have been determined by the IRS to be so qualified, or have filed on a timely basis with the IRS to obtain a determination letter under Section 401(a) of the Code, and, to the

Knowledge of the Company, nothing has occurred that would materially and adversely affect the qualification of any such plan. All of the Company Benefit Plans and the related trusts comply with and have been administered in compliance in all material respects with, as applicable, (i) the provisions of ERISA, (ii) all provisions of the Code, (iii) all other applicable Laws and (iv) their terms and the terms of any collective bargaining, collective labor agreements, insurance and annuity contracts and other funding arrangements. There are no material unresolved claims or disputes under the terms of, or in connection with, the Company Benefit Plans other than routine claims for benefits. There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan, fiduciary, party in interest or disqualified personnel with respect thereto. No litigation has been commenced with respect to any Company Benefit Plan and, to the Knowledge of the Company, no such litigation is threatened (other than routine claims for benefits). There are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in connection with any Company Benefit Plan. All contributions and other payments required to be made by the Company or any Company Subsidiary to any Company Benefit Plan (or to any person pursuant to the terms thereof) have been made on a timely basis and all other contributions, payments and unfunded benefit liabilities have been fully accrued in accordance with GAAP.

(c) Except as set forth in Section 4.11(c) of the Company Disclosure Schedule, no Company Benefit Plan provides welfare-type benefits including death or medical benefits (whether or not insured) to employees or former employees of the Company or any Subsidiary of the Company beyond their retirement or other termination of service, other than pursuant to Section 4980B of the Code; and the Company and each Company Subsidiary is in compliance in all material respects with the applicable requirements of COBRA and Title I, Part 6 of ERISA and the requirements of the Health Insurance Portability and Accountability Act of 1996, or any amendment to each such act, or any similar provisions of state Law.

(d) If a Company Benefit Plan is funded by an insurance policy or is self-funded and the Company or a Subsidiary of the Company is a party to a third party stop-loss insurance policy with respect to the Company Benefit Plan, the Company or the Subsidiary of the Company, as applicable, has complied with all terms of the insurance policy and has timely paid all premiums owing with respect to such insurance policy through the Closing Date. The transactions contemplated by this Agreement will not cancel, impair or reduce amounts payable under any such insurance policy except as would not reasonably be expected to have a Company Material Adverse Effect.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby and thereby will not (either alone or in combination with any other event) (i) entitle current or former employees, directors, officers or consultants of the Company or any Subsidiary of the Company to any additional compensation, severance or other benefits, or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan. No payment or benefit which has been, will or may be made by the Company or any Subsidiary of the Company with respect to any current or former employee in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement is reasonably likely to result in a material amount of “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

(f) No Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). Neither the Company, any Company Subsidiary nor any ERISA Affiliate has within the past six years contributed to or been required to contribute to any Multiemployer Plan or Multiple Employer Plan or has withdrawn from any Multiemployer Plan where such withdrawal has resulted or would result in any “withdrawal liability” (within the meaning of Section 4201 of ERISA) that has not been fully paid.

(g) No Company Benefit Plan is an employee pension benefit plan that is subject to Title IV of ERISA, or Section 302 of ERISA or Section 412 or 4971 of the Code.

(h) No Company Benefit Plan provides benefits to any employee or former employee (or to their beneficiaries or dependents) employed outside the United States.

4.12 Labor Matters. There are no pending or, to the Knowledge of the Company, threatened organizational activities or demands in writing for recognition by a labor organization seeking to represent employees of the Company or any Subsidiary of the Company, and no such organizational activities or demands in writing for recognition have occurred in the past three years. Neither the Company nor any Subsidiary of the Company is a party to or bound by any contract or collective bargaining agreement with any labor or similar organization. There are no material charges, proceedings or actions pending or, to the Knowledge of the Company, threatened in writing, before the Equal Employment Opportunity Commission, the Department of Labor, Occupational Safety and Health Administration or any other Governmental Authority responsible for the prevention of unlawful employment practices. The Company and the Subsidiaries of the Company are (and in the past three years have been) in compliance in all material respects with all applicable Laws relating to employment and employment practices, wages, hours and terms and conditions of employment.

4.13 Legal Proceedings. Except as set forth in Section 4.13 of the Company Disclosure Schedule, (a) there is no suit, claim, action, proceeding, litigation, arbitration or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements, (b) there is no other material suit, claim, action, proceeding, litigation, arbitration or investigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, (c) neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority relating to the transactions contemplated by this Agreement or any of the Ancillary Agreements and (d) neither the Company nor any of its Subsidiaries is subject to any other material outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding of a Governmental Authority.

4.14	Real Estate.

(a) Section 4.14 of the Company Disclosure Schedule sets forth a description of each piece of real property owned, leased, subleased, licensed or otherwise occupied by the Company or any Subsidiary of the Company in the conduct of their respective businesses (the “Company Real Property”). Except as set forth in Section 4.14 of the Company Disclosure Schedule, since December 31, 1988, to the Knowledge of the Company, the Company has not (i) owned any real property or (ii) leased or subleased any real property that was used as a site for manufacturing operations.

(b) With respect to the Company Real Property owned by the Company or a Subsidiary of the Company, all material Taxes which are due and payable have been paid.

4.15 Environmental Matters. Except as set forth in Section 4.15 of the Company Disclosure Schedule:

(a) The Company and each Subsidiary of the Company (i) is (and has been in the past three years) in compliance in all material respects with all, and is not (and has not been in the past three years) subject to any material liability with respect to any, applicable Environmental Laws, (ii) has obtained and maintains in full force and effect all permits, approvals, identification numbers, licenses or other authorizations required under any applicable Environmental Law (the “Environmental Permits”) necessary to conduct their current operations, and (iii) is in compliance in all material respects with their respective Environmental Permits.

(b) To the Knowledge of the Company, (i) there is no Release or threatened Release of any Hazardous Substance existing on, beneath or from the surface, subsurface, ground water or sediment associated with the Company Real Property, except in compliance with its Environmental Permits or Environmental Laws, and (ii) neither the Company nor any Subsidiary of the Company has caused or suffered to occur any

Release of any Hazardous Substance existing on, beneath or from or in the vicinity of any properties formerly owned, leased, operated or used by the Company or any Subsidiary of the Company, except in compliance with its Environmental Permits or Environmental Laws.

(c) Neither the Company nor any Subsidiary of the Company has received any written notice, demand, letter, citation, directive, summons, order or information request, nor is any order, suit, claim, proceeding, citation, directive, summons or investigation pending or, to the Knowledge of the Company, threatened pursuant to any Environmental Law relating to (i) the ownership, lease, occupation, operation or use of any Company Real Property or any real property formerly owned, leased, occupied, operated or used by the Company or any Subsidiary of the Company, (ii) any alleged violation of or liability under any Environmental Law by the Company or any Subsidiary of the Company, (iii) the Release or threatened Release of any Hazardous Substance by the Company or any Subsidiary of the Company on, under, in or from the surface, subsurface, groundwater, sediment, rivers or other bodies of water associated with the Company Real Property, or any real property formerly owned, leased, occupied or used by the Company or any Subsidiary of the Company.

(d) None of the Company or any Subsidiary of the Company has entered into or agreed to any consent decree or order or is subject to any judgment, decree or order relating to (i) compliance with or violation of Environmental Laws or Environmental Permits or (ii) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of any Hazardous Substance.

(e) None of the Company Real Property is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

4.16 Taxes. Except as set forth in Section 4.16 of the Company Disclosure Schedule:

(a) The Company and each Subsidiary of the Company have complied in all material respects with all Laws relating to Taxes and have timely (taking into account any extension of time to file granted or obtained) filed all income Tax Returns (including any elections and designations required by any such Tax Return) required to be filed in accordance with all applicable Laws and all such Tax Returns are true, complete and accurate in all material respects.

(b) All material Taxes which are due and payable (whether or not shown as due on a Tax Return) by the Company or any Subsidiary of the Company have been paid, including installments, except with respect to matters contested in good faith or for which adequate reserves have been established. There are no unpaid assessments for additional Taxes of the Company or any Company Subsidiary for any period and, to the Knowledge of the Company, there is no basis therefor.

(c) The Company has provided or made available to Parent (i) true, correct, and complete copies of all material Tax Returns filed by the Company or any Subsidiary of the Company for the past four years and (ii) true, correct, and complete copies of all notices of deficiencies, notices of proposed adjustments, notices of assessments, revenue agent reports, closing agreements, settlement agreements, information document requests, protests and any other similar document, notice or correspondence, in each case, that is material to the Company and that the Company or any Subsidiary of the Company (or their representatives) has received from, sent to or entered with the IRS or other taxing authority in the last four years or that relates to any Taxes or Tax Return which is not closed by the applicable statute of limitations.

(d) There are no liens for Taxes on any assets of the Company, other than liens for Taxes not yet due and payable.

(e) Neither the Company nor any Subsidiary of the Company is a party to any joint venture, partnership or other arrangement that could be treated as a partnership for federal income Tax purposes.

(f) The Company and each Subsidiary of the Company has (i) withheld all required amounts from their employees, agents, contractors, nonresidents and other Persons and remitted such amounts to the proper agencies in accordance with all applicable Laws; (ii) paid all employer contributions and premiums; and (iii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security Taxes and premiums, and unemployment Taxes and premiums, all in compliance with the Code (and other applicable federal, state, local or foreign Laws) as in effect for the applicable year.

(g) The federal income Tax Returns of the Company and each Subsidiary of the Company have been examined by the IRS, or have been closed by the applicable statute of limitations, for all periods through 2004. Each state Tax Return of the Company and the Subsidiaries of the Company have been examined by the relevant agencies or such returns have been closed by the applicable statute of limitations for all periods through 2004.

(h) Neither the Company nor any Subsidiary of the Company has executed or filed with any taxing authority (whether federal, state, local or foreign) any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any material Taxes, and no power of attorney granted by the Company or any Subsidiary of the Company with respect to any Taxes is currently in force.

(i) No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any Subsidiary of the Company, and to the Knowledge of the Company, no Tax deficiency has been threatened. Other than with respect to the IRS Letter Ruling, neither the Company nor any Subsidiary of the Company has a private letter ruling, technical advice, application for a change of any method of accounting, or other similar request presently pending with any taxing authority.

(j) Since December 31, 1988, to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has had a permanent establishment in any country other than the United States and has not engaged in a trade or business in any country other than the United States.

(k) Neither the Company nor any Subsidiary of the Company has been, in the past five years, a party to a transaction (i) reported or intended to qualify as a reorganization under Code Section 368 or (ii) reported or intended to qualify as a distribution governed by Code Sections 355 or 356.

(l) Neither the Company nor any Subsidiary of the Company has engaged in any transaction that could affect its Tax liability for any taxable year not closed by the statute of limitations which is a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any “confidential corporate tax shelter” within the meaning of Treasury Regulation Section 301.6111-2(a)(2) (irrespective of the effective date).

(m) The Company is not required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or prior to the Closing governed by Code Section 453 (or any similar provision of foreign, state or local Law); (ii) a transaction occurring on or prior to the Closing reported as an open transaction for federal income tax purposes (or any similar doctrine for foreign, state or local Tax purposes); (iii) prepaid amounts received on or prior to the Closing Date; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date or (v) an agreement entered into with any taxing authority on or prior to the Closing Date.

(n) Neither the Company nor any Company Subsidiary has been a member of any consolidated, combined or unitary group for federal, state, local or foreign Tax purposes (other than the group for which the Company is the parent). Neither the Company nor any Company Subsidiary is (or ever has been) a party to any Tax sharing or similar arrangement for the sharing of Tax benefits or liabilities. Neither the Company nor any Company Subsidiary has any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any comparable state or local law), as a successor or for any other reason except for Tax Returns of the Affiliated Group of which the Company is the parent. Neither the Company nor any Company Subsidiary has a contractual obligation to pay the amount of any Tax benefits or Tax refunds realized or received by the Company or any Company Subsidiary (or an amount in reference to any such

Tax benefits or Tax refunds realized or received by the Company or any Company Subsidiary) to any former shareholder(s) or other Person(s).

(o) To the Knowledge of the Company, no claim has been made by any taxing authority in any jurisdiction where the Company and the Subsidiaries of the Company do not file Tax Returns that they are or may be subject to Tax by that jurisdiction.

4.17 Intellectual Property. Neither the Company nor any Subsidiary of the Company is currently infringing, violating or misappropriating and has not in the three year period prior to the date of this Agreement infringed, misappropriated or violated in any material respect any copyright, patent, trademark, trade secret or other intellectual property right of any third party, and no third party has filed any action or, to the Knowledge of the Company, made any claim or threat alleging any such infringement or misappropriation.

4.18 Vote Required. Other than the affirmative vote by the holders of a majority of the outstanding shares of Company Common Stock to approve this Agreement and the Merger (together, the “Required Company Stockholder Vote”), no vote or consent of the holders of any class or series of capital stock of the Company is required to approve this Agreement or the Ancillary Agreements or the transactions contemplated hereby (including the Merger) or thereby.

4.19 Opinion of Financial Advisor. The Company Special Committee has received the opinion of Duff & Phelps, LLC to the effect that, as of the date hereof, the Merger Consideration is fair to the Company Committee Stockholders from a financial point of view.

4.20 Registration Statement; Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time it becomes effective under the Securities Act or at the time of the Company Stockholders Meeting or the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting or the time of the Parent Stockholders Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions in this Section 4.20, no representation or warranty is made by the Company with respect to information or statements supplied by Parent or MergerCo for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

4.21 Information Statement. None of the information supplied or to be supplied by the Company for inclusion in the Information Statement will, at the date it is mailed to the Company’s stockholders, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement will comply as to form in all material respects with the applicable requirements of Staff Legal Bulletin No. 4 (CF) issued by the Division of Corporation Finance of the SEC. Notwithstanding the foregoing provisions in this Section 4.21, no representation or warranty is made by the Company with respect to information or statements supplied by Parent or MergerCo for inclusion or incorporation by reference in the Information Statement.

4.22 Contracts. Section 4.22 of the Company Disclosure Schedule sets forth a true and complete list of each Contract that involves any aggregate future payments by the Company or any Subsidiary of the Company in excess of $1,000,000. The Company and the Subsidiaries of the Company have performed in all material respects all obligations required to be performed by them under each such Contract.

4.23 Solvency. Immediately following the Effective Time, and after giving effect to the transactions contemplated by this Agreement, SpinCo and its Subsidiaries on a consolidated basis will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the Merger, the Spin-Off and the other transactions contemplated by this Agreement, with the intent to hinder, delay or defraud any present or future creditors of the Company or any of the Company Subsidiaries. For purposes of this Agreement “Solvent” when used, means that, immediately following the Effective Time, (a)(i) the fair value of the assets of SpinCo and its Subsidiaries on a consolidated basis will exceed the amount of all liabilities, contingent or otherwise, of SpinCo and its Subsidiaries on a consolidated basis, and (ii) the amount of the Present Fair Salable Value of the assets of SpinCo and its Subsidiaries on a consolidated basis will, as of such time, exceed the probable value of all of their debts and liabilities on a consolidated basis, contingent or otherwise, as such debts and liabilities become absolute and matured, (b) SpinCo and its Subsidiaries on a consolidated basis will not have, as of such time, an unreasonably small amount of capital for the businesses in which they are engaged or will be engaged and (c) SpinCo and its Subsidiaries will be able to pay their respective Debts as they become absolute and mature. The term “Solvency” shall have its correlative meaning. For purposes of the definition of “Solvent,”(a) “Debt” means liability for any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured and (b) “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of SpinCo and its Subsidiaries (including goodwill) are sold as an entirety with reasonable promptness in an arms-length transaction under present conditions for the sale of comparable business enterprises.

4.24 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV, none of the Company, its stockholders or the Subsidiaries of the Company makes any representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, SpinCo, the other Subsidiaries of the Company, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company, notwithstanding the delivery or disclosure to Parent or its Affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE V

COVENANTS

5.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as required by applicable Law, as expressly permitted by this Agreement or any Ancillary Agreement, as contemplated by the transactions contemplated hereby or thereby, as set forth in Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), the Company will, and will cause each Subsidiary of the Company to, conduct its business in all material respects in the ordinary course of business consistent with past practices, and the Company will not, and will cause each Subsidiary of the Company not to:

(a) split, combine or reclassify any shares of capital stock of the Company or any non-wholly owned Subsidiary of the Company;

(b) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including stock appreciation rights) of the Company or any Subsidiary of the Company;

(c) amend or otherwise change the Organizational Documents of the Company or any Subsidiary of the Company;

(d) acquire (including by merger, consolidation or acquisition of stock or assets) any Equity Interest in any Person or any division thereof or other assets or form any Subsidiary, other than in connection with the Spin-Off and, in the case of any acquisition of assets, other than in the ordinary course of business;

(e) make any material Tax election or enter into any settlement or compromise of any material liability for Taxes (including any audit, examination or litigation with respect to Taxes), or file a material amendment to a Tax Return or for a material refund of Taxes;

(f) establish, adopt, amend in any material respect or terminate any Company Benefit Plan, other than to comply with applicable Law (including Code Section 409A), in accordance with Section 5.11 or in the ordinary course of business consistent with past practices;

(g) commence any material litigation or settle any material claim, litigation, action or proceeding;

(h) incur or guarantee any indebtedness for money borrowed outside of the ordinary course of business consistent with past practices;

(i) take any action that is intended to result in any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue such that the condition set forth in Section 6.2(a) shall be incapable of satisfaction; or

(j) enter into an agreement to take any of the foregoing actions.

5.2 Proxy Statement/Prospectus; Stockholders Meetings.

(a) Parent, MergerCo, and the Company shall cooperate in preparing and shall cause to be filed with the SEC as soon as reasonably practicable after the date hereof mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the holders of the Company Common Stock at the Company Stockholders Meeting and the proxy statement relating to the matters to be submitted to the holders of the Parent Class A Common Stock and Parent Common Stock at the Parent Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Parent shall prepare, together with the Company, and file with the SEC a registration statement on Form S–4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the issuance of Parent Class A Common Stock and Parent Common Stock in the Merger (such Form S–4, and any amendments or supplements thereto, the

“Form S–4”).

(b) Each of Parent and the Company shall use its reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S–4 declared effective by the SEC, to keep the Form S–4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective stockholders as promptly as practicable after the Form S–4 is declared effective. Each of Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S–4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S–4 prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC.

(c) Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use its reasonable best efforts to take any action required to be taken under any applicable state securities Laws in connection with the Merger and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(d) Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Class A Common Stock and Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to either of the parties, or their respective Affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parent and the Company.

(e) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld or delayed.

(f) Subject to Section 5.9, the Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective (the “Company Stockholders Meeting”) for the purpose of obtaining the Required Company Stockholder Vote with respect to the transactions contemplated by this Agreement and shall use all reasonable best efforts to solicit the adoption of this Agreement by its stockholders in accordance with applicable legal requirements. Subject to Section 5.9, the Company Recommendation shall be included in the Joint Proxy Statement/Prospectus. Subject to the provisions of Section 5.9(b), (i) the Company Board will not condition its submission of this Agreement and the transactions contemplated hereby (including the Merger) to the Company’s stockholders on any basis not specifically provided for herein and (ii) the Company shall use its reasonable best efforts to obtain the Required Company Stockholder Vote.

(g) Parent shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable, and in any event within 45 days, following the date upon which the Form S-4 becomes effective (the “Parent Stockholders Meeting”) for the purpose of obtaining the Required Parent Stockholder Votes with respect to the transactions contemplated by this Agreement and shall use all reasonable best efforts to solicit the approval of its stockholders of the Parent Share Issuance, the Parent Charter Amendment and the Merger in accordance with the requirements of applicable Law and the Parent Charter. Subject to Section 5.9, the Parent Recommendation shall be included in the Joint Proxy Statement/Prospectus. Subject to the provisions of Section 5.9(d), (i) the Parent Board will not condition its submission of this Agreement and the transactions contemplated hereby (including the Merger) to Parent’s stockholders on any basis not specifically provided for herein and (ii) Parent shall use its reasonable best efforts to obtain the Required Parent Stockholder Votes.

5.3 Other Filings. As soon as practicable following the date of this Agreement, the Company, Parent and MergerCo each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign Law relating to the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Other Filings”). Each of the Company, Parent and MergerCo shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by any Governmental Authority, and each of the Company, Parent and MergerCo shall supply the other with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and any appropriate Governmental Authority, on the other hand, with respect to any of the Other Filings. The Company, Parent and MergerCo each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the parties reasonably deem appropriate.

5.4 Further Action; Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including any that are required to be obtained under any federal, state or local Law or any Contract to which Parent, MergerCo, the Company or any Subsidiary of the Company is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Merger, to effect all necessary registrations and Other Filings, if any, and submissions of information requested by a Governmental Authority, and to use its reasonable best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger. Without limiting the generality of the foregoing, the Company and Parent shall jointly use their reasonable best efforts to submit or cause to be submitted to the IRS as soon as reasonably practicable after the date of this Agreement a request for the IRS Letter Ruling, and shall cooperate with each other in connection with preparing the request for the IRS Letter Ruling and obtaining the IRS Letter Ruling.

5.5 Fees and Expenses.

(a) Whether or not the Merger is consummated, all Company Transaction Expenses shall be paid by the Company. If the Merger is consummated, then to the extent not paid by the Company on or prior to the Closing Date, such Company Transaction Expenses shall be subject to indemnification pursuant to Article VII.

(b) Whether or not the Merger is consummated, the Company agrees that it shall reimburse Parent for all Covered Parent Transaction Expenses. The Company shall reimburse Parent for any such Covered Parent Transaction Expenses on a monthly basis, within ten Business Days after receipt from Parent of an invoice regarding such Covered Parent Transaction Expenses (which, in respect of any monthly period, shall be delivered to the Company no later than the tenth Business Day of the subsequent month); provided, that no such invoice shall be required to list any details regarding the amount or nature of services provided, other than the name of each service provider and the amount of the fees, costs and expenses of each such service provider for the relevant monthly period. The Company’s reimbursement obligations under this Section 5.5 shall terminate upon the effectiveness of any termination of this Agreement pursuant to Section 8.1 except for any Covered Parent Transaction Expenses that Parent incurs prior to the effective date of termination. Without limiting the foregoing, the Company further acknowledges and agrees that Parent has submitted to the Company a proposed budget for the anticipated Covered Parent Transaction Expenses through to the Effective Time (updated from the last budget submitted by Parent to the Company pursuant to the Reimbursement Agreement). Parent agrees to promptly notify the Company if the Covered Parent Transaction Expenses to be incurred by Parent are expected to exceed the amounts set forth in the proposed budget. The proposed budget shall not limit the reimbursement obligations of the Company under this Section 5.5 to the parties or in the amounts in the budget; provided, that Parent shall notify the Company at least five days prior to amending or modifying the compensation contemplated by the budget to be paid to the members of the Parent Special Committee or any of Parent’s outside advisors (including any change in the timing of, or conditions to, payment of such compensation). All Covered Parent Transaction Expenses incurred on or prior to the Closing Date shall, to the extent practical, be paid by the Company prior to the Effective Time. If the Merger is consummated, then to the extent not reimbursed by the Company prior to the Effective Time, the Covered Parent Transaction Expenses shall be subject to indemnification pursuant to Article VII.

5.6 Access to Information; Confidentiality.

(a) From the date hereof until the Effective Time, the Company shall, and shall cause SpinCo and each Subsidiary of the Company and each of the officers, employees and agents of the Company and its Subsidiaries to, afford to Parent and to the officers, employees and agents of Parent access upon reasonable notice and at reasonable times without undue interruption to (i) their properties, books, records and contracts; provided, however, that Parent shall obtain the Company’s consent, which consent shall not be unreasonably withheld, prior to any visit to any Company property, and (ii) the officers and key employees of the Company and Subsidiaries of the Company; provided, however, that Parent shall obtain the Company’s consent, which consent shall not be unreasonably withheld, prior to accessing any non-executive officer or key employee. The Company shall furnish Parent such financial, operating and other data and information as Parent may reasonably request to the extent such data or information is reasonably available, including quarterly unaudited consolidated financial statements of the Company and its Subsidiaries.

(b) Parent and MergerCo shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Parent and the Company dated April 24, 2008.

5.7 Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any Ancillary Agreement or the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or, in the case of Parent, by any listing agreement with a national securities exchange or automated quotation system to which it is a party, if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of the Merger contemplated hereby no later than the opening of trading on the NYSE on the Business Day following the date on which this Agreement is signed.

5.8 Spin-Off.

(a) Prior to the Effective Time, the Company shall consummate the Spin-Off in accordance with applicable Law. The Company shall provide Parent a reasonable opportunity to review and comment on all documents and agreements related to the Spin-Off and all such documents and agreements shall be in form and substance reasonably satisfactory to Parent. The Company shall mail a copy of the Information Statement to each holder of Company Common Stock at or prior to the completion of the Spin-Off. The Company shall provide Parent with information reasonably requested by Parent with respect to the Federal income tax reporting positions to be taken by the Company with respect to the Spin-Off, including basis information, appraisals and workpapers.

(b) The Company shall cause the Redemption Agreement, made as of August 3, 1979, between the Company and Arthur O. Smith to be terminated as of or prior to the Effective Time.

(c) On or prior to the date of the Spin-Off, either (i) the Company shall have caused Berlin to terminate all intercompany obligations of the Company to Berlin and Central States to terminate all intercompany obligations of the Company to Central States or (ii) the Company shall transfer and assign to SpinCo, and SpinCo shall forever assume (from the Company), all intercompany obligations of the Company to Berlin and Central States. In either case, on or prior to the date of the Spin-Off, the Company shall cause each of Berlin and Central States to execute a release of the Company, in form and substance reasonably acceptable to Parent, from all intercompany obligations of the Company to Berlin and Central States, respectively.

(d) On or prior to the date of the Spin-Off, either (i) the Company shall cause the Promissory Note dated May 1, 2008 from the Company to M&I Marshall & Ilsley Bank, the Commercial Paper Placement Agreement, dated as of September 18, 1990, as amended, by and between the Company and M&I Marshall & Ilsley Bank and all liabilities and obligations of the Company to M&I Marshall & Ilsley Bank under such Promissory Note, such Commercial Paper Placement Agreement or otherwise (the “M&I Obligations”) to be terminated or (ii) the Company shall transfer and assign to SpinCo, and SpinCo shall forever assume (from the Company), all M&I Obligations and the Company and M&I Marshall & Ilsley Bank shall execute a novation, in form and substance reasonably acceptable to Parent, relating to all M&I Obligations.

5.9 Change in Recommendations.

(a) Subject to Section 5.9(b), the Company Recommendation shall not be withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement, and no resolution by the Company Board or any committee thereof (including the Company Special Committee) to withdraw or modify the Company Recommendation in a manner that adversely affects the transactions contemplated by this Agreement shall be adopted or proposed.

(b) Notwithstanding anything to the contrary contained in Section 5.9(a), (i) at any time prior to obtaining the Required Company Stockholder Vote and solely in response to a Company Intervening Event, the Company Recommendation may be withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement if the Company Board or a duly constituted committee thereof (including the Company Special Committee) determines in good faith, after consultation with financial advisors and legal counsel, that the withdrawal or modification of the Company Recommendation is required in order for the Company Board or such committee to comply with its fiduciary duties to the Company and its stockholders under applicable Law and (ii) if the Company Recommendation is withdrawn as provided in Section 5.9(b)(i), the Company may cancel the Company Stockholders Meeting without submitting consideration of the Merger and this Agreement for the Required Company Stockholder Vote.

(c) Subject to Section 5.9(d), the Parent Recommendation shall not be withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement, and no resolution by the Parent Board or any committee thereof (including the Parent Special Committee) to withdraw or modify the Parent Recommendation in a manner that adversely affects the transactions contemplated by this Agreement shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 5.9(c), (i) at any time prior to obtaining the Required Parent Stockholder Votes and solely in response to a Parent Intervening Event, the Parent Recommendation may be withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement if the Parent Board or a duly constituted committee thereof (including the Parent Special Committee) determines in good faith, after consultation with financial advisors and legal counsel, that the withdrawal or modification of the Parent Recommendation is required in order for the Parent Board or such committee to comply with its fiduciary duties to Parent’s stockholders under applicable Law and (ii) regardless of whether the Parent Recommendation is withdrawn as provided in Section 5.9(d)(i), Parent may not cancel the Parent Stockholders Meeting and shall submit consideration of the Parent Share Issuance, the Parent Charter Amendment and the Merger for the Required Parent Stockholder Votes.

5.10 NYSE Listing. Parent shall promptly prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in the Merger (including the shares of Parent Common Stock issuable upon conversion of the shares of Parent Class A Common Stock to be issued in the Merger) and shall use its commercially reasonable best efforts to cause such shares to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

5.11 Employee Benefit Matters.

(a) Prior to the Spin-Off, the Company shall terminate the Smith Investment Company Supplemental Benefit Plan, as amended (the “Supplemental Benefit Plan”). SpinCo shall assume from the Company the obligation to, and prior to the Effective Time SpinCo shall, make a lump sum distribution to each participant with an account balance in the Supplemental Benefit Plan as of such termination in an amount equal to such participant’s account balance as of such termination.

(b) Prior to the Effective Time, the Company shall cause Berlin to agree in writing to terminate and release the Company from all obligations to provide medical stop loss coverage to Berlin.

(c) Prior to the Effective Time, the Company shall assign to SpinCo, and SpinCo shall assume, all obligations to pay post-retirement health benefits to former employees of the Company’s former Belvedere division. Upon any liquidation or dissolution of SpinCo or any dividend or distribution by SpinCo to its members of all or substantially all of SpinCo’s cash or other assets, SpinCo shall either terminate all such post-retirement health benefits to former employees of the Company’s Belvedere division or reserve an amount sufficient, in the reasonable opinion of Parent, to satisfy future obligations to pay post-retirement health benefits to former employees of the Company’s Belvedere division.

(d) Prior to the Effective Time, the Company shall assign to SpinCo or a Subsidiary of SpinCo, and SpinCo or a Subsidiary of SpinCo shall assume in writing or by operation of law, sponsorship of all Company Benefit Plans. From and after the Effective Time, SpinCo or a Subsidiary of SpinCo shall retain responsibility for all liability for any health care continuation coverage or notice requirements under Code Section 4980B and Part G of Subtitle B of Title 1 of ERISA arising on or before the Effective Time with respect to any Company Benefit Plan or SpinCo employee benefit plan, including with respect to any M&A qualified beneficiary.

5.12 Belvidere Environmental Matter.

(a) Pursuant to the Spin-Off, the Company shall transfer and assign to SpinCo the Company’s ownership of the Belvidere Property, and SpinCo shall forever assume (from the Company) all liabilities related to remediation, investigation, monitoring, claims, penalties, fines or other obligations arising under Environmental Laws or the common law relating to Hazardous Substances that historically existed, presently exist, or shall exist in the future on, at, under or from the Belvidere Property, including any migration or degradation of Hazardous Substances on, at, under or from the Belvidere Property.

(b) Prior to the Spin-Off, the Company agrees, and after the Spin-Off SpinCo agrees, to use commercially reasonable efforts to obtain a closure letter, no further action letter, or other written evidence from the Illinois Environmental Protection Agency (“Illinois EPA”) (or such other Governmental Authority with jurisdiction) for soil and groundwater impacts for which RCRA closure documentation has been submitted to Illinois EPA in connection with the Belvidere Property (the “Belvidere RCRA Issue”) to the effect that no further investigation, remediation, monitoring or response/corrective action is required in regard to the Belvidere RCRA Issue (the “Closure Letter”). After the Spin-Off, SpinCo shall provide Parent copies of all proposed submittals to the Illinois EPA or any other Governmental Authority related to the Belvidere RCRA Issue for Parent’s review prior to submission. Parent shall provide its comments within a reasonable period of time to any proposed submittal, and SpinCo agrees to incorporate to the extent reasonable Parent’s comments in finalizing the document for submission to the Illinois EPA or any Governmental Authority. SpinCo agrees to promptly provide copies of any final reports or correspondence with the Illinois EPA or any Governmental Authority related to the Belvidere RCRA Issue and to provide Parent with reasonable access to the Belvidere Property upon Parent’s request. SpinCo, the Company and Parent understand and agree that Parent’s review and comment on any document and Parent’s access to the Belvidere Property does not create or result in any liabilities to Parent. Parent understands and agrees that the Closure Letter can take into account and be based upon the industrial use of the Belvidere Property, institutional controls or other use restrictions so long as the Closure Letter complies with Environmental Laws and any requirements of any Governmental Authority exercising jurisdiction over the Belvidere RCRA Issue. In the event the Illinois EPA or any other Governmental Authority reopens or requests any additional work be performed on, at, under or about the Belvidere Property in connection with the Belvidere RCRA Issue after issuance of the Closure Letter, SpinCo shall be solely responsible for addressing all matters raised in the reopener and any other work that may be required.

(c) If the Company or SpinCo becomes aware of any violation of Environmental Law related to a Release or threatened Release of any Hazardous Substance on, in, under or migrating from the Belvidere Property, which Hazardous Substance was present on, in or under the Belvidere Property at or prior to the Effective Time, other than a Release related to the Belvidere RCRA Issue (a “New Belvidere Issue”), the Company (prior to the Spin-Off) or SpinCo (after the Spin-Off) agrees to use commercially reasonable efforts to correct such violation. To the extent reasonably required to comply with Environmental Laws,

SpinCo shall correct a New Belvidere Issue by enrolling the Belvidere Property into the Illinois Site Remediation Program (“SRP”) and conducting such actions as shall be required to obtain from the Illinois EPA a focused No Further Remediation Letter (“NFR”) covering such New Belvidere Issue. SpinCo shall provide Parent copies of all proposed submittals to the Illinois EPA or any other Governmental Authority relating to the investigation, cleanup, remediation, abatement, monitoring or other actions related to any New Belvidere Issue. Parent shall provide its comments within a reasonable period of time to any proposed submittal, and SpinCo agrees to incorporate to the extent reasonable Parent’s comments in finalizing the document for submission to the Illinois EPA or any Governmental Authority. SpinCo agrees to promptly provide copies of any final reports or correspondence related to any New Belvidere Issue and to provide Parent with reasonable access to the Belvidere Property upon Parent’s request. Parent understands and agrees that the NFR can take into account and be based upon the industrial use of the Belvidere Property, institutional controls or other use restrictions so long as the NFR complies with Environmental Laws and any requirements of Illinois EPA. In the event the Illinois EPA or any other Governmental Authority reopens or requests any additional work be performed in connection with the New Belvidere Issue after issuance of an NFR, SpinCo shall be solely responsible for addressing all matters raised in the reopener and any other work that may be required.

(d) If, upon termination of the Escrow Agreement, neither SpinCo nor the Company has obtained the Closure Letter and/or neither SpinCo nor the Company has obtained an NFR in connection with a New Belvidere Issue (if any), SpinCo shall reserve an amount equal to 110% of the amount deemed sufficient, in the reasonable opinion of a third party environmental consultant engaged by Parent, after consultation with SpinCo, to fund such actions as are necessary to obtain the Closure Letter and the NFR, as applicable. In addition, if, immediately prior to the end of the Survival Period for SpinCo’s indemnification obligations under Article VII of this Agreement, neither SpinCo nor the Company has sold the Belvidere Property to a third party reasonably acceptable to Parent, SpinCo shall provide such further assurances to Parent as Parent’s general counsel shall reasonably request, after consultation and cooperation with SpinCo, to address (i) any identified risks of Releases of any Hazardous Substance on, in, under, or migrating from the Belvidere Property, which Hazardous Substance was present on, in or under the Belvidere Property at or prior to the Effective Time, and (ii) any other matters on, in, under, or migrating from the Belvidere Property that would reasonably be expected to result in liability to Parent or the Surviving Entity under Environmental Laws.

5.13 Directors and Officers Exculpation and Insurance.

(a) For a period of not less than six years from and after the Effective Time, the Certificate of Formation and Operating Agreement of the Surviving Entity shall contain provisions no less favorable to the directors and officers of the Company with respect to exculpation of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Organizational Documents of the Company.

(b) For a period of not less than six years from and after the Effective Time, Parent shall maintain for the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, an insurance policy that provides coverage for events occurring prior to the Effective Time that is not less favorable in the aggregate than any insurance policy then maintained by Parent that provides coverage to Parent’s directors and officers.

(c) In the event Parent or the Surviving Entity (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.13.

(d) The provisions of this Section 5.13 are expressly are intended to benefit each of the directors and officers of the Company.

5.14 Exemption from Liability Under Section 16(b). The Parent Board, or an appropriate committee of non-employee directors, has adopted or shall adopt prior to the Effective Time a resolution consistent with Rule 16b-3 under the Exchange Act and the interpretive guidance of the SEC thereunder so that the disposition or acquisition by an officer or director of Parent of shares of Parent Common Stock, in each case pursuant to this Agreement, the Merger and the other transactions contemplated hereby, shall be an exempt transaction under Rule 16b-3 under the Exchange Act.

5.15 Notice of Breach. Each party hereto shall notify each other party promptly if such party has Knowledge of any breach or violation of any of such party’s own representations, warranties, covenants or agreements hereunder. No disclosure by any party pursuant to this Section 5.15, however, shall be deemed to amend or supplement the schedule referred to in such representation or warranty or to prevent or cure any misrepresentations, breach of warranty or breach of covenant.

5.16 Transaction-Related Claims. From and after the date hereof, each party hereto shall notify each other party promptly if it has Knowledge of any Transaction-Related Claim, which notice shall describe the Transaction-Related Claim in reasonable detail. The Company (and, after the Effective Time, SpinCo and the Shareholders’ Representative) shall control the defense of any Transaction-Related Claim to the extent it involves the Company, SpinCo, the Company Subsidiaries or any of their respective Affiliates, directors, officers or employees (other than Parent and its directors, officers and employees). Parent shall control the defense of any Transaction-Related Claim to the extent involving Parent or MergerCo or any of their respective Affiliates, directors, officers or employees (each, a “Parent Party”), provided, that (a) a Parent Party’s selection of legal counsel for the defense of any such Transaction-Related Claim shall be subject to the approval of the Company (and, after the Effective Time, the approval of SpinCo and the Shareholders’ Representative) (such approval not to be unreasonably withheld or delayed) and (b) the Company (and, after the Effective Time, SpinCo and the Shareholders’ Representative) shall have the right at its expense to participate in the defense assisted by counsel of its own choosing. A Parent Party shall have the right to compromise and settle a Transaction-Related Claim only with the prior written consent of the Company (and, after the Effective Time, the consent of SpinCo and the Shareholders’ Representative), which consent shall not be unreasonably withheld or delayed. Each of Parent and the Company (and, after the Effective Time, SpinCo and the Shareholders’ Representative) shall cooperate in good faith in connection with any Transaction-Related Claim and shall furnish such records, informational testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the other party in connection therewith. If an offer is made to settle a Transaction-Related Claim, which offer includes an unconditional release of the applicable Parent Parties of all liability and other obligations relating to such Transaction-Related Claim, and the Company (and, after the Effective Time, SpinCo or the Shareholders’ Representative) desires to accept and agree to such offer, the Company (and, after the Effective Time, SpinCo or the Shareholders’ Representative) will give prompt written notice to the Parent Party to that effect. If the Parent Party does not consent to such offer within 10 days after its receipt of such notice, the Parent Party may continue to contest or defend such Transaction-Related Claim and, in such event, the maximum liability of the Company, SpinCo or any other Indemnifying Person as to such Transaction-Related Claim (pursuant to the indemnification provisions of Article VII or otherwise) will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Parent Party through the date such settlement offer is given to the Parent Party. Notwithstanding anything to the contrary in Section 7.4, the procedures in this Section 5.16 shall apply to any Transaction-Related Claim. The provisions in Section 7.5 shall apply with respect to any Transaction-Related Claim.

5.17 Cancellation of Company Parent Stock Holdings. As soon as reasonably practicable after the Effective Time, Parent shall cause the Surviving Entity to transfer to Parent all of the shares of Parent Class A Common Stock and Parent Common Stock held by the Surviving Entity and Parent shall cancel all such shares of Parent Class A Common Stock and Parent Common Stock.

5.18 Restrictions on SpinCo. From the date of this Agreement until five years after the Effective Time, SpinCo shall not (a) repurchase or otherwise acquire any of its Equity Interests; or (b) make or pay any dividend or distribution (whether in cash, property or otherwise other than a dividend or distribution of its Equity Interests) on any of its Equity Interests, other than (i) distributions with respect to income Taxes permitted by SpinCo’s operating agreement or (ii) other dividends or distributions or repurchases or acquisitions of its Equity Interests if prior to the date of such dividend, distribution, repurchase or acquisition SpinCo deposits $4 million into escrow until the date that is five years after the Effective Time to secure SpinCo’s indemnification obligations pursuant to Section 7.1 with an escrow agent reasonably acceptable to Parent and SpinCo and a form of escrow agreement substantially consistent with the Escrow Agreement or as is otherwise reasonably acceptable to Parent and SpinCo. If SpinCo deposits $4 million in escrow pursuant to clause (ii) prior to the release of all of the Escrow Shares pursuant to the Escrow Agreement, Parent shall cause to be released to the Shareholders’ Representative for distribution to the Former Company Shareholders in accordance with the Escrow Agreement the number of Escrow Shares equal to the lesser of (x) Escrow Shares with an aggregate value of $4 million (based on the Average Closing Market Price) and (y) all of the Escrow Shares then remaining with the Escrow Agent subject to the Escrow Agreement.

5.19 Resignation of Officers and Directors. The officers and directors of the Company shall resign as of or prior to the Effective Time and the Company shall provide evidence of such resignations to Parent.

5.20 Taxes. The Company shall pay all Taxes due on or prior to the Closing Date, including any estimated Tax payments due on or prior to the Closing Date in accordance with applicable Law.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment or waiver by consent of the other party, where permissible, at or prior to the Effective Time, of each of the following conditions:

(a) Company Stockholder Approval. The Required Company Stockholder Vote shall have been obtained.

(b) Parent Stockholder Approvals. The Required Parent Stockholder Votes shall have been obtained.

(c) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC, and no similar proceeding in respect of the Proxy Statement shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC. Parent shall have received all other federal or state securities permits and other authorizations necessary to issue Parent Class A Common Stock and Parent Common Stock in exchange for the Company Common Stock and to consummate the Merger.

(d) Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

(e) NYSE Listing. The shares of Parent Common Stock issuable hereunder shall have been authorized for listing by the NYSE.

(f) Regulatory Approvals. All material approvals, authorizations and consents of any Governmental Authority required to consummate the Merger, including those set forth on Schedule 6.1(f) of this Agreement, shall have been obtained and remain in full force and effect.

(g) IRS Letter Ruling. The Company and Parent shall have received the IRS Letter Ruling from the IRS, in form and substance acceptable to Parent and the Company.

(h) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal, or (ii) otherwise prohibiting the consummation of the Merger.

(i) Merger Filings. Prior to the Effective Time, the Articles of Merger shall be accepted for filing with the Secretary of State of the State of Nevada and the Certificate of Merger shall be accepted for filing with the Secretary of State of the State of Delaware.

6.2 Additional Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent in writing at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Closing Certificates. The Company shall have delivered a certificate of the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company, to the effect that the conditions in Sections 6.2(a) and (b) have been satisfied, and a certificate of the Secretary of the Company, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company, with respect to customary corporate matters.

(d) Escrow Agreement. Each of the Shareholders’ Representative and the Escrow Agent shall have duly executed and delivered the Escrow Agreement.

6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by the Company at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of Parent and MergerCo set forth in Article III of this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Closing Certificates. Parent shall have delivered a certificate of the Chief Executive Officer or Chief Financial Officer of Parent, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company, to the effect that the conditions in Sections 6.3(a) and (b) have been satisfied, and a certificate of the Secretary of Parent, dated as of the Closing Date, in a form reasonably satisfactory to Parent and the Company, with respect to customary corporate matters.

(d) Escrow Agreement. Each of Parent and the Escrow Agent shall have duly executed and delivered the Escrow Agreement.

(e) No Transaction-Related Material Adverse Change. Since the date of this Agreement, there shall not have occurred any condition, event, fact or circumstance that has had or would reasonably be expected to have a Transaction-Related Material Adverse Effect.

(f) Dissenting Shares. The number of Dissenting Shares shall not represent more than 5% of the number of shares of the Company Common Stock issued and outstanding as of immediately prior to the Effective Time.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by SpinCo and from the Escrow Shares. From and after the Effective Time, subject to the limitations set forth in this Article VII, Parent and its Subsidiaries and their respective officers, directors, employees, owners, agents, Affiliates and their respective successors and assigns (the “Parent Indemnified Parties”) shall be indemnified, defended, protected and held harmless by SpinCo and out of the Escrow Shares (and for the avoidance of doubt, the Escrow Shares shall be the sole and exclusive recourse available to a Parent Indemnified Party to any Former Company Shareholder), from, against and in respect of all Damages suffered, sustained, incurred or paid by the Parent Indemnified Parties, whether prior to, at or after the Effective Time, to the extent resulting from or arising out of, directly or indirectly:

(a) any inaccuracy in or breach of any representation or warranty of the Company set forth in this Agreement or any Ancillary Agreement to which the Company is a party;

(b) any breach of any covenant or agreement on the part of the Company set forth in this Agreement;

(c) any Company Transaction Expenses not paid by the Company prior to the Effective Time;

(d) any Covered Parent Transaction Expenses not reimbursed by the Company prior to the Effective Time;

(e) any costs, expenses or other amounts (including Expenses) incurred, paid or payable by Parent in connection with any Transaction-Related Claim;

(f) any liabilities of any nature, whether accrued, absolute, contingent or otherwise incurred by the Company, SpinCo or any Company Subsidiary prior to the Effective Time, or to the extent arising out of any events, conditions, circumstances, facts, activities, practices, actions or omissions with respect to the Company, SpinCo, any Company Subsidiary or any of their respective business operations which occurred prior to the Effective Time;

(g) the exercise by any stockholder of the Company of dissenters’ rights pursuant to Section 2.4 (it being agreed that the determination of any Damages resulting therefrom shall take into account, to the extent applicable, the benefit to Parent of not having to pay any such stockholder any Merger Consideration that such stockholder otherwise would have been entitled to receive in the Merger, with the value of the Merger Consideration being based on the Average Closing Market Price);

(h) any rights to indemnification, reimbursement or compensation from the Company asserted by any individual who served as a director or officer of the Company prior to the Effective Time, whether pursuant to any of the Company’s Organizational Documents, Contracts or otherwise and whether or not related to claims pending on, or asserted after, the Closing Date;

(i) any Taxes of the Company for any Pre-Closing Tax Period;

(j) any Tax benefit described in Section 7.5(c) or 7.6(c) that is reduced or denied by the applicable Governmental Authority to the extent of the amount of such reduction or denial;

(k) any Company Benefit Plan;

(l) the Spin-Off; or

(m) any Tax refund described in Section 7.6(b) that is reduced or denied by the applicable Governmental Authority to the extent of the amount of such reduction or denial.

In addition, from and after the Effective Time, subject to the limitations set forth in this Article VII, SpinCo shall indemnify, defend, protect and hold harmless the Parent Indemnified Parties from, against and in respect of all Damages suffered, sustained, incurred or paid by the Parent Indemnified Parties, whether prior to, at or after the Effective Time, to the extent resulting from or arising out of, directly or indirectly, any breach of any covenant or agreement on the part of SpinCo set forth in this Agreement.

7.2 Indemnification by Parent. From and after the Effective Time, subject to the limitations set forth in this Article VII, the Former Company Shareholders and each of their respective officers, directors, employees, owners and agents and their respective successors and assigns (the “Company Indemnified Parties”) shall be indemnified, defended, protected and held harmless by Parent from, against and in respect of all Damages suffered, sustained, incurred or paid by the Company Indemnified Parties, whether prior to, at or after the Effective Time, to the extent resulting from or arising out of, directly or indirectly:

(a) any inaccuracy in or breach of any representation or warranty of Parent or MergerCo set forth in this Agreement or any Ancillary Agreement to which Parent or MergerCo is a party (other than the Non-Surviving Representations and Warranties); or

(b) any breach of any covenant or agreement on the part of Parent or MergerCo set forth in this Agreement.

7.3 Survival; Right to Indemnification Not Affected by Knowledge. The representations, warranties, covenants and agreements of the Company, Parent and MergerCo in this Agreement or in any Ancillary Agreement (other than, with respect to Parent and MergerCo, the Non-Surviving Representations and Warranties) shall survive the Closing (a) for a period of five years after the Closing Date with respect to indemnification claims against SpinCo under Section 7.1 or indemnification claims against Parent under Section 7.2 and (b) for a period of two years after the Closing Date with respect to indemnification claims under Section 7.1 from the Escrow Shares (either such period, as applicable, a “Survival Period”) and shall thereafter terminate and be of no further force or effect; provided, however, that the right to receive payment of Tax benefits described in Section 7.5(c) or 7.6(c) shall survive indefinitely. No claims for indemnification may be made by any Indemnified Person under Section 7.1 or Section 7.2 after the end of the applicable Survival Period, provided, however, that a claim for indemnification under Section 7.1 or Section 7.2 as to which a Claim Notice is delivered in accordance with Section 7.4 during the applicable Survival Period shall, with respect only to such claim, continue in force and effect beyond the end of the Survival Period pending resolution of such claim. The Non-Surviving Representations and Warranties shall not survive beyond the Effective Time. The representations and warranties of any party, and the right to indemnification for the breach of any such representations and warranties, shall not be affected by any investigation conducted or knowledge obtained by any other party, regardless of when such investigation was conducted or such knowledge was obtained.

7.4 Indemnification Procedures. All claims or demands for indemnification under Sections 7.1 and 7.2 shall be asserted and resolved as follows:

(a) As soon as is reasonably practicable after any Parent Indemnified Party or Company Indemnified Party becomes aware of any claim, event or circumstance (a “Claim”) that has or might give rise to an indemnification obligation under Section 7.1 or Section 7.2 of this Agreement, such Parent Indemnified Party or Company Indemnified Party, as the case may be (an “Indemnified Person”), shall give written notice thereof (a “Claim Notice”) to the party or parties from which indemnification is sought (the “Indemnifying Persons”). The Claim Notice shall describe the Claim in reasonable detail and shall indicate the amount (estimated if necessary and to the extent feasible) of the Damages that have been or may be suffered by the Indemnified Person. The failure of any Indemnified Person to promptly give the Indemnifying Persons a Claim Notice shall not preclude such Indemnified Person from obtaining indemnification under this Article VII, except to the extent, and only to the extent, that such Indemnified Person’s failure has actually prejudiced the rights or increased the Damages and obligations of any of the Indemnifying Persons hereunder.

(b) With respect to any Claim Notice relating to a Claim made by a third party against an Indemnified Person (a “Third Party Claim”), the Indemnifying Person shall have the right upon written notice (a “Control Notice”) to the Indemnified Person within 30 days after receipt from the Indemnified Person of the Claim Notice, to conduct at its expense with counsel reasonably satisfactory to the Indemnified Person the defense against such Third Party Claim in its own name or, if necessary, in the name of the Indemnified Person; provided, however, that (i) the Indemnifying Person may only assume control of such defense if the Indemnifying Person acknowledges in writing to the Indemnified Person that any Damages that may be assessed against the Indemnified Person in connection with such suit or proceeding constitute Damages for which the Indemnified Person shall be indemnified pursuant to this Article VII, and (ii) the Indemnifying Person may not assume control of the defense of a suit or proceeding (A) involving criminal liability or (B) in which any relief other than monetary damages is sought against the Indemnified Person. Except for the matters set forth in Subsections (A) and (B) of the prior sentence for which the consent of the Indemnifying Person is not required, the Indemnified Person shall not settle a Third Party Claim without the prior written consent of the Indemnifying Person (such consent not to be unreasonably withheld or delayed). In the event that the Indemnifying Person delivers a Control Notice, the Indemnified Person will cooperate with and make available to the Indemnifying Person such assistance and materials as may be reasonably requested by it, and the Indemnified Person shall have the right at its expense to participate in the defense assisted by counsel of its own choosing. Without the prior written consent of the Indemnified Person (such consent not to be unreasonably withheld or delayed), the Indemnifying Person will not enter into any settlement of any Third Party Claim or cease to defend against such Third Party Claim; provided, that the Indemnified Person may withhold its consent in its sole discretion if pursuant to or as a result of such settlement or cessation, (i) injunctive or other equitable relief would be imposed against the Indemnified Person or (ii) such settlement or cessation would lead to material liability or create any material financial or other obligation on the part of the Indemnified Person for which the Indemnified Person is not entitled to indemnification hereunder. The Indemnified Persons may employ one separate counsel (and one local counsel in each applicable jurisdiction) and the reasonable out-of-pocket fees and expenses of such counsel shall be paid by the Indemnifying Persons if the named parties to the Third Party Claim (including any impleaded parties) include the Indemnified Person or Indemnified Persons, as applicable, and the Indemnified Person or Indemnified Persons, as applicable, reasonably determines that the Indemnified Person or Indemnified Persons, as applicable, and the Indemnifying Person have conflicting interests or different defenses available with respect to such Third Party Claim, provided, that the Indemnifying Persons shall not be required to pay the fees and expenses of more than one counsel for all Indemnified Persons (and one local counsel in each applicable jurisdiction) in connection with any one Third Party Claim or related group of Third Party Claims. If an offer is made to settle a Third Party Claim, which offer the Indemnifying Person is permitted to settle under this Section 7.4(b) only upon the prior written consent of the Indemnified Person, and the Indemnifying Person desires to accept and agree to such offer, the Indemnifying Person will give prompt written notice to the Indemnified Person to that effect. If the Indemnified Person does not consent to such firm offer within twenty calendar days after its receipt of such notice, the Indemnified Person may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Person as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Person through the date such settlement offer is given to the Indemnified Person to the extent such amount is otherwise indemnifiable hereunder.

(c) Notwithstanding the provisions of Section 9.6, each Indemnifying Person hereby consents to the nonexclusive jurisdiction of any court in which a claim or cause of action in respect of a Third Party Claim is brought against any Indemnified Person for purposes of any such claim that such Indemnified Person may have against the Indemnifying Person under this Agreement with respect to such Third Party Claim.

(d) In accordance with Section 7.8, the Shareholders’ Representative shall act as nominee for the Former Company Shareholders with respect to any claim for indemnification under Section 7.1 against the Escrow Shares, and any reference in this Section 7.4 to an Indemnifying Person with respect to the indemnification procedures for a Claim against the Escrow Shares shall mean the Shareholders’ Representative in such capacity pursuant to Section 7.8.

7.5 Limits on Indemnification; Calculation of Damages.

(a) The sole and exclusive source of satisfaction and payment for any indemnification claims made by any Parent Indemnified Parties against the Former Company Shareholders pursuant to Section 7.1 shall be a claim against the Escrow Shares pursuant to the Escrow Agreement, and the Former Company Shareholders and the Shareholders’ Representative, individually or as a group, shall not have any obligation, responsibility or personal liability for the satisfaction and payment of any indemnification obligations hereunder. This limitation on indemnification by the Former Company Shareholders shall not serve as a limit on the indemnification obligations of SpinCo under this Agreement. The indemnification obligations pursuant to Section 7.1(i) shall be satisfied within ten Business Days after a final determination (within the meaning of Section 1313(a) of the Code) of the relevant Tax is made. In pursuing the collection of Damages pursuant to Section 7.1, the Parent Indemnified Parties shall proceed first against SpinCo (including any escrow established by SpinCo pursuant to Section 5.18) prior to pursuing any claim against the Escrow Shares pursuant to the Escrow Agreement; provided, however, that if SpinCo has not satisfied all Damages for which payment is due with respect to a Claim within 15 days after the earlier of (i) an agreement among SpinCo, the Shareholders’ Representative and the applicable Parent Indemnified Parties as to such Damages that are due with respect to a Claim or (ii) a final judgment with no further right to appeal has established the right of the applicable Parent Indemnified Parties to such Damages, then the Parent Indemnified Parties may proceed against the Escrow Shares pursuant to the Escrow Agreement to collect such Damages.

(b) The amount of any indemnifiable Damages under this Article VII shall be calculated after giving effect to any amount received by the applicable Indemnified Person with respect to the applicable Claim under any insurance coverage or any indemnity, contribution or other similar payment received by the Indemnified Person from any third party with respect thereto, but net of any expenses incurred by such Indemnified Person in collecting such amount. The Indemnified Persons shall use their respective commercially reasonable efforts to collect any amounts available under any such insurance coverage or right to indemnification, contribution or other similar payment. If any Indemnified Person receives an amount with respect to any Claim under insurance coverage or right to indemnification, contribution or other similar payment at any time subsequent to its receipt of any indemnification recovery hereunder with respect to the same Damages, then such Indemnified Person shall promptly pay to the Indemnifying Person the amount by which the insurance, indemnification, contribution or other payments plus the amount of any indemnification payments for the same Damages made hereunder exceeds the total amount of Damages suffered or incurred by the Indemnified Person with respect to the same facts or circumstances giving rise to the right to indemnification under this Article VII.

(c) The amount of any indemnifiable Damages under this Article VII shall be calculated after giving effect to any Tax benefit (through an actual reduction of Taxes or refund of Taxes paid) resulting from the applicable Claim, provided, that no indemnifiable Damages shall be reduced prior to the taxable period in which the Indemnified Person realizes such Tax benefit and, if such Tax benefit will be realized in periods after the indemnification payment is due, the Indemnifying Person shall be required to pay the full indemnification amount subject to the Indemnified Person’s obligation to pay the amount of such Tax benefit when realized to the Indemnifying Person (or, with respect to any Claim satisfied from the Escrow Shares, to the Shareholders’ Representative for the account of the Former Company Shareholders). The Indemnified Persons shall use their reasonable best efforts to maximize the amount of any Tax benefits in connection with the applicable Claim.

(d) Notwithstanding anything to the contrary herein, the Parent Indemnified Parties shall not have any right to indemnification for Damages pursuant to Section 7.1 to the extent that any such Damages result from or arise out of, directly or indirectly, (i) any financial information supplied by Parent or MergerCo for inclusion in the Form S-4 or the Joint Proxy Statement/Prospectus or (ii) any information of Parent or MergerCo incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus.

(e) SpinCo hereby waives any right to (i) seek contribution or other payment from the Company with respect to any Damages for which SpinCo is required to indemnify the Parent Indemnified Parties pursuant to this Article VII or (ii) bring a claim against the current or former directors of the Company as result of Damages for which SpinCo is required to indemnify the Parent Indemnified Parties pursuant to this Article VII.

7.6 Certain Tax Procedures.

(a) Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Surviving Entity that are filed after the Closing Date which relate to a Pre-Closing Tax Period. Parent shall permit the Shareholders’ Representative to review any such Tax Return described in the preceding sentence which relates to a Pre-Closing Tax Period prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Shareholders’ Representative.

(b) Any Tax refunds of the Surviving Entity that are received by Parent or any of its Subsidiaries, including the Surviving Entity that relate to any Pre-Closing Tax Period shall be for the account of the Former Company Shareholders, and Parent shall pay over to the Shareholders’ Representative any such refund within 15 days after receipt or entitlement thereto.

(c) Parent shall pay to the Shareholders’ Representative for the account of the Former Company Shareholders the amount of any Tax benefits actually realized by Parent or any of its Subsidiaries, including the Surviving Entity, from Tax Benefit Items when realized by Parent or any of its Subsidiaries, including the Surviving Entity. For the purposes of this Section 7.6(c), the amount of the Tax benefit attributable to Tax Benefit Items will be based upon the difference between net income Taxes actually paid and the net income Taxes which would have been paid without the benefit of the Tax Benefit Items. Parent shall provide the Shareholders’ Representative with copies of all calculations of actual Tax benefits attributable to Tax Benefit Items reasonably requested by the Shareholders’ Representative.

(d) Parent and the Shareholders’ Representative shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 7.6 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Neither Parent nor any Subsidiary of Parent shall agree to settle or concede any audit, litigation or other proceeding with a taxing authority with respect to any Pre-Closing Tax Period without the prior written consent of the Shareholders’ Representative.

(e) A Tax benefit described in Section 7.5(c) or Section 7.6(c) shall be treated as realized only to the extent that Parent or its Subsidiaries have not, by the due date (including extensions) of the Tax Return for the last period from which losses or credits can be carried back, generated a loss or credit to offset the income or Tax giving rise to such potential Tax benefit.

7.7 Exclusive Remedy. Except for the remedies that cannot be waived as a matter of Law, as provided in Section 9.13 or for claims based on fraud, from and after the Effective Time, indemnification pursuant to this Article VII will be the exclusive remedy for any breach of this Agreement (including any representation, warranty, covenant and agreement contained in this Agreement).

7.8 Shareholders’ Representative.

(a) Upon approval of the Merger and this Agreement by the holders of the Company Common Stock under applicable Law, each of the Former Company Shareholders will be deemed to have irrevocably appointed SpinCo, as its, his or her true and lawful attorney-in-fact and agent (the “Shareholders’ Representative”), with full power of substitution or resubstitution, to act solely and exclusively on behalf of such Former Company Shareholder with regard to matters pertaining to (i) the indemnification by the Former Company Shareholders referred to in this Article VII, including the power to compromise any Claim on behalf of such Former Company Shareholder, and (ii) all matters under the Escrow Agreement or relating to the Escrow Shares.

(b) The appointment of the Shareholders’ Representative shall be deemed coupled with an interest and shall be irrevocable, and Parent and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Shareholders’ Representative in all matters referred to herein. By their appointment of the Shareholders’ Representative, the Former Company Shareholders thereby confirm all that the Shareholders’ Representative shall do or cause to be done by virtue of its appointment as the representative of the Former Company Shareholders hereunder. The Shareholders’ Representative shall act for the Former Company Shareholders on all of the matters set forth in this Article VII and the Escrow Agreement in the manner the Shareholders’ Representative believes to be in the best interest of the Former Company Shareholders and consistent with the obligations of the Former Company Shareholders under this Article VII and the Escrow Agreement, but the Shareholders’ Representative shall not be responsible to any Former Company Shareholder for any damages which the Former Company Shareholders may suffer by the performance (including any damages arising out of the Shareholders’ Representative’s negligence) of the Shareholders’ Representative’s duties hereunder, other than damages arising from willful violation of applicable Law or willful misconduct in the performance of such duties hereunder. The Shareholders’ Representative shall not have any duties or responsibilities except those expressly set forth in this Agreement or the Escrow Agreement, and no implied covenants, functions, responsibilities, duties or liabilities shall be read into this Agreement or shall otherwise exist against the Shareholders’ Representative. The Shareholders’ Representative shall pay all of the expenses incurred by the Shareholders’ Representative in performing its duties hereunder. The Shareholders’ Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any Former Company Shareholder or Parent, or any other evidence deemed by the Shareholders’ Representative to be reliable, and the Shareholders’ Representative shall be entitled to act on the advice of counsel selected by it.

(c) The Shareholders’ Representative is an intended beneficiary of this Section 7.8.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval thereof:

(a) by the mutual written consent of Parent, MergerCo and the Company;

(b) by either of the Company, on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:

(i) if the Required Company Stockholder Vote shall not have been obtained at the Company Stockholders Meeting or the Required Parent Stockholder Votes shall not have been obtained at the Parent Stockholders Meeting;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their reasonable best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the consummation of the Merger, and such injunction shall have become final and non-appealable; or

(iii) if the consummation of the Merger shall not have occurred on or before September 30, 2009 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to occur on or before such date;

(c) by the Company if there has been a breach by Parent or MergerCo of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.3(a) or (b) and (ii) cannot reasonably be cured prior to the Outside Date; provided, however, that the Company shall have given Parent written notice of such breach, delivered at least 20 days prior to such termination;

(d) by Parent or MergerCo if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.2(a) or (b) and (ii) cannot reasonably be cured prior to the Outside Date; provided, however, that Parent or MergerCo shall have given the Company written notice of such breach, delivered at least 20 days prior to such termination;

(e) by Parent or MergerCo by written notice to the Company if the Company Recommendation shall have been withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement; or

(f) by the Company by written notice to Parent if the Parent Recommendation shall have been withdrawn or modified in a manner that adversely affects the transactions contemplated by this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo, the Company or SpinCo and their respective directors, officers, employees, partners, managers, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Sections 5.5, 5.6(b), this Section 8.2 and Article IX; provided, however, that nothing contained in this Section 8.2 shall relieve any party from liabilities or damages arising out of any fraud or willful and material breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

8.3 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by the stockholders of the

Company and Parent; provided, however, that after any such stockholder approval, no amendment shall be made which by Law requires further approval by stockholders without obtaining such approval.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)	if to Parent or MergerCo:

A. O. Smith Corporation

11270 West Park Place

Milwaukee, Wisconsin 53224

Facsimile: 414-359-7450

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601-9703

Facsimile: 312-558-5700

Attention: Robert F. Wall

(b)	if to the Company:

Smith Investment Company

11270 West Park Place

Milwaukee, Wisconsin 53224

Facsimile: 414-359-4198

Attention: Bruce M. Smith

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin 53202

Facsimile: 414-298-8097

Attention: James M. Bedore

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Facsimile: 312-993-9767

Attention: Mark D. Gerstein

(c)	if to SpinCo or to the Shareholders’ Representative:

Smith Investment Company LLC

11270 West Park Place

Milwaukee, Wisconsin 53224

Facsimile: 414-359-4198

Attention: Bruce M. Smith

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin 53202

Facsimile: 414-298-8097

Attention: James M. Bedore

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Facsimile: 312-993-9767

Attention: Mark D. Gerstein

9.2 Certain Definitions.

(a) For purposes of this Agreement, the following words and terms shall have the following meanings:

“Affiliate” shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For purposes of this definition, “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”), with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Affiliated Group” shall mean any affiliated group of corporations or other entities that files a combined, consolidated, or unitary return that included (or was required to include) the Company or any Subsidiary of the Company.

“Ancillary Agreements” shall mean the Escrow Agreement, the Stockholder Agreement, the Voting Trust Agreement, the Parent Support Agreement, the Company Support Agreement and any other agreements, instruments and documents being or to be executed and delivered under this Agreement or in connection with the transactions contemplated hereby.

“Average Closing Market Price” shall mean the average of the volume-weighted average price of trades for shares of Parent Common Stock on the NYSE for the ten trading days ending on the last trading day immediately preceding the Closing Date.

“Belvidere Property” shall mean the Company Real Property owned by the Company as of the date of this Agreement and located at 725 Columbia Avenue, Belvidere, Illinois.

“Berlin” shall mean Berlin Industries, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company.

“Business Day” shall mean any day other than a day on which the SEC shall be closed.

“Central States” shall mean Central States Distribution Service, Inc., an Illinois corporation.

“Class A Exchange Ratio” shall mean the number of shares of Parent Class A Common Stock equal to (i) 0.9850 multiplied by the Company Class A Stock Holdings divided by (ii) the number of shares of Company Merger Stock and Dissenting Shares, rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share).

“Closing Common Exchange Ratio” shall mean the number of shares of Parent Common Stock equal to (i) (A) 0.9850 multiplied by the Company Common Stock Holdings minus (B) the number of Escrow Shares, divided by (ii) the number of shares of Company Merger Stock and Dissenting Shares, rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share).

“Closing Market Price” shall mean the volume-weighted average price of trades for shares of Parent Common Stock on the NYSE on the last trading day immediately preceding the Closing Date.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” shall mean all employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, employment or consulting agreements, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary of the Company, or to which the Company or any Subsidiary of the Company is obligated to contribute, or with respect to which the Company or any Subsidiary of the Company has or is reasonably expected to have any liability (contingent or otherwise), in each case, for or to any current or former employees, directors, officers or consultants of the Company, any Subsidiary of the Company or an ERISA Affiliate.

“Company Class A Stock Holdings” shall mean the number of shares of Parent Class A Common Stock held by the Company immediately prior to the Effective Time.

“Company Committee Stockholders” shall mean the holders of the Company Common Stock other than the Smith Family Members.

“Company Common Stock” shall mean the shares of Common Stock, par value $.10 per share, of the Company.

“Company Common Stock Holdings” shall mean the number of shares of Parent Common Stock held by the Company immediately prior to the Effective Time.

“Company Intervening Event” shall mean a material event relating to the business of the Company and the Company Subsidiaries that is (i) unknown to the Company Board as of the date of this Agreement and (ii) becomes known to or by the Company Board prior to obtaining the Required Company Stockholder Vote.

“Company Material Adverse Effect” shall mean any fact, change, event, effect or circumstance that would reasonably be expected to (i) result in the Surviving Entity or Parent being subject to Damages in excess of $3,000,000, individually or in the aggregate, taking into account the provisions in Section 7.5(b) and (c), or (ii) solely with respect to the representations and warranties of the Company set forth in Article IV of this Agreement, individually or in the aggregate, prevent or materially delay the consummation of the Merger or otherwise prevent or materially delay performance by the Company or SpinCo of any of their respective obligations under this Agreement or any of the Ancillary Agreements.

“Company Parent Stock Holdings” shall mean the Company Class A Stock Holdings and Company Common Stock Holdings.

“Company Recommendation” shall mean the unanimous vote of all of the members of the Company Special Committee to recommend the Merger and this Agreement as being fair to, and in the best interests of, the Company Committee Stockholders and the unanimous recommendation of the Company Board that the holders of the Company Common Stock vote for the approval and adoption of the Merger and this Agreement at the Company Stockholders Meeting.

“Company Subsidiaries” shall mean Berlin and Central States. As of the effectiveness of the Spin-Off, the Company Subsidiaries shall no longer be Subsidiaries of the Company.

“Company Transaction Expenses” shall mean all fees, costs and expenses (including legal, accounting, consulting, advisory and brokerage costs and expenses) incurred by the Company in connection with the transactions contemplated by this Agreement, including any such costs and expenses incurred for the benefit of any holder of Company Common Stock to the extent that the Company is obligated to pay such costs or expenses.

“Contract” shall mean, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, undertaking, arrangement or understanding, written or oral, or other document or instrument to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“Covered Parent Transaction Expenses” shall mean all reasonable out-of-pocket fees, costs and expenses (including all legal, accounting, consulting, advisory and investment banking costs and expenses) in excess of $200,000 incurred by Parent not later than 45 days after the Closing Date (and not reimbursed by the Company pursuant to the Reimbursement Agreement on or prior to the date of this Agreement) in connection with the transactions contemplated by this Agreement, except that Covered Parent Transaction Expenses shall exclude the items or categories of items set forth on Schedule 9.2 hereto.

“Damages” shall mean, without duplication, any and all losses, costs, obligations, liabilities, settlement payments, fines, penalties, damages (excluding consequential, incidental, indirect or punitive damages other than to the extent such damages are payable to a third party), Expenses, Taxes or other charges.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Environmental Laws” shall mean any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, decision, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to human health and safety or the environment, including noise, odor, wetlands, or the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Substances.

“Equity Interest” of any entity shall mean (i) the capital stock of, or other equity, ownership or voting interest in, such entity (including partnership, membership and similar interests and any similar or equivalent rights); (ii) any option, warrant, right or security (including debt securities) pursuant to which the entity is required to issue upon conversion, exchange or exercise thereof, any of the capital stock of, or other equity, ownership or other voting interest in, such entity, or any similar or equivalent rights; and (iii) any stock appreciation right or phantom security that is an obligation of such entity the value of which is determined based upon or derived from the value of the capital stock or other equity or ownership interest in such entity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any corporation, partnership, trade or business that is a member of a group that includes the Company or its Affiliates and is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code; provided, however, that neither Parent nor any of its Subsidiaries shall be deemed to be an ERISA Affiliate of the Company.

“Escrow Shares” shall mean a number of shares of Parent Common Stock to be deposited with the Escrow Agent pursuant to the Escrow Agreement, which shall be equal to (i) $15,000,000 divided by (ii) the Average Closing Market Price, rounding to the nearest whole share (rounding upward in the case of any 0.5 of a share).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” mean any and all reasonable expenses incurred in connection with defending any claim, action, suit or proceeding incident to any matter indemnified against hereunder or enforcing any rights under Article VII (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, accountants and other professionals).

“Former Company Shareholders” shall mean the holders of shares of Company Merger Stock as of immediately prior to the Effective Time.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority, securities exchange (including the NYSE) or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational.

“Hazardous Substances” shall mean any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or other media, as defined or regulated by any Environmental Law, but excluding mold and bacteria.

“Information Statement” shall mean the information statement to be distributed by the Company to the holders of the Company Common Stock in connection with the Spin-Off.

“IRS” shall mean the United States Internal Revenue Service.

“IRS Letter Ruling” shall mean a private letter ruling from the IRS ruling that, among other things, the Merger will qualify as a reorganization under Section 368(a) of the Code.

“Knowledge” or similar terms with respect to any party shall mean the facts or other information that are actually known by any of the executive officers of such party.

“Laws” shall mean all laws, statutes, ordinances, codes, rules, regulations, writs, injunctions, decrees and orders of Governmental Authorities.

“MergerCo Membership Units” shall mean the units of limited liability company membership interests of MergerCo.

“Non-Surviving Representations and Warranties” shall mean the representations and warranties of Parent and MergerCo contained in clause (d) of Section 3.4 and in Section 3.11.

“NYSE” shall mean the New York Stock Exchange.

“NYSE Rule” shall mean Rule 312 of the NYSE’s Listed Company Manual.

“Organizational Documents” shall mean (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership; (iv) the limited liability partnership agreement and the certificate or articles of limited liability partnership of a limited liability partnership; (v) the operating agreement or limited liability company agreement and the articles of organization or certificate of formation of a limited liability company; (vi) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (vii) any amendment to any of the foregoing.

“Parent Certificates” shall mean certificates evidencing shares of Parent Class A Common Stock and/or Parent Common Stock.

“Parent Charter” shall mean the Parent’s Restated Certificate of Incorporation as amended on October 10, 2000.

“Parent Charter Amendment” shall mean the amendment to the Parent Charter substantially in the form of Exhibit F hereto.

“Parent Class A Common Stock” shall mean shares of Class A Common Stock, par value $5 per share, of Parent.

“Parent Committee Stockholders” shall mean the holders of the Parent Class A Common Stock and Parent Common Stock other than the Company.

“Parent Common Stock” shall mean shares of Common Stock, par value $1 per share, of Parent.

“Parent Intervening Event” shall mean a material event relating to the business of Parent and its Subsidiaries that is (i) unknown to the Parent Board as of the date of this Agreement and (ii) becomes known to or by the Parent Board prior to obtaining the Required Parent Stockholder Votes.

“Parent Material Adverse Effect” shall mean any fact, change, event, effect or circumstance that would reasonably be expected to, solely with respect to the representations and warranties of Parent and MergerCo set forth in Article III of this Agreement, individually or in the aggregate, prevent or materially delay the consummation of the Merger or otherwise prevent or materially delay performance by Parent or MergerCo of any of their obligations under this Agreement or any of the Ancillary Agreements.

“Parent Recommendation” shall mean the unanimous vote of all of the members of the Parent Special Committee to recommend the Merger and this Agreement as being fair to, and in the best interests of, the Parent Committee Stockholders and the recommendation of the Parent Board, by unanimous vote of all of the directors who voted, that the holders of the Parent Class A Common Stock and Parent Common Stock vote to approve the Parent Share Issuance and for approval and adoption of the Parent Charter Amendment and the Merger at the Parent Stockholders Meeting.

“Per Share Escrow Release Number” shall mean the number of shares of Parent Common Stock equal to (i) the number of Escrow Shares released from the escrow account at a given time pursuant to the Escrow Agreement, divided by (ii) the number of shares of Company Merger Stock, rounding to the nearest one one-thousandth (.001) of a share (rounding upward in the case of any .0005 of a share).

“Person” shall mean any individual, corporation, limited liability company, partnership (general or limited), association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Post-Closing Tax Period” shall mean any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Reimbursement Agreement” shall mean the letter agreement dated April 11, 2008 between the Company and Parent.

“Release” shall be defined by reference to the definition of “release” in CERCLA, 42 U.S.C.A. §9601, et seq.

“Sale of a Company Subsidiary” shall mean any transaction or series of transactions directly or indirectly involving the sale of all or substantially all of the assets or shares of either or both Company Subsidiaries (including by merger, consolidation or similar transaction), whether occurring before or after the Effective Time.

“Schedule 13D” shall mean the Schedule 13D filed with the SEC by the Smith Family Members on August 19, 2008, as amended, supplemented or restated from time to time.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Smith Family Members” shall mean (i) each of the Persons who filed the Schedule 13D with the SEC, as listed on Appendix A to the Schedule 13D, and (ii) any other Person who becomes a party to the Voting Trust Agreement prior to the Effective Time.

“SpinCo Membership Units” shall mean the units of limited liability company membership interests of SpinCo.

“Spin-Off” shall mean the transaction or series of transactions resulting in (i) the transfer in one or a series of transactions, including by way of stock transfer, asset sale, merger or otherwise, by the Company to SpinCo and/or one or more Subsidiaries of SpinCo of substantially all of the assets of the Company and each Company Subsidiary (unless, in the case of a Company Subsidiary, such Company Subsidiary has previously been transferred pursuant to a Sale of a Company Subsidiary) other than the Company Parent

Stock Holdings, (ii) the assumption in one or a series of transactions, including by operation of Law, by SpinCo of all of the liabilities of the Company and by one or more Subsidiaries of SpinCo of all of the liabilities of the Company Subsidiaries, other than the obligations of the Company under this Agreement and the Ancillary Agreements to which it is a party and (iii) the pro rata distribution to the holders of the Company Common Stock of all of the SpinCo Membership Units.

“Straddle Period” shall mean any Tax Period beginning before or on and ending after the Closing Date.

“Subsidiary” shall mean, when used with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner; provided, however, that neither Parent nor any of its Subsidiaries shall be deemed to be a Subsidiary of the Company.

“Surviving Entity Membership Units” shall mean the units of limited liability company membership interests of the Surviving Entity.

“Tax” or “Taxes” shall mean any (i) net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including taxes under Section 59A of the Code), alternative or add-on, value added, registration, windfall profits or other tax or customs duties imposed by any Governmental Authority or taxing authority, or any interest, any penalties, additions to tax or additional amounts incurred or accrued under applicable tax law or properly assessed or charged by any Governmental Authority or taxing authority and (ii) any liability of the Company or any Subsidiary of the Company for the payment of the amounts described in clause (i) arising as a result of Treasury Regulation Section 1.1502.6 (or any similar provision of state, local or foreign Law).

“Tax Benefit Items” shall mean all carry-forwards of losses, deductions and other benefit items attributable to Pre-Closing Tax Periods deducted by Parent or any of its Subsidiaries, including the Surviving Entity, on Tax Returns for any Post-Closing Tax Periods and any amounts credited against Tax of Parent or any of its Subsidiaries, including the Surviving Entity, that relate to any Pre-Closing Tax Period to which Parent or any of its Subsidiaries, including the Surviving Entity, become entitled.

“Tax Period” shall mean any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Returns” shall mean returns, reports and information statements (including any attachments or schedules required to be attached to such a return, report or other information statement) with respect to Taxes required to be filed with the IRS or any other Governmental Authority or taxing authority or agency, domestic or foreign, including consolidated, combined and unitary tax returns.

“Transaction-Related Claim” shall mean any suit, action, claim or proceeding by any stockholder of Parent or the Company relating to or arising out of this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby, other than any suit, action, claim or proceeding between or among Parent, MergerCo, the Surviving Entity, SpinCo, the Shareholders’ Representative, any Smith Family Member or any other Former Company Shareholder to enforce any provision of this Agreement or any Ancillary Agreement.

“Transaction-Related Material Adverse Effect” shall mean any fact, change, event, effect or circumstance that (i) relates to the transactions contemplated by this Agreement (including any Transaction-Related Claim) and would reasonably be expected to result in SpinCo or the Former Company Shareholders (by recourse to the Escrow Shares) being subject to Damages in excess of $3,000,000, individually or in the aggregate, taking into account the provisions of Section 7.5(b) and (c), or (ii) would reasonably be expected to adversely affect in any material respect the economic, voting or other rights, privileges or preferences of the Parent Class A Common Stock or the Parent Common Stock.

“Voting Trust Agreement” shall mean the Voting Trust Agreement to be entered into among the Smith Family Members, substantially in the form of Exhibit E hereto.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Articles of Merger”	Section 1.3

“Bankruptcy and Equity Exception”	Section 3.3

“Belvidere RCRA Issue”	Section 5.12(b)

“Certificate of Merger”	Section 1.3

“Claim”	Section 7.4(a)

“Claim Notice”	Section 7.4(a)

“Closing”	Section 1.4

“Closing Date”	Section 1.4

“Closing Merger Consideration”	Section 2.1(c)

“Closure Letter”	Section 5.12(a)

“Company”	Preamble

“Company Audited Financial Statements”	Section 4.8(a)

“Company Board”	Recitals

“Company Certificates”	Section 2.2(a)

“Company Disclosure Schedule”	Article IV

“Company Indemnified Parties”	Section 7.2

“Company Merger Stock”	Section 2.1(c)

“Company Permits”	Section 4.7

“Company Real Property”	Section 4.14

“Company Special Committee”	Recitals

“Company Stockholders Meeting”	Section 5.2(f)

“Company Support Agreement”	Recitals

“Company Unaudited Financial Statements”	Section 4.8(b)

“Control Notice”	Section 7.4(b)

“Debt”	Section 4.23

“Dissenters’ Rights Provisions”	Section 2.4(a)

“Dissenting Shares”	Section 2.4(a)

“DLLCA”	Recitals

“Effective Time”	Section 1.3

“Environmental Permits”	Section 4.15(a)

“Escrow Agent”	Section 2.3

“Escrow Agreement”	Section 2.3

“Exchange Agent”	Section 2.2(a)

“Family Purchase”	Section 3.3(c)

“Form S-4”	Section 5.2(a)

“GAAP”	Section 4.8(a)

“Illinois EPA”	Section 5.12(b)

“Indemnified Person”	Section 7.4(a)

“Indemnifying Persons”	Section 7.4(a)

“Joint Proxy Statement/Prospectus”	Section 5.2(a)

“M&I Obligations”	Section 5.8(d)

“Merger”	Recitals

“Merger Consideration”	Section 2.1(c)

“MergerCo”	Preamble

“Multiemployer Plan”	Section 4.11(f)

“New Belvidere Issue”	Section 5.12(c)

“NFR”	Section 5.12(c)

“NRS”	Recitals

“Operating Agreement”	Section 1.2

“Other Filings”	Section 5.3

“Outside Date”	Section 8.1(b)(iii)

“Parent”	Preamble

“Parent Board”	Recitals

“Parent Disclosure Schedule”	Article III

“Parent Indemnified Parties”	Section 7.1

“Parent Party”	Section 5.16

“Parent Preferred Stock”	Section 3.5

“Parent Share Issuance”	Section 3.3

“Parent Special Committee”	Recitals

“Parent Stockholders Meeting”	Section 5.2(g)

“Parent Support Agreement”	Recitals

“Present Fair Saleable Value”	Section 4.23

“Representative”	Section 2.1(d)

“Required Company Stockholder Vote”	Section 4.18

“Required Parent Stockholder Votes”	Section 3.8

“Shareholders’ Representative”	Section 7.8(a)

“Solvency”	Section 4.23

“Solvent”	Section 4.23

“SpinCo”	Preamble

“SRP”	Section 5.12(c)

“Stockholder Agreement”	Recitals

“Supplemental Benefit Plan”	Section 5.11(a)

“Survival Period”	Section 7.3

“Surviving Entity”	Section 1.1

“Third Party Claim”	Section 7.4(b)

9.3 Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) an accounting term not otherwise defined herein has the meaning ascribed to it in accordance with GAAP; (b) “or” is not exclusive; (c) “including” and its variants mean “including, without limitation” and its variants; (d) words defined in the singular have the parallel meaning in the plural and vice versa; (e) references to “written” or “in writing” include in electronic form; (f) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Schedules hereto; (g) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms; (h) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (i) references to “dollars” or “$” in this Agreement shall mean United States dollars; (j) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (k) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights; (l) reference to a particular statute, regulation or Law includes all rules and regulations thereunder and any predecessor or successor statute, regulation or Law, in each case, as amended or otherwise modified from time to time prior to the date hereof (or, if the Closing occurs, prior to the Closing Date) and (m) all Sections, Articles, Schedules and Exhibits referred to herein are, respectively, Sections and Articles of, and Schedules and Exhibits to, this Agreement. The Section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

9.4 Entire Agreement. This Agreement and the Ancillary Agreements, and the Exhibits, Schedules and other agreements and instruments delivered in connection herewith and therewith constitute the entire agreement, and except as explicitly set forth herein, supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter of this Agreement and the Ancillary Agreements. This Agreement and the Ancillary Agreements shall not be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof or thereof.

9.5 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except that (a) Parent Indemnified Parties and the Company Indemnified Parties shall have the rights provided in Article VII, (b) the provisions of Article II may be enforced by the applicable holders of Company Common Stock entitled to receipt of the Merger Consideration thereunder and their heirs and/or representatives, (c) the Shareholders’ Representative shall have the rights and authority provided in Section 7.8, (d) Section 3.3(c) is intended, in relevant part, for the benefit of the Smith Family Members and may be relied upon by such Persons and (e) Section 5.13 is intended to be for the benefit of the directors and officers of the Company and may be enforced by such Persons.

9.6 Governing Law; Consent to Jurisdiction. The Merger shall be governed by and construed in accordance with the applicable Laws of the State of Nevada and the State of Delaware. All other provisions in this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal Courts of Delaware (the “Delaware Courts”), in any suit, action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment resulting from any suit, action or proceeding, and each party hereby irrevocably and unconditionally agrees that all claims in respect to any such suit, action or proceeding may be heard and determined in a Delaware Court. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, (a) any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in a Delaware Court, (b) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court, and (c) the right to object, with respect to such suit, action or proceeding, that such court does not have jurisdiction over such party. Each party irrevocably consents to service or process in any manner permitted by law.

9.7 Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

9.8 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

9.9 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts thereof have been signed by each of the parties and delivered to the other party.

9.10 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

9.11 Joint Drafting. The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

9.12 Further Assurances. Each party to this Agreement shall from time to time hereafter, upon request, execute, acknowledge and deliver such other instruments and documents as may be reasonably required to carry out the terms and conditions of this Agreement.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.14 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, Parent, MergerCo, the Company and SpinCo have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

A. O. SMITH CORPORATION

By:	/s/ PAUL W. JONES
Name:	Paul W. Jones
Title:	Chief Executive Officer

SICO ACQUISITION, LLC

By:	A. O. Smith Corporation, it sole member

By:	/s/ PAUL W. JONES
Name:	Paul W. Jones
Title:	Chief Executive Officer

SMITH INVESTMENT COMPANY

By:	/s/ BRUCE M. SMITH
Name:	Bruce M. Smith
Title:	Chairman, President and Chief Executive Officer

SMITH INVESTMENT COMPANY LLC

(solely for purposes of Sections 5.8, 5.11, 5.12, 5.16 and 5.18 and Article VII)

By:	/s/ BRUCE M. SMITH
Name:	Bruce M. Smith
Title:	President and Chief Executive Officer

Annex B

FORM OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

A. O. SMITH CORPORATION

1. The name of the corporation is A. O. Smith Corporation (the “Corporation”). The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was July 9, 1986. The original name of the corporation was AOSCO, INC.

2. This Amended and Restated Certificate of Incorporation amends and restates and integrates and further amends the Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

ARTICLE 1

The name of the corporation is “A. O. SMITH CORPORATION.”

ARTICLE 2

The address of the corporation’s Registered Office in the State of Delaware is The Prentice-Hall Corporation System, Inc., 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle. The name of its Registered Agent at such address is The Prentice-Hall Corporation System, Inc.

ARTICLE 3

The nature of the business or purposes to be conducted or promoted are:

(A)    (1) To manufacture, buy, sell, export, import and generally deal in all kinds of manufactured products and materials therefor, and in particular, steel and iron products and materials therefor.

(2) To carry on the business of mining, milling, concentrating, converting, smelting, treating, preparing for market, manufacturing, buying, selling, exchanging and otherwise producing and dealing in gold, silver, copper, lead, zinc, brass, iron, steel and all kinds of ores, metals and minerals and the products and by-products thereof. Without in any way limiting the foregoing to search for, prospect and explore for ores and minerals and to locate mining claims, grounds or lodes in the United States of America or the states or territories thereof or in other countries and record the same pursuant to the mining laws of the said United States or the states or territories thereof or other countries.

(3) To manufacture, buy, sell, lease and deal in machinery for mining and other uses and to buy or otherwise acquire, apply for, sell, deal in, trade and let to lease upon rents or royalties and patents or patent rights on machinery, tools or equipment which may be used in mining and to conduct a general mining and manufacturing business.

(4) In general, but in connection with the purposes set forth in this Article 3, to carry on any other business, whether manufacturing or otherwise, and to have and exercise all the powers conferred by the laws of Delaware upon secular corporations.

(B) To apply for, obtain, register, purchase, lease, or otherwise acquire, and to hold, own, use, operate and introduce, and to sell, assign or otherwise dispose of letters patent, licenses, trademarks, trade names, and any and all inventions, improvements and processes used in connection with, or secured under letters patent of the

United States of America or of any other country or government and pending applications therefor, including any interest therein, and to grant licenses in respect thereto, or otherwise turn the same to the use and account of the corporation.

(C) To acquire by purchase, lease or otherwise, upon such terms and conditions and in such manner as the board of directors of the corporation shall determine or agree to, and to the extent which the same may be allowed by the Delaware General Corporation Law, all or any part of the property, real and personal, tangible or intangible, of any nature whatsoever, including the good will, business and rights of all kinds, or any other corporation or of any person, firm or association, which may be useful or convenient in the business of the corporation, and to pay for the same in cash, stocks, bonds or in other securities of this corporation, or partly in cash and partly in such stocks, bonds or in other securities, or in such other manner as may be agreed, and to hold, possess and improve such properties, and to conduct in any legal manner the whole or any part of the business so acquired, and to pledge, mortgage, sell or otherwise dispose of the same.

(D) To borrow money, and, from time to time, to make, accept, endorse, execute and issue bonds, debentures, promissory notes, bills of exchange and other obligations of the corporation for moneys borrowed or in payment for property acquired or for any of the other objects or purposes of the corporation or its business, and as permitted by law to secure the payment of any such obligations by mortgage, pledge, deed, indenture, agreement or other instrument of trust, or by other lien upon, assignment of or agreement in regard to, all or any part of the property, rights, privileges or franchises of the corporation wheresoever situated, whether now owned or hereafter to be acquired.

(E) To acquire by purchase, subscription or otherwise, and to hold and own and to sell, assign, transfer, pledge or otherwise dispose of the stock, or certificates of interest in shares of stocks, bonds, debentures, obligations and other evidences of indebtedness of any other corporation, domestic or foreign, and to issue in exchange therefor the stock, bonds, or other obligations of the corporation and while the owner of any such stock, certificates of interest in shares of stock, bonds, debentures, obligations and other evidences of indebtedness, to possess and exercise in respect thereof all of the rights, powers and privileges of ownership, including the right to vote thereon, and also in the manner, and to the extent, now or hereafter authorized or permitted by the laws of the State of Delaware, to purchase, acquire, own and hold and to dispose of (except as herein otherwise expressly provided) the stock, bonds or other evidences of indebtedness of the corporation; and to organize or cause to be organized under the laws of any state or other government, corporations, companies, associations, trusts, partnerships and other organizations for any lawful purpose, and to dissolve, liquidate, wind up, reorganize, merge or consolidate the same or cause the same to be dissolved, liquidated, wound up, reorganized, merged or consolidated.

(F) To the extent permitted by law, guarantee the payment of dividends on, or the payment or principal of or interest on, any stocks, bonds, notes, debentures, or other securities or obligations of any individual, corporation, company, association, trust, partnership or other organization in which the corporation has an interest or any of whose securities it owns; to the extent permitted by law, to become surety for and to guarantee the carrying out or performance of contracts of every kind and character of any individual, corporation, company, association, trust, partnership of other organization in which the corporation has an interest or any of whose securities it owns; and to aid in any lawful manner any individual, corporation, company, association, trust, partnership or other organization in which the corporation has an interest or any of whose securities it owns.

(G) To execute and deliver general or special powers of attorney to individuals, corporations, companies, associations, trusts, partnerships and other organizations, whether public or private, as the board of directors shall determine.

(H) In general to do any or all of the things hereinbefore set forth, and such other things as are incidental or conducive to the attainment of the objects and purposes of the corporation, as principal, factor, agent, contractor or otherwise, either alone or in conjunction with any person, firm, association or corporation, and in carrying on its business and for the purpose of attaining or furthering any of its objects to make and perform contracts, and to do such acts and things and to exercise any and all such powers to the same extent as a natural person might or could lawfully do to the extent allowed by law.

(I) To have one or more offices and to carry on its operations and transact its business within and without the State of Delaware, and, without restriction or limit as to amount, to purchase or otherwise acquire, hold, own, mortgage, sell, convey or otherwise dispose of real and personal property of every class and description in any of the states, districts, territories or dependencies of the United States, and in any and all foreign countries, subject always to the laws of such state, district, territory, dependency or foreign country.

The foregoing clauses shall each be construed as both purposes and powers, and the matters expressed in each clause shall, except as otherwise expressly provided, be in no wise limited by reference to or inference from the terms of any other clause, but shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature, not expressed.

ARTICLE 4

The aggregate number of shares which the corporation has the authority to issue shall initially be eighty-five million sixty-seven thousand two hundred fifty-two (85,067,252) shares, consisting of:

(a)	twenty-two million sixty-seven thousand two hundred fifty-two (22,067,252) shares designated as “Class A Common Stock,” with a par value of Five Dollars ($5) per share;

(b)	sixty million (60,000,000) shares designated as “Common Stock,” with a par value of One Dollar ($1) per share; and

(c)	three million (3,000,000) shares designated as “Preferred Stock,” with a par value of One Dollar ($1) per share.

The corporation shall not reissue, after the cancellation thereof, any of the shares of Class A Common Stock held by Smith Investment Company, a Nevada corporation (“SICO”), that are required to be cancelled in accordance with the Agreement and Plan of Merger, dated as December [    ], 2008 (the “SICO Merger Agreement”), among the corporation, SICO Acquisition, LLC, a Delaware limited liability company, SICO and Smith Investment Company LLC, a Delaware limited liability company.

Any and all such shares of Class A Common Stock, Common Stock and Preferred Stock may be issued for such consideration, not less than the par value thereof, as shall be fixed from time to time by the board of directors. Upon any distribution of authorized but unissued shares to stockholders, the part of the surplus of the corporation (not less than the par value of such shares) which is concurrently transferred to stated capital shall be deemed the consideration for the issue of such shares. Any and all such shares so issued, the full consideration for which has been paid, delivered or so transferred, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments except as otherwise provided by applicable law of the State of Delaware or any other state in which the corporation holds a certificate of authority to do business. The relative rights, preferences and limitations of each class shall be as follows:

(A)	Class A Common Stock and Common Stock

Except as provided in this Article 4, the Class A Common Stock and the Common Stock shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

(1)	Dividends; Combinations; and Subdivisions.

(a)	The holders of the Class A Common Stock and Common Stock shall be entitled to receive, when and as declared by the board of directors, such dividends including share distributions (as defined in paragraph (A)(1)(b)) as may be declared from time to time by the board of directors subject to any limitations applicable by law of the State of Delaware, to the rights of the holders of the Preferred Stock, and to the following limitation. Whenever a dividend which is not a share distribution is paid to the holders of Class A Common Stock, the corporation shall also pay to the holders of Common Stock a dividend per share at least equal to the dividend per share paid to the holders of the Class A Common Stock. The corporation may pay dividends which are not share distributions to holders of Common Stock in excess of dividends paid, or without paying dividends, to holders of Class A Common Stock.

(b)	If at any time a distribution is to be paid in Class A Common Stock or Common Stock (a “share distribution”), such share distribution may be declared and distributed only as follows:

(i)	Shares of one class of either the Class A Common Stock or the Common Stock (the “first class”) may be distributed on shares of that class, provided that there is declared and paid a simultaneous distribution of shares of the other class of stock (the “second class”) to the holders of the second class which simultaneous distribution shall consist of a number of shares of the second class equal on a per share basis to the number of shares of the first class which are distributed to holders of the first class.

(ii)	Subject to any limitations of the laws of the State of Delaware, shares of the first class may be distributed on shares of the second class, provided that there is declared and paid a simultaneous distribution of shares of the first class to holders of shares of the first class which simultaneous distribution shall consist of a number of shares of the first class equal on a per share basis to the number of shares of the first class which are distributed to holders of the second class.

(c)	The corporation shall not combine or subdivide shares of the first class without making a simultaneous combination or subdivision of shares of the second class which is equal on a per share basis to the combination or subdivision of the shares of the first class.

(2)	Voting.

Voting power shall be divided between the Class A Common Stock and the Common Stock as follows:

(a)

With respect to the election of directors, holders of the Common Stock, voting as a separate class, shall be entitled to elect that number of directors which constitutes 33 1/3% of the authorized number of members of the board of directors and, if such 33 1/3% is not a whole number, then the holders of the Common Stock shall be entitled to elect to the nearest higher whole number of directors that is at least 33 1/3% of such membership. Holders of Class A Common Stock, voting as a separate class but subject to any voting rights which may be granted to holders of Preferred Stock, shall be entitled to elect the remaining directors.

(b)	The holders of Class A Common Stock shall be entitled to vote as a separate class but subject to any voting rights which may be granted to holders of Preferred Stock, on the removal with or without cause, of any director elected by the holders of Class A Common Stock, and the holders of Common Stock shall be entitled to vote as a separate class on the removal, with or without cause, of any director elected by the holders of Common Stock.

(c)

In the discretion of the board of directors, (i) any vacancy in the office of a director elected by the holders of the Class A Common Stock may be filled by a vote of such holders, voting as a separate class but subject to any voting rights which may be granted to holders of Preferred Stock, and any vacancy in the office of a director elected by the holders of the Common Stock may be filled by a vote of such holders, voting as a separate class, or (ii) in the case of a vacancy in the office of a director elected by either class, such vacancy may be filled by the remaining directors. Any director elected by the board of directors to fill a vacancy shall serve until the next Annual Meeting of Stockholders and until his successor has been elected and has qualified. If permitted by the By-Laws, the board of directors may (i) increase the number of directors and any vacancy so created may be filled by the board of directors, or (ii) decrease the number of directors; provided that, so long as the holders of Common Stock had the rights provided in paragraph (A)(2)(a) of this Article 4 in respect of the last Annual Meeting of Stockholders, the board of directors may be so enlarged (or so decreased) only to the extent that at least 33 1/3% of the enlarged (or decreased) board consists of directors elected by the holders of the Common Stock or by directors appointed to fill vacancies created by the death, resignation or removal of directors elected by the holders of the Common Stock.

(d)

The Common Stock will not have the right to elect directors set forth in paragraphs (A)(2)(a) and (A)(2)(c) of this Article 4, if, on the record date of any stockholder meeting at which directors are to be elected, the number of issued and outstanding shares of Common Stock is less than 10% of the aggregate number of issued and outstanding shares of Class A Common Stock and Common Stock. In such case, all directors to be elected at such meeting shall be elected by holders of Class A Common Stock and Common Stock, voting together as a single class but subject to any voting rights which may be granted to holders of Preferred Stock, provided that with respect to said election, the holders of Class A Common Stock shall have one vote per share and holders of Common Stock shall have one-tenth vote per share. The Class A Common Stock will not have the right to elect directors set forth in paragraphs (A)(2)(a) and (A)(2)(c) of this Article 4, if, on the record date for any stockholder meeting at which directors are to be elected, the number of issued and outstanding shares of Class A Common Stock is less than 12.5% of the aggregate number of issued and outstanding shares of Class A Common Stock and Common Stock. In such case, holders of Common Stock, voting as a separate class, shall have the right to elect 33 1/3% of the members of the board of directors as provided in paragraph (A)(2)(a) of this Article 4, and holders of Class A Common Stock and Common Stock voting together as a separate class but subject to any voting rights which may be granted to holders of Preferred Stock, shall be entitled to elect the remaining directors, provided that with respect to said election, the holders of Class A Common Stock shall have one vote per share and the holders of Common Stock shall have one-tenth vote per share.

(e)	Subject to the provisions of section (D) of this Article 4, the holders of Class A Common Stock and Common Stock shall in all matters not specified in paragraphs (A)(2)(a), (b), (c) and (d) of this Article 4 vote together as a single class but subject to any voting rights which may be granted to holders of Preferred Stock, provided that the holders of Class A Common Stock shall have one vote per share and the holders of Common Stock shall have one-tenth vote per share.

(f)	Notwithstanding anything in this subsection (A)(2) or in section (D) of this Article 4 to the contrary but subject to any voting rights which may be granted to holders of Preferred Stock, the holders of Class A Common Stock shall have exclusive voting power on all matters, at any time when no Common Stock is issued and outstanding, and the holders of Common Stock shall have exclusive voting power on all matters at any time when no Class A Common Stock is issued and outstanding.

(3)	Conversion.

(a)

The holder of any shares of Class A Common Stock at his option will be entitled at any time to convert each share of Class A Common Stock into one share of Common Stock. Such right shall be exercised by the surrender of the shares of Class A Common Stock so to be converted to the corporation at any time during normal business hours at the office or agency then maintained by it for payment of dividends on the shares of the Class A Common Stock and the Common Stock (the “Payment Office”), accompanied by written notice of such holder’s election to convert and (if so required by the corporation or any conversion agent) by instruments of transfer, in form satisfactory to the corporation and to any conversion agent, duly executed by the registered holder or by his duly authorized attorney.

(b)	As promptly as practicable after the surrender for conversion of any shares of Class A Common Stock in the manner provided in paragraph A(3)(a) of this Article 4, the corporation will deliver or cause to be delivered at the Payment Office to or upon the written order of the holder of such shares, certificates representing the number of full shares of Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class A Common Stock, and all rights of the holder of such shares as a holder of such shares shall cease at such time and the person or persons in whose name or names the certificates for shares of Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders thereof at such time; provided, however, that any such surrender on any date when the stock transfer books of the corporation shall be closed shall constitute the person or persons in whose name or names the certificates for such shares of Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such stock transfer books are opened.

(c)	No adjustments in respect of dividends shall be made upon the conversion of any shares of the Class A Common Stock; provided, however, that if shares of Class A Common Stock shall be converted subsequent to the record date preceding a dividend payment on the Class A Common Stock but prior to the payment date for such dividend, the registered holder of such shares of Class A Common Stock at the close of business on such record date nonetheless shall be entitled to receive the dividend paid on such shares, if any, on such payment date notwithstanding the conversion thereof.

(d)	The corporation covenants that it will at all times reserve and keep available, solely for the purpose of issue upon conversion of the shares of Class A Common Stock, such number of shares of Common Stock as shall be issuable upon the conversion of all such outstanding shares of Class A Common Stock, provided, that nothing contained herein shall be construed to preclude the corporation from satisfying its obligations in respect of the conversion of the shares of Class A Common Stock by delivery of shares of Common Stock which are held in the treasury of the corporation.

The corporation covenants that all shares of Common Stock which shall be issued upon conversion of the shares of the Class A Common Stock will upon issue be fully paid and non-assessable and not subject to any preemptive rights, except as otherwise required by applicable law.

(e)	If the number of issued and outstanding shares of Class A Common Stock is less than 2,397,976 (subject to adjustment for any combination or consolidation of the Class A Common Stock, by reclassification or otherwise, into a greater or lesser number of shares of Class A Common Stock, or any dividend payable in Class A Common Stock), then, in accordance with and subject to paragraph A(3)(g) of this Article 4, each share of Class A Common Stock shall automatically be converted into one share of Common Stock.

(f)	If, after the Effective Time (as defined in the SICO Merger Agreement), beneficial ownership of shares of Class A Common Stock is transferred by any Existing Class A Holder, whether by sale, assignment, gift, bequest, appointment or otherwise, to any person other than a Permitted Transferee (a “Non-Permitted Transfer”), then, in accordance with and subject to paragraph A(3)(g) of this Article 4, each share of Class A Common Stock so transferred shall automatically be converted into one share of Common Stock. The following definitions shall apply to this paragraph A(3)(f):

(i)	“Existing Class A Holder” shall mean any beneficial owner of shares of Class A Common Stock as of immediately after the Effective Time, and any Permitted Transferee of such Existing Class A Holder to whom Class A Common Stock has been transferred in accordance with this paragraph A(3)(f);

(ii)	“Permitted Transferee” shall mean, with respect to any Existing Class A Holder, (A) any Related Party of such Existing Class A Holder, (B) any Smith Family Member, and (C) any other person approved as a “Permitted Transferee” by the board of directors of the corporation;

(iii)	“Related Party” shall mean: (A) with respect to any Existing Class A Holder that is a natural person, the parents, grandparents, siblings, spouses, ex-spouses and issue (natural or adoptive), spouses and ex-spouses of issue (natural or adoptive) and any trust for the benefit of, the estate of or the legal representative of, any of such Existing Class A Holder or such persons (provided, that any such trust shall qualify as a Related Party notwithstanding that a remainder interest in such trust is for the benefit of any other person), any partnership the partners of which are such Existing Class A Holder or one or more of such persons, or any limited liability company, corporation or other entity the ownership interests of which are held by such Existing Class A Holder or one or more of such persons, and (B) with respect to any Existing Class A Holder that is a trust, partnership, limited liability company, corporation or other entity, the beneficiaries of such trust and the partners, members, shareholders or other equity owners of such partnership, limited liability company, corporation or other entity, and the Related Parties of such persons;

(iv)	“Smith Family Member” shall mean any lineal descendant of Lloyd R. Smith and such descendant’s parents, grandparents, siblings, spouses, ex-spouses and issue (natural or adoptive), spouses and ex-spouses of issue (natural or adoptive) and any trust for the benefit of, the estate of or the legal representative of, any of such persons (provided, that any such trust shall qualify as a Smith Family Member notwithstanding that a remainder interest in such trust is for the benefit of any other person), or any partnership the partners of which are one or more of such persons, or any limited liability company, corporation or other entity the ownership interests of which are held by one or more of such persons;

(v)	A “person” means any natural person, trust, limited liability company, corporation or other entity; and

(vi)	The “beneficial owner” of, and “beneficial ownership” of, any shares of Class A Common Stock shall be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

(g)

In the event of any automatic conversion of shares of Class A Common Stock pursuant to paragraphs A(3)(e) or A(3)(f) of this Article 4, certificates formerly representing outstanding shares of Class A Common Stock subject to such automatic conversion will thereafter be deemed to represent a like number of shares of Common Stock. Such automatic conversion shall be deemed to have been made immediately prior to the close of business on the date on which the event resulting in such automatic conversion shall have occurred, and all rights of the holder of such shares of Class A Common Stock shall cease at such time and such holders shall be treated for all purposes as having become the holder or holders of the shares of Common Stock issuable upon such automatic conversion. If an Existing Class A Holder inadvertently transfers shares of Class A Common Stock in a Non-Permitted Transfer, or transfers shares of Class A Common Stock with the bona fide belief that such transfer was not a Non-Permitted Transfer, such Existing Class A Holder shall have the right to cure such Non-Permitted Transfer within 30 calendar days of such person’s receipt of notice from the corporation of its determination that a Non-Permitted Transfer has occurred and, if such Non-Permitted Transfer is cured within such 30 day period, the shares of Class A Common Stock shall be deemed not to have been automatically converted into Common Stock. The corporation may, as a condition to the transfer or the registration of transfer of shares of Class A Common Stock to a purported Permitted Transferee, require the furnishing of such affidavits or other proof as it deems necessary to establish that such transferee is a Permitted Transferee. A good faith determination by the board of directors that a Class A Holder is not a Permitted Transferee, or that no right of cure is available or that such right of cure has lapsed, and that, therefore, an automatic conversion shall have occurred, shall be conclusive and binding on a Class A Holder. The corporation shall note on the certificates representing the shares of Class A Common Stock that transfer by a Class A Holder to a person other than a Permitted Transferee may result in the automatic conversion of such shares of Class A Common Stock pursuant to paragraphs A(3)(e) or A(3)(f) of this Article 4.

(B)	Preferred Stock

(1)	Series of Preferred Stock

The board of directors shall have authority, by resolution or resolutions, to divide the Preferred Stock into series, to establish and designate each such series and the number of shares thereof (which number, by like action of the board of directors from time to time thereafter, may be increased except when otherwise provided by the board of directors in creating such series, or may be decreased but not below the number of shares thereof then outstanding), and to determine and fix the rights, preferences and limitations in respect of the shares of each series established prior to the issuance thereof, and the relative variations therein as between series, to the fullest extent now or hereafter permitted by applicable law of the State of Delaware, and (without limiting the generality of the foregoing) particularly with respect to:

(a)	The rate of dividend and the initial original issue date or other date from which such dividends shall be cumulative;

(b)	The price or prices, at the period or periods within, and the terms and conditions on which shares may or shall be redeemed;

(c)	The amounts payable upon shares in the event of voluntary liquidation or involuntary liquidation;

(d)	The terms of the sinking fund provisions or redemption or purchase account, if any, for the redemption or purchase of shares;

(e)	The terms and conditions on which shares may be converted into shares of Class A Common Stock or Common Stock, if the shares of any series are issued with the privilege of conversion; and

(f)

Whether or not shares shall have voting powers, and the terms and conditions upon which any voting powers may be exercised; provided that, so long as any Common Stock is outstanding, no Preferred Stock with voting powers shall have more than one vote per share nor shall any such Preferred Stock be entitled to vote with the Common Stock in the election of 33 1/3% of the members of the board of directors pursuant to paragraph (A)(2)(a) of this Article 4, on the removal of directors elected by holders of Common Stock pursuant to paragraph (A)(2)(b) of this Article 4, or in the filling of vacancies in the office of a director elected by holders of Common Stock pursuant to paragraph (A)(2)(d) of this Article 4.

Except as to the matters in respect to which variations are permitted under this subsection (B)(1), all series of the Preferred Stock of the corporation, whenever designated and issued, shall have the same rights, preferences and limitations and shall rank equally, share ratably and be identical in all respects as to all matters.

All shares of any one series of Preferred Stock established as hereinabove authorized shall be alike in every particular, and each series thereof shall be distinctively designated by letter or descriptive words or figures.

Any shares of Preferred Stock reacquired by the corporation by purchase or redemption, through conversion, or through the operation of any sinking fund or redemption or purchase account and which are thereafter cancelled shall have the status of authorized but unissued shares of Preferred Stock of the corporation, and, subject to the provisions of any series of the Preferred Stock, may thereafter be reissued as part of the same series or may be reclassified and reissued by the board of directors in the same manner as any other authorized but unissued shares of Preferred Stock.

(2)	Dividends.

Before any dividends, other than stock dividends, shall be paid or set apart for payment upon either the Class A Common Stock or the Common Stock, the holders of Preferred Stock shall be entitled to receive dividends at the rate per annum specified as to each series pursuant to paragraph (B)(1)(a), payable quarter-annually when and as declared by the board of directors.

Except as otherwise provided with respect to a particular series pursuant to paragraph (B)(1)(a), dividends shall accrue, in the case of shares of each particular series:

(i)	if issued prior to the record date for the first dividend on shares of such series, then from the date of initial original issue of shares of such series;

(ii)	if issued during the period commencing immediately after the record date for a dividend on shares of such series and terminating at the close of the payment date for such dividend, then from such last mentioned dividend payment date; and

(iii)	otherwise from the quarterly dividend payment date next preceding the date of original issue of such shares;

provided, that if the date of initial original issue of shares of any series shall be within thirty (30) days prior to the date when the first quarter-annual dividend would otherwise be payable, the board of directors may provide that such first dividend shall be payable only at the time of payment of the dividend for the next quarter-annual period, in which case no deficiency in payment of such first dividend shall exist by reason of such deferral.

All dividends of Preferred Stock shall be cumulative so that if the corporation shall not pay the quarterly dividend, or any part thereof, on the Preferred Stock then issued and outstanding, such deficiency in the dividend on the Preferred Stock shall thereafter be fully paid, but without interest, before any cash dividend shall be paid or set apart for payment on either the Class A Common Stock or the Common Stock.

Any dividend paid upon the Preferred Stock at a time when any accrued dividends for any prior period are delinquent shall be expressly declared as a dividend in whole or partial payment of the accrued dividend for the earliest period for which dividends are then delinquent, and shall be so designated to each shareholder to whom payment is made.

All shares of Preferred Stock shall rank equally and shall share ratably, in proportion to the rate of dividend fixed pursuant to paragraph (B)(1)(a) in respect to each such share, in all dividends paid or set aside for payment for any dividend period or part thereof upon any such shares.

(3)	Liquidation, Dissolution or Winding Up.

In case of voluntary or involuntary liquidation, dissolution or winding up of the corporation, the holders of shares of each series of Preferred Stock shall be entitled to receive out of the assets of the corporation in money or money’s worth the applicable amount specified pursuant to paragraph (B)(1)(c) with respect to that series of Preferred Stock, together with all accrued but unpaid dividends thereon (whether or not earned or declared), before any of such assets shall be paid or distributed to holders of Class A Common Stock or Common Stock, and if the assets of the corporation shall be insufficient to pay the holders of all of the Preferred Stock then outstanding the entire amounts to which they may be entitled, the holders of each outstanding series of the Preferred Stock shall share ratably in such assets in proportion to the amounts which would be payable with respect to such series if all amounts payable thereon were paid in full. The consolidating or merger of the corporation with or into any other corporation or corporations, or the merger of any other corporation or corporations into the corporation, in pursuance of the laws of the State of Delaware and of any other applicable state providing for consolidation or merger, shall not be deemed a liquidation, dissolution or winding up of the affairs of the corporation within the meaning of the foregoing provisions of this subsection (B)(3), unless otherwise provided pursuant to paragraph (B)(1)(c).

(C)	Preemptive Rights.

No holder of Preferred, Class A Common Stock or Common Stock shall be entitled, as of right because of his ownership of such stock, to subscribe for, purchase or receive any part of any new or additional issue of stock, whether Preferred Stock, Class A Common Stock or Common Stock, or of bonds, debentures or other securities convertible into stock, or any part of any reacquired shares or convertible securities held in treasury, but all such shares of stock or bonds, debentures or other securities convertible into stock may be issued and disposed of by the board of directors to such person or persons and on such terms and for such consideration (so far as may be permitted by law) as the board of directors in its absolute discretion may deem advisable. The provisions of this section (C) shall not impair any conversion right of any such convertible securities or any other right authorized by the board of directors to purchase or exchange, or to receive any distribution of, any securities of the corporation.

(D)	Special Voting Rights of Stockholders

(1) Subject to the voting rights of holders of Preferred Stock as may be established pursuant to subsection (B)(1) of this Article 4, the holders of Class A Common Stock and the holders of Common Stock shall be entitled to vote, and to vote as separate classes, upon the authorization of any amendment to this Certificate of Incorporation, and, in addition to the authorization of any such amendment by vote of a majority of the total number of votes represented by all outstanding shares entitled to vote thereon, the amendment shall be authorized by vote of a majority of the total number of votes represented by all outstanding shares of the Class A Common Stock and/or the Common Stock if such amendment contains any provision which would:

(a)	exclude or limit their right to vote on any matter, except as such right may be limited by voting rights given to new shares then being authorized of any existing or new class or series,

(b)	reduce the par value of their shares; or change their shares into a different number of shares of the same class or into the same or a different number of shares of any one or more classes or any series thereof, either with or without par value; or fix, change or abolish the designation or any of the relative rights, preferences and limitations of their shares, including any provision in respect to any undeclared dividends, whether or not cumulative or accrued, or the redemption of any shares, or any sinking fund for the redemption or purchase of their shares, or any preemptive right to acquire shares or other securities; or alter the terms or conditions upon which their shares are convertible or change the shares issuable upon conversion of their shares; if any such action would adversely affect such holders, or

(c)	subordinate their rights, by authorizing shares having preferences which would be in any respect superior to those rights.

(2) Any plan of merger or consolidation shall be adopted at a meeting of stockholders by a vote of two-thirds of the total number of votes represented by the outstanding shares entitled to vote thereon. The holders of shares of a class or series shall be entitled to vote and to vote as a class if the plan of merger or consolidation contains any provision which, if contained in an amendment to the Certificate of Incorporation, would entitle the holders of shares of such class or series to vote and vote as a class thereon pursuant to subsection (D)(1) of this Article 4. In such case, in addition to the authorization of the plan of merger or consolidation by vote of two-thirds of the total number of votes represented by all outstanding shares entitled to vote thereon, the plan of merger or consolidation shall be authorized by vote of the majority of the total number of votes represented by all outstanding shares entitled to vote thereon. Any plan of merger or consolidation of any subsidiary corporation or corporations, whether domestic or foreign, with and into the corporation shall not be subject to the provisions of this subsection (D)(2) if the corporation owns at least ninety percent of the outstanding shares of each class of capital stock of such subsidiary corporation or corporations.

For the purposes of this subsection (D)(2), the financial or other effect of any merger or consolidation on the corporation shall not be deemed to affect adversely the powers, preferences or rights of any class or series of stock.

(3) Any sale, lease, exchange or other disposition of all or substantially all the assets of the corporation, if not made in the usual or regular course of the business actually conducted by the corporation shall be authorized by vote at a meeting of stockholders of two-thirds of the total number of votes represented by all outstanding shares entitled to vote thereon.

(4) Any amendment to the Certificate of Incorporation of the corporation which adds a provision specifying that any stockholders, or the holders of any specified number or proportion of shares, or of any specified number or proportion of shares of any class or series thereof, may require the dissolution of the corporation at will or upon the occurrence of a specified event, or which changes or strikes out such a provision, shall be authorized at a meeting of stockholders by a vote of a majority of the total votes represented by all outstanding shares, whether or not otherwise entitled to vote on any such amendment.

(5) Any amendment to the Certificate of Incorporation of the corporation which changes or strikes out any provision specifying that the proportion of shares, or the proportion of shares of any class or series thereof, the holders of which shall be present in person or by proxy at any meeting of stockholders in order to constitute a quorum for transaction of any business or of any specified item of business, including amendments to this Certificate of Incorporation shall be greater than the proportion prescribed by law in the absence of such provision, or any provision specifying that the proportion of votes of the holders of shares, or of the holders of shares of any class or series thereof, that shall be necessary at any meeting of stockholders for the transaction of any business or of any specified item of business, including amendments to this Restated Certificate of Incorporation, shall be greater than such proportion prescribed by law in the absence of such provision, shall be authorized at a meeting of stockholders by vote of two-thirds of the total number of votes represented by all outstanding shares entitled to vote thereon.

ARTICLE 5

The duration of the corporation is to be perpetual.

ARTICLE 6

The number of directors of the corporation shall be not less than five nor more than such number as shall be fixed by resolution of the board of directors from time to time.

ARTICLE 7

The board of directors shall have the following powers, in addition to those prescribed by law or by the By-Laws of the corporation;

(A) To make, alter, amend and repeal the By-Laws of the corporation, to the extent permitted by the law of Delaware.

(B) To elect or appoint from among their number an Executive Committee, which committee, to the extent and in the manner provided in the By-Laws of the corporation, shall have and may exercise all the powers of the board of directors, in the management of the business and affairs of the corporation, during the intervals between the meetings of the board of directors, so far as may be permitted by law, and such other standing committees as the board from time to time may determine to elect to appoint, which committees shall have and may exercise such powers as may be prescribed in the By-Laws or delegated to them by the board.

(C) From time to time to determine, so far as permitted by law, whether and to what extent, and at what time and places and under what conditions and regulations the accounts and books of the corporation, or any of them, shall be open to the inspection of stockholders, and no stockholder shall have any right to inspect any book or account or document of the corporation except as conferred by the laws of the State of Delaware or authorized by the board of directors.

(D) Subject to the provisions of the laws of the State of Delaware to hold their meetings either within or without the State of Delaware, to have one or more offices, and to keep the books of the corporation (except such books as are required by law to be kept at the office of the corporation in the State of Delaware) outside of the State of Delaware, and at such place or places as may from time to time be designated by them.

(E) To elect or appoint such officers, and to provide that the persons so elected or appointed shall have and may exercise such powers as may be prescribed from time to time by the By-Laws of the corporation.

ARTICLE 8

The corporation reserves the right to amend, alter, change or repeal any provision herein contained, in the manner now or hereafter prescribed by law, and all rights conferred on stockholders hereunder are granted subject to this provision.

ARTICLE 9

No director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

3. The amendment and restatement of the Certificate of Incorporation herein certified has been duly adopted by the stockholders as of             , 2009 in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, A. O. Smith Corporation has caused this Amended and Restated Certificate to be signed by                     , its President and attested by                     , its Secretary, this     day of             , 2009.

A. O. SMITH CORPORATION

By:

ATTEST:

By:
, Secretary

Annex C

December 9, 2008

A. O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224

Attention: James F. Stern

Ladies and Gentlemen:

Smith Investment Company, a Nevada corporation (“SICO”), Smith Investment Company LLC, a Delaware limited liability company (“SpinCo”), A. O. Smith Corporation (the “Company”), and SICO Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), are parties to an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented, modified or waived from time to time, the “Merger Agreement”), providing for, among other things, the merger of SICO with and into Merger Sub (the “Merger”), in which all of the outstanding shares of common stock, par value $0.10 per share, of SICO held by the shareholders of SICO are being converted into a right to receive shares of Class A common stock, par value $5.00 per share, of the Company (“Class A Common Stock”) and shares of Common Stock, par value $1.00 per share, of the Company (“Common Stock”; and together with the Class A Common Stock, the “Company Common Stock”). Capitalized terms that are used but not otherwise defined in this support agreement (“Support Agreement”) will have the meanings ascribed to them in the Merger Agreement.

As a condition to the willingness of the Company to enter into and perform its obligations under the Merger Agreement, the Company has required that SICO enter into this Support Agreement. SICO is further entering into this Support Agreement to express its support for the Merger and the other transactions contemplated by the Merger Agreement.

In consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1. SICO represents and warrants that Schedule I annexed hereto sets forth as of the date hereof the number of shares of Company Common Stock owned beneficially or of record by SICO (the “Covered Shares”). SICO represents and warrants that, as of the date hereof and except as disclosed on Schedule II annexed hereto, SICO owns the Covered Shares free and clear of all liens, charges, encumbrances, voting agreements and commitments of every kind. As of the date of this Support Agreement, except as expressly permitted or provided in this Support Agreement or the Merger Agreement and except as disclosed on Schedule II annexed hereto, SICO has sole voting power and sole dispositive power with respect to all of the Covered Shares. SICO agrees, while this Support Agreement is in effect, to promptly notify the Company of the number of any new shares of Company Common Stock with respect to which SICO acquires beneficial or record ownership. Any such shares shall automatically become Covered Shares and subject to the terms of this Support Agreement as though owned by SICO as of the date hereof.

2. SICO has all necessary legal capacity, power and authority to execute and enter into this Support Agreement, and this Support Agreement is the legally valid and binding agreement of SICO, and is enforceable against SICO in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3. SICO agrees that, during the term of this Support Agreement, it will not, and will not agree to, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the Covered Shares, or any interest therein, or otherwise enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance of other disposition of, or limitation on the voting rights of, any of the Covered Shares (any such action a “Transfer”); provided however, that nothing herein shall prevent SICO from consummating a Transfer (i) as specifically required by a court order, which SICO shall use its reasonable best efforts to avoid, (ii) pursuant to this Support Agreement or the Merger Agreement or the transactions and other agreements contemplated thereby, or (iii) with the Company’s prior written consent. Any action taken in violation of the foregoing sentence shall be null and void ab initio and SICO agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer of any of the Covered Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold the Covered Shares subject to all of the restrictions, liabilities and rights under this Support Agreement, which shall continue in full force and effect until valid termination of this Support Agreement.

4. SICO agrees that, during the term of this Support Agreement, at any meeting of shareholders of the Company, however called, or any adjournment or postponement thereof, SICO shall be present (in person or by proxy) and vote (or cause to be voted) all of the Covered Shares (1) in favor of (a) the Merger and the other transactions contemplated thereby, including the Merger Agreement and (b) any other matter that is on the ballot in furtherance of or for the purpose of facilitating the Merger, including any matter that is required by law or regulatory authority to be approved by the stockholders of the Company to facilitate the Merger or any transaction contemplated by the Merger Agreement; and (2) against any proposal that would reasonably be expected to prevent or materially delay the consummation of the Merger.

5. SICO hereby agrees not to commence or participate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub, or any of their respective successors relating to the negotiation, execution or delivery of this Support Agreement, the Merger Agreement or the consummation of the Merger, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement, the Merger Agreement or any transactions contemplated by the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any officers or directors of the Company or Merger Sub in connection with this Support Agreement, the Merger or any of the transactions contemplated by the Merger, including the Merger Agreement. For the avoidance of doubt, the parties agree that this Paragraph 5 shall not preclude SICO from being a party to any litigation between or among the Company, Merger Sub, the Surviving Entity, SpinCo, the Shareholders’ Representative, any Smith Family Member or any other Former Company Shareholder concerning any provision of the Merger Agreement or any Ancillary Agreement or to resolve any dispute regarding any provision of the Merger Agreement or any Ancillary Agreement.

6. Whenever possible, each provision or portion of any provision of this Support Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Support Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Support Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

7. Each of the parties hereto recognizes and acknowledges that a breach by SICO of any covenants or agreements contained in this Support Agreement will cause the Company to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the Company shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.

8. Notwithstanding any other provision herein, the obligations of SICO set forth in this Support Agreement shall not be effective or binding until after such time as the Merger Agreement is executed and delivered by the Company, Merger Sub, SpinCo and SICO. This Support Agreement shall terminate immediately upon the earlier of (a) termination of the Merger Agreement in accordance with its terms, (b) the Parent Recommendation having been withdrawn or modified in a manner that would permit SICO to terminate the Merger Agreement in accordance with its terms, and (c) the Effective Time. Upon such termination, this Support Agreement shall immediately become void, there shall be no liability hereunder on the part of SICO and all rights and obligations of the parties to this Support Agreement shall cease, in all cases so long as SICO is not in breach of its covenants or agreements under this Support Agreement; provided, however, that Paragraphs 5 through 14 hereof shall survive termination of this Support Agreement (it being understood that Section 7 shall survive solely to the extent necessary to effect the provisions of Section 5).

9. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed to have been duly given on the next business day after the same is sent, if delivered personally or sent by telecopy or overnight delivery, or three calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, as set forth below, or to such other persons or addresses as may be designated in writing in accordance with the terms hereof by the party to receive such notice.

If to SICO:

Smith Investment Company

11270 West Park Place,

Milwaukee, WI 53224

Telecopier: 414-359-4198

Attention: Bruce M. Smith

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Facsimile: 312-993-9767

Attention: Mark D. Gerstein

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin 53202

Facsimile: 414-298-8097

Attention: James M. Bedore

If to the Company:

A. O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224

Telecopier No.: 414-359-7450

Attention: General Counsel

10. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to principles of conflicts of law. The parties hereto (a) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Court of Chancery of the State of Delaware (the “Court”) and not in any other state or federal court in the United States of America or any court in any other country; (b) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement; (c) agree that mailing of process or other papers in connection with such action, suit or proceeding in the manner provided in Paragraph 9 hereof or in such other manner as may be permitted by law will have the same legal force and validity as if served upon such party personally within the State of Delaware; (d) waive any objection to the laying of venue of any such action or proceeding in the Court; and (e) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Court has been brought in an improper or inconvenient forum, or is subject (in whole or in part) to a jury trial.

11. This Support Agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts but all such counterparts shall together constitute one and the same Support Agreement.

12. This Support Agreement, together with the Merger Agreement and the other agreements contemplated thereby, constitutes the entire agreement among the parties with respect to the subject matter of this Support Agreement and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter of this Support Agreement.

13. This Support Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

14. This Support Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Support Agreement.

[signature page follows]

Please confirm that the foregoing correctly states the understanding between SICO and the Company by signing and returning to us a counterpart hereof.

Very truly yours,

SMITH INVESTMENT COMPANY

By:	/s/ BRUCE M. SMITH
Name:	Bruce M. Smith
Title:	Chairman, President and Chief Executive Officer

Confirmed as of the date
first above written:

A. O. SMITH CORPORATION

By:	/s/ JAMES F. STERN
Name:	James F. Stern
Title:	Executive Vice President, General Counsel and Secretary

SICO ACQUISITION, LLC

By:	/s/ JAMES F. STERN
Name:	James F. Stern
Title:	Executive Vice President, General Counsel and Secretary

SCHEDULE I

Stockholder	Shares of Class A Common Stock	Shares of Common Stock
Smith Investment Company	8,067,252	1,559,076

Annex D

December 9, 2008

A. O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224

Attention: James F. Stern

Smith Investment Company

11270 West Park Place

Milwaukee, WI 53224

Attention: Bruce M. Smith

Ladies and Gentlemen:

Smith Investment Company, a Nevada corporation (“SICO”), Smith Investment Company LLC, a Delaware limited liability company (“SpinCo”), A. O. Smith Corporation, a Delaware corporation (the “Company”), and SICO Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), are parties to an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented, modified or waived from time to time, the “Merger Agreement”), providing for, among other things, the merger of SICO with and into Merger Sub (the “Merger”), in which all of the outstanding shares of common stock, par value $0.10 per share, of SICO (“SICO Common Stock”) held by the shareholders of SICO are being converted into a right to receive shares of Class A common stock, par value $5.00 per share, of the Company and shares of Common Stock, par value $1.00 per share, of the Company. Each of the parties signatory hereto are stockholders of SICO (each, individually, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms that are used but not otherwise defined in this support agreement (“Support Agreement”) will have the meanings ascribed to them in the Merger Agreement.

As a condition to the willingness of the Company and SICO to enter into and perform their respective obligations under the Merger Agreement, the Company and SICO have required that each Stockholder enter into this Support Agreement. Each Stockholder is further entering into this Support Agreement to express its support for the Merger and the other transactions contemplated by the Merger Agreement.

In consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Each Stockholder represents and warrants that the list showing ownership by each of the Stockholders, provided to the Company and SICO (the “List”), sets forth as of the date hereof the number of shares of SICO Common Stock owned beneficially or of record by such Stockholder (the “Covered Shares”). Each Stockholder represents and warrants that, as of the date hereof, such Stockholder owns its Covered Shares free and clear of all liens, charges, encumbrances, voting agreements and commitments of every kind, except for such liens, charges, encumbrances, voting agreements and commitments that would not prevent or delay the performance by such Stockholder of its obligations under this Support Agreement or the transactions contemplated hereby. As of the date of this Support Agreement, except as expressly permitted or provided in this Support Agreement or the Merger Agreement and except as disclosed on the List, each Stockholder has sole voting power and sole dispositive power with respect to all of its Covered Shares. Each Stockholder agrees, while this Support Agreement is in effect, to endeavor to promptly notify the Company and SICO of the number of any new shares of SICO Common Stock with respect to which such Stockholder acquires beneficial or record ownership. Any such shares shall automatically become Covered Shares and subject to the terms of this Support Agreement as though owned by such Stockholder as of the date hereof.

2. Each Stockholder has all necessary legal capacity, power and authority to execute and enter into this Support Agreement, and this Support Agreement is the legally valid and binding agreement of such Stockholder, and, other than Paragraph 7 as to which the Stockholders make no representation, is enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3. Each Stockholder represents and warrants that (A) except for filings as may be required under, and other applicable requirements of, the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Support Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (B) none of the execution and delivery of this Support Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration of any obligation or to a loss of a material benefit) under any of the terms, conditions or provisions of any contract, agreement or arrangement to which such Stockholder is a party or by which such Stockholder may be bound in a manner that would render such Stockholder unable to perform its covenants and agreements set forth in this Support Agreement, including any voting agreement, stockholders agreement, irrevocable proxy, voting trust or organizational document, or (ii) violate any law, order, injunction, judgment, decree or award of any court, Governmental Authority or arbitrator applicable to such Stockholder.

4. Each Stockholder agrees that, during the term of this Support Agreement, it will not, and will not agree to, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the Covered Shares, or any interest therein, or otherwise enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance of other disposition of, or limitation on the voting rights of, any of the Covered Shares (any such action a “Transfer”); provided however, that nothing herein shall prevent such Stockholder from consummating a Transfer (i) to another Stockholder, (ii) as specifically required by a court order, which such Stockholder shall use its reasonable best efforts to avoid, (iii) pursuant to this Support Agreement or the Merger Agreement or the transactions and other agreements contemplated thereby, (iv) as required by such Stockholder’s trust documents, or (v) with the Company’s and SICO’s prior written consent. Any action taken in violation of the foregoing sentence shall be null and void ab initio and each Stockholder agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer of any of the Covered Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold the Covered Shares subject to all of the restrictions, liabilities and rights under this Support Agreement, which shall continue in full force and effect until valid termination of this Support Agreement.

5. Each Stockholder agrees that, during the term of this Support Agreement, at any meeting of SICO stockholders, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of the Covered Shares (1) in favor of (a) the Merger and the other transactions contemplated thereby, including the Merger Agreement and (b) any other matter that is on the ballot in furtherance of or for the purpose of facilitating the Merger, including any matter that is required by law or regulatory authority to be approved by the stockholders of SICO to facilitate the Merger or any transaction contemplated by the Merger Agreement; and (2) against (X) any proposal that would reasonably be expected to prevent or materially delay the consummation of the Merger and (Y) any proposal directly resulting from or related to a Company Intervening Event that resulted in the modification or withdrawal of the Company Recommendation.

6. Each Stockholder further agrees that, during the one year period following any termination of the Merger Agreement by the Company pursuant to Section 8.1(e) of the Merger Agreement, at any meeting of SICO stockholders, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of the Covered Shares against any proposal directly resulting from or related to the Company Intervening Event that resulted in the modification or withdrawal of the Company Recommendation.

7. Each Stockholder hereby (i) waives, to the fullest extent of the law, and agrees not to assert any dissenters’ or appraisal rights in connection with the Merger, including pursuant to Section 92A.380 of the Nevada Revised Statutes or otherwise, with respect to any and all Covered Shares; and (ii) agrees not to commence or participate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub, SICO or any of their respective successors relating to the negotiation, execution or delivery of this Support Agreement, the Merger Agreement or the consummation of the Merger, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement, the Merger Agreement or any transactions contemplated by the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any officers or directors of the Company, Merger Sub or SICO in connection with this Support Agreement, the Merger or any of the transactions contemplated by the Merger, including the Merger Agreement. For the avoidance of doubt, the parties agree that this Paragraph 7 shall not preclude a Stockholder from being a party to any litigation between or among the Company, Merger Sub, SICO, the Surviving Entity, SpinCo, the Shareholders’ Representative, any Smith Family Member or any other Former Company Shareholder concerning any provision of the Merger Agreement or any Ancillary Agreement or to resolve any dispute regarding any provision of the Merger Agreement or any Ancillary Agreement.

8. Each Stockholder agrees that, except for filings under the Exchange Act or otherwise required by applicable Law, such Stockholder shall not issue any press release or make any public announcement relating to the subject matter of the Merger Agreement, whether prior to or following the termination of this Support Agreement, without the prior written consent of the Company and SICO.

9. Whenever possible, each provision or portion of any provision of this Support Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Support Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Support Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

10. Each of the parties hereto recognizes and acknowledges that a breach by any Stockholder of any covenants or agreements contained in this Support Agreement will cause the Company and SICO to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the Company and SICO shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.

11. Notwithstanding any other provision herein, the obligations of each Stockholder set forth in this Support Agreement shall not be effective or binding until after such time as the Merger Agreement is executed and delivered by the Company, Merger Sub, SpinCo and SICO. This Support Agreement shall terminate immediately upon the earlier of (a) termination of the Merger Agreement in accordance with its terms, (b) the Company Recommendation having been withdrawn or modified in a manner that would permit the Company to terminate the Merger Agreement in accordance with its terms, and (c) the Effective Time. Upon such termination, this Support Agreement shall immediately become void, there shall be no liability hereunder on the part of any Stockholder and all rights and obligations of the parties to this Support Agreement shall cease, in all cases so long as such Stockholder is not in breach of its covenants or agreements under this Support Agreement; provided, however, that Paragraphs 6 through 17 hereof shall survive termination of this Support Agreement (it being understood that Section 10 shall survive solely to the extent necessary to effect the provisions of Sections 6, 7 and 8).

12. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed to have been duly given on the next business day after the same is sent, if delivered personally or sent by telecopy or overnight delivery, or three calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, as set forth below, or to such other persons or addresses as may be designated in writing in accordance with the terms hereof by the party to receive such notice.

If to a Stockholder, to:

The address indicated for each Stockholder on the signature page to this Support Agreement.

with a copy (which shall not constitute notice) to:

Bruce M. Smith

c/o Smith Investment Company

11270 West Park Place

Milwaukee, WI 53224

Facsimile: 414-359-4198

with a copy (which shall not constitute notice) to:

Quarles & Brady LLP

411 East Wisconsin Avenue, Suite 2040

Milwaukee, Wisconsin 53202

Facsimile: 414-271-3552

Attention: Kenneth V. Hallett

If to SICO:

Smith Investment Company

11270 West Park Place

Milwaukee, WI 53224

Facsimile: 414-359-4198

Attention: Bruce M. Smith

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Facsimile: 312-993-9767

Attention: Mark D. Gerstein

with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin 53202

Facsimile: 414-298-8097

Attention: James M. Bedore

If to the Company:

A. O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224

Facsimile: 414-359-7450

Attention: General Counsel

13. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to principles of conflicts of law. The parties hereto (a) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Court of Chancery of the State of Delaware (the “Court”) and not in any other state or federal court in the United States of America or any court in any other country; (b) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement; (c) agree that mailing of process or other papers in connection with such action, suit or proceeding in the manner provided in Paragraph 12 hereof or in such other manner as may be permitted by law will have the same legal force and validity as if served upon such party personally within the State of Delaware; (d) waive any objection to the laying of venue of any such action or proceeding in the Court; and (e) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Court has been brought in an improper or inconvenient forum, or is subject (in whole or in part) to a jury trial.

14. This Support Agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts but all such counterparts shall together constitute one and the same Support Agreement.

15. This Support Agreement, together with the Merger Agreement and the other agreements contemplated thereby, constitutes the entire agreement among the parties with respect to the subject matter of this Support Agreement and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter of this Support Agreement.

16. This Support Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

17. This Support Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Support Agreement.

[signature page follows]

Please confirm that the foregoing correctly states the understanding between each Stockholder and SICO by signing and returning to us a counterpart hereof.

Very truly yours,

THE STOCKHOLDERS:

/s/ ARTHUR O. SMITH
Arthur O. Smith, individually

Address: 740 East Bay Point Road Milwaukee, WI 53217-1350

/s/ MARGARET B. SMITH
Margaret B. Smith, individually

Address: 740 East Bay Point Road Milwaukee, WI 53217-1350

Arthur O. Smith III Trust dated 12/05/74

Regina Smith Mallon Trust dated 12/05/74

Maria L. Smith Trust dated 12/05/74

Mark D. Smith Trust dated 12/05/74

Dana K. Smith Trust dated 12/05/74

Lucy W. Smith Trust u/a dated 12/29/52

Robert Lewis Smith Family Trust dated 6/28/72

Sierra Anne Steer Smith 2002 Trust dated 1/13/2003

Lloyd David Smith 2003 Trust

June E. Rhea Family Trust dated 1/5/71

June Ellyn Rhea 1987 Trust

Robin Rhea Family Trust dated 7/22/76

June S. Rhea 1971 Revocable Trust f/b/o Lloyd Fay

June S. Rhea 1971 Revocable Trust f/b/o June Rhea

June S. Rhea 1971 Revocable Trust f/b/o Robin Rhea

June S. Rhea 1970 Trust f/b/o Lloyd Fay

June S. Rhea 1970 Trust f/b/o June E. Rhea

Lloyd Johns Fay Trust dated 11/6/74

June Ellyn Rhea Trust dated 11/6/74

Robin Rhea Trust dated 11/6/74

June Rhea 1979 Family Trust f/b/o Lloyd Fay

June Rhea 1979 Family Trust f/b/o June E. Rhea

June Rhea 1979 Family Trust f/b/o Robin Robin

By:	/s/ BRUCEM. SMITH
Bruce M. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Taylor Benjamin Alt 2001 Trust

Jonathon Douglas Alt 2001 Trust

L.B. Smith 1994 Trust

Melissa Anne Smith 2003 Trust

Amelia Paige McEneany Smith Minority Trust 6/24/96

Amelia Paige McEneany Smith 1996 Trust 12/10/96

Liam Quinn McEneany Smith 2000 Trust

Alexandra Marie Smith 1987 Trust dated 11/06/87

Alexandra Marie Smith Minority 1989 Trust 12/19/89

Joshua Daniel Smith 1987 Trust dated 9/4/87

Joshua Daniel Smith 1989 Minority Trust dated 12/19/89

Katherine Anne Smith 1988 Trust dated 12/23/88

Katherine Anne Smith 1989 Minority Trust 12/19/89

Anneliese Victoria Smith 1994 Trust

Anneliese Victoria Smith 1994 Minority Trust

Scott Gordon Linzmeyer 1987 Trust dated 3/10/87

Scott Gordon Linzmeyer 1989 Minority Trust 12/19/89

Lloyd E. Fay Irrevocable 2003 Trust

By:	/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202
Agnes G. Hummel Trust

By:	/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

Address: 740 E. Bay Point Road Milwaukee, WI 53217-1350

Robert Lewis Smith Trust u/a dated 11/12/52 Roger Scott Smith Trust u/a dated 11/12/52 Nancy Smith Linzmeyer Trust u/a dated 12/17/57

By:	/s/ BRUCE M. SMITH
Bruce M. Smith, Trustee

/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Bruce M. Smith Trust u/a dated 11/12/52

By:	/s/ ROBERT L. SMITH
Robert L. Smith, Trustee

/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Arthur O. Smith Revocable 1976 Trust

By:	/s/ MARGARET B. SMITH
Margaret B. Smith, Trustee

/s/ BRUCE M. SMITH
Bruce M. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Arthur O. Smith III Family Trust dated 12/29/76 Mallon Family Trust Maria Lauren Smith Family Trust dated 12/27/79 Mark Dean Smith Family Trust dated 8/12/82 Dana K. Smith Family Trust dated 12/16/83

By:	/s/ MARGARET B. SMITH
Margaret B. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

A.O. Smith Family 1973 Trust f/b/o Arthur O. Smith III

A.O. Smith Family 1973 Trust f/b/o Maria L. Smith

A.O. Smith Family 1973 Trust f/b/o Mark D. Smith

A.O. Smith Family 1973 Trust f/b/o Dana K. Smith

A.O. Smith Family 1973 Trust f/b/o Tracy Aaron Mallon

By:	/s/ MARGARET B. SMITH
Margaret B. Smith, Trustee

/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

Address: 740 E. Bay Point Road Milwaukee, WI 53217-1350

Bruce M. Smith Family Trust u/a dated 6/01/72

By:	/s/ ROBERT L. SMITH
Robert L. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Jessica A. Mallon Minority Trust dated 12/27/83

Robert A. Mallon Minority Trust dated 12/27/83

Tracy A. Mallon 1987 Trust dated 4/15/87

Lindsay Smith 1987 Trust dated 5/22/87

Megan Elizabeth Smith 1987 Trust dated 12/12/87

Jennifer Katherine Smith 1994 Trust dated 5/17/94

By:	/s/ A. O. SMITH III
A. O. Smith III, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Theresa Marie Banghart 1999 Trust dated 12/06/99 Rebecca A. Banghart 1999 Trust dated 12/06/99

By:	/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

/s/ ELIZABETH SMITH
Elizabeth Smith, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Arthur Oliver Smith IV 1999 Trust dated 12/07/99 Elizabeth Carter Smith 1999 Trust dated 12/07/99 Katherine Lee Smith 1999 Trust dated 12/07/99

By:	/s/ MARK DEAN SMITH
Mark Dean Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Roger Scott Smith Family Trust u/a dated 6/29/72 Nancy Smith Linzmeyer Family Trust u/a dated 9/27/73

By:	/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Confirmed as of the date
first above written:

SMITH INVESTMENT COMPANY

By:	/s/ BRUCE M. SMITH
Name:	Bruce M. Smith
Title:	Chairman, President and CEO

A. O. SMITH CORPORATION

By:	/s/ JAMES F. STERN
Name:	James F. Stern
Title:	Executive Vice President, General Counsel and Secretary

Annex E

STOCKHOLDER AGREEMENT

THIS STOCKHOLDER AGREEMENT (this “Agreement”), dated as of December 9, 2008, is made by and among A. O. Smith Corporation, a Delaware corporation (the “Company”), and each Person signatory hereto or who becomes signatory hereto in accordance with the terms of this Agreement (each, individually, a “Stockholder” and, collectively, the “Stockholders”). All terms used, but not otherwise defined herein, shall have those meanings set forth in the Merger Agreement (defined below).

RECITALS

WHEREAS, the Company, SICO Acquisition, LLC, a Delaware limited liability company (“MergerCo”), Smith Investment Company, a Nevada corporation (“SICO”), and Smith Investment Company LLC, a Delaware limited liability company, are party to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, among other things, SICO will be merged with and into MergerCo (the “Merger”), and the outstanding shares of common stock, par value $.10 per share, of SICO will be converted in the Merger into the right to receive shares of common stock, par value $1 per share, of the Company (the “Common Stock”) and shares of Class A common stock, par value $5 per share, of the Company (the “Class A Common Stock”; and, together with the Common Stock, the “Company Common Stock”);

WHEREAS, each Stockholder is a stockholder of SICO and will receive shares of Company Common Stock issued as consideration in the Merger;

WHEREAS, in considering the Merger, the Company has determined that it is advisable and in the best interests of the Company and its stockholders to condition its entry into the Merger on, among other things, the Stockholders’ agreement to certain standstill and other obligations set forth in this Agreement with respect to the affairs of the Company and the Company Common Stock; and

WHEREAS, in order to induce the Company to cause the Merger to be completed, the Stockholders have agreed to the standstill and other obligations set forth in this Agreement with respect to the affairs of the Company and the Company Common Stock.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.01 Definitions. Except as otherwise provided herein, the following terms have the following meanings for all purposes of this Agreement:

(a) “Acquisition Transaction” shall mean any transaction or series of transactions, directly or indirectly, involving any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other transaction (regardless of whether the Company is the surviving entity after the consummation of such transaction) in which a Person, directly or indirectly, acquires all or more than 50% of the assets or beneficial ownership of all or more than 50% of any class of stock of the Company; provided, however, that the term “Acquisition Transaction” shall not include (i) the Merger or any other transactions contemplated by the Merger Agreement, (ii) entry into and performance under the terms of the Voting Trust Agreement, or (iii) any acquisition of shares of Company Common Stock by a Stockholder (A) from any Existing Class A Holder or from any Permitted Transferee (each as defined in the proposed Amended and Restated Certificate of Incorporation of the

Company, a form of which is appended to the Merger Agreement as Exhibit J), (B) in a “brokers transaction” (within the meaning of Rule 144 under the Securities Act) or (C) in any privately negotiated transaction that does not otherwise constitute a “tender offer” (within the meaning of Section 14(d) under the Exchange Act).

(b) “beneficially owns” (or comparable variations thereof) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(c) “Bylaws” means the Amended and Restated Bylaws of the Company, as the same may be amended and restated from time to time.

(d) “Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as the same may be amended and restated from time to time, and including the amendments thereto contemplated by the Merger Agreement.

(e) “Commission” means the Securities and Exchange Commission.

(f) “Controlled Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, is controlled by a Stockholder. For purposes of this definition, “controlled by”, with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(g) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(h) “Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority, securities exchange (including the NYSE) or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational.

(i) “Person” means any individual, corporation, limited liability company, partnership, trust, other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

(j) “Proxy Contest” means any “solicitation” of “proxies” (each within the meaning of Section 14(a) of the Exchange Act) by a Person other than a Stockholder, a Controlled Affiliate thereof, the Company or the Board of Directors of the Company with respect to any matter submitted for (i) consideration at any annual or special meeting of the stockholders of the Company or (ii) stockholder action by written consent.

(k) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(l) “Standstill Termination Date” means the earliest of (i) three years after the Effective Time, (ii) the date on which all of the outstanding Class A Common Stock is automatically converted into Common Stock in accordance with the Certificate of Incorporation, (iii) the date on which the Company publicly announces that it has entered into a definitive written agreement with respect to an Acquisition Transaction, or (iv) ten business days after a Person publicly announces an unsolicited offer with respect to an Acquisition Transaction, if prior to such tenth business day the Company has not issued a press release expressly rejecting such Acquisition Transaction.

1.02 Standstill Agreement. From and after the Effective Time until the Standstill Termination Date, each Stockholder will not, and will cause its Controlled Affiliates not to, directly or indirectly, without the prior written approval of the Company’s Board of Directors or any duly constituted committee thereof:

(a) Except in response to a Proxy Contest, engage in or knowingly participate in, directly or indirectly, or publicly announce an intention to engage in or participate in, any “solicitation” of “proxies” (each within the meaning of Section 14(a) of the Exchange Act) from any Person other than a Stockholder with respect to any matter submitted for consideration (including the election of directors by holders of the Common Stock, voting as a separate class, in accordance with the Certificate of Incorporation) at any annual or special meeting of the stockholders of the Company; provided however, that nothing herein shall restrict or limit the ability of (i) the holders of Class A Common Stock to solicit proxies or consents solely regarding matters affecting the rights, preferences or privileges of the Class A Common Stock that are exclusive to the Class A Common Stock and not shared with the holders of Company Common Stock, (ii) the holders of the Class A Common Stock, voting as a separate class or voting with the holders of Common Stock, to elect directors in accordance with the Certificate of Incorporation, or (iii) the Stockholders to vote their respective shares;

(b) Except in response to a Proxy Contest or otherwise if initiated or not opposed by the Company, initiate, knowingly participate in, or consent to the taking of any stockholder action by consent without a meeting pursuant to Section 228 of the DGCL; provided however, that nothing herein shall restrict or limit the ability of (i) the holders of Class A Common Stock to solicit consents, or to take action by written consent, solely regarding matters affecting the rights, preferences or privileges of the Class A Common Stock that are exclusive to the Class A Common Stock and not shared with the holders of Company Common Stock, or (ii) the holders of the Class A Common Stock, voting or acting as a separate class or voting or acting with the holders of Common Stock, to elect directors in accordance with the Certificate of Incorporation;

(c) Submit, otherwise solicit stockholder approval for, or take any action that would result in a public announcement related to, any proposal for consideration at any annual or special meeting of the stockholders of the Company (including pursuant to Rule 14a-8 under the Exchange Act);

(d) Make, effect or commence an Acquisition Transaction, or take any action that would reasonably be expected to result in a public announcement of an Acquisition Transaction;

(e) Enter into any agreements, arrangements or understandings with any other Person with respect to any matter described in this Section 1.02, including forming, joining or knowingly participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Company or the Company Common Stock; provided, however, that nothing herein shall limit any Stockholder from forming, joining or participating in a “group” (i) comprised solely of the Stockholders and their respective Controlled Affiliates, (ii) created by entry into and the conduct of the Voting Trust Agreement, (iii) created as a result of any transaction undertaken for bona fide estate planning purposes, and/or (iv) created as a result of a transaction expressly permitted by this Agreement; or

(f) Except as provided in the Voting Trust Agreement, directly or indirectly sell, assign, gift, bequeath, appoint or otherwise dispose of any shares of Class A Common Stock to a Permitted Transferee unless the transferee is a Stockholder or becomes a party to this Agreement by executing a counterpart signature page to this Agreement.

The provisions of this Section 1.02 shall not impair or affect in any way the exercise by any Stockholder or any of its Controlled Affiliates of his or her fiduciary or other duties as a director, officer or employee of the Company in his or her capacity as such, nor shall any action in such capacity constitute a breach of this Agreement.

1.03 Stockholder Representations. Each Stockholder, severally and not jointly, hereby represents and warrants to the Company as follows:

(a) This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a legally valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) The execution and delivery by such Stockholder of this Agreement do not, and the performance by such Stockholder of such Stockholder’s obligations under this Agreement will not: (i) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental Authority applicable to such Stockholder; or (ii) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, or require such Stockholder to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, any contract, permit, license, agreement or arrangement to which such Stockholder is a party or by which such Stockholder may be bound.

(c) No consent, approval or action of, filing with or notice to any Governmental Authority on the part of such Stockholder is required in connection with the execution and delivery of this Agreement, other than any filing with the Commission required in connection with the execution and delivery of this Agreement.

1.04 Company Representations. The Company hereby represents and warrants to each Stockholder as follows:

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) The execution and delivery by the Company of this Agreement, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legally valid and binding obligation of the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Certificate of Incorporation or Bylaws; (ii) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental Authority applicable to the Company; or (iii) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, or require the Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, any contract, permit or license to which the Company is a party.

(d) No consent, approval or action of, filing with or notice to any Governmental Authority on the part of the Company is required in connection with the execution and delivery of this Agreement, other than any filing with the Commission required in connection with the execution and/or delivery of this Agreement.

1.05 Failure to Consummate the Merger. This Agreement shall be effective upon the Effective Time. In the event that the Merger Agreement is terminated, this Agreement shall be terminated and be of no force or effect.

1.06 Amendment and Waiver. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

1.07 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

If to any Stockholder, to:

The address indicated for each Stockholder on the signature page to this Agreement.

with a copy (which shall not constitute notice) to:

Bruce M. Smith

Smith Investment Company

11270 West Park Place Milwaukee, Wisconsin 53224

Facsimile: 414-359-4198

with a copy (which shall not constitute notice) to:

Quarles & Brady LLP

411 East Wisconsin Avenue, Suite 2040

Milwaukee, Wisconsin 53202

Facsimile: 414-271-3552

Attention: Kenneth V. Hallett

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Facsimile: 312-993-9767

Attention: Mark D. Gerstein

If to the Company, to:

A.O. Smith Corporation

11270 West Park Place

Milwaukee, Wisconsin 53224

Facsimile: 414-359-7450

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601-9703

Facsimile: 312-558-5700

Attention: Robert F. Wall

1.08 Entire Agreement. This Agreement, and the Merger Agreement and the other agreements contemplated thereby constitute the entire agreement, and except as explicitly set forth herein, supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter of this Agreement.

1.09 No Third Party Beneficiary. This Agreement shall be binding upon and inure solely to the benefit of each of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

1.10 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any parties hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns and legal representatives.

1.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

1.12 Certain Interpretations. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) references to “written” or “in writing” include in electronic form; (e) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement; (f) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms; (g) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (h) references to “dollars” or “$” in this Agreement shall mean United States dollars; (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (j) reference to a particular statute, regulation or law includes all rules and regulations thereunder and any predecessor or successor statute, regulation or law, in each case, as amended or otherwise modified from time to time prior to the date hereof; (k) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified; and (l) the headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

1.13 Severability. If any provision of this Agreement or of any other instrument or writing referred to herein, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

1.14 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal Courts of Delaware (the “Delaware Courts”), in any suit, action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment resulting from any suit, action or proceeding, and each party hereby irrevocably and unconditionally agrees that all claims in respect to any such suit, action or proceeding may be heard and determined in a Delaware Court. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, (a) any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in a Delaware Court, (b) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court, and (c) the right to object, with respect to such suit, action or proceeding, that such court does not have jurisdiction over such party. Each party irrevocably consents to service or process in any manner permitted by law.

1.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts thereof have been signed by each of the parties and delivered to the other party.

1.16 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

IN WITNESS WHEREOF, each party hereto has signed this Agreement, or caused this Agreement to be signed on its behalf, as of the date first above written.

THE COMPANY:

A. O. SMITH CORPORATION

By:	/s/ JAMES F. STERN
Name:	James F. Stern
Title:	Executive Vice President, General Counsel and Secretary

[Stockholder signature pages to follow.]

[continued signature page to Stockholder Agreement dated as of December 9, 2008 by and among A.O. Smith Corporation and the signatories hereto.]

THE STOCKHOLDERS:

/s/ ARTHUR O. SMITH
Arthur O. Smith, individually

Address: 740 East Bay Point Road Milwaukee, WI 53217-1350

/s/ MARGARET B. SMITH
Margaret B. Smith, individually

Address: 740 East Bay Point Road Milwaukee, WI 53217-1350

Arthur O. Smith III Trust dated 12/05/74

Regina Smith Mallon Trust dated 12/05/74

Maria L. Smith Trust dated 12/05/74

Mark D. Smith Trust dated 12/05/74

Dana K. Smith Trust dated 12/05/74

Lucy W. Smith Trust u/a dated 12/29/52

Robert Lewis Smith Family Trust dated 6/28/72

Sierra Anne Steer Smith 2002 Trust dated 1/13/2003

Lloyd David Smith 2003 Trust

June E. Rhea Family Trust dated 1/5/71

June Ellyn Rhea 1987 Trust

Robin Rhea Family Trust dated 7/22/76

June S. Rhea 1971 Revocable Trust f/b/o Lloyd Fay

June S. Rhea 1971 Revocable Trust f/b/o June Rhea

June S. Rhea 1971 Revocable Trust f/b/o Robin Rhea

June S. Rhea 1970 Trust f/b/o Lloyd Fay

June S. Rhea 1970 Trust f/b/o June E. Rhea

Lloyd Johns Fay Trust dated 11/6/74

June Ellyn Rhea Trust dated 11/6/74

Robin Rhea Trust dated 11/6/74

June Rhea 1979 Family Trust f/b/o Lloyd Fay

June Rhea 1979 Family Trust f/b/o June E. Rhea

June Rhea 1979 Family Trust f/b/o Robin Robin

By:	/s/ BRUCE M. SMITH
Bruce M. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Taylor Benjamin Alt 2001 Trust

Jonathon Douglas Alt 2001 Trust

L.B. Smith 1994 Trust

Melissa Anne Smith 2003 Trust

Amelia Paige McEneany Smith Minority Trust 6/24/96

Amelia Paige McEneany Smith 1996 Trust 12/10/96

Liam Quinn McEneany Smith 2000 Trust

Alexandra Marie Smith 1987 Trust dated 11/06/87

Alexandra Marie Smith Minority 1989 Trust 12/19/89

Joshua Daniel Smith 1987 Trust dated 9/4/87

Joshua Daniel Smith 1989 Minority Trust dated 12/19/89

Katherine Anne Smith 1988 Trust dated 12/23/88

Katherine Anne Smith 1989 Minority Trust 12/19/89

Anneliese Victoria Smith 1994 Trust

Anneliese Victoria Smith 1994 Minority Trust

Scott Gordon Linzmeyer 1987 Trust dated 3/10/87

Scott Gordon Linzmeyer 1989 Minority Trust 12/19/89

Lloyd E. Fay Irrevocable 2003 Trust

By:	/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Agnes G. Hummel Trust

By:	/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

Address: 740 E. Bay Point Road Milwaukee, WI 53217-1350

Robert Lewis Smith Trust u/a dated 11/12/52
Roger Scott Smith Trust u/a dated 11/12/52
Nancy Smith Linzmeyer Trust u/a dated 12/17/57

By:	/s/ BRUCE M. SMITH
Bruce M. Smith, Trustee

/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Bruce M. Smith Trust u/a dated 11/12/52

By:	/s/ ROBERT L. SMITH
Robert L. Smith, Trustee

/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Arthur O. Smith Revocable 1976 Trust

By:	/S/ MARGARET B. SMITH
Margaret B. Smith, Trustee

/S/ BRUCE M. SMITH
Bruce M. Smith, Trustee

/S/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Arthur O. Smith III Family Trust dated 12/29/76
Mallon Family Trust Maria Lauren Smith Family Trust dated 12/27/79 Mark Dean Smith Family Trust dated 8/12/82 Dana K. Smith Family Trust dated 12/16/83

By:	/S/ MARGARET B. SMITH
Margaret B. Smith, Trustee

/S/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

A.O. Smith Family 1973 Trust f/b/o Arthur O. Smith III

A.O. Smith Family 1973 Trust f/b/o Maria L. Smith

A.O. Smith Family 1973 Trust f/b/o Mark D. Smith

A.O. Smith Family 1973 Trust f/b/o Dana K. Smith

A.O. Smith Family 1973 Trust f/b/o Tracy Aaron Mallon

By:	/s/ MARGARET B. SMITH
Margaret B. Smith, Trustee

/s/ ARTHUR O. SMITH
Arthur O. Smith, Trustee

Address: 740 E. Bay Point Road Milwaukee, WI 53217-1350

Bruce M. Smith Family Trust u/a dated 6/01/72

By:	/s/ ROBERT L. SMITH
Robert L. Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Jessica A. Mallon Minority Trust dated 12/27/83

Robert A. Mallon Minority Trust dated 12/27/83

Tracy A. Mallon 1987 Trust dated 4/15/87

Lindsay Smith 1987 Trust dated 5/22/87

Megan Elizabeth Smith 1987 Trust dated 12/12/87

Jennifer Katherine Smith 1994 Trust dated 5/17/94

By:	/s/ A. O. SMITH III
A. O. Smith III, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Theresa Marie Banghart 1999 Trust dated 12/06/99
Rebecca A. Banghart 1999 Trust dated 12/06/99

By:	/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

/s/ ELIZABETH SMITH
Elizabeth Smith, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Arthur Oliver Smith IV 1999 Trust dated 12/07/99
Elizabeth Carter Smith 1999 Trust dated 12/07/99 Katherine Lee Smith 1999 Trust dated 12/07/99

By:	/s/ MARK DEAN SMITH
Mark Dean Smith, Trustee

/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Roger Scott Smith Family Trust u/a dated 6/29/72
Nancy Smith Linzmeyer Family Trust u/a dated 9/27/73

By:	/s/ DANIEL M. HESS
Daniel M. Hess, Trustee

Address: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

Annex F

FORM OF ESCROW AGREEMENT

This Escrow Agreement (this “Escrow Agreement”), is dated as of                     , 2009, by and among Smith Investment Company LLC, a Delaware limited liability company, not individually but solely in its capacity as nominee for the Former SICO Shareholders as provided in the Merger Agreement (as defined below) (the “Shareholders’ Representative”), A.O. Smith Corporation, a Delaware corporation (the “Company”), Smith Investment Company LLC, a Delaware limited liability company, in its individual capacity (“SpinCo”), and                     , as escrow agent (the “Escrow Agent”).

The Company, SpinCo, Smith Investment Company, a Nevada corporation (“SICO”), and SICO Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), are parties to an Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), providing for, among other things, the merger of SICO with and into Merger Sub, with Merger Sub as the entity surviving the Merger (the “Merger”). In the Merger, the outstanding shares of common stock, par value $0.10 per share, of SICO (the “SICO Common Stock”), other than shares to be cancelled in accordance with the Merger Agreement and Dissenting Shares, held by the shareholders of SICO (the “Former SICO Shareholders”) are being converted into a right to receive shares of Class A common stock, par value $5.00 per share, of the Company (“Class A Common Stock”) and shares of Common Stock, par value $1.00 per share, of the Company (“Common Stock,” and together with the Class A Common Stock, the “New Shares”). If a holder of Dissenting Shares fails to perfect or effectively withdraws or loses its rights to appraisal of such Dissenting Shares and its shares of SICO Common Stock are converted into the right to receive New Shares in accordance with the Merger Agreement, then such holder of Dissenting Shares shall be deemed to be a Former SICO Shareholder for all purposes of this Escrow Agreement. Capitalized terms used but not otherwise defined in this Escrow Agreement have the respective meanings given to them in the Merger Agreement. This is the Escrow Agreement contemplated by Section 2.3 of the Merger Agreement.

Pursuant to the Merger Agreement, the Company is depositing with the Escrow Agent a number of shares of Common Stock otherwise deliverable pursuant to the Merger to the Former SICO Shareholders that is equal to (a) $15,000,000, divided by (b) the Market Value of a share of Common Stock, determined as of the date of this Escrow Agreement, rounding to the nearest whole share (rounding upward in the case of any 0.5 of a share) (the “Escrowed Shares”). In addition, SpinCo may deposit with the Escrow Agent from time to time after the date of this Escrow Agreement, cash to obtain the release of the Escrow Shares in accordance with Section 3(d) below (any cash so deposited with the Escrow Agent, the “Escrowed Cash”; and, together with the Escrowed Shares, the “Escrow Fund”). The Escrow Fund shall be held in escrow by the Escrow Agent for the purpose of providing a fund to reimburse the Parent Indemnified Parties for the payment of any Damages for which the Parent Indemnified Parties are entitled to indemnification pursuant to the terms of Article VII of the Merger Agreement. For purposes of this Escrow Agreement, the “Market Value” of a share of Common Stock as of any date of determination shall be the average of the volume-weighted average price of trades for a share of Common Stock on the New York Stock Exchange for the ten trading days ending on the last trading day immediately preceding such date of determination.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Establishment of Escrow.

(a) Pursuant to the Merger Agreement, at the Effective Time, the Company shall, on behalf of the Former SICO Shareholders, deposit with the Escrow Agent stock certificates representing the Escrowed Shares or a book-entry with respect to the Escrow Shares in the Escrow Agent’s account. In addition, SpinCo may, on its own behalf, deposit with the Escrow Agent from time to time after the date of this Escrow Agreement Escrowed Cash in accordance with Section 3(d) below.

(b) Unless and until delivered to the Company in accordance with the terms hereof, that number of Escrowed Shares (and the certificates representing such Escrowed Shares) equal to each Former SICO Shareholder’s Pro Rata Percentage (as defined below) of the Escrowed Shares shall be registered in the

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name of such Former SICO Shareholder. Each Former SICO Shareholder’s “Pro Rata Percentage” shall be equal to (i) the number of shares of SICO Merger Stock held by such Former SICO Shareholder, divided by (ii) the total number of shares of SICO Merger Stock held by all Former SICO Shareholders, rounding to the nearest one one-thousandth (rounding upward in the case of any .0005). Unless and until delivered to the Company in accordance with the terms hereof, any Escrowed Cash shall be held in the name and for the benefit of SpinCo. For purposes of this Section 1(b), “SICO Merger Stock” shall mean each share of SICO Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with the Merger Agreement and Dissenting Shares).

(c) The Former SICO Shareholders (with respect to any Escrowed Shares) and SpinCo (with respect to any Escrowed Cash) shall be entitled to receive and be paid any and all dividends, interest or other earnings earned on the Escrowed Shares or the Escrowed Cash prior to delivery of the applicable Escrowed Shares to the Shareholders’ Representative or the Company, as applicable, or the Escrowed Cash to SpinCo or the Company, as applicable, in accordance with the terms hereof (the “Earnings”). If the Escrow Agent receives any Earnings, then the Escrow Agent promptly shall distribute and disburse such Earnings to the Shareholders’ Representative for distribution to the Former SICO Shareholders in accordance with their Pro Rata Percentage (with respect to Earnings on any Escrowed Shares) or to SpinCo (with respect to Earnings on any Escrowed Cash). Any Earnings with respect to the Escrow Fund shall be the sole and exclusive property of the Former SICO Shareholders (with respect to Earnings on any Escrowed Shares) and SpinCo (with respect to Earnings on any Escrowed Cash).

(d) The parties hereby designate and appoint the Escrow Agent to serve in accordance with the terms, conditions and provisions of this Escrow Agreement, and the Escrow Agent hereby agrees to act as escrow agent and to hold in trust, safeguard, invest and disburse the Escrow Fund, pursuant to the terms and conditions hereof.

(e) Voting and granting consents with respect to any Escrowed Shares shall be as determined by the Former SICO Shareholder in whose name such Escrowed Shares are registered in such Former SICO Shareholder’s absolute discretion; provided that the foregoing shall not affect the obligation of the parties to the Stockholder Agreement to comply with their contractual obligations thereunder with respect to such Escrowed Shares.

(f) To the extent that any portion of the Escrow Fund consists of Escrowed Cash, the Escrow Agent shall invest and reinvest such Escrowed Cash portion of the Escrow Fund at the joint written instructions of the Company and the Shareholders’ Representative. In the absence of joint written instructions from the Company and the Shareholders’ Representative, any Escrowed Cash shall be invested in direct obligations of or obligations fully guaranteed by the United States of America or any agency or instrumentality thereof which have a maturity of ninety (90) days or less.

2.	Indemnification Claims.

(a) A Claim for Damages to be paid from the Escrow Fund pursuant to Article VII of the Merger Agreement may be made only if the Company delivers to the Shareholders’ Representative (with a copy to the Escrow Agent) on or prior to the Escrow Release Date (as defined in Section 3(a)) a Claim Notice satisfying the requirements of the Merger Agreement (the amount of any Damages in any such Claim Notice, the “Indemnification Amount”). If, within thirty (30) days following receipt by the Shareholders’ Representative of a Claim Notice, the Shareholders’ Representative gives notice (a “Counter Notice”) to the Company (with a copy to the Escrow Agent) disputing the applicable Parent Indemnified Party’s entitlement to indemnification with respect to the Claim set forth in a Claim Notice or disputing the estimate set forth in such Claim Notice of the dollar amount of the Damages for which the Parent Indemnified Party is entitled to indemnification pursuant to the terms of the Merger Agreement, the applicable Parent Indemnified Party’s entitlement to indemnification with respect to the Claim and the dollar amount of the Damages for which the Parent Indemnified Party is entitled to indemnification pursuant to the terms of the Merger Agreement shall be resolved as provided in Section 2(c) below.

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(b) If no Counter Notice is received by the Escrow Agent within such thirty (30) day period, then the Indemnification Amount claimed in the applicable Claim Notice shall be deemed established for purposes of this Escrow Agreement, and, at the end of such thirty (30) day period, the Escrow Agent shall promptly (but in any event within three Business Days) deliver to the Company from the Escrow Fund (i) Escrowed Cash in an amount equal to the Indemnification Amount as claimed in the Claim Notice and (ii) if the Escrowed Cash is not sufficient to satisfy the Indemnification Amount, Escrowed Shares with an aggregate Market Value equal to the unsatisfied Indemnification Amount, with the Market Value of such Escrowed Shares to be determined as of the date of delivery of any Escrowed Shares to the Company. Any Escrowed Shares so delivered to the Company from the Escrow Fund shall be disbursed from the Escrowed Shares of the Former SICO Shareholders proportionally in accordance with their respective Pro Rata Percentages.

(c)    (i) If a Counter Notice is given by the Shareholders’ Representative with respect to a Claim, the Escrow Agent shall promptly (but in any event within three Business Days) deliver to the Company from the Escrow Fund the appropriate amount of Escrowed Cash and/or Escrowed Shares in respect of such Claim in the order set forth in Section 2(b) only in accordance with (A) joint written instructions of the Company and the Shareholders’ Representative, or (B) a final judgment with no further right to appeal, upon an award rendered by a court of competent jurisdiction.

(ii) If the Company and the Shareholders’ Representative are unable to resolve any dispute within thirty (30) days of the Shareholders’ Representative’s delivery of a Counter Notice, such dispute shall be resolved in accordance with Section 9.6 of the Merger Agreement or by means of a settlement reached between the Shareholders’ Representative and the Company with respect to the applicable Claim.

(d) If the Shareholders’ Representative and the Company reach a settlement with respect to any Claim made by the Company or if the amount of Escrowed Cash and/or Escrowed Shares to be disbursed in respect of a Claim is determined through a judgment not subject to appeal as provided in Section 2(c), the Shareholders’ Representative and the Company shall jointly deliver written notice of such settlement or judgment to the Escrow Agent, including (if applicable) instructions to the Escrow Agent to disburse the appropriate number of Escrowed Cash and/or Escrowed Shares to the Company in the order set forth in Section 2(b), and the Escrow Agent shall act promptly in accordance with such instructions.

(e) To the extent the Escrow Agent is otherwise required hereunder to disburse a fractional Escrowed Share of a Former SICO Shareholder, the Escrow Agent shall round down such fractional share to the nearest whole share.

(f) The Escrow Agent shall requisition from the Company’s stock transfer agent stock certificates in appropriate denominations registered as appropriate to facilitate the delivery or disbursement by the Escrow Agent of Escrowed Shares hereunder. The Company shall cause its stock transfer agent to cooperate with the Escrow Agent in connection therewith.

3.	Termination of Escrow.

(a) On the first Business Day following the date that is twenty-four (24) months after the Closing (the “Escrow Release Date”), unless any Claims have previously been asserted by delivery of a Claim Notice in accordance with Section 2(a) and continue to be pending, in which event any disbursement with respect to the Indemnification Amount of such Claim will be governed by Section 3(c), the Escrow Agent shall promptly disburse all Escrowed Shares in the Escrow Fund to the Shareholders’ Representative for distribution to the Former SICO Shareholders in accordance with their respective Pro Rata Percentages, and all Escrowed Cash in the Escrowed Fund to SpinCo.

(b) Notwithstanding anything to the contrary in Section 3(a), if prior to the Escrow Release Date, there is a Resolution of Transaction-Related Claims, the Company and the Shareholders’ Representative shall provide joint written instructions to the Escrow Agent authorizing the Escrow Agent to distribute (i) first, Escrowed Shares to the Shareholders’ Representative, for distribution to the Former SICO Shareholders in accordance with their Pro Rata Percentage, and (ii) second, Escrowed Cash to SpinCo, so that after giving effect to any such distribution, there remains in the Escrow Fund a combination of Escrowed Shares and

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Escrowed Cash having aggregate value of $7,500,000, plus an amount equal to the amount by which the aggregate Indemnification Amount of any pending Claims exceeds $3,000,000, with the Market Value of any Escrowed Shares to be determined as of the date of Resolution of Transaction-Related Claims. For purposes of this Escrow Agreement, “Resolution of Transaction-Related Claims” shall mean that as of the 60th day after the date of this Escrow Agreement, no Transaction-Related Claims are pending or, if as of the 60th day after the date of this Escrow Agreement, one or more Transaction-Related Claims are pending, all such Transaction-Related Claims have thereafter been settled by the applicable parties thereto or there has been a final judgment with no further right to appeal by a court of competent jurisdiction with respect to such Transaction-Related Claims and all the indemnification obligations related to such Transaction-Related Claims as set forth in the Merger Agreement have been satisfied.

(c) If any Claims were asserted by delivery of a Claim Notice in accordance with Section 2(a) prior to the Escrow Release Date with respect to such Claims and such Claims continue to be unresolved as of the Escrow Release Date, the Escrow Agent shall exclude from the disbursement of Escrowed Shares and Escrowed Cash in accordance with Section 3(a), and shall continue to hold in the Escrow Fund hereunder, that amount of (i) first, Escrowed Cash and (ii) second, Escrowed Shares, so that there remains in the Escrow Fund a combination of Escrowed Cash and Escrowed Shares having aggregate value equal to 110% of the aggregate Indemnification Amounts (such aggregate amount, the “Indemnification Holdback Amount”), with the Market Value of any Escrowed Shares to be determined as of the Escrow Release Date. After the Escrow Release Date, the Escrow Agent shall disburse the Indemnification Holdback Amount from the Escrow Fund as and to the extent the Claims with respect thereto are resolved in accordance with the provisions of Section 2(d) of this Escrow Agreement, with such disbursement made first to the Company in the amount of any such resolved Claim and second to the Shareholders’ Representative or SpinCo, as applicable, with respect to any excess Indemnification Holdback Amount with respect to such Claim.

(d) SpinCo shall have the right from time to time and at any time (including after the Escrow Release Date with respect to the Indemnification Holdback Amount), but not more than five times in total, to substitute in the Escrow Fund cash for all or a portion of the then remaining Escrowed Shares, such cash to be considered part of the Escrowed Cash for all purposes under this Escrow Agreement. In the event of any such election by SpinCo, upon the deposit by SpinCo of cash with the Escrow Agent, the Escrow Agent shall distribute Escrowed Shares to the Shareholders’ Representative, for distribution to the Former SICO Shareholders in accordance with their respective Pro Rata Percentages, having an aggregate Market Value equal to the amount of the cash deposited by SpinCo, with the Market Value of any such Escrowed Shares to be determined as of the date of this Escrow Agreement.

4.	Duties of Escrow Agent.

(a) The Escrow Agent shall not be under any duty to give the Escrow Fund held by it hereunder any greater degree of care than it gives its own similar property.

(b) The Escrow Agent shall be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.

(c) The Escrow Agent shall provide the Shareholders’ Representative, SpinCo and the Company with quarterly reports of the status of the Escrow Fund, and shall permit the Shareholders’ Representative and representatives of the Company and SpinCo to inspect and obtain copies of the records of the Escrow Agent regarding the Escrow Fund, during normal business hours and upon one Business Day’s prior written notice.

(d) The Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to this Escrow Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.

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(e) The Escrow Agent does not have any interest in the Escrow Fund deposited hereunder but is serving as escrow holder only to administer the Escrow Fund in accordance with the terms hereof.

(f) The Escrow Agent makes no representation as to the validity, value, genuineness or the collectability of any security or other document or instrument held by or delivered to it.

(g) The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.

(h) The Escrow Agent may resign as the Escrow Agent by notice to the other parties hereto (the “Resignation Notice”). If, prior to the expiration of sixty (60) Business Days after the delivery of the Resignation Notice, the Escrow Agent shall not have received written instructions from the Shareholders’ Representative, SpinCo and the Company designating a banking corporation or trust company organized either under the laws of the United States or of any state as successor escrow agent and consented to in writing by such successor escrow agent, the Escrow Agent may apply to a court of competent jurisdiction to appoint a successor escrow agent. Alternatively, if the Escrow Agent shall have received such written instructions from the Company, SpinCo and the Shareholders’ Representative, it shall promptly transfer the Escrow Fund to such successor escrow agent. Upon the appointment of a successor escrow agent and the transfer of the Escrow Fund thereto, the duties of the Escrow Agent hereunder shall terminate.

(i) In the event of any disagreement between the other parties hereto resulting in adverse claims or demands being made in connection with the Escrow Fund, or in the event that the Escrow Agent is in doubt as to what action it should take hereunder, the Escrow Agent shall be entitled to (a) retain the Escrow Fund until the Escrow Agent shall have received (i) judgment upon an award rendered by a court of competent jurisdiction directing delivery of the Escrow Fund (or portion thereof), or (ii) a written agreement executed by the Shareholders’ Representative, SpinCo and the Company directing delivery of the Escrow Fund (or portion thereof); or (b) be permitted to interplead all of the Escrow Fund held hereunder into a court of competent jurisdiction described in Section 9.6 of the Merger Agreement, and thereafter be fully relieved from any and all liability or obligation with respect to such interpleaded assets. The parties hereto other than the Escrow Agent further agree to pursue any redress or recourse in connection with such a dispute, without making the Escrow Agent a party to same.

(j) The Escrow Agent shall never be required to use or advance its own funds or otherwise incur personal financial liability in the performance of any of its duties or the exercise of any of its rights and powers hereunder.

(k) The Escrow Agent shall have the right to perform any of its duties hereunder through agents, attorneys, custodians or nominees selected in good faith.

(l) Any banking association or corporation into which the Escrow Agent may be merged, converted or with which the Escrow Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any banking association or corporation to which all or substantially all of the corporate trust business of the Escrow Agent shall be transferred, shall succeed to all the Escrow Agent’s rights, obligations and immunities hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

(m) This Escrow Agreement expressly sets forth all the duties of the Escrow Agent, which shall be deemed purely ministerial in nature with respect to any and all matters pertinent hereto. The Escrow Agent shall under no circumstance be deemed a fiduciary for any of the parties to this Escrow Agreement. No implied duties or obligations shall be read into this Escrow Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the other parties hereto except this Escrow Agreement. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) DAMAGES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES WHICH RESULT FROM THE ESCROW

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AGENT’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, OR (ii) SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

5.	Notices.

Any notices or other communications required or permitted under, or otherwise made or given in connection with this Escrow Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to the Company, addressed to it at:

A. O. Smith Corporation 11270 W. Park Place Milwaukee, WI 53224 Attention: James F. Stern, Executive Vice President, General Counsel and Secretary Fax: (414) 359-4143

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP 35 West Wacker Drive Chicago, IL 60601-9703 Attention: Robert F. Wall, Esq. Fax: (312) 558-5700

If to SpinCo or the Shareholders’ Representative, addressed to it at:

Smith Investment Company LLC
11270 W. Park Place Milwaukee, WI 53224 Attention: Bruce M. Smith Fax: (414) 359-4198

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, IL 60606 Attention: Mark D. Gerstein, Esq. Fax: (312) 993-9767

and with a copy (which shall not constitute notice) to:

Reinhart Boerner Van Deuren s.c. 1000 North Water Street, Suite 1700 Milwaukee, WI 53202 Attention: James M. Bedore, Esq. Fax: (414) 298-8097

If to the Escrow Agent, addressed to it at:

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6.	Counterparts.

This Escrow Agreement may be executed by facsimile signature and in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

7.	Fees.

The Company shall pay the Escrow Agent the fees set forth on Schedule B attached hereto for its services as the Escrow Agent hereunder and shall reimburse the Escrow Agent for all reasonable expenses, disbursements and advances incurred or made by it in the performance of its duties hereunder (including, without limitation, the reasonable out-of-pocket fees, expenses and disbursements of its counsel). The Company shall indemnify and hold the Escrow Agent harmless from and against any and all taxes, out-of-pocket expenses (including reasonable counsel fees), assessments, liabilities, claims, damages, actions, suits or other charges incurred by or assessed against it for any thing done or omitted by it in the performance of its duties hereunder, except as a result of its own gross negligence or willful misconduct. The agreements contained in this Section 7 shall survive any termination of the duties of the Escrow Agent hereunder or its resignation.

8.	Section Headings.

The headings of sections in this Escrow Agreement are provided for convenience only and will not affect its construction or interpretation.

9.	Amendments; No Waiver; Enforcement.

(a) Any provision of this Escrow Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Shareholders’ Representative, SpinCo, the Company and the Escrow Agent, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10.	Exclusive Agreement; No Third Party Beneficiaries.

This Escrow Agreement, together with the Merger Agreement and the other agreements contemplated thereby, constitute the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Escrow Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Escrow Agreement, express or implied is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Escrow Agreement.

11.	Governing Law; Consent to Jurisdiction.

This Escrow Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Delaware and the Federal Courts of Delaware (the “Delaware Courts”), in any suit, action or proceeding arising out of or relating to this Escrow Agreement, or for recognition or enforcement of any judgment resulting from any suit, action or proceeding, and each party hereby irrevocably and unconditionally agrees that all claims in respect to any such suit, action or proceeding may be heard and determined in a Delaware Court. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally

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and effectively do so, (a) any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Escrow Agreement in a Delaware Court, (b) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court, and (c) the right to object, with respect to such suit, action or proceeding, that such court does not have jurisdiction over such party. Each party irrevocably consents to service or process in any manner permitted by law.

IN WITNESS WHEREOF, the parties have caused this Escrow Agreement to be duly executed as of the day and year first above written.

A.O. SMITH CORPORATION

By:
Name:
Title:

SMITH INVESTMENT COMPANY LLC

By:
Name:
Title:

SMITH INVESTMENT COMPANY LLC, in its capacity as the Shareholders’ Representative

By:
Name:
Title:

[ESCROW AGENT]

By:
Name:
Title:

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Annex G

FORM OF SMITH FAMILY

VOTING TRUST AGREEMENT

This Voting Trust Agreement (“Agreement”) is made as of the     day of             , 2009, between the persons whose signatures are hereunto affixed as depositors, and such other qualified persons as shall become parties hereto from time to time as hereinafter provided (the “Depositors”), and                     ,                     , and                     , and their successors, as Trustees (the “Trustees”).

WITNESSETH:

WHEREAS, as former shareholders of Smith Investment Company, a Nevada corporation (“SICO”), and Smith Family Members (as defined below), the Depositors have received or will receive, in the merger (the “Merger”) of SICO into a subsidiary of A.O. Smith Corporation, a Delaware corporation (“AOS”), shares of AOS Common Stock (“Common Stock”) and Class A Common Stock (“Class A Stock”); and

WHEREAS, the Depositors deem it advisable and in their best interests, in order to insure harmony and agreement among themselves as to the investment in AOS and to protect their collective interests in AOS, to deposit their shares of Common Stock and Class A Stock (collectively, “Shares”) with the Trustees pursuant to this Agreement;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Depositors and the Trustees do hereby agree as follows:

I.	DEPOSIT OF SHARES; GENERAL PROVISIONS

1. Transfer of Shares to Trustees. The undersigned Depositors, holding the number of Shares set opposite their respective names on the addendum to the signature page to this Agreement, shall deposit said Shares, and any additional Shares which they may receive upon termination of the escrow arrangements pursuant to the Merger, with the Trustees, properly endorsed for assignment and transfer to the Trustees on the books of AOS. The Shares so deposited with the Trustees shall be surrendered to AOS and cancelled and new certificates therefor shall be issued to the Trustees stating that they are issued pursuant to the Smith Family Voting Trust (“Trust”), created by this Agreement, which fact shall also be stated in the stock ledger of AOS.

2. Effect. The deposit of Shares with the Trustees hereunder shall constitute assignment and transfer to the Trustees of full legal title to such Shares, and shall vest in the Trustees all rights and powers of every nature incident to ownership of such Shares subject only to the limitations specifically set forth herein.

3. Depositors. Any holder of Common Stock or Class A Stock who is a Smith Family Member, as defined in the Amended and Restated Certificate of Incorporation of AOS as adopted by its stockholders on                     , 2009 (the “AOS Certificate”) may become a Depositor and thereby a party to this Agreement at any time, with the consent of the Trustees, by executing and delivering to the Trustees a deposit letter in substantially the form hereto annexed as Exhibit “A” and by depositing the certificates representing Shares owned by the Depositor, duly authorized for transfer, with the Trustees, together with a sum sufficient to cover any governmental charges incidental to such transfer. The Trustees shall have the sole discretion to determine whether an individual is eligible to be a Depositor pursuant to this Agreement. Each Depositor, by the deposit of his or her Shares hereunder, shall, as of the date of deposit, become a party to and be bound by all the terms and provisions of this Agreement with the same effect as if an initial Depositor hereunder. Any Depositor may, at any time or from time to time following the initial deposit of Shares hereunder, deposit additional Shares.

4. Trust Interests. The Shares deposited hereunder shall be held for the account of each respective Depositor. Trust certificates for said Shares will not be issued. For purposes of this Trust Agreement, the beneficial interests of Depositors or Beneficiaries in Shares held by the Trust for their respective accounts shall be referred to herein as “Trust Interests”.

5. Certificate of Intent. Each Depositor may file a Certificate of Intent in substantially the form hereto annexed as Exhibit “B,” signifying an intent by the Depositor to purchase additional shares of Common Stock or (if permitted by the AOS Certificate without their conversion into shares of Common Stock) Class A Stock pursuant to the terms and conditions herein. A Depositor may amend his Certificate of Intent to reflect any change in the Depositor’s interest or ability to purchase additional stock.

6. Beneficiary. The term “Beneficiary,” as used in this Agreement, shall mean a holder of record on the books of the Trustees of Trust Interests granted hereunder (whether held by initial deposit or by permitted transfer), and shall be construed to mean and include not only such holders and owners acting in their own right but also any person, association, or corporation possessing Trust Interests in a representative or fiduciary capacity. Although a Depositor is a Beneficiary, a Beneficiary may not necessarily be a Depositor.

II.	DIVIDENDS; ADDITIONAL STOCK AVAILABILITY

1. Payment of Dividends. In the event the Trustees receive any dividend or other distribution of cash or property (other than Common Stock, Class A Stock or other securities which may become AOS voting stock upon the happening of any specified contingency) upon or by reason of the Shares held by the Trustees hereunder, the Trustees shall promptly make a pro rata distribution (based on number and class of shares held in each Beneficiary’s account) of such dividend or distribution to the Beneficiaries as their respective Trust Interests appear on the books of the Trustees as of the record date of the dividend or distribution. In the event of a stock split-up, or dividend or distribution of Common Stock, Class A Stock or other securities that may become voting stock, such stock shall be added to the Shares held by the Trustees hereunder and the Trust Interests of Beneficiaries shall be adjusted accordingly. Prior to making any distribution of cash, securities or other property to the Beneficiaries, the Trustees may retain therefrom a sufficient part, either in cash, securities or property, to meet the expenses and obligations of the Trust; provided, however, that the Trustees may not sell or otherwise dispose of Common Stock, Class A Stock or other voting securities for the purpose of meeting such expenses or obligations except in compliance with the procedure outlined in Paragraph 3 of Part V hereof. The Trustees may, in their discretion, from time to time, instead of receiving and distributing any such dividends or distributions, authorize AOS to make payment or delivery thereof directly to the Beneficiaries. The Trustees may also withhold taxes from the distributions to any Beneficiary as may be required by applicable law or regulation.

2. Subscription Rights. The Trustees shall promptly give notice to the Beneficiaries of the issuance or granting by AOS to its stockholders of any warrants or rights to subscribe to any security to be issued by AOS, and each such Beneficiary shall have the right, upon furnishing adequate funds and complying with other terms or provisions of such warrants or rights, to direct the Trustees to exercise such warrants or rights, or any part thereof, in respect of the Shares represented by the Trust Interests possessed by such Beneficiary. The Trustees shall hold and own, subject to the provisions hereof, all voting stock and all stock convertible into voting stock issued upon exercise of such warrants or rights, and shall adjust in respect thereof the Beneficiaries’ Trust Interests accordingly.

3. Purchases by Trust. The Trustees shall be entitled to purchase Common Stock or Class A Stock (or rights thereto) directly from AOS or from sources other than AOS on behalf of Depositors to the extent made available to the Trust from time to time; provided, however, that the Trust shall not purchase any such stock in excess of the amount indicated on the Depositors’ Certificates of Intent, so that at no time will the Trust purchase or own Shares for its own account. In the event the Trust has the opportunity to purchase stock in excess of the Depositors’ current expressions of interest, the Trustees may, in their discretion, notify the Depositors of such opportunity. Any Depositor, in response to such notice, desiring to amend his Certificate of Intent in order to purchase stock in addition to the amount previously set forth in his Certificate of Intent shall file a written request with the Trustees during the time frame indicated by the Trustees. The Trustees shall promptly notify the Depositors of stock purchases, and the Depositors shall promptly make payment therefor at the time and in such manner specified by the Trustees. Any stock purchased by the Trust shall be distributed to the accounts of the Depositors on a pro rata basis, in accordance with the Certificates of Intent filed by the Depositors or in such other manner as the Trustees deem fair and equitable; provided, however, that the allocation of Shares may be adjusted by the Trustees in favor of purchasers who do not need to borrow funds to finance their purchases.

4. Common/Class A Exchanges. Unless directed to the contrary in a Depositor’s Certificate of Intent, and other than in respect of any Depositor which is not eligible under the AOS Certificate to purchase additional shares of Class A Stock without their conversion into shares of Common Stock, the Trustees may use and/or exchange Common Stock held by the Trust as consideration for the purchase of Class A Stock available to the Trust from time to time. Any such exchanges shall be on such terms and conditions as deemed reasonable by the Trustees and shall be made on a pro rata basis based on each Beneficiary’s Trust Interests attributable to Class A Stock or pursuant to such other method as the Trustees deem fair and equitable.

5. Reorganization. If, in case of reorganization, merger, consolidation or other similar change in AOS, the Trustees receive stock or other equity securities in any reorganized, merged, consolidated, new or different corporation in exchange for the Shares deposited or held hereunder, the Trustees may in their discretion hold the securities so received or may distribute such securities to the Beneficiaries as their respective Trust Interests appear on the Trustees’ records. With respect to securities exchanged or substituted for the Shares represented by outstanding Trust Interests, the rights and obligations of the Trustees and Beneficiaries shall, for all purposes, be treated as applying to the securities so held in exchange or substitution.

III.	TRUSTEE ACTIONS; POWERS

1. Powers. The Trustees, with respect to the Shares held hereunder, are hereby vested as owners of such Shares (without limitation except as herein otherwise expressly provided) with all of the rights, powers and privileges of every kind and character of an owner thereof, including, without limiting the generality of the foregoing: (a) the right to vote the same, either in person or by proxy, for every purpose; (b) the right to become parties to or prosecute or intervene in any suits or other legal or administrative proceedings affecting (i) the Shares held hereunder, (ii) AOS, or (iii) the powers and duties or obligations of the Trustees; (c) the right to transfer all or any part of the Shares held hereunder into their names as Trustees or into the name or names of the nominee or nominees; (d) the right to exchange Shares of Common Stock held hereunder for Shares of Class A Stock; and (e) the right to borrow or to arrange for borrowing for the purpose of purchasing additional stock, including the right to pledge the Shares held hereunder as security for said borrowing(s). The obligations and agreements of the Trustees shall not be binding upon the Trustees personally but shall bind solely the Shares and other assets and property in the hands of the Trustees.

2. Voting. In voting the Shares held hereunder, the Trustees shall exercise their best judgment and may take such part or action with respect to the management of the affairs of AOS as they deem appropriate or necessary, subject to the obligations of the Depositors under the Stockholder Agreement dated December 9, 2008 by and among AOS and the various Smith Family Members who are signatories thereto.

3. Trustee Status. Any Trustee, individually or otherwise, may hold Common Stock, Class A Stock or other securities of AOS or possess Trust Interests issued hereunder and, individually or as a Trustee, may vote for himself as a director of AOS; and any Trustee, or any firm of which he is a member, or a corporation in which he is a stockholder or officer or in which he may be otherwise interested, may contract with AOS or the Trustees or be or become pecuniarily interested in any matter or transaction to which AOS or the Trustees may be a party, as fully as though such person were not a Trustee hereunder. A Trustee, if a director of AOS, may vote for himself as an officer and/or employee of AOS and may participate in fixing the amount of compensation for such services. Any Trustee who is also a Beneficiary or a Depositor shall have all rights accorded Beneficiaries or Depositors hereunder.

4. Majority to Act. Except as otherwise herein provided, any action to be taken hereunder by the Trustees shall require the approval of a majority of the Trustees then qualified as Trustees and acting hereunder. In the event that a majority of the Trustees are unable to agree upon any issue, the Trustees shall act in accordance with the decision of the majority of a board of three arbitrators, one each to be appointed by the opposing Trustees and the third to be appointed by the other two arbitrators so selected.

5. Expenses. The Trustees may incur and pay all expenses and disbursements which the Trustees may deem necessary or proper in and about exercising the powers of authority given to or vested in the Trustees by this Agreement, and shall be entitled to reimbursement for any expenses and obligations incurred by them by reason of this Trust, as provided in Paragraph 1 in Part II above. The Trustees shall not be entitled to compensation for services rendered as Trustees.

6. Records and Reports.

(a) The Trustees shall keep proper records of Trust assets, receipts and disbursements, a list of Beneficiaries and the Shares in their accounts, and other records connected with the administration of this Trust. The books and records of the Trustees containing the accounts and names of Beneficiaries shall at all reasonable times be open to inspection by the Beneficiaries for any proper purpose.

(b) The Trustees shall periodically prepare and transmit to each Beneficiary statements of such Beneficiary’s account, showing the number of shares of Common Stock and/or Class A Stock held on behalf of the Beneficiary, recent activity in such account, and such other matters as the Trustees deem appropriate.

(c) Upon the written request of a Beneficiary, the Trustees shall issue and mail annual financial reports to such Beneficiary within thirty (30) days after the final adjournment of each annual meeting of the stockholders of AOS and may, in their discretion, issue and mail to Beneficiaries interim financial reports. Financial reports shall include information of such nature and scope as the Trustees shall deem relevant and appropriate under the circumstances. Unless formal notice questioning the adequacy and accuracy of such financial reports is filed with the Secretary within thirty (30) days after the mailing of any such report, such report as against all Beneficiaries requesting such report shall be conclusively presumed to be in all respects correct.

(d) The Trustees shall promptly transmit all communications from AOS received by the Trustees as AOS stockholders to the Beneficiaries.

7. Secretary. The Trustees shall appoint a Secretary and an Assistant Secretary (herein referred to as the “Secretary” and “Assistant Secretary”), either of whom may but need not be a Trustee. The Trustees may remove or replace at any time the persons who are appointed as Secretary and Assistant Secretary, and may pay reasonable compensation to the Secretary and/or the Assistant Secretary, if said persons are not Trustees. It shall be the duty of the Secretary to keep the minutes of meetings of the Trustees and to maintain a record of transactions hereunder and to perform such other duties as herein provided or as may be required by the Trustees. The Assistant Secretary shall act in place of the Secretary in taking any action or performing any duties herein required to be taken or performed by the Secretary whenever the Secretary shall be incapacitated, absent, or for any other reason unable to act. Promptly upon appointment, the Secretary shall give notice in writing to all Beneficiaries of his name and address, and the name and address of the Assistant Secretary, and shall give similar notice of any change therein.

IV.	SALE OF STOCK BY THE TRUSTEES

Whenever Beneficiaries possessing Trust Interests representing in the aggregate at least seventy-five percent (75%) of all the votes as determined by the voting power of the Shares held hereunder direct the sale as a unit of all or any part of the Shares for such price and upon such terms or in exchange for such other property that they shall agree upon, then the Trustees shall make the sale of such Shares as so directed, whether or not the Trustees or other Beneficiaries approve the sale. Likewise, if at any time the Trustees unanimously authorize such action, the Trustees, with the written consent of Beneficiaries holding Trust Interests representing in the aggregate a majority of the voting power of all of the Shares held hereunder, may sell as a unit all or any part of the Shares for such price and upon such terms or in exchange for such other property as they in their discretion deem proper. If such a sale is of all of the Shares then held hereunder, this Agreement may be terminated in the discretion of the Trustees, and the Trustees may distribute the assets in their hands in accordance with the provisions of Paragraph 4 of Part VII hereof. If such sale is of only part of the Shares then held hereunder, then the Shares so sold shall be selected by the Trustees pro rata from the Shares of all Beneficiaries, as their respective interests shall appear on the Trustees’ books, and the proceeds of such sale shall be distributed to the Beneficiaries in the same manner; provided, that if such sales are made in exchange for other stocks or securities of any corporation, the Trustees, in their discretion, may retain such stock or securities, and thereafter the rights and obligations of the Trustees and Beneficiaries shall, for all purposes, be treated as applying to the stock or securities so received in exchange.

V.	TRANSFER OF TRUST INTERESTS AND SHARES

1. Transfer Books. The Trust Interests issued hereunder shall be transferable only on the books of the Trustees, subject to such regulations as the Trustees may institute and upon compliance with this Part V, and the Trustees may at all times and for all purposes treat the registered owner of each Trust Interest as the sole owner thereof. Upon the transfer of a Trust Interest on the books of the Trustees, the transferee shall, except as herein otherwise provided, be substituted for the prior registered owner and shall be a Beneficiary, having the rights and be subject to the obligations with respect to the Trust Interest of the original Beneficiary. Transferees who are not Depositors will not become Depositors as a result of the transfer. No party other than a Smith Family Member may be a Depositor or a Beneficiary. The Trustees may, in their discretion, from time to time cause the transfer books to be closed for such reasonable period of time as the Trustees may deem expedient.

2. Transfer of Trust Interests. A Beneficiary may at any time freely sell or otherwise transfer or dispose of any or all of the Trust Interests owned by the Beneficiary to any Smith Family Member. Except as set forth above, Trust Interests shall not be transferable. Transfer of the underlying Shares may occur, subject to Paragraph 3 below.

3. Transfer of Shares; Withdrawals. Whenever any Depositor or Beneficiary, or his estate, personal representative, executor, or other representative, desires to withdraw from the Trust, or sell or otherwise transfer or dispose of any and/or all of the Shares represented by Trust Interests, or whenever a Beneficiary ceases to be eligible to be a party to this Agreement by virtue of a change in the status of the Beneficiary, or the Beneficiary or the Depositor ceases to be eligible to participate in the Voting Trust because the Beneficiary or the Depositor is not an Eligible Transferee, the following procedures shall be observed:

(a) The Trustees shall give notice to the Beneficiary or the Depositor of the termination of that party’s status as an eligible party hereto, or in the event of withdrawal or proposed transfer, the Beneficiary shall give written notice of the intended withdrawal and/or transfer to the Secretary, which notice shall disclose the number of Shares represented by the Trust Interests to be withdrawn and/or transferred, the date of the proposed withdrawal and/or transfer (which shall not be less than thirty days after such notice), and such other pertinent information as the Trustees may request.

(b) Shares the subject of a notice referred to in subparagraph (a) above (a “Notice of Withdrawal”) which constitute Class A Common Stock shall automatically be exchanged for Shares of Common Stock held by the Trust on a one-for-one share basis, to the extent available in the Trust from the accounts of Eligible Transferees. Said exchange shall be deemed effective immediately prior to the time of the proposed withdrawal or transfer. As a result of such an exchange, the remaining Trust Interest accounts of the Beneficiaries who are Permitted Transferees (as defined in the AOS Certificate) shall be adjusted on a pro rata basis based on each Beneficiary’s Trust Interests attributable to Common Stock or pursuant to such other method as the Trustees deem fair and equitable.

(c) A Notice of Withdrawal shall, by virtue of this Agreement, constitute an offer to sell the Shares represented by the Trust Interests specified therein to the Trust, in accordance with the provisions hereof, at a price per share equal to the average closing sales price per share of Common Stock of AOS as traded on the New York Stock Exchange (or such other national securities exchange or system, if applicable) for the ten (10) trading days immediately prior to the date on which the Shares are proposed to be withdrawn or transferred. In the event part or all of said Shares comprise Class A Stock after giving effect to subparagraph (b) above, the price per share for Class A Stock shall not differ from that of Common Stock.

(d) The Secretary shall review the Certificates of Intent on file with the Trustees. If sufficient interest has been expressed, the Trust, at the sole discretion of the Trustees, may do any (or none) of the following: (i) purchase Common Stock from other sources for the purpose of exchanging shares of the Common Stock for shares of Class A Stock pursuant to subparagraph (b) above; (ii) purchase for cash some or all of the Shares that are Class A Shares; or (iii) subject to the prior written consent of the Beneficiary, purchase for cash some or all of the Shares that are Common Stock. Shares purchased hereunder shall be allocated to the accounts of the purchasing Depositors on a pro rata basis.

(e) The Trustees may, in their discretion, permit the “Withdrawing Beneficiary” to withdraw his or her offer of sale at any time prior to the time of transfer or withdrawal.

(f) If the Trust does not purchase any or all of the Shares represented by the Trust Interests so offered, the Withdrawing Beneficiary may withdraw the Shares that were not purchased and the Trustees shall cause AOS to promptly deliver to said party certificates or other evidence of ownership as may be provided by AOS for said Shares.

VI.	ELECTION AND REMOVAL OF TRUSTEES

1. Term of Office. Each Trustee shall hold office until he resigns, dies, becomes incapacitated, or refuses to act or is removed as hereinafter provided. Any Trustee may resign at any time by mailing or delivering a written notice of his resignation to each of the remaining Trustees. A person designated to act as an additional or successor Trustee shall become a Trustee upon mailing or delivering to each of the then acting Trustees an acknowledgement that he accepts the trust herein set forth. The Trustees shall promptly notify the Beneficiaries upon the addition or succession of a Trustee.

2. Additional or Successor Trustees. In addition to the original Trustees hereunder, one or more additional or successor Trustees may be appointed at any time by the unanimous action of the qualified and acting Trustees hereunder. Each Trustee shall have the power, by written instrument delivered to the Secretary, or by his last Will and Testament, to nominate and appoint a successor as Trustee. In case any Trustee shall die, resign, become incapacitated or be removed without having nominated a successor, such successor shall be appointed by unanimous action of the remaining or surviving Trustee or Trustees. Any additional or successor Trustee must be a Permitted Transferee or a trustee of a trust which is both a Beneficiary hereunder and a Permitted Transferee.

3. Removal. Any Trustee may be removed at any time, with or without cause, by the affirmative action of Beneficiaries possessing Trust Interests representing at least two-thirds (2/3) of the voting power of all Shares then held by the Trustees hereunder.

VII.	AMENDMENT AND TERMINATION

1. Amendment. This Trust may be amended from time to time by unanimous agreement of the Trustees; provided, however, that if in the judgment of the Trustees, whose determination shall be conclusive and binding upon all of the parties, an amendment adopted by the Trustees effects a substantial change in the rights of Beneficiaries, such amendment shall not be effective unless approved in writing by the Beneficiaries having Trust Interests representing at least a majority of the Shares then held hereunder. Written notice of all amendments shall be given promptly to all Beneficiaries. Any Beneficiary whose rights hereunder are determined by the Trustees to be subject to a materially adverse change effected by any such amendment may withdraw the Shares represented by Trust Interests held by him, subject to the procedures set forth in Paragraph V.3 above, but only if written notice is given to the Secretary within fifteen (15) days following mailing of notice of such amendment by the Secretary. Approval of such proposed amendment shall constitute a waiver of the right to withdraw the Shares.

2. Term and Termination. This Agreement may be terminated at any time by the affirmative vote of Beneficiaries having Trust Interests representing in the aggregate at least seventy-five percent (75%) of the voting power of the Shares then held hereunder. Unless so terminated, this Agreement shall continue in full force and effect for a period of thirty (30) years and such additional thirty (30) year renewal periods as follow; provided, however, that if the permissible duration of this Agreement shall be limited to any lesser period by operation of law, this Agreement shall terminate upon the expiration of such lesser permitted period of duration.

3. Withdrawal. Except as otherwise provided herein, a Beneficiary may withdraw a part or all of the Shares represented by Trust Interests owned by him only upon unanimous consent of the Trustees and in accordance with the procedures set forth in Part V hereof. The Trustees shall provide unanimous consent unless good cause exists to withhold it. Any Beneficiary may also be required at any time, by the Trustees, to withdraw the Shares represented by the Trust Interests owned by him, with such withdrawal to proceed in accordance with the procedures set forth in Part V.

4. Terminal Distributions. Whenever this Agreement shall terminate, the rights of all parties hereunder shall terminate, except the rights of the Beneficiaries to the Shares held in their respective accounts and their distributive share of the proceeds of the Trust as hereinafter in this Paragraph 4 provided. In case of termination of this Agreement, every Beneficiary, and in case of termination of this Agreement as to a withdrawing Beneficiary only, such Beneficiary, upon the payment of his pro rata share of the costs, expenses, disbursements and outlays of the Trustees shall be entitled to his pro rata portion of all property, securities, and cash held by or for the Trustees hereunder. Beneficiaries, by the acceptance of their respective pro rata portion or a part of any property, securities, or cash distributed by the Trustees, shall thereby be deemed to have released and discharged the Trustees, their agents and attorneys, from all liability and accountability under this Agreement of every kind, character, and description whatsoever.

VIII.	NOTICES

1. Meetings. Whenever a meeting of the Beneficiaries as a class shall be requested in writing by the Trustees or by Beneficiaries who will be entitled to cast at least ten percent (10%) of all the votes which would be entitled to be cast at such meeting, the Secretary shall call such meeting within thirty (30) days and shall promptly give notice to all persons entitled to be present at such meeting, specifying the time and place of holding the meeting and the business proposed to be transacted. The Secretary shall likewise give notice of all meetings of Trustees to each Trustee, specifying the time and place of holding the meeting and the business proposed to be transacted. Such notices shall be given not less than ten (10) days before the time of holding the meeting but notice may be waived in writing or by presence at the meeting.

2. Method. Any and all notices herein provided shall be in writing and personally delivered or shall be given by mailing such notice by registered mail, return receipt requested, to the address of the person or corporation to whom such notice is given as shown upon the records of the Trustees, and, in the event that notice is given to the Secretary, it shall be given to him at his address as specified in the most recent notice given by him to the Beneficiaries. In the case of any requirement in this Agreement that such notice be for any number of days, such time shall run from the personal delivery thereof or from the mailing of such notice, exclusive of the day of mailing, and the affidavit of the person giving such notice as to the delivery or mailing thereof in case such person is a Trustee or the Secretary shall be conclusive.

IX.	MISCELLANEOUS

1. Voting. Unless otherwise expressly provided herein, whenever any action is to be taken by any class of persons hereunder (i.e., the Trustees or the Beneficiaries), such class of persons may act either (a) by a vote in person or by a proxy at a meeting of such class of persons, or (b) by an instrument or concurrent instruments in writing, signed by the number or proportion in interest (as required herein) of such class of persons without a formal meeting; provided, however, that a Trustee may vote as such in person or by written instrument, but not by proxy. On all matters in which a Beneficiary is entitled to vote hereunder, each Beneficiary shall be entitled to one (1) vote in person or by proxy for each share of Common Stock represented by the Trust Interests held by him, and ten (10) votes for each share of Class A Stock represented by the Trust Interests held by him.

2. Construction. The Trustees shall have full power and authority to interpret and construe this Agreement, and their interpretation and construction made in good faith shall be conclusive and binding upon the parties hereto, and the Trustees may make such regulations as in their judgment may be deemed necessary or proper to carry out the same properly and effectively.

3. Liability. No Trustee shall be liable or responsible for any act or omission hereunder, including acts or omissions of any agents, except for his own individual personal malfeasance, nor shall any Trustee, whether original or successor or substitute, at any time be required to give or file any bond or other security in order to qualify or continue as a Trustee hereunder, unless the giving of such bond shall be directed by the Trustees, in which event the cost of such bond shall be considered and treated as an expense of the Trust. No person (including Beneficiaries) incurring any loss resulting from liability for breach of any fiduciary duty with respect to this Trust shall be entitled to indemnification out of the assets of the Trust.

4. Severability. If any provision of this Agreement shall under any circumstances be deemed invalid or inoperative to any extent, it is agreed and understood that such invalidity shall not invalidate the whole Agreement, but the Agreement shall be construed as not containing any provision or provisions so deemed invalid and inoperative, and the rights and obligations of the parties shall be construed and enforced accordingly.

5. Gender. Masculine pronouns used in this Agreement are intended to refer to both male and female persons and to entities.

6. Experts. The Trustees may employ legal counsel, accountants and other consultants to assist them in the exercise of their authority, and may rely upon the advice so obtained.

7. Counterpart. This Agreement shall be executed in counterparts by the Depositors and the Trustees as originally constituted. At least one of such counterparts and a copy of all amendments to this Agreement shall be retained by the Trustees at all times and one of such counterparts and a copy of all amendments to this Agreement shall be deposited with AOS at its registered office.

8. Governing Law; Courts. This Agreement and the resulting Trust have been formed in, and shall be governed and construed in accordance with the laws of, the State of Wisconsin. The parties hereto (a) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the courts of the State of Wisconsin or the federal courts located in the State of Wisconsin (the “Courts”) and not in any other state or federal court in the United States of America or any court in any other country; (b) consent to submit to the exclusive jurisdiction of the Courts for purposes of any action or proceeding arising out of or in connection with this Agreement; (c) waive any objection to the laying of venue of any such action or proceeding in the Courts; and (d) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Courts has been brought in an improper or inconvenient forum, or is subject (in whole or in part) to a jury trial.

9. Securities Laws. It is acknowledged that requirements and restrictions of various laws, including federal and state securities laws, may impose limitations upon the Trustees in the performance of their duties and obligations hereunder on behalf of the Trust, including limitations as to the timing and volume of Trust purchases or sales of AOS securities.

IN WITNESS WHEREOF, the parties have hereunto affixed their signatures and seals as of the day and year first written above.

TRUSTEES

, Trustee

, Trustee

, Trustee

Continued signatures to Smith Family Voting Trust Agreement

DEPOSITORS:

Signature	Signature

Print Name	Print Name

Address:	Address:

Signature	Signature

Print Name	Print Name

Address:	Address:

Signature	Signature

Print Name	Print Name

Address:	Address:

EXHIBIT “A”

DEPOSIT LETTER

, 20

Trustees under the Smith Family Voting Trust Agreement dated as of             , 2009.

c/o

Gentlemen:

Enclosed herewith are the following certificates for a total of             shares of Common Stock and             shares of Class A Stock of A.O. Smith Corporation: [Attach an additional page, if necessary.]

Certificate Number	Number of Shares	Class

The certificates have been endorsed in blank with the signature witnessed or executed stock powers are attached thereto, and are hereby deposited with you as Trustees to hold the same in trust under and pursuant to the terms of the Smith Family Voting Trust Agreement relating to such Common and Class A Stock, dated as of                     , 2009, the initial Trustees named in such agreement being             ,             , and             .

The undersigned hereby acknowledges receipt of a copy of the above mentioned Trust Agreement and, subject to your acceptance of this deposit by issuing the Trust Interest as mentioned below, hereby accepts and agrees to all the terms and provisions of said Trust Agreement and joins therein.

Please record Trust Interests evidencing the deposit of the above described shares of stock registered in the name of the undersigned Depositor as follows: [Attach an additional page, if necessary.]

Name:
Address:

Very truly yours,

Print Name of Depositor

Signature of Depositor

EXHIBIT “B”

CERTIFICATE OF INTENT

, 2009

Trustees under the Smith Family Voting Trust Agreement dated as of                     , 2009.

c/o

Gentlemen:

This document constitutes the intent of the undersigned to purchase up to             shares of A.O. Smith Corporation Common Stock and/or Class A Stock, purchased by the Trustees on my/its behalf in the event such shares become available on or before                     , 20    ; provided, that the purchase price per share for either class of stock does not exceed $            . If the price per share exceeds $            , the undersigned will purchase shares at a total purchase price not to exceed $            .

At present, the undersigned would need to borrow $            to fulfill my/its commitment. The undersigned understands and agrees that the Trustees may give preference to Depositors who do not need to borrow in the event shares become available and that such preference may affect the allocation of shares purchased on my behalf.

If the undersigned has checked the space preceding this sentence, the Trustees are NOT authorized to exchange Common Stock held in my/its account for Class A Stock.

This Certificate of Intent sets forth the current intent of the undersigned. The undersigned understands and agrees that I/it may amend this Certificate of Intent pursuant to the terms and conditions set forth in the Trust Agreement.

Very truly yours,

Print Name of Depositor

Signature of Depositor

Annex H

December 9, 2008

Special Committee of the

    Board of Directors and Board of Directors

A.O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224-9508

Members of the Special Committee of the Board of Directors

    and Members of the Board of Directors:

We understand that Smith Investment Company (the “Company”), A.O. Smith Corporation (the “Parent”) and SICO Acquisition, LLC (“MergerCo”), a wholly owned subsidiary of Parent, propose to enter into an Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), which provides, among other things, for (i) the spin-off by the Company to its shareholders of the operations of its subsidiaries Berlin Industries, Inc. and Central States Distribution Service, Inc. (the “Spin-Off”); and (ii) the subsequent merger (the “Merger”) of the Company with and into MergerCo. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”), other than shares held in treasury, or owned by the Company, or any wholly owned subsidiary of the Company or by the Parent, MergerCo or any other wholly owned subsidiary of the Parent, or as to which dissenters’ rights have been perfected, will be converted into the right to receive (i) the number of shares of Class A common stock, par value $5.00 per share, of the Parent (the “Parent Class A Common Stock”) equal to the Class A Exchange Ratio, (ii) the number of shares of common stock, par value $1.00 per share, of the Parent (the “Parent Common Stock”) equal to the Closing Common Exchange Ratio and (iii) the number of Escrow Shares equal to the Per Share Escrow Release Number, if any, upon release thereof pursuant to the Escrow Agreement (the number of shares referred to in clauses (i), (ii) and (iii), collectively, the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Parent.

For purposes of the opinion set forth herein, we have:

1)	reviewed certain publicly available financial statements and other business and financial information of the Parent and the Company, respectively;

2)	reviewed certain internal financial statements and other financial and operating data concerning the Parent and the Company, respectively;

3)	discussed the past and current operations and financial condition and the prospects of the Parent with senior executives of the Parent;

4)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	reviewed the reported prices and trading activity for the Parent Common Stock, Parent Class A Common Stock and the Company Common Stock;

6)	compared the financial performance of the Parent and the prices and trading activity of the Parent Common Stock with that of certain other publicly-traded companies comparable with the Parent and its securities;

7)	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

8)	participated in certain discussions and negotiations among representatives of the Parent and the Company and their financial and legal advisors;

9)	reviewed the Merger Agreement and certain related documents; and

10)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Parent and the Company, and formed a substantial basis for this opinion. We have assumed that the Spin-Off and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986, as amended. For the avoidance of doubt, and without limiting the foregoing, we have assumed that the Parent will not assume any tax liability in respect of the Spin-Off. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Spin-Off and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Spin-Off and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parent and the Company and their legal, tax or regulatory advisors with respect to such matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Parent or Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Parent in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the rendering of this financial opinion and another portion of which is contingent upon the closing of the Merger.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors and the Board of Directors of the Parent and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Parent is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Parent’s Common Stock will trade following consummation of the Merger and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Parent should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Parent.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED

By:	/s/ William H. Strong
William H. Strong Managing Director Vice Chairman Investment Banking

Annex I

December 9, 2008

CONFIDENTIAL

Special Committee of the Board of Directors

Smith Investment Company

11270 West Park Place

Milwaukee, WI 53224

Dear Members of the Special Committee:

Smith Investment Company (“SICO” or the “Company”) has engaged Duff & Phelps Securities, LLC to provide independent financial advisory services to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board of Directors”) of the Company and as part of the engagement, has requested Duff & Phelps, LLC (“Duff & Phelps”) to provide an opinion (the “Opinion”) to the Special Committee as of the date hereof as to the fairness, from a financial point of view, to the shareholders of the Company (other than the Smith Family Members (as defined in the Agreement) and their affiliates (the “Smith Family Members”)) of the consideration to be received by such holders in the contemplated transaction described below (the “Proposed Transaction”).

Description of the Proposed Transaction

The Proposed Transaction is comprised of a merger of the Company with and into a newly formed limited liability company and wholly owned subsidiary of A. O. Smith Corporation (“AOS”) in exchange for newly issued shares of AOS Class A Common Stock and AOS Common Stock, on the terms and subject to the conditions set forth in a draft Agreement and Plan of Merger among AOS, a newly formed wholly owned subsidiary of AOS, SICO, and Smith Investment Company LLC (the “Agreement”). Pursuant to the Agreement, each share of Common Stock of SICO (other than Dissenting Shares) shall be converted into the right to receive (i) the number of shares of AOS Class A Common Stock equal to 0.985 multiplied by the number of shares of AOS Class A Common Stock held by SICO divided by the number of outstanding shares of SICO Common Stock, (ii) the number of shares of AOS Common Stock equal to (A)(1) 0.985 multiplied by the number of shares of AOS Common Stock held by SICO minus (2) the shares to be placed into escrow, divided by (B) the number of outstanding shares of SICO Common Stock, and (iii) its pro rata share of the shares placed in escrow, upon release from escrow. Prior to completion of the Proposed Transaction, SICO will transfer substantially all of its assets (other than the Class A Common Stock and Common Stock of AOS held by it) and liabilities to Smith Investment Company LLC, and all of the equity interests in Smith Investment Company LLC will be distributed to the shareholders of SICO (such transfer and distribution, the “Spin-off”). Duff & Phelps has not been requested to, and does not in this Opinion, address or otherwise provide any opinion with respect to the Spin-off. The Opinion provided in this letter is only given with respect to the Proposed Transaction.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below:

1.	Discussed the Proposed Transaction with the Special Committee and its representatives and the Company and its management and representatives;

Special Committee of the Board of Directors

Smith Investment Company

December 9, 2008

2.	Reviewed certain publicly available business and financial information of the Company and AOS, respectively;

3.	Reviewed certain internally prepared financial and operating data concerning the Company, which the Company has identified as being the most current financial statements available;

4.	Reviewed drafts of the following documents related to the Proposed Transaction: the Agreement and, in each case as defined in the Agreement, a form of each of the Company Support Agreement, the Parent Support Agreement, the Parent Charter, the Parent Charter Amendment, the Escrow Agreement, the Stockholder Agreement and the Voting Trust Agreement;

5.	Reviewed the historical trading prices and trading volumes of the Company Common Stock, AOS Class A Common Stock and AOS Common Stock; and

6.	Conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1.	Assumed that the Proposed Transaction will be treated as a tax-free reorganization for United States Federal income tax purposes;

2.	Did not address the impact of the Proposed Transaction on any particular shareholder other than in such shareholder’s capacity as a shareholder;

3.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Company and its management and representatives and the Special Committee and its representatives, and did not independently verify such information;

4.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

5.	Assumed that information supplied to Duff & Phelps and representations and warranties made in the Agreement are accurate in all material respects;

6.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

7.	Relied upon the fact that the Special Committee and the Company have engaged such tax, accounting and legal advisors as they have deemed necessary, and is giving no opinion herein with respect to any tax, accounting or legal matters;

8.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect (including any delay, limitation, condition or restriction) on the Company, AOS or the contemplated benefits expected to be derived in the Proposed Transaction; and

9.	Assumed that each member or descendant of the Smith family and each trust for the benefit of members or descendants of the Smith family that is, was or will be required by applicable law or regulation to be a signatory to the Schedule 13D (as defined in the Agreement) has signed or will sign such Schedule 13D, as required.

Special Committee of the Board of Directors

Smith Investment Company

December 9, 2008

10.	Has not taken into account the effect, positive or negative, that any tax attribute of the Company being assumed (including by operation of law) by or transferred to AOS in the Proposed Transaction would have on the Proposed Transaction.

11.	Assumed, based on the direction of the Special Committee, that any alternative to the Proposed Transaction involving a sale of the Company to a third party or a recapitalization of AOS to eliminate its dual class equity structure would be futile and therefore not available.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions insofar as they affect the Proposed Transaction or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation of the Company’s, Smith Investment Company LLC’s or AOS’s solvency or any appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise), nor have we been furnished with any such evaluations or appraisals. Duff & Phelps is not a legal, tax, accounting or regulatory advisor and has relied upon, without independent verification, the assessment of the Company and its legal, tax, accounting and regulatory advisors with respect to such matters, and Duff & Phelps has made no assessment as to the impact or timing implications, if any, of any ongoing legal or regulatory investigations. Duff & Phelps has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject and, at your direction and with your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, analysis of the Company’s, Smith Investment Company LLC’s or AOS’s credit worthiness, tax advice, or accounting advice. Duff & Phelps has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction or (b) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Proposed Transaction. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Company Common Stock or the AOS Class A Common Stock or AOS Common Stock following the public announcement of the Proposed Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the shareholders of the Company (other than the Smith Family Members) in the Proposed Transaction, or with respect to the fairness of any such compensation.

The Proposed Transaction is not comparable to other transactions that Duff & Phelps has reviewed and, in rendering this Opinion, Duff & Phelps has relied solely on an analysis designed specifically for the Proposed Transaction. This Opinion (a) does not address the merits of the underlying business decision to enter into the

Special Committee of the Board of Directors

Smith Investment Company

December 9, 2008

Proposed Transaction versus any alternative strategy or transaction; (b) is not a recommendation as to how the Special Committee, Board of Directors or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (c) does not indicate that the consideration received is the best possibly attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps has prepared this Opinion effective as of the date hereof, and this Opinion speaks as of the date hereof and not any future date. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

This Opinion is for the information of the Special Committee and may be relied upon by the Board of Directors, but is not intended to, and it does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose without our prior written consent, except to the extent specifically permitted in this paragraph. This Opinion may be included in its entirety in any proxy statement distributed to shareholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall be in a form reasonably acceptable to Duff & Phelps and its counsel. Except as described above, without our prior consent, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps has acted as financial advisor to the Special Committee, and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Special Committee that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received. This Opinion has been approved by the internal opinion committee of Duff & Phelps.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to be received by the shareholders of the Company (other than the Smith Family Members) in the Proposed Transaction is fair, from a financial point of view, to such holders.

Respectfully submitted,

/S/    DUFF & PHELPS, LLC

DUFF & PHELPS, LLC

Annex J

NEVADA “RIGHTS OF DISSENTING OWNERS” STATUTES

(NRS 92A.300 TO 92A.500)

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(d) Any corporate action not described in paragraph (a), (b) or (c) that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

3. From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised his right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented.

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2) A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.

2. If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights must not consent to or approve the proposed corporate action.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2. The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

1. A stockholder to whom a dissenter’s notice is sent must:

(a) Demand payment;

(b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.

2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter.

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2. The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

NRS 92A.460 Payment for shares: General requirements.

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation’s principal office is located;

(b) If the corporation’s principal office is not located in this State, in Carson City; or

(c) At the election of any dissenter residing or having its principal office in this State, of the county where the dissenter resides or has its principal office. The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.

1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480.

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located. If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located. If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in Carson City.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

PART II—INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Under the provisions of Section 145 of the DGCL, A. O. Smith is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer if the director or officer is successful in the defense of such proceedings. Section 145 also provides that A. O. Smith may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of A. O. Smith or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings). In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to A. O. Smith (except for expenses allowed by a court).

Under the provisions of Article VII of A. O. Smith’s bylaws and individual indemnity agreements between A. O. Smith and its directors and certain of its officers, A. O. Smith is required to indemnify officers or directors to a greater extent than under the current provisions of Section 145 of the DGCL. Except with respect to stockholder derivative actions, the bylaw provisions and the indemnity agreements generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding (including, without limitation, proceedings brought under and/or predicated upon the Securities Act and/or the Exchange Act); provided that (a) such individual did not engage in criminal, fraudulent or intentional misconduct in the performance of his duties to A. O. Smith; (b) with respect to criminal actions, such individual had no reasonable cause to believe his conduct was unlawful; and (c) with respect to securities law actions, such individual acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of A. O. Smith and its stockholders.

The foregoing standards also apply with respect to the indemnification of expenses incurred in a stockholder derivative suit. However, in order for a director or officer to be indemnified for settlement amounts or judgments incurred in a derivative suit, it also must be determined that (a) such individual has not breached his duty of loyalty to A. O. Smith or its stockholders; (b) has not committed acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law; (c) has not engaged in any willful or negligent conduct in paying dividends or repurchasing stock of A. O. Smith out of other than lawfully available funds; and (d) has not derived an improper personal benefit from the subject transaction.

The registrant has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the registrant or its subsidiaries, or that may arise out of their status as directors or officers of the registrant or its subsidiaries, including liabilities under the federal and state securities laws.

The foregoing statements are subject to the detailed provisions of Section 145 of the DGCL, the full text of the current certificate of incorporation and bylaws of A. O. Smith and the full text of the A. O. Smith Amended Charter that will be in effect upon completion of the transactions contemplated by the Merger Agreement. Copies of the current certificate of incorporation and bylaws of A. O. Smith and form of A. O. Smith Amended Charter that will be in effect upon completion of the transactions contemplated by the Merger Agreement are filed as exhibits to this registration statement.

Item 21.	Exhibits and Financial Statement Schedules

The following exhibits are filed herewith unless otherwise indicated:

Exhibit No.	Exhibit Description
2.1

Agreement and Plan of Merger among A. O. Smith Corporation, SICO Acquisition, LLC, Smith Investment Company and Smith Investment Company LLC, dated as of December 9, 2008 (attached as Annex A to the joint proxy statement/prospectus that forms a part of this registration statement).

3.1	Restated Certificate of Incorporation of A. O. Smith, as amended October 10, 2000 (incorporated by reference to A. O. Smith’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

3.2	By-laws of A. O. Smith, as amended April 11, 2006 (incorporated by reference to A. O. Smith’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

3.3

Form of Amended and Restated Certificate of Incorporation of A. O. Smith to become effective as of the effective time of the merger (attached as Annex B to the joint proxy statement/prospectus that forms a part of this registration statement).

5.1	Legal opinion of Winston & Strawn LLP regarding the legality of the securities being issued (to be filed by amendment).

21.1	List of Subsidiaries of A. O. Smith (incorporated by reference to A. O. Smith’s Annual Report on Form 10-K for the year ended December 31, 2007).

23.1	Consent of Ernst & Young LLP relating to A. O. Smith’s consolidated financial statements.

23.2	Consent of Ernst & Young LLP relating to SICO’s consolidated financial statements.

23.3	Consent of Winston & Strawn LLP (included in Exhibit 5.1 which will be filed by amendment).

24.1	Power of Attorney (included on signature page).

99.1	Forms of A. O. Smith Proxy Card (to be filed by amendment).

99.2	Form of SICO Proxy Card (to be filed by amendment).

99.3	Opinion of Morgan Stanley & Co. Incorporated (attached as Annex H to the joint proxy statement/prospectus that forms a part of this registration statement).

99.4	Consent of Morgan Stanley & Co. Incorporated (included in Annex H to the joint proxy statement/prospectus that forms a part of this registration statement).

99.5	Opinion of Duff & Phelps, LLC (attached as Annex I to the joint proxy statement/prospectus that forms a part of this registration statement).

99.6	Consent of Duff & Phelps, LLC.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference in the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(h) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, A. O. Smith Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Milwaukee, Wisconsin, on this 30th day of January, 2009.

A. O. SMITH CORPORATION

By:	/s/ PAUL W. JONES
Paul W. Jones
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul W. Jones, Terry M. Murphy and James F. Stern, and each of them, his or her true and lawful attorney-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated below on January 30, 2009:

Signature	Title
/S/ PAUL W. JONES Paul W. Jones	Chairman of the Board of Directors and Chief Executive Officer

/S/ TERRY M. MURPHY Terry M. Murphy	Executive Vice President and Chief Financial Officer

/S/ JOHN J. KITA John J. Kita	Senior Vice President Corporate Finance and Controller

/S/ RONALD D. BROWN Ronald D. Brown	Director

/S/ WILLIAM F. BUEHLER William F. Buehler	Director

/S/ GLOSTER B. CURRENT, JR. Gloster B. Current, Jr.	Director

/S/ WILLIAM P. GREUBEL William P. Greubel	Director

Signature	Title
/S/ ROBERT J. O’TOOLE Robert J. O’Toole	Director

/S/ BRUCE M. SMITH Bruce M. Smith	Director

/S/ MARK D. SMITH Mark D. Smith	Director

/S/ IDELLE K. WOLF Idelle K. Wolf	Director

/S/ GENE C. WULF Gene C. Wulf	Director

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1

Agreement and Plan of Merger among A. O. Smith Corporation, SICO Acquisition, LLC, Smith Investment Company and Smith Investment Company LLC, dated as of December 9, 2008 (attached as Annex A to the joint proxy statement/prospectus that forms a part of this registration statement).

3.1	Restated Certificate of Incorporation of A. O. Smith, as amended October 10, 2000 (incorporated by reference to A. O. Smith’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

3.2	By-laws of A. O. Smith, as amended April 11, 2006 (incorporated by reference to A. O. Smith’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

3.3

Form of Amended and Restated Certificate of Incorporation of A. O. Smith to become effective as of the effective time of the merger (attached as Annex B to the joint proxy statement/prospectus that forms a part of this registration statement).

5.1	Legal opinion of Winston & Strawn LLP regarding the legality of the securities being issued (to be filed by amendment).

21.1	List of Subsidiaries of A. O. Smith (incorporated by reference to A. O. Smith’s Annual Report on Form 10-K for the year ended December 31, 2007).

23.1	Consent of Ernst & Young LLP relating to A. O. Smith’s consolidated financial statements.

23.2	Consent of Ernst & Young LLP relating to SICO’s consolidated financial statements.

23.3	Consent of Winston & Strawn LLP (included in Exhibit 5.1 which will be filed by amendment).

24.1	Power of Attorney (included on signature page).

99.1	Forms of A. O. Smith Proxy Card (to be filed by amendment).

99.2	Form of SICO Proxy Card (to be filed by amendment).

99.3	Opinion of Morgan Stanley & Co. Incorporated (attached as Annex H to the joint proxy statement/prospectus that forms a part of this registration statement).

99.4	Consent of Morgan Stanley & Co. Incorporated (included in Annex H to the joint proxy statement/prospectus that forms a part of this registration statement).

99.5	Opinion of Duff & Phelps, LLC (attached as Annex I to the joint proxy statement/prospectus that forms a part of this registration statement).

99.6	Consent of Duff & Phelps, LLC.